КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия,650000,г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

29.08.2007 №70-258/5403

На № ________ от ________

RECEIVED
2007 SEP 17 P 1:25

07026632

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

Re: JSC Kuzbassenergo **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12-g2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETER.**

The Bank of New York acts as depositary bank for the above referents company under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/19/1997.**

Sincerely,

Sergey Mikhailov
General Director

ОАО "Кузбасс-энерго"

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

9/18

+7 3842 29-39-00
+ 73842 39-05-10

Notification of a substantial fact:
"Information on terms of the fulfillment of Issuer's liabilities to securities holders"

1. General Information	
1.1. The full name of the Issuer (for non-commercial organizations- name)	Kuzbass Joint Stock Company of Energy and Electrification
1.2. The short name of the Issuer	JSC "Kuzbassenergo"
1.3. The location of the Issuer	GSP-2, 30, pr. Kuznetsky, Kemerovo, Russia
1.4. OGRN of the Issuer	1024200678260
1.5. INN of the Issuer	4200000333
1.6. The Unique ID code of the Issuer assigned by the registrar institution	00064-A
1.7. URL used by the Issuer for information disclosure.	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Information
2.1.Type, category, series and other identification characteristics of securities: **ordinary uncertified registered shares** 2.2. State registration number of issue (additional issue) of securities, date of the state registration (ID number of issue (additional issue) of securities and date of number assignment, if issue (additional issue) does not need the state registration according to the Federal Law "On the Securities Market"): **1-01-00064-A dd. 24.06.2003** 2.3. The liability of the Issuer, and the amcunt of money liabilities for money liabilities or other liabilities which can be expressed in monetary terms: **To pay dividends for ordinary shares of the Company by the results of the 1st quarter of 2007 in the amount of 0,018955 rub. per one ordinary share of the Company in monetary terms within 60 days from the date of decision making to pay dividends.** 2.4. Date when the liability of the Issuer should be fulfilled, if the liability should be fulfilled within a defined time period – date of the termination of the period: **August 6, 2007** 2.5. Fact of the fulfillment of liabilities or default of the Issuer on liabilities: **by present moment payment has not been made.** 2.6.In case of default of the Issuer on liabilities – the reason for the default, and the amount of liabilities expressed in monetary terms for monetary liabilities or other liabilities which can be expressed in monetary terms and were not fulfilled: **by present moment payment has not been made.**

3. Signature	
3.1. Deputy Director General on Corporate Governance (by attorney # 70-119/191 dd. February 1, 2007) 3.2. Date June 18, 2007	D. Skorokhodov (signature) Place for seal ОАО "Кузбасс-энерго"

2007 SEP 11 P 1:35

The secretary of board of directors

Dmitry Golofast

Notification of a substantial fact:
"Information on accrued and/or paid out securities profits of the Issuer"

1. General Information	
1.1. The full name of the Issuer (for non-commercial organizations- name)	Kuzbass Joint Stock Company of Energy and Electrification
1.2. The short name of the Issuer	JSC "Kuzbassenergo"
1.3. The location of the Issuer	GSP-2, 30, pr. Kuznetsky, Kemerovo, Russia
1.4. OGRN of the Issuer	1024200678260
1.5. INN of the Issuer	4200000333
1.6. The Unique ID code of the Issuer assigned by the registrar institution	00064-A
1.7. URL used by the Issuer for information disclosure.	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Information
2.1.Type, category, series and other identification characteristics of securities: **ordinary uncertified registered shares**
2.2. State registration number of issue (additional issue) of securities, date of the state registration (ID number of issue (additional issue) of securities and date of number assignment, if issue (additional issue) does not need the state registration according to the Federal Law "On the Securities Market"): **1-01-00064-A dd. 24.06.2003**
2.3. Name of the registrar institution which registered issue (additional issue) of securities (name of the registrar institution assigned the ID number to issue (additional issue) if issue (additional issue) does not need the state registration according to the Federal Law "On the Securities Market"): **FCSM of Russia**.
2.4. The Management Body of the Issuer that took the decision to pay dividends for shares of the Issuer: **the Annual General Meeting of Shareholders.**
2.5.Date of the decision taking to pay dividends for shares of the Issuer: **June 6, 2007**
2.6. Date of making up the Protocol of the Meeting by the authorized body which took the decision to pay dividends for shares of the Issuer: **June 15, 2007**
2.7. Total amount of dividends accrued for shares of the Issuer of a certain type and the amount of dividends per share of a certain type: **Total amount of dividends – 11 489 834,83 rub.** **Amount of dividends per one ordinary share of the Company– 0,018955 rub.**
2.8. Form of securities payment of the Issuer (cash assets, other property): **cash assets**
2.9. Date when the liability to pay securities profit (dividends) should be fulfilled, if the liability to pay securities profit should be fulfilled within a defined time period – date of the termination of the period: **within 60 days from the date of decision making – August 6, 2007.**
2.10. Total amount of dividends paid for shares of the Issuer of a certain type: **by present moment payment has not been made.**

3. Signature	
3.1. Deputy Director General on Corporate Governance (by attorney # 70-119/191 dd. February 1, 2007)	D. Skorokhodov (signature)
3.2. Date June 18, 2007	Place for seal

ОАО "Кузбассэнерго"

The secretary of board of directors

Dmitry Golofast ____________

CHANGES PUT IN THE REGISTER OF AFFILIATED PERSONS
of Kuzbass Joint Stock Company of Energy and Electrification.

as of 1 9 0 6 2 0 0 7

The location of the Issuer GSP-2, 30, pr. Kuznetsky, Kemerovo, Russia

Information contained in this register of affiliated persons is subject to disclosure in accordance with the legislation on securities of the Russian Federation
Web-site: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Changes	Affiliated person	Share of the affiliated person in the authorized capital of the Company, %	Share of the ordinary stocks of the Company owned by the affiliated person, %
The Board of Directors was elected by the decision of the Annual General Meeting of Shareholders of JSC "Kuzbassenergo" dd.06.06.2007 (Protocol # 17 dd. 15.06.2007)	**Members of the management body of JSC "Kuzbassenergo":** **The Board of Directors of JSC "Kuzbassenergo":** **Before the changes:**		
	1. Andrey Nikolaevich Bolshakov	0,00 %	0,00 %
	2. Andrey Alexandrovich Vagner – The Chairman of the Board of Directors	0,027 %	0,027 %
	3. Oleg Valentinovich Dunin	0,00 %	0,00 %
	4. Elena Vladimirovna Evseenkova	0,00 %	0,00 %
	5. Irina Eduardovna Eliseeva	0,00 %	0,00 %
	6. Vitaliy Yuryevich Zarkhin	0,00 %	0,00 %
	7. Tatyana Vladimirovna Kochetkova	0,00 %	0,00 %
	8. Valentin Petrovich Mazikin	0,00 %	0,00 %
	9. Vladimir Yuryevich Platonov	0,00 %	0,00 %
	10. Igor Yuryevich Sorokin	0,00 %	0,00 %
	11. Dmitriy Viktorovich Shtykov	0,00 %	0,00 %
	After the change:		
	1 Andrey Nikolaevich Bolshakov	0,00 %	0,00 %
	2. Oleg Valentinovich Dunin	0,00 %	0,00 %
	3. Elena Vladimirovna Evseenkova	0,00 %	0,00 %
	4. Tatyana Vladimirovna Kochetkova	0,00 %	0,00 %
	5. Mikhail Eduardovich Lisyanskiy	0,00 %	0,00 %
	6. Valentin Petrovich Mazikin	0,00 %	0,00 %
	7. Sergey Nikolaevich Mikhailov	0,00 %	0,00 %
	8. Vladimir Yuryevich Platonov	0,00 %	0,00 %
	9. Vladimir Valeryevich Rashevskiy	0,00 %	0,00 %
	10. Igor Yuryevich Sorokin	0,00 %	0,00 %
	11. Pavel Olegovich Shatskiy	0,00 %	0,00 %

Deputy Director General on Corporate Governance
(By attorney # 70-119/191 dd. 01.02.2007)

Кузбасское открытое акционерное общество энергетики и электрификации * «Кузбассэнерго» ОАО "Кузбасс-энерго"

D. Skorokhodov

The secretary of board of directors

Dmitry Golofast ____________

CHANGES MADE IN THE LIST OF AFFILIATED PERSONS

of Kuzbass open joint stock company of energy and electrification

As of 05 06 2007

Location: Russia, Kemerovo, GSP-2, Kuznetsky prospect, 30

The information contained in this present list of affiliated persons shall be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/mandatory/list/

Contents of changes	Affiliated person	Share holding of the affiliated person in the authorized capital of joint stock company, %	Share of ordinary shares of joint stock company owned by the affiliated person, %
By the resolution of the Board of Directors of JSC "South-Kuzbass HPP" - the powers of general director – Mikhailov Sergey Nickolayevich were cancelled from 29.05.2007 (Minutes №16/01 from. 01.06.2007)	**Record before modification: Mikhailov Sergey Nickolaevich** Reason 1: The person is a member of the Corporate Executive Body of joint stock company (Chairman of the Management Board). Reason 2: The person fulfills duties of the Sole Executive body of joint stock company. Reason 3: The person belongs to the group of persons to which the joint stock company belongs too. (Natural person accomplishing the labour duties in JSC "Kuzbassenergo", is the Sole executive body of the other legal entity at the same time: - JSC "South-Kuzbass HPP"; - JSC West-Siberian TPP" - JSC "Kuzbass energy sale company".	0,00 %	0,00 %
	Record after modification was made: Mikhailov Sergey Nikolaevich Reason 1: The person is a member of the Corporate Executive Body of joint stock company (Chairman of the Management Board). Reason 2: The person fulfills duties of the Sole Executive body of joint stock company. Reason 3: The person belongs to the group of persons to which the joint stock company belongs too. (Natural person accomplishing the labour duties in JSC "Kuzbassenergo", is the Sole executive body of the other legal entity at the same time: - JSC "West-Siberian TPP"; - JSC "Kuzbass energy sale company")	0,00 %	0,00 %

Deputy general director for corporate governance
(power of attorney № 70-119/191 from 01.02.2007)

ОАО "Кузбасс-энерго" Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго"

D.V. Skorokhodov

The secretary of board of directors

Dmitry Golofast ______________

THE REGISTER OF AFFILIATED PERSONS/ENTITIES

Kuzbass Joint Stock Company of Energy and Electrification

Issuer code: 0 0 0 6 4 – A

as of 3 0 0 6 2 0 0 7

The location of the Issuer: **GSP-2, 30, pr. Kuznetsky, Kemerovo, Russia**

Information contained in this register of affiliated persons is subject to disclosure in accordance with the legislation on securities of the Russian Federation

Web-site: **http://www.kuzbassenergo.ru/invest/doc/mandatory/list/**

Deputy Director General on Corporate Governance (By attorney # 70-119/191 dd. 01.02.2007)	(signature)	D. Skorokhodov (name)
Date: July 3, 2007	Place for seal	

ОАО "Кузбассэнерго" Кузбасское открытое акционерное общество энергетики и электрификации

Issuer codes	
INN	4200000333
OGRN	1024200678260

I. The affiliated persons as of 30 06 2007

#	The full name (for non-commercial organizations- name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
	Members of the Management Body of JSC "Kuzbassenergo":					
	The Board of Directors of JSC "Kuzbassenergo":					
1.	Andrey Nikolaevich Bolshakov	Moscow, Russia	Member of the Board of Directors of the Company	06..06.2007	0,00	0,00
2.	Oleg Valentinovich Dunin	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
3.	Elena Vladimirovna Evsecnkova	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
4.	Tatyana Vladimirovna Kochetkova	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
5.	Mikhail Eduardovich Lisyanskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
6.	Valentin Petrovich Mazikin	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
7.	Sergey Nikolaevich Mikhailov	Kemerovo, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
8.	Vladimir Yuryevich Platonov	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
9.	Vladimir Valeryevich Rashevskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
10.	Igor Yuryevich Sorokin	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00

11.	Pavel Olegovich Shatskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
	The Management Board of JSC "Kuzbassenergo":					
12.	Alexey Antonovich Grebennikov	Kemerovo, Russia	Member of the Collegial Executive Body of the Company	30.09.2002	0,00	0,00
13.	Yuriy Alexandrovich Gretsinger	Kemerovo, Russia	Member of the Collegial Executive Body of the Company	10.03.2004	0,00	0,00
14.	Alexander Kupriyanovich Erofeev	Kemerovo, Russia	Member of the Collegial Executive Body of the Company	30.09.2002	0,00	0,00
15.	Dmitriy Viktorovich Skorokhodov	Kemerovo, Russia	Member of the Collegial Executive Body of the Company	01.12.2006	0,00	0,00
16.	Alexander Mikhailovich Lavrov	Kemerovo, Russia	Member of the Collegial Executive Body of the Company	10.03.2004	0,00	0,00
17.	Sergey Nikolaevich Mikhailov	Kemerovo, Russia	Ground 1: Member of the Collegial Executive Body of the Company (Chairman of the Management Board) Ground 2: A person acts as the sole Executive Body of the Company Ground 3: a person belongs to the group of people who own the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of another legal entity -JSC "Kuzbass Energy Sales Company")	30.09.2002 21.06.2002 01.07.2006	0,00	0,00
18.	Yuriy Vladimirovich Sheybak	Kemerovo, Russia	Member of the Collegial Executive Body of the Company.	20..07..2006	0,00	0,00
	A person has a right to dispose of more than 20% of total vote falling at the voting shares of JSC "Kuzbassenergo":					
19.	Russian Joint Stock Company of Energy and Electrification "UES of Russia"	101, pr. Vernadskogo, building 3, Moscow, 119526	Ground 1: an entity has a right to dispose of more than 20 % of voting shares of the Company. Ground 2: an entity belongs to the group of people who owns the Company (more than 50% of members of the Board of Directors of the Company were elected by the suggestion of JSC RAO "UES of Russia")	30.12.1993 06.06.2007	49,00	49,00
20.	Joint Stock Company "Siberian Coal and Energy Comapny"	7, Derbenevskaya nab., building 22, Moscow, 115998, Russia	An entity has a right to dispose of more than 20% of total vote falling at the voting shares.	14.11.2005	43,48	43,48
	Legal entities where JSC "Kuzbassenergo" has a right to dispose of more than 20% of total vote falling at the voting shares or making up the authorized capital of these legal entities:					

21.	Joint Stock Company Motor Transport Company "Kuzbassenergo"	4, Statsionnaya St.. Kemerovo, 650021, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	30.04.2004	0.00	0,00
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	21.05.2007		
22.	Joint Stock Company Medical Unit "Health Center "Energetic"	37, Kuzbasskaya St., Kemerovo, 650000, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	30.04.2004	0,00	0,00
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	21.05.2007		
			Ground 3: an entity belongs to the group of people who owns the Company (The Sole Executive Body was elected by the suggestion of JSC "Kuzbassenergo")	30.05.2005		
23.	Joint Stock Company "Engineering Analytic Center "Kuzbasstekhenergo "	17, Stantsionnaya St., Kemerovo, 650099, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	30.01.2004	0,00	0,00
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	28.05.2007		

24.	Joint Stock Company "Kuzbass Energy Repairing Company"	10, Karbolitovskaya St., Kemerovo, 650000, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	30.01.2004	0,00	0,00
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	28..05.2007		
25.	Joint Stock Company "Kuzbassenergoservice"	10, Karbolitovskaya St., Kemerovo, 650000, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	31.03.2004		

			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	29.05.2006	0,00	0,00
26.	Joint Stock company "Prokopyevskenergo"	14, Energeticheskaya St., Prokopyevsk, 653000, Russia	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	20.09.2000		
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	15.06.2007	0,00	0,00
27.	Joint Stock Company "Barnaulteplosetremont"	2, Brilliantovaya St., Barnaul, Altai region	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	24.04.2007		
			Ground 2: an entity belongs to the group of people who owns the Company (the Company is the affiliated company of JSC "Kuzbassenergo" that is the sole shareholder of the company. More than 50% of members of the Board of Directors of the legal entity were elected by the suggestion of JSC "Kuzbassenergo")	09.06.2007	0,00	0,00
28.	Joint Stock Company "Kuzbass Energy Sales Company"	90/4, pr. Lenina, Kemerovo, Russian Federation	An entity belongs to the group of people who owns the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of this legal entity).	01.07.2006	0,00	0,00
	Physical persons of JSC "Kuzbassenergo":					
29.	Vladimir Vladimirovich Ryabov	Prokopyevsk, Kemerovo region	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
30.	Vyacheslav Leonidovich Trushkov	Kemerovo	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
31.	Yuriy Borisovich Lermontov	Kemerovo	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
32.	Anatoliy Antonovich Kovalenko	Kemerovo	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
33.	Vladimir Borisovich Yashinin	Kemerovo	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
34.	Tamara Nikolaevna Agafonova	Kemerovo	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	26.10.2006	0,00	0,00

35.	Anton Gennadyevich Lisin	Barnaul	A person executes the functions of the sole Executive Body included in JSC "Kuzbassenergo"	24.04.2007	0,00	0,00
36.	Larisa Vasilyevna Mikhailova	Kemerovo	A spouse of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
37..	Andrey Sergeevich Mikhailov	Novosibirsk	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
38.	Alexey Sergeevich Mikhailov	Novosibirsk	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
39.	Alevtina Georgievna Mikhailova	Tayga, Kemerovo region	A mother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
40.	Evgeniy Nikolaevich Mikhailov	Novosibirsk	A brother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
41.	Lyudmila Vladimirovna Ryabova	Prokopyevsk, Kemerovo region	A spouse of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
42.	Kirill Vladimirovich Ryabov	Prokopyevsk, Kemerovo region	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
43.	Galina Mikhailovna Ryabova	Kiselevsk, Kemerovo region	A mother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
44.	Vladimir Borisovich Ryabov	Kiselevsk, Kemerovo region	A father of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
45.	Oksana Vladimirovna Bibik	Kiselevsk, Kemerovo region	A sister of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
46.	Valentina Egorovna Nikonova	Kemerovo	A mother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
47.	Irina Alexandrovna Voronkova	Kemerovo	A spouse of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
48.	Mikhail Vladimirovich Yashchinin	Kemerovo	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
49.	Mariya Ivanovna Tarasova	Kemerovo	A mother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
50.	Alexander Nikolaevich Agafonov	Kemerovo	A spouse of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
51.	Andrey Sergeevich Agafonov	Kemerovo	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
52.	Dmitriy Alexandrovich Agafonov	Kemerovo	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
53.	Irina Nikolaevna Urayskaya	Kemerovo	A sister of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00

54.	Igor Nikolaevich Tarasov	Kemerovo	A brother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
55.	Коваленко Нина Васильевна	Kemerovo	A spouse of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
56.	Ivan Antonovich Kovalenko	Tashkent, Uzbekistan	A brother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
57.	Gennadiy Antonovich Kovalenko	Kok-Yangak, Kirghizia	A brother of a person included in the group of persons of JSC "Kuzbassenergo"	26.10.2006	0,00	0,00
58.	Andrey Anatolyevich Kovalenko	Kemerovo	A son of a person included in the group of persons of JSC "Kuzbassenergo"	26..10..2006	0,00	0,00

II. Changes in the register of affiliated entities from 01.04.2007 to 30..06.2007

#	Change	Date of coming into force the change	Date of putting the change into the register of affiliated entities
1.	Purchase of the share of JSC "Kuzbassenergo" in the authorized capital of JSC "West Siberian TETS"	30.03.2007	02.04.2007

Information on the affiliated entity **before the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "West Siberian TETS"	23, Severnoe sh., Novokuznetsk, Kemerovo region, Russian Federation	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	01.07.2006	0,00	0,00
			An entity belongs to the group of people who owns the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of this legal entity).	01.07.2006		

Information on the affiliated entity **after the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "West Siberian TETS"	23, Severnoe sh., Novokuznetsk, Kemerovo region, Russian Federation	It is not an affiliated entity			

#	Change	Date of coming into force the change	Date of putting the change into the register of affiliated entities
1.	Purchase of the share of JSC "Kuzbassenergo" in the authorized capital of JSC "South-Kuzbass GRES"	12.04.2007	13.04.2007

Information on the affiliated entity **before the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "South-Kuzbass GRES"	20, Komsomolskaya St., Kaltan, Kemerovo region, Russian Federation	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	01.07.2006	0,00	0,00
			An entity belongs to the group of people who owns the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of this legal entity).	01.07.2006		

Information on the affiliated entity **after the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "South-Kuzbass GRES"	20, Komsomolskaya St., Kaltan, Kemerovo region, Russian Federation	It is not an affiliated entity			

#	Change	Date of coming into force the change	Date of putting the change into the register of affiliated entities
1.	Purchase of registered ordinary shares (issue 1) of JSC "Barnaulteploseteremont"	24.04.2007	26.04.2007

Information on the affiliated entity **before the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Barnaulteplosetremont"	2, Brilliantovaya St., Barnaul, Altai region.	It is not an affiliated entity			

Information on the affiliated entity **after the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Barnaulteplosetremont"	2, Brilliantovaya St., Barnaul, Altai region.	Ground 1: The Company has a right to dispose of more than 20% of total vote falling at the voting shares.	24.04.2007	0.00	0.00

#	Change	Date of coming into force the change	Date of putting the change into the register of affiliated entities
1.	From 29.05.2007 the powers of the Director General of the Company, Mikhailov Sergey Nikolaevich, were terminated by the decision of the Board of Directors of JSC "South-Kuzbass GRES" (Protocol #16/01 dd. 01.06.2007)	01.06.2007	05.06.2007

Information on the affiliated person **before the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Sergey Nikolaevich Mikhailov	Kemerovo, Russia	Ground 1: A person is a member of the Collegial Executive Body of the Company (Chairman of the Management Board).	30.09.2002	0,00	0,00
			Ground 2: A person acts as the sole Executive Body of the Company	21.06.2002		
			Ground 3: a person belongs to the group of people who own the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of another legal entity - JSC "South-Kuzbass GRES"; - JSC "West Siberian TETS"; – JSC "Kuzbass Energy Sales Company")	01.07.2006		

Information on the affiliated person **after the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Sergey Nikolaevich Mikhailov	Kemerovo, Russia	Ground 1: A person is a member of the Collegial Executive Body of the Company (Chairman of the Management Board).	30.09.2002	0.00	0,00
			Ground 2: A person acts as the sole Executive Body of the Company	21.06.2002		
			Ground 3: a person belongs to the group of people who own the Company (a physical person executes labor duties in JSC "Kuzbassenergo" and at the same time is the sole Executive Body of another legal entity - JSC "West Siberian TETS"; – JSC "Kuzbass Energy Sales Company")	01.07.2006		

#	Change	Date of coming into force the change	Date of putting the change into the register of affiliated entities
1.	The new Board of Directors was elected by the decision of the Annual General Meeting of Shareholders of JSC "Kuzbassenergo" dd. 06.06.2007 (Protocol # 17 dd. 15.06.2007)	15.06.2007	19.06.2007

Information on the affiliated person **before the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Andrey Nikolaevich Bolshakov	Moscow, Russia	Member of the Board of Directors of the Company	26..06.2006	0,00	0,00
2.	Andrey Alexandrovich Vagner	Moscow, Russia	Member of the Board of Directors of the Company (Chairman of the Board of Directors)	26..06.2006	0,027	0,027
3.	Oleg Valentinovich Dunin	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0,00
4.	Elena Vladimirovna Evseenkova	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0,00
5.	Irina Eduardovna Eliseeva	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0.00
6.	Vitaliy Yuryevich Zarkhin	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0.00
7.	Tatyana Vladimirovna Kochetkova	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0,00
8.	Valentin Petrovich Mazikin	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0.00
9.	Vladimir Yuryevich Platonov	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0.00
10.	Igor Yuryevich Sorokin	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0,00
11.	Dmitriy Viktorovich Shtykov	Moscow, Russia	Member of the Board of Directors of the Company	26.06.2006	0,00	0,00

Information on the affiliated person **after the change:**

#	The full name (for non-commercial organizations-name) or last name, name, middle name of an affiliated person	The location of a legal entity or the address of a physical person (only with consent of a person)	Ground (grounds) to consider a person/entity to be affiliated one	Date of coming into force the ground (grounds)	Share of an affiliated person/entity in the authorized capital of the Company, %	The amount of ordinary shares of the Company owned by an affiliated person/entity, %
1	2	3	4	5	6	7
1.	Andrey Nikolaevich Bolshakov	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
2.	Oleg Valentinovich Dunin	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
3.	Elena Vladimirovna Evseenkova	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
4.	Tatyana Vladimirovna Kochetkova	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
5.	Mikhail Eduardovich Lisyanskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0.00	0,00

6.	Valentin Petrovich Mazikin	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
7.	Sergey Nikolaevich Mikhailov	Kemerovo, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
8.	Vladimir Yuryevich Platonov	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
9.	Vladimir Valeryevich Rashevskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
10.	Igor Yuryevich Sorokin	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00
11.	Pavel Olegovich Shatskiy	Moscow, Russia	Member of the Board of Directors of the Company	06.06.2007	0,00	0,00

The secretary of board of directors

Dmitry Golofast

The Kuzbass Open Joint Stock Company of energetics and electrification **12G3-2(B) Exemption No.: 82-4633**
Tax payer identification number 4200000333

Approved 07 ' May 200__
The Board of Directors of the Kuzbass Open Joint Stock Company of energy and electrification
Minutes dd. 10 ' May 200__ № 22/12

QUARTERLY REPORT

Kuzbass Open Joint Stock Company of energy and electrification
full trade name of the Issuer (non-profit institution's name)

Code of the Issuer :	0	0	0	6	4	–	A

1st Quarter , 20 07

Issuer's location: №30, Kuznetsky prospect, GSP-2, Russia

The information contained in the present quarterly report is subject to disclosure in accordance with the legislation of the Russian Federation on securities

Deputy General Director Date 02 May 20 07	(signature)	Gretsingher Y.A.
Deputy chief accountant Date 02 May 20 07	(signature)	Zviagina T.B.
	Seal:	

Contact person:	Leading economist of the department of corporate policy Natalia Aleksandrovna Yakovenko
Telephone:	(384-2)44-37-61
Fax:	(384-2)44-37-61
e-mail:	yakovenkona@kuzbe.elektra.ru
Web address at which the information contained at the present quarterly report is disclosed:	http://www.kuzbassenergo.ru/invest/doc/msfo/

CONTENTS

APPENDIX:

Preface

The Issuer is to disclose information in the quarterly report form owing to the fact that the Kuzbass open joint stock company of energy and electrification is a stock company established during the public undertaking privatization in accordance with the privatization plan approved at a stated order and which became the issuer's stock emission prospectus on its adoption date. This project provided the eventuality of the issuer's stocks alienation to more than 500 purchasers.

Full and short trade name of the Issuer: ***Kuzbass Open Joint Stock Company of energy and electrification, JSC "Kuzbassenergo"***

Location of the Issuer: ***№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia***

Contact phone of the Issuer: ***(384-2)44-33-59.***

E-mail address: ***adm@kuzbe.elektra.ru.***

Web- site: ***http://www.kuzbassenergo.ru***

Main information on securities floated by the issuer:

The company floated ordinary shares of equal nominal value of 1 (one) ruble each in the amount 606 163 800 (six hundred and six million one hundred sixty three thousand and eight hundred) shares which summed total at nominal value of 606 163 800 (six hundred and six million one hundred sixty three thousand and eight hundred) .

The present quarterly report contains assessment and prognosis of the authorized managing bodies of the issuer concerning future events and\or doings, perspectives of development of the trade at which the issuer carries out its main activity, and outcomes of issuer's activities including issuer's plans and probability of ensuing of certain events and carrying out of certain actions. Investors should not fully rely on the assessments and prognosis of the issuer's managing bodies as factual outcomes of issuer's activities in the future may differ from those forecasted due to many reasons. Purchase of issuer's securities is related to risks described in the present quarterly report

1. Brief information concerning the Individual Members of the Management bodies of the Issuer; Details of the Issuer's Bank accounts, Auditor, Valuator, Financial consultant, and other persons who signed the quarterly report

1.1. Persons forming the managing bodies of the issuer

The following pertain to the managing bodies of the Company:

- ***The General meeting of shareholders being the supreme managing body of JSC "Kuzbassenergo";***
- ***The Board of Directors;***
- ***The Managing Board;***
- ***The General Director.***

The Board of Directors is defined by the number of 11 persons:

Personal composition of the Board of Directors of the Issuer:

1. Bolshakov Andrey Nikolayevich, year of birth 1955;

2. Vagner Andrey Alexandrovich, year of birth 1957 – Chairman of the Board of Directors;

3.Dunin Oleg Valentinovich, year of birth 1965;

4. Evseyenkova Elena Vladimirovna, year of birth 1980;

5.Eliseyeva Irina Eduardovna, year of birth 1978;

6. Zarkhin Vitaly Yurievich, year of birth 1976;

7. Kochetkova Tatiana Vladimirovna, year of birth 1978;

8. Mazikin Valentin Petrovich, year of birth 1945;

9. Platonov Vladimir Yurievich, year of birth 1959;

10. Sorokin Igor Yurievich, year of birth 1974 – Deputy Chairman of the Board of Directors;

11. Shtykov Dmitry Viktorovich, year of birth 1976.

Personal composition of the Managing Board of the Issuer is defined in the number of 7 persons:

Personal composition of the Managing Board of the Issuer:

1. ***Grebennikov Alexey Antonovich, year of birth 1939;***
2. ***Gretsingher Yury Alexandrovich, year of birth 1953;***
3. ***Erofeyev Alexander Kuprianovich, year of birth 1959;***
4. ***Skorokhodov Dmitry Viktorovich, year of birth 1977;***
5. ***Lavrov Alexander Mikhailovich, year of birth 1950;***
6. ***Mikhailov Sergey Nickolayevich, year of birth 1959 –Chairman of the Managing Board;***
7. ***Sheibak Yury Vladimirovich, year of birth 1953.***

The Sole Executive Board is the General Director of the Issuer:

Mikhailov Sergey Nikolayevich, year of birth 1959.

1.2. Information concerning the Issuer's bank accounts

№	Account type	Account number	Brief name of a bank (credit institution)	Full name of a bank (credit institution)	Bank's location	BIC, corr./acc., TIN
1	2	3	4	5	6	7
1.	Settlement acc.	40702810200530000444	JSC «Bank of Moscow»	JSCB «Bank of Moscow » Kemerovo branch JSC «Bank of Moscow»	650099, Kemerovo, Nogradskaya str.,5g,	BIC 043207743 corr.acc.30101810700000000074 3 TIN
2.	Settlement acc.	40702810100000000863	Affiliated company of the JSC " Bank URALSIB" in Kemerovo	Affiliated company of the open joint stock company " Bank URALSIB" in Kemerovo	650099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 corr.acc.30101810100000000078 3 TIN 0274062111
3.	Settlement acc.	40702810800020000509	Affiliated company of the JSC " Bank URALSIB" in Kemerovo	Affiliated company of the open joint stock company " Bank URALSIB" in Kemerovo	650099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 corr.acc.30101810100000000078 3 TIN 0274062111
4.	Settlement acc.	40702810800000000384	CB "Investment Bank to support business"	"Commercial bank to support business "	125319, Moscow, Iliushin str., 9, building. 1	BIC 044583861 corr.acc.30101810000000000008 61 TIN 7734050463
5.	Settlement acc.	40702810900000001843	JSC "Bank Alemar"	JSC "Bank Alemar"	630099, Novosibirsk, Serebrennikovskaya str., 37	BIC 045004874 к/с 30101810500000000874 TIN 5406102877

6.	Settlement acc.	40702810400120000152	JSC "Sibacadembank", Kuzbass branch	Commercial Bank for science and technology and social development , Kuzbass branch	650099, Kemerovo, Nogradskaya str., 5B	BIC 043207784 Corr.acc. 30101810400000000784 TIN 5408117935
7.	Settlement acc.	40702810126020102036	Branch office № 8615 JS CSB RF (JSC) – Kemerovo division	Branch office № 8615 of Joint Stock Commercial Saving Bank of Russian Federation – Kemerovo division	650066, Kemerovo, Oktiabrsky prospect, 53	BIC 043207612 Corr.acc.301018102000000006 12 TIN 7707083893
8.	Settlement acc.	40702810100070000201	Branch office № 4207 of CJSC "Vneshtorgbank Retail services", Kemerovo	Branch office № 4207 of CJSC "Vneshtorgbank Retail services", Kemerovo	650066, Kemerovo, Oktiabrsky prospect, 53/2	BIC 043207739 Corr.acc.301018104000000007 39 TIN 7710353606
9.	Settlement acc.	40702810100120000256	Branch office JSC "MDM-Bank", Kemerovo	Branch office JSCB "Moscow Delovoy Mir" (OAO) in Kemerovo	650003, Kemerovo, Lenin prospect, 137/3	BIC 043207791 Corr.acc.301018106000000007 91 TIN 7706074960
10.	Settlement acc.	40702810826020102640	Branch office № 8615 JS CSB RF (JSC) – Kemerovo division	Branch office № 8615 of Joint Stock Commercial Saving Bank of Russian Federation – Kemerovo division	650066, Kemerovo, Oktiabrsky prospect, 53	BIC 043207612 Corr.acc.301018102000000006 12 TIN 7707083893
11.	Settlement acc.	40702810817000000044	Branch office "TransCreditBank" , Novosibirsk	Branch office of JSC "TransCreditBank" Novosibirsk	630089, Novosibirsk, B. Bogatkov str., 221	BIC 045005787 Corr.acc.301018105000000007 87 TIN 7722080343
12.	Settlement acc.	40702810800500000017	Kemerovo branch office of JSC Bank "Alemar" Kemerovo	Kemerovo branch office of JSC Bank "Alemar" Kemerovo	650070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877
13.	Settlement acc.	40702810100040000005	"Kemerovsky" branch office of JSC Bank ZENIT	"Kemerovsky" branch office of JSC Bank ZENIT	650099, Kemerovo, Sovetsky prospect, 77/1	BIC 043207730 Corr.acc. 30101810700000000730 TIN 7729405872

14.	Settlement acc.	40702810700042000005	"Kemerovsky" branch office of JSC Bank ZENIT	"Kemerovsky" branch office of JSC Bank ZENIT	650099, Kemerovo, Sovetsky prospect, 77/1	BIC 043207730 Corr.acc. 30101810700000000730 TIN 7729405872
15.	Settlement acc.	40702810200120000392	Branch office JSC "MDM-Bank", Kemerovo	Branch office JSCB "Moscow Delovoy Mir" in Kemerovo	650003, Kemerovo, Lenina prospect, 137/3	BIC 043207791 Corr.acc. 30101810600000000791 TIN 7706074960
16.	Settlement acc.	40702810800120000433	Branch office JSC "MDM-Bank", Kemerovo	Branch office JSCB "Moscow Delovoy Mir" in Kemerovo	650003, Kemerovo, Lenina prospect, 137/3	BIC 043207791 Corr.acc. 30101810600000000791 TIN 7706074960
17.	Settlement acc.	40702810400430000001	Branch office of JSC Vneshtorgbank in the city of Kemerovo	Branch office of JSC Vneshtorgbank in the city of Kemerovo	650099, г. Kemerovo, Ostrovsky str., 12	BIC 043207756 Corr.acc. 30101810700000000756 TIN 7702070139
18.	Settlement acc.	40702810500320000138	Branch office "Kemerovsky" of JSC "Alfa-Bank"	Branch office "Kemerovsky" of JSC "Alfa-Bank"	650099, г. Kemerovo, Ostrovsky str., 12	BIC 043207745 Corr.acc. 30101810300000000745 TIN 7728168971
19.	Settlement acc.	30214810310000000620	NCO "Clearinghouse RTS" , Moscow	NCO "Clearinghouse RTS" Moscow	127006, Moscow, Dolgorukovskaya str., 38	BIC 044583258 Corr.acc. 30103810200000000258 TIN 7710298190
20.	Settlement acc.	40702810364000000054	Branch office "Kemerovsky" of JSC "Production and construction bank", Kemerovo	Branch office "Kemerovsky" of JSC "Production and construction bank", Kemerovo	650040, Kemerovo, Kirov str., 13	BIC 043207747 Corr.acc. 30101810900000000747 TIN 7831000010
21.	Settlement acc.	40702810407000404888	Siberian office of CJSC "Raiffeisenbank", Austria, Novosibirsk	Siberian office of ZAO "Raiffeisenbank", Austria", Novosibirsk	630099, Novosibirsk, Uritsky str., 20	BIC 045004799 Corr.acc. 30101810300000000799 TIN 7744000302
22.	Settlement acc.	0702810280000199601	Kemerovo branch office JSCB "Promsviazbank",	Kemerovo branch office JSCB "Promsviazbank", Kemerovo	650000, Kemerovo, Kuznetsky prospect, 33	BIC 043207798 Corr. acc. 30101810700000000798

			Kemerovo			TIN 7744000912
23.	Settlement acc.	40702810300500000326	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877
24.	Settlement acc.	40702810301500000354	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877
25.	Settlement acc.	40702810900000009525	AB "Gazprombank" CJSC, affiliated company in the city of Tomsk, credit-cash office	AB "Gazprombank" CJSC, affiliated company in the city of Tomsk, credit-cash office	650070, Kemerovo, 62 projezd str.,10	BIC 046902758 Corr.acc. 30101810800000000758 TIN 7744001497
26.	Settlement acc.	0702810100000001904	JSC JSB "Kuznetskbusinessbank"	JSC JSB "Kuznetskbusinessbank"	654080, Novokuznetsk, Kirov str., 89a	BIC 043209740 Corr.acc. 30101810600000000740 TIN 4216004076
27.	Settlement acc.	702810300030000280	Branch office of JSC "Bank URALSIB" in Kemerovo, additional office "Novokuznetsk division"	Branch office of JSC "Bank URALSIB" in Kemerovo, additional office "Novokuznetsk division "	654027, Novokuznetsk, Enthuziastov str., 21	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
28.	Settlement acc.	702810526070101085	Branch office № 7763 JSB SB RF Novokuznetsk division	Branch office № 7763 of the Joint Stock Commercial Saving Bank of Russian Federation– Mezhdurechensk division	652888, Mezhdurechensk, Shakhterov prospect, 9-A	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
29.	Corporate acc.	40702810400000163827	JSC JSB "Kuznetskbusinessbank"	JSC Joint Stock Bank "Kuznetskbusinessbank"	654080, Novokuznetsk, 89a	BIC 043209740 Corr.acc. 30101810600000000740 TIN 4216004076

30.	Settlement acc.	40702810926140100493	Branch office № 2359 JSB SB RF – Belovo division	Branch office № 2359 of the Joint Stock Commercial Saving Bank of Russian Federation– Belovo division	652600, Belovo, Tsinkozavodskoy per., 2	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
31.	Settlement acc.	40702810800010000386	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Belovo division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Belovo division"	652600, Belovo, Oktiabrskaya str., , 8	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
32.	Business acc.	40702810826140400976	Branch office № 2359 JSB SB RF – Belovo division	Branch office № 2359 of the Joint Stock Commercial Saving Bank of Russian Federation– Belovo division	652600, Belovo, Tsinkozavodskoy per., 2	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
33.	Settlement acc.	40702810226140100753	Branch office № 2359 JSB SB RF – Belovo division	Branch office № 2359 of the Joint Stock Commercial Saving Bank of Russian Federation– Belovo division	652600, Belovo, Tsinkozavodskoy per., 2	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
34.	Settlement acc.	40702810408120000468	Additional office "Belovsky" Kemerovo branch office of the JSC "Sibacadembank", Belovo	Additional office "Belovsky" Kemerovo branch office of the JSC "Sibacadembank", Belovo	652612, Belovo, Zheleznodorozhnaya str., 40	BIC 043207784 Corr.acc. 30101810400000000784 TIN 5408117935
35.	Settlement acc.	40702810500500000281	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877
36.	Settlement acc.	40702810102500000317	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877
37.	Corporate acc.	43801810900148000001	Branch office of JSC "Bank URALSIB" in	Branch office of JSC "Bank URALSIB" in Kemerovo,	654027, Novokuznetsk, Enthuziastov str., 21	BIC 043207783 Corr.acc.

			Kemerovo, Additional office "Novokuznetsk division"	Additional office "Novokuznetsk division"		30101810100000000783 TIN 0274062111
38.	Settlement acc.	40702810900120000326	JSC FJSCB "Sibacadembank", Novokuznetsk branch office	JSC FJSCB "Sibacadembank", Novokuznetsk branch office	654007, Novokuznetsk, Pavlovsky str., 7	BIC 043207784 Corr.acc. 30101810400000000784 TIN 5408117935
39.	Settlement acc.	70281030003000031	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Novokuznetsk division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Novokuznetsk division"	654027, Novokuznetsk, Enthuziastov str., 21	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
40.	Corporate acc.	70281010003008031	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Novokuznetsk division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Novokuznetsk division"	654027, Novokuznetsk, Enthuziastov str., 21	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
41.	Settlement acc.	70281000000004069	JSB "Kuznetskbusinessbank", Novokuznetsk	JSB "Kuznetskbusinessbank", Novokuznetsk	654080 Novokuznetsk, Kirov str., 89a	BIC 043209740 Corr.acc. 30101810600000000740 TIN 4216004076
42.	Settlement acc.	70281082617010381 6	Branch office № 6656 JSC SB RF – Osinniky division	Branch office № 6656 of the Joint Stock Commercial Saving Bank of Russian Federation – Osinniky division	654083, Novokuznetsk, Toliatty str., 27	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
43.	Settlement acc.	40702810500020000320	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
44.	Settlement acc.	40702810100500000047	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207786 Corr.acc. 30101810000000000786 TIN 5406102877

45.	Settlement acc.	40702810000020000503	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	650033, Kemerovo, Innitsiativnaya str., 36,	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
46.	Settlement acc.	40702810000020000257	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	650033, Kemerovo, Innitsiativnaya str., 36,	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
47.	Settlement acc.	40702810400020000271	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	650033, Kemerovo, Innitsiativnaya str., 36,	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
48.	Settlement acc.	40702810700020000324	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	Branch office of JSC "Bank URALSIB" in Kemerovo, Additional office "Kirovsky division"	650033, Kemerovo, Innitsiativnaya str., 36,	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
49.	Settlement acc.	40702810900500000072	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	630070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
50.	Settlement acc.	40702810326030105205	Branch office № 2359 JSB SB RF– Belovo division	Branch office № 2359 of the Joint Stock Commercial Saving Bank of Russian Federation– Belovo division	650001, Kemerovo, 40 let Oktiabria str., 15	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
51.	Settlement acc.	40702810300020000326	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
52.	Settlement acc.	70281080002000211	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783

						TIN 0274062111
53.	Settlement acc.	70281040002000050I	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
54.	Settlement acc.	40702810900500000043	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	650070, Kemerovo, Molodezhny prospect, 7/1	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
55.	Settlement acc.	40702810100020000089	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
56.	Settlement acc.	40702810600020000246	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
57.	Settlement acc.	40702810000020000325	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
58.	Settlement acc.	40702810500500000016	Kemerovo branch office JSC Bank "Alemar"	Kemerovo branch office JSC Bank "Alemar"	650070, Kemerovo, Molodezhny prospect , 7/1	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
59.	Settlement acc.	40702810602000100276	Altai bank of Saving Bank of RF in the city of Barnaul	Altai bank of Saving Bank of RF in the city of Barnaul	656038, Barnaul, Komsomolsky prospect, 106-a	BIC 045004641 Corr.acc. 30101810500000000641 TIN 7707083893
60.	Settlement acc.	40702810900040000816	Branch office "Barnaulsky" of the JSC "Sobinbank"	Branch office "Barnaulsky" of the JSC "Sobinbank"	656056, Barnaul, Partizanskaya str., 44	BIC 040173712 Corr.acc. 30101810600000000712 TIN 7722076611
61.	Current currency acc.	40702840000000000111	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783

						TIN 0274062111
62.	Transit currency acc.	40702840300001000111	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
63.	Current currency acc.	40702978000000000012	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111
64.	Transit currency acc.	40702978900003000012	Branch office of JSC Bank URALSIB" in Kemerovo	Branch office of JSC Bank URALSIB" in Kemerovo	690099, Kemerovo, Oktiabrsky prospect, 2	BIC 043207783 Corr.acc. 30101810100000000783 TIN 0274062111

1.3. Information concerning the Issuer's auditor (auditors)

Full and brief trade name: Closed Joint Stock Company *"PricewaterhouseCoopers Audit", CJSC "PwC Audit"*
Location*: 115054, Moscow, Kosmodamianskaya naberezhnaya str., 52, building 5.*
Tax payer identification number (TIN): *7705051102*
Tel.*: + 7 (495) 967-60-00*
Fax*: +7 (495) 967-60-01.*
e-mail address*: hrdgph@pwcglobal.com*

Information on the auditor's licenses: *for accomplishment of auditing*
License Nr.*: E 000376*
Date of issue: *20.05.2002*
Expire date*: untill 20.05.2007*
Issuing authority: **Ministry of Finances of Russian Federation**
Information on the auditor's membership in colleges, associations or other professional association (organization): *U.S. – Russia Business Council; American Chamber of Commerce; Association of European Businesses; Managers Association; Mining Advisory Council; Canada Eurasia Russia Business Association; Cambridge Energy Research Associates; Moscow International Business Association; Russian – British Chamber of Commerce.*
Fiscal year (years) for which the auditor conducted independent audit of accounting and financial reports of the Issuer: *CJSC "PwC Audit" conducted independent audit of accounting and financial (accounting) statements for the years 2005-2006.*

Factors that may affect the Issuer independence of the auditor, also essential interests that tie the auditor (auditor's officials) and the Issuer: *essential interests that tie the auditor (auditor's officials) with the Issuer (Issuer's officials) are absent.*

- Auditor's (auditor's officials) market share in the authorized (pooled) capital (unit investment fund) of the Issuer: *auditor's (auditor's officials) market share in the authorized capital of the Issuer is absent.*
- Borrowings extending to the auditor (auditor's officials) by the Issuer: *the Issuer did not extend any borrowings to the Auditor (auditor's officials).*
- close business relations (participation in promotion of products (services) of the Issuer, participation in joint entrepreneurship etc.), also family relationship: *the Auditor and the Issuer are not involved in any close business relations (participation in promotion of products and services of the Issuer, participation in joint entrepreneurship etc.), or family relationship.*
- Information on the Issuer's executives who simultaneously occupies positions as executives of the Auditor: *the Issuer is not aware of any executives who simultaneously occupies positions as executives of the Auditor.*

Measures taken by the Issuer and by the Auditor to reduce the aforementioned factors: *factors that may take effect the Issuer independence of the Auditor are absent.*

Procedure of the Issuer's auditor selection:

The Federal law "On joint stock companies" does not specify the date and the procedure of nomination of a candidate of an auditor for including him/her into the list of voting on the issue of approval of the Company's auditor, neither does the abovementioned law provide shareholders the right to nominate a candidature for an auditor.

In this connection the candidature of an auditor for set approval at the annual general meeting of shareholders is to be determined by the Board of directors of the Company in the framework of determination of issues of preparation and holding an annual general meeting of shareholders of the Company.

Auditor candidature is approved by the General meeting of shareholders of the Company.

Information on works made by the auditor in the framework of special engagement: ***special engagement was not given to the auditor.***

Procedure of a remuneration sizing up to be paid to the auditor: **Agreement to accomplish auditing and consulting services is made between the Company and the Auditor approved by the Annual general meeting of shareholders.**

The Board of Directors determines a sum of auditor's service payment.

The Board of Directors by the resolution dd. 31.08.2006 (Minutes №5/12) determined the service payment sum for the Company's financial (accounting) statements auditing for year 2006 equals 9 600 000 (nine million and six hundred thousand) RUR except VAT.

Actual fee paid to the auditor by the Issuer in the upshot of every fiscal year which was been a subject to independent auditing of financial (accounting) report of the Issuer: ***Amount of fee to be paid to the auditor for year 2005 was equal to 10 502 369 (ten million five hundred and two thousand three hundred sixty nine) RUR, where the value added tax was equal 1 602 056 RUR (one million six hundred and two thousand fifty six). Where 118 369 RUR (one hundred and eighty thousand and three hundred sixty nine) were paid for services related to consulting.***

RUR 2 241 800 (two million two hundred forty one thousand and eight hundred) were paid to the auditor in the year 2006 in fact.

The following charges to accomplish audit and consulting services are planned for year 2007:

1. RUR 3800,0 thousand are planned to accomplish audit of financial (accounting) statements for the year ending 31.12.2006 under the contract №№ Kuzbassenergo -2006/RSA dd. 17.11.2006 in accordance with the Russian Legislation.

Payment is to be made in accordance with the contract:
RUR 1345,0 thousand – advance (November, 2006);
RUR 896,8 thousand – payment by the date of the first visiting (November, 2006);
RUR 896,8 thousand – payment by the date of the final visiting (February, 2007);
RUR 896,8 thousand – payment by the date of report project issue (April, 2007);
RUR 448,4 thousand – payment by the date of the final document of auditing report (April, 2007);

2. RUR 6844,0 thousand are planned to examine consolidated financial statement prepared in accordance with the International Financial Report Standards for the year finished on December, 31,2006 under the contract № 551/№ 551/Kuzbassenergo-06/IFRS to accomplish audit.

Payment is to be made in accordance with the contract:

RUR 2053,2 thousand – advance by the date of the contract subscription (January, 2007);
RUR 2737,6 thousand – payment by the date of a visit beginning (April, 2007);
RUR 1368,8 thousand – payment by the date of an opinion project issue (payment is scheduled on May, 2007);
RUR 684,4 thousand – payment by the date of the final auditor's opinion variant issue (payment is scheduled on May, 2007).
3. RUR 3000,0 thousand are planned to accomplish audit under the contract № 10301-01-031/07 dd. 08.02.2007.

Payment is to be made under the contract:

RUR 600,0 thousand – advance by the date of the contract subscribing (February, 2007);

RUR 920,0 thousand – payment by the date of services accepting at the 1st stage (payment is scheduled on May, 2007);
RUR 1240,0 thousand – payment by the date of services at the 2nd stage (payment was made on April, 2007);
RUR 240,0 thousand – date of services acceptance at the 3rd stage (payment was made on April, 2007).
4. Under the Additional Agreement №1 to the contract № 10301-01-031/07 to accomplish consulting in long-term liabilities actuarial valuation to remunerate employees for the fiscal year terminating on 31.12.2006.

Payment is to be made in accordance with the contract:

RUR 300,0 thousand – advance as of the date of the contract subscribing (February, 2007);
RUR 300,0 thousand – payment as of a date of services acceptance at the 1st stage (is scheduled on May, 2007);
5. RUR 102,0 thousand was scheduled under the contract № 48070 – 44KIO to accomplish abonent maintenance dd. 27.02.2007, payment is made quarterly by RUR 25,5 thousand.

Information on deferred or past-due payments availability for rendered auditor's services: The Company has nor deferred nor past-due payments for rendered auditor's services.

1.4. Information concerning the Issuer's evaluator

Full and brief trade name: *Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".*
Location: *115191,Moscow, Dukhovsky pereulok, Nr.14*
Telephone/fax: *(495) 952-1041*
E-mail: *npg@npg.ru*

Number, date of issue and duration of a license to accomplish valuating activity; issued authority:
License Nr. 000031 dd. 06.08.2001, issued by the Ministry of Privity of Russian Federation, duration untill 06.08.2007.

Information on evaluation services rendering (rendered) by the evaluator:
Valuation of replacement value of a part of the fixed assets as of 01.01. 2002, advisory services concerning revaluation of a part of the capital assets;
Valuation of overall replacement value of a part of the fixed assets as of 01.01. 2003, advisory services concerning the capital assets revaluation in accordance with the Regulations on accounting "The Fixed assets accounting", PBU 6/01.
Valuation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" as of 01.01.2004, rendering of consulting services concerning the fixed assets revaluation in accordance with the Regulations on the accounting "The Fixed assets accounting" PBU 6/01.

Valuation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" as of 01.01.2005, rendering of consulting services concerning the fixed assets revaluation the in accordance with the Regulations on the accounting "The Fixed assets accounting" PBU 6/01.

Valuation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" as of 01.01.2006, rendering of consulting services concerning the fixed assets revaluation in accordance with the Regulations on the accounting "The Fixed assets accounting" PBU 6/01.

Remuneration paid to the evaluator in the year 2006:

Full and brief trade name: ***Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".***
Location: ***Russia, Tomsk region, Tomsk, Kirova prospect, 51-a,***
Telephone/fax: ***(382-2)52-11-49/(382-2)52-25-61.***
e-mail: instoc@mail.tomsknet.ru

Number, date of issue and duration of a license to accomplish valuating activity; issued authority: ***License Nr.*** 000857 dd. 10.09.2001, issued by the Department of economic and evaluator's activity regulating of the Ministry of Privity of RF", duration until 10.08.2007

Information concerning evaluation services rendering (rendered) by the evaluator:
- Valuation of market value of one ordinary share of JSC «Kuzbassenergo» for redemption in accordance with the requirements of the art. 75 of Federal Law "On joint stock companies" as of 01.06.2005. Cost of valuator's services amounted to RUR 490 thousand;
Issuer did not enlist the valuator to the issuance of shares (in year 1995.)

- Valuation of market value of 100% holding of shares of Ltd. "Bill Center Kuzbassenergo" belonging to the Issuer as of 01.01.2006. Cost of valuation work amounted to RUR 254 thousand;

- Valuation of market value of 74,52% holding of shares of JSC "IPO Vodocanal" belonging to the Issuer as of 01.04.2006. Cost of work in valuation work amounted to RUR 339 thousand;
- Valuation of market value of the holding of shares(500 pcs.) of JSC "Kuzbassenergoservice" belonging to the Issuer as of 01.04.2006. Cost of valuation work amounted to RUR 294 thousand;

- Valuation of market value of 100% holding of shares of JSC "Engineering and analytical center "Kuzbasstekhenergo" belonging to the Issuer as of 01.10.2006. Cost of valuation work amounted to RUR 110 thousand.

The Company did not enlisted valuator in the I quarter , 2007 with a purpose to :
- evaluate market value of the floated (floating) securities in circulation;
- ***evaluate market value of property being a subject of pledge against the floated bonds of the Issuer with collateral or floated bonds of the Issuer with collateral having not executed liabilities;***
- ***render services concerned securities issue being a subject of disclosure in the quarterly report.***

1.5. Information concerning the Issuer's advisors.

JSC «Kuzbassenergo» did not paper issue by the date of the I quarter, 2007 termination, as he did not enlisted financial adviser.

1.6. Information on the other Individuals who signed this present quarterly report.

Zviaghina Tatiana Borisovna – deputy Chief accountant of the JSC "Kuzbassenergo".
Year of birth: 1954

II. Basic information concerning financial and economic condition of the Issuer

2.1. Financial and economic performance indicators of the issuer

The Issuer's financial and economic performance indicators for the years 2002-2006

Item description	2002	2003	2004	2005	2006
Net assets worth, rubles	20 847 542 000	851 878 000	4 389 890 000	7 343 343 000	17 594 527 000
Raised funds to capital and reserves ratio, %	30,47	32,42	34,13	24,07	22,09
Short-term liabilities to capital and reserves ratio, %	18,39	23,29	19,29	17,43	12,21
Debt service payment coverage, %	0,28	0,28	-0,08	0,03	0,59
Past due debt rate, %	4,26	1,88	0,20	0,12	0,41
Receivables turnover, number of times	4,52	3,58	4,48	9,07	14,70
Dividends share in profit, % %	0,0	0,0	0,0	74,59	64,6
Labour productivity, rubles/person	860 078	1 228 538	1 567 333	2 108 968	2 488 298
Depreciation to earnings ratio, %	0,00	0,00	0,00	0,00	9,20

Net assets of the Company reduced by RUR 9 748 816 thousand by the date of 31.12.2006 and reached the level of RUR 17 594 527 thousand. It was caused by the Company's reorganization in form of segregation spending since 01.07.2006 together with its structure modification.

The Issuer's financial and economic performance indicators for quarter 1 of 2006 and for quarter I of 2007.

Item description	Calculation procedure	Quarter I of 2006	Quarter I of 2007
Net assets worth, rubles	Order established by the MF of RF and Federal Committee for the JSC	**28 662 172 000**	**19 334 494 000**
Raised funds to capital and reserves ratio, %	(F. №1 L.590 + F .№1 L. 690 - F.№1 L. 650 - F.№1 L.640)/(F.№1 L.490 + F.№1 L .650 + F.№1 L. 640)*100	**17,83**	**29,03**
Short-term liabilities to capital and reserves ratio, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	**11,87**	**19,38**
Debt service payment coverage, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	**0,27**	**0,52**
Past due accounts payable rate, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 - F.№1 L . 650)*100	**0,19**	**0,22**

Receivables turnover, number of times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	**2,31**	**2,24**
Dividends share in profit, % %	Ordinary shares dividends at the outcome of the year - / (net profit at the outcome of the year – preferences shares divides) * 100	**0,0**	**0,00**
Labour productivity, rubles/person	F. №2 L. 010 / average number of personnel	**707 301**	**796 329***
Depreciation to earnings ratio, %	Depreciation assignments / F. №2 L. 010 * 100	**0,00**	**4,92**

Amount of net assets points to the stable financial condition of the Company and satisfactory solvency.

As a result of the financial and economic activity of JSC "Kuzbassenergo" during the quarter I of 2007, increase of the net assets by RUR *1 739 967* thousand took place.

Over the first quarter of 2007, the Company dependence level on the borrowed funds took place, that is proved by the dynamics of financial dependence ratio growth from 22,1% up to 29%.

Receivables turnover reduced by 0,07 of turns in the reporting period in comparison with the data proper to the first quarter of the year 2006.

The past due accounts payable stands at low level and amounts to RUR 12 591 thousand (0,22% of all the liabilities), that proves the company's ability to pay off his liabilities without considerable expenses.

2.2. Market capitalization of the Issuer

Ordinary share of JSC «Kuzbassenergo»is trading at the Classic and Stock Exchange markets in Open joint stock company "Stock Exchange "Russian Trade System", at the Stock Exchange in Closed joint stock company "Stock Exchange MICEX".

Ordinary shares of JSC "Kuzbassenergo" are included in the Section of the List "Securities admitted to circulation, but not included in the quotation lists" in accordance with the Rules of securities permit to bidding of JSC "Stock Exchange "Russian Trade System" (JSC "Stock Exchange RTS").

Ordinary shares of JSC "Kuzbassenergo" are included in the list of out-of-list securities at CJSC "Stock Exchange MICEX" (CJSC SE MICEX").

Information on the market capitalization of JSC «Kuzbassenergo»for the period 2002-2005 are brought to conformity with calculations made by the NP "Stock Exchange Russian Trade System" according to the Decree of the Federal Financial Markets Service of Russia № 05-5/pz-n dd. 16.03.2005.

Ordinary shares (KZBE)

Assessment month	Prices of 10 largest transaction ns	Calculatio n period	Number r of transactions within a month	Number of transactio ns within a 3-month period	Number of shares	Capitalization, USD

December, 2002	-	-	2	5	606 163 800	-
June, 2003	-	-	4	9	606 163 800	-
August, 2003	-	-	0	4	606 163 800	-
September, 2003	-	-	4	4	606 163 800	-
November, 2003	-	-	0	4	606 163 800	-
December, 2003	-	-	1	1	606 163 800	-
February, 2004	-	-	1	3	06 163 800	-
March, 2004	-	-	1	3	06 163 800	-
May, 2004	0,66325	3 months	2	>=10	06 163 800	402 038 140
June, 2004	0,66183	3 months	1	>=10	06 163 800	401 177 388
August, 2004	-	-	0	2	06 163 800	-
September, 2004	-	-	2	2	06 163 800	-
November, 2004	-	-	1	4	06 163 800	-
December, 2004	-	-	4	6	606 163 800	-
February, 2005	-	-	4	9	606 163 800	-
March, 2005	0,69854	3 months	5	> = 10	606 163 800	423 429 661
May, 2005	0,68418	3 months	0	>=10	606 163 800	414 725 149
August, 2005	0,71673	3 months	2	>=10	606 163 800	434 455 780
September, 2005	0,73103	3 months	6	> = 10	606 163 800	443 123 923
November, 2005	0,79821	3 months	5	>=10	606 163 800	483 846 007
December, 2005	1,07519	1 month	> = 10	> = 10	606 163 800	651 741 256

Information on the market capitalization of the JSC "Kuzbassenergo" is disclosed in accordance with the calculation made by NP "Stock Exchange "Russian Trade System" according to the Decree of the Federal Financial Markets Service of Russia № 05-5/pz-n dd. 16.03.2005 "Approval of provisions to disclose information on securities by the issuers" in wording of the Decree of the Federal Financial Markets Service of Russia №05-57/pz-n dd.01.11.2005.

Market capitalization of securities at the NP "Stock Exchange RTS"

Assessment month	Number of shares	Market price as of the final date of the reporting quarter, RUR (the most recent price for 90 trading days)	Capitalization, RUR
I quarter, 2006	606 163 800	-	-
II quarter, 2006	606 163 800	-	-

III quarter, 2006	606 163 800	-	-
IV quarter, 2006	606 163 800	-	-

Since the December, 29, 2006 ordinary shares of JSC «Kuzbassenergo» were excluded from the Section of the List "Securities admitted in circulation, but no included in the quotation lists" by the NP "Stock Exchange RTS" owing to the resolution of the board of directors of the NP "Stock Exchange RTS" dd. 12.09.2006 concerning the bidding transfer organizing at the Classic market from NP "Stock Exchange RTS" to JSC "Stock Exchange RTS" since the January, 01, 2007.

In disclosing the information on the market capitalization of ordinary shares of JSC "Kuzbassenergo" at JSC "Stock Exchange RTS", the market capitalization data calculated according to the methods approved by the Decree of the Federal Financial Markets Service of Russia No. 06-117/pz-n dd. 10.10.2006 and disclosed by JSC "Stock Exchange RTS " on the web-site: ***http://www.rts.ru/?tid=342 were used.***

Market capitalization of securities at the JSC "Stock Exchange RTS"

Assessment month	Number of shares	Market price as of the final date of the reporting quarter, RUR (the most recent price for 90 trading days)*	Capitalization, RUR
IV quarter, 2005	606 163 800	26,13117	15 839 769 305,65
I quarter, 2006	606 163 800	56,33023	34 145 346 271,67
II quarter, 2006	606 163 800	56,33023	34 145 346 271,67
III quarter, 2006	606 163 800	56,33023	34 145 346 271,67
IV quarter, 2006	606 163 800	-	-
I quarter, 2007	606 163 800	-	-

* Market value of shares was calculated in accordance with the Decree of the Federal Commercial Central Bank of Russia №03-52/ps dd. 24.12.2003.

At the CSJC "Stock Exchange MICEX" market capitalization is calculated as product of shares number of the corresponding category (type) by market value of a share disclosed by the bidding organizer at the securities market, i.e. by the Stock Exchange MICEX and is determined in accordance with the Order of calculation of securities market value and investment share of unit funds admitted to circulation through the bidding organizers approved by the Decree of the Federal Commission of Securities market № 03-52/ps dd. 24.12.2003 (recorded in the Ministry of Justice of Russian Federation on 23.01.2004, recording Nr. 5480).

Market value of one ordinary share of JSC «Kuzbassenergo» amounted to 73,18 rubles on 29.12.2006 (last bidding date at the Stock Exchange MICEX), thus the market capitalization amounted to 44 359 066 884,00 rubles or 1 684 664 404 USD on 29.12.2006 (as of 29.12.2006 a dollar rate =26,3311 rubles).

Market capitalization in the end of the first quarter of 2007 is determined through calculating way as product of market value equals 92,16 rubles by shares number according to the data of the Stock Exchange MICEX on 30.03.200, that amounts to 55 864 055 808,00 rubles or 2 146 933 014 USD (as of 30.03.2007 a dollar rate = 26,0204 rubles).

2.3. Obligations of the Issuer

2.3.1. Accounts payable

Accounts payable for year 2006

RUR

Obligations	Maturity	
	Less that one year	More than one year
Accounts payable to suppliers and contractors	486 156 000	883 347 000
including overdue accounts	5 008 000	0
Accounts payable to the personnel of the company	25 401 000	0
including overdue accounts	0	0
Accounts payable to the budget and the State off-budget funds	17 946 000	7 941 000
including overdue accounts	0	0
Credits	812 926 000	433 845 000
including overdue accounts	0	0
Loans, total.	10 000 000	0
including overdue accounts	0	0
including bond loans	0	0
including overdue bond loans	0	0
Other accounts payable	793 704 000	0
including overdue accounts	11 178 000	0
Total	2 146 133 000	1 336 798 000
including overdue accounts	16 186 000	0

Over the reporting year 2006 the long-term liabilities of the Company reduced by RUR 358 022 thousand or by 28,4%, including:

- to suppliers and contractors – by 357 121 thousand roubles mainly due offset of a debt under the Amicable Agreement to JSC "Mosenergo" (RUR 357 043 or 99,7%);

-to the budget – by 901 thousands roubles (0,3%) owing to punitive sanctions and fines write off to the budget from the Company's balance.

By the end of the year accounts payable upon the short-term credits and loans reduced by RUR 783 201 thousand to RUR 822 926 thousand, owing to reduce of accounts payable upon the banking credits (RUR 782 201 thousand) mainly.

In the year 2006 the borrowings were directed by the Company to increase current assets at a rate lower than the refinancing rate fixed by the Central Bank of RF (since 23.10.2006 – 11%). Average weighted percent rate for credit sources use by the Company equals 9,77% as of 31.12.2006.

Credit sources received by the Company in 2006 were directed to: buy fuel, pay services of CDA, FSC, RAO, settle up with the budget and under credit liabilities, pay off capital construction and power equipment repair.

As of 31.12.2006, inventories (coal) at the assessed value amounted to RUR 614 692 thousand are recorded on the balance as a security for credit contracts (as of 01.01.2006 amounted to RUR 719 451 thousand).

With a view to compensate expenditures at percent pay off upon the credits directed to buy fuel and repair power equipment in accordance with the Decree of the RF Government № 481 dd.

23.06.2001the Company was granted by the federal budget amounted to RUR 26 465 thousand in the year 2006.

In comparison with the previous year the short-term accounts payable reduced as a whole by RUR 1 467 206 thousand rubles or by 47,4% (from RUR 2 790 413 thousand to RUR 1 323 207 thousand).

The largest decrease of accounts payable was made upon the items:

- "Advances received" – RUR 375 622 thousand, (average monthly temperature in winter, 2005 was considerably Lower, thus the calculated advances for winter period of the year 2006 were reduced as a range of large consumers had reduced volume of energy consumption);

- "Suppliers and contractors" – RUR 348 894 thousand (the company's structure modification);
- "Bills payable" amounted to RUR 310 224 thousand, (bills that had been on the balance in the beginning of the reporting period were paid off within the year);
- VAT in not-paid products" – RUR 272 275 thousand (changes were made in the order of VAT calculation stipulated by the Federal Law №119-FZ);
- "Tax and fees debt" – RUR 123 872 thousand (decrease of taxable base owing to the company's structure modification).

The overdue accounts payable is increased by RUR 5 000 (or by 44,7%) from RUR 11 186 thousand to RUR 16 186 thousand.

Owing to limitation of action expiration or the counteragent liquidation the Company wrote off uncalled accounts payable amounted to RUR 554 thousand in the year 2006.

Creditors whose holding equals not less than 10% of the total sum of accounts payable

Full trade name of the creditor	Russian open joint stock company of energy and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	31.12.2006
	1 070 372 000
Size and conditions of the overdue accounts payable (percent rate, punitive sanctions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the authorized capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the authorized capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

Accounts payable for the quarter I, 2007.

Obligations	Maturity	
	Less than one year	More than one year
Accounts payable to suppliers and contractors	751 122 000	883 343 000
including overdue accounts	8 119 000	0
Accounts payable to the personnel of the company	48 891 000	0

including overdue accounts	0	0
Accounts payable to the budget and the State off-budget funds	639 556 000	0
including overdue accounts	666 000	0
Credits	2 129 360 000	505 612 000
including overdue accounts	0	0
Loans, total.	0	0
including overdue accounts	0	0
including bond loans	0	0
including overdue bond loans	0	0
Other accounts payable	255 140 000	0
including overdue accounts	3 806 000	0
Total	3 824 069 000	1 408 561 000
including overdue accounts	12 591 000	0

Accounts payable (together with credits and loans) of JSC «Kuzbassenergo» is increased by RUR 1 749 699 thousand during the first quarter of 2007 as compare with the beginning of the year owing to:

- banking credits subjected to be paid off within 12 month after the reporting date is increased by RUR 1 316 434 thousand (or in 2,6 times);
-accounts payable subjected to be paid off within 12 months is increased by RUR 371 502 thousand (mainly due to accounts payable growth to suppliers and contractors) is increased by RUR 263 934 thousand or by 54,2%);
-banking credits subjected to be paid off more than in 12 months is increased by RUR 71 767 thousand (16,5%).
Accounts payable decrease upon the short-term liabilities is connected with JSC's "Kuzbassenergo" debt written-off to Mintopenergo upon the loan of money equaled RUR 10 000 thousand.

Creditors whose holding equals not less than 10% of the total sum of accounts payable

Full trade name of the creditor	Russian open joint stock company of energy and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	119526, Moscow, Vernadskogo prospect, №101, building 3
Sum of accounts payable, RUR	1 017 872 000
Size and conditions of the overdue accounts payable (percent rate, punitive sanctions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the authorized capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the authorized capital of the Issuer	49,0 %

Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

2.3.2. Credit history of the Issuer

Item description	2002	2003	2004	2005	2006	Quarter,1, 2007
net assets value by the end of the reporting period, RUR	20 847 542 000	24 851 878 000	24 389 890 000	27 343 343 000	17 594 527 000	19 334 494 000
Borrowings , total, RUR.	1 531 056 000	2 112 851 000	2 445 505 000	1 605 127 000	1 256 771 000	2 634 972 000
Share of the borrowings in the net assets value, %	7,34	8,50	10,03	5,87	7,14	13,6

As of 31.03.2007 share of borrowings in the net assets value is increased as compare with the beginning of the year from 7,1% u to 14,6%, i.e. in 1,9 times (owing to the borrowings attracting to settle up with JSC "Altayenergo").

JSC "Kuzbassenergo" had not any obligations under credit agreements and loan agreements the principal under which would amount to 5 percent or more of the book value of the Company's assets.

***2.3.3.* The issuer's obligations with regard to collaterals furnished to third parties**

There are no obligations with regard to collaterals furnished, including in form of a pledge or guarantee in quarter 1 of 2007 amounting to not less than 5 percent of the book value of the Issuer's assets.

2.3.4. Other obligations of the issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect the Issuer's financial situation, also his liquidity, source of finance and their using conditions, operating results and expenses.

2.4. Goals of issuance and ways of using funds received as a result of issuance of issue-grade securities

Over the reporting quarter the Issuer did not spend issuance of issue-grade securities, including with a view to attract funds and invest the bargain (mutual bargains) or other actions.

2.5. Risks associated with the acquisition of issue-grade securities (to be) placed

Emerging markets, particularly markets of the Russian Federation are characterized by higher level of risks than more developed markets, including important legal, economic and political risks. It's important to take into account that the developing economics such as the Russian economics are undergo fast changes, also such fact that the information submitted in this present quarterly report may became out-dated very fast. Accordingly, investors should evaluate own risks and accept resolution on investing expediency taking into account existing risks. In practice, investing at the emerging markets is appropriate for the qualified investors understanding in full a level of current risks. At that investors should consult with own legal and financial advisers before to investing in Russian securities.

2.5.1. Industry-specific risks

Operational risks concerning equipment obsolescence and accumulated depreciation

Negative changes are possible, i.e. waste of power supply safety.

Company's actions are aimed at reconstruction of working and construction of new generating objects, also technical reequipment to prevent the aforementioned changes.

The Issuer does not carry out a foreign trade activity. All volume of electric and heat sale falls on the home market. Thus, risks concerning possible change in price at the Issuer's production at the foreign markets are absent.

The risk of nonfulfilment by the issuer of his liabilities to the owners of the issue-grade securities owing to the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer to the owners of the preference shares and the percents payment off and retirement of bonds. The issuer has placed only ordinary shares.

Fuel risks ***proper the power industry (fuel price and purchase in the due volume and in time) also have vital importance. Total level of fuel stock is higher than the given tasks of JSC RAO "UES of Russia" to reduce the fuel risks and to maintain power system safety***

The risks of tariff control ***are more serious and unhandy. The tariff control defines profit base of business in full.***

The policy of tariff fixing in the year 2006 is the same: there is a tariff-corridor having strict extremely maximum and extremely minimum tariff levels.

Energetics shall to keep within these limits. Due to such limitation the growth rate of tariffs remains lower than the level of inflation as an earlier, that may led to the dropping profit of the power company. Investor's interests are not stipulated in the rates, thus the company continuous to stay a little attractive for investment.

Today's rates are not transparent, thus, investor does not see a period for the invested money pay back.

The risk concerning possible ceiling or directive decrease of tariffs or approval of rates being inadequate expenses of the company exists.

The company's employees spend continuous work with the FRS and REC with a view to approve an adequate rate level.

It should refuse to control tariffs in the method of "inflation minus" but to aim to more adequate and detailed legal and methodological base of control with a view to reduce the risks concerning the tariff control.

The Regulations of tariff governing in JSC "Kuzbassenergo" was approved by the Decree of JSC «Kuzbassenergo»№258 dd. 26.03.2007 for this purpose. These Regulations define functions, procedure and methods of tariff governing in the company.

The following factors may be related to the other industry-specific risks:

- Change in the structure of energy consumption by consumer groups from the scheduled, due to reduce of output volume by a range of industrial enterprises, may lead to energy output volume reduce in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decrease of living standard of moderate groups of population of Kemerovo region will led inevitably to reduction of payment's level.

- *Expectations of the Stock Exchange market's participants concerning the reforming course of electricity market.*

2.5.2. Country and regional risks.

Country risks: The Issuer does not forecast any negative changes of situation in Russia which may affect his economic situation and financial and economic activity. But it should take into account that economics peculiar to developing countries, including the Russian one, depend on the developed economics conjuncture, and, for example, a possible sudden increase of rate of the Federal Reserve System of USA will led to monetary aggregates out-flow from the emerging markets, reducing accordingly their economic development paces

Also it's impossible to exclude entirely a possibility of destabilization of the country's economic situation caused by sharp oil price reduction.

Regional risks: ***JSC "Kuzbassenergo" is a company registered in the Russian Federation and carried out his daily activity in Kemerovo and Altay regions, thus some general changes in the State and other regional developments affect its activity importantly.***

Kemerovo region is one of the most dynamically developing regions of Russia.

About 55 % of the total volume of coal of the Russian Federation and more than 80 % of the most valued coking ranks of coal are working in the region.

More than 80 % of main railway and 100% of tram rails is produced. Kuzbass takes the third place in Russia at steel processing, and the fourth at rolling. The region is in the lead a volume of t goods transportation by all the types of transport, also at investment and retail goods turnover volume. One of the most efficient all over the country systems of social protection of population is implemented in the region.

Rating of investment attractiveness of regions is carried out every year by the Rating agency "Expert RA". During the last five years the Kemerovo region was assigned the rating 2B (average potential – medium risk).

In the "Examination of relative creditworthiness of the RF subjects" prepared by the Rating Agency "AK&M", Kemerovo region takes the 47th place (between 79 RF Subjects) at the integrated level of relative creditworthiness of the RF subjects.

Kemerovo region takes the 15th place at the own income share in the total volume of income (84,60%).

Altay region is one of the largest agricultural regions of the Russian Federation.

Agricultural land area equals 11 031 ha thousand, including 6 708 ha thousand of tillage being subject to farm production by 819 agricultural enterprises and about 6 thousand of farmers.

Today industrial potential of the region is represented by more than 2000 enterprises, where 347 companies are regarded as large-scale enterprises and medium business.

Machine-building and metal working, chemistry and petrochemistry, electroenergetis, light and textile industries , food and working industries are the leading branches of industry.

Regional risks concerning reforming of JSC «Kuzbassenergo»are exist. Stakeholders dialogues with the Kemerovo Regional Administration, also with Administrations of cities spent in form of working meetings, exchange of analytical information and mutual consultations over the issues of the Company reforming were taken as the base of such a risk management.

Kemerovo regional Administration backed a project of JSC "Kuzbassenergo" reforming at the Inter-department Commission of power energetics reforming under the RF Government dd. 05.12.2005.

Risk concerning geographical peculiarities of the region, namely:

- ***Damnification risks because of emergency situations of natural factors.***

In the annual forecast of emergency situations of natural and man caused character on the territory of Siberian Region (Kemerovo region and Altay region) for year 2007 , as origins of natural

caused emergency situations were defined the follows: unfavorable and dangerous meteorological phenomena , flood and flowage, snowslip, earthquake, exogenous processes.

Flood and flowage being natural hydrological disasters represent the most danger of Siberian Region owing to periodicity and large-scale damage of economics and social sphere.

Kemerovo region. 24 built-up areas located in the floodplain of the Tom river may be impounded.
Altay region . Analysis of flowage as of the last years testifies that a possibility of ice jams on the rivers Biya, Ob, Chumysh, Charysh exists in the period of spring tide.
Emergency situation caused by fire and explosions on the objects of house and communal services and energetics etc. are prevailing in the structure of man caused emergency situations (ES) and accidents.

Administrative and technological procedures are carrying out with a view to prevent ES of nature and man caused character on the objects of JSC "Kuzbassenergo".

- ***Because of rivers opening on the territory of Kemerovo region and water level raising, all the affiliates of JSC «Kuzbassenergo»take necessary measures for trouble-free operation of enterprises in such a period .***

Emergency and breakdown gangs were staffed, also were provided with special Technics, mechanisms and floating facilities. Thermal power plants and Hydraulic power plants were provided with warning schemes and personnel's' call at the signal "Emergency situation". Around-the-clock duty was organized at the water pump stations to observe water level in the rivers and reservoirs of the Belovo HPP.

- Look-out stations control all hydro technical constructions of power system, also flood passing on the Kuzbass rivers every day. Higher attention is paid to levees of ash dumps condition. Obligatory inventory and oil lubricant stock was created by all the power enterprises.

Continuous exchange of information with the cities and districts administrations, also with the Department of Civil defense and Emergency Situations was arranged to ensure maximum safety operation of power enterprises of JSC «Kuzbassenergo»and operative reaction.

- The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened. Territories of electric plants, pump houses, combustive-lubricating production's storages and other category objects used in continuous production process and consumers providing with electric and heat were taken under the special contiol.

Admission regime for motor transport and employees was toughened including use of manual and fixed metal detectors at the enterprises .

Active interaction between security of JSC "Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.
Around-the-clock video surveillance and patrolling, including patrol dogs and transport were organized at the most important and distant objects of power system enterprises.
Instructions concerning emergency situations, anonymous information on possible terrorist acts at the objects of power sector of Kemerovo region were spent with operative personnel of enterprises.

The Company accounts as country, as regional risks in its activity .
Management structure of JSC "Kuzbassenergo" is directed to maximum quick response in case of negative and emergency situations beginning. The Company's actions are aimed at loss minimization and negative affect to operating results of JSC "Kuzbassenergo" in such situations.

To reduce regional risks the Company insures against emergency situations. The Board of Directors of the Company approved the Resolution dd. 28.09.2006 on insurance of the Company for the period till the 1st of January 2008.

2.5.3. **Financial risks**

Risks concerning the per cent rates variation are proper the Issuer in respect of a value of banking credits, but it will not affect financial highlights of the Company.

This group of risks as a factor of liquidity decrease does not exist for the Issuer as an average weighted rate upon such risks is lower than the refinancing rate fixed by the Central Bank of RF. The average weighted rate for the credit funds use amounted to 8,35% as of 31.03.2006. Share of credits without collateral equals 88,8% of the total sum of loan debt at the short-term credits as of 31.03.2006.

Stabilization of ruble rate in 2006 and in the first quarter of 2007 leads to inflation decrease taking favorable effect at home market of electric energy. Decrease of growth rates of prices stimulates long-term investing in production that in it's turn leads to the growth at the Stock Exchange.

The issuer does not bear currency risks.

2.5.4. Legal risks

The Issuer does not export goods, works and services. Thus the legal risks concerning the issuer's activity are described for the home market only. As a whole. legal risks concerning the issuer's activity are proper the most part of entrepreneur's activity subjects operating on the territory of the Russian Federation.

Change of exchange regulation and control will not affect the issuer's activity, as all the expenses are settled in national currency and are not referred to settlements with foreign suppliers.

Change of custom control and fines rules does not bear the risks for the issuer's activity.

Change of licensing requirements on the issuer's principal activity may lead to increase of a period for documents prepare obligatory to extend the license duration, also necessity of the issuer conformity with the requirements declared.

However as a whole this risk should be deemed as insufficient except the cases when some requirements will be provided to extend the license duration or to fulfill activity subjected to licensing which the issuer will not to correspond with or when the correspondence with these requirements will concern the excess costs that may led to the issuer's activity termination.

Risks concerning the changes of court practice.

The Issuer studies attentively all the changes of court practice concerning the Issuer's activity (including the items of licensing) with a view to account quickly these changes in his activity. The court practice is analyzed as on the level of the Supreme court of the Russian Federation, Supreme Arbitrage of the Russian Federation, as on the level of the circuit federal arbitrages. Legal position of the Constitutional Court of the Russian Federation is under examining on some items of law enforcement

Change of the court practice may lead to rendition proceedings not in favour of the Company that may affect the company's operating results.

Actual risks concerning the court practice forming at the items connected with economic consequences of the JS-energo reorganization not in favour of regional generating companies are exist. In the first quarter of 2007 essential change of the court practice having effect the company's activity was not happened.

Besides other risks of legal nature exist:

As any other subject of economic activity, JSC «Kuzbassenergo»is a participant of tax relations. Nowadays the Tax Code and a range of laws are in force in the Russian Federation. These documents regulate different tax fixed by the federal and regional authorities.

Applied taxes include a value added tax, profit tax, property tax, single social tax and other assignments. Corresponding normative acts contain quite often fuzzy wordings. Besides, different State Authorities and

Licensing activity of water resources using and dangerous industrial wastes handling is a base of ecological risks at electric and heat production.

According to the legislation in force all electric power stations had got licenses to accomplish withdrawal and water discharge in the basins with a period of validity up to the year 2010.

Together with appearance of the Provisions on licensing of activity connected with the waste products approved by the decree of the Government №524 dd. 26.08.2006, JSC «Kuzbassenergo»is working on such a license obtaining.

Payment for water resources using and waste placing in a volume stipulated by the licenses shall be calculated from the cost value at the fixed rates of water tax and rates of payment for the definite class of danger of industrial waste.

Failure to observe at least one of the license terms is a reason for nature –conservation authorities to arrest the license together with a 5 time increase of payments form the income.

Obligatory observance of all the license terms is to prevent ecological risks beginning.

2.5.6. Banking risks

The issuer is not credit institution, thus he has not banking risks.

III. Detailed information concerning the Issuer

3.1. History and development of the Issuer

3.1.1. Information on a trade name of the Issuer

Trade name of the Issuer
Russian - *Кузбасское открытое акционерное общество энергетики и электрификации;*
English – *"KUSBASS OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION "*
Brief trade name:
Russian - *(ОАО «Кузбассэнерго»);*
English – *JSC «KUSBASSENERGO».*

Short trade name of the Issuer is similar with trade names of the following companies segregated from the structure of SC "Kuzbassenergo" on July, 1 , 2006 during reforming process, namely:

- Open joint stock company "Kuzbassenergo – regional power grid company" ;
- Open joint stock company "Trunk grid company "Kuzbassenergo";
- JSC "Kuzbassenergosbyt";
- CJSC "ATP "Kuzbassenergo".
Kemerovo regional Administration had issued the Certificate granting right to use Kemerovo region's word symbol (i.e. the word "Kuzbass") since the January, 25 , 2005 till January, 24, 2008 (recording number 091 dd. 25.01.2005) to the Kuzbass open joint stock company of energy and electrification .

Information concerning the changes made in the trade names and legal form of the Issuer:
Full trade name of the Issuer: Kuzbass Stock Company of energy and electrification of open type.
Short trade name of the Issuer:
Introduced: 30.12.1993
Reason for modification: Was created by the way of reforming of the public enterprise – Kuzbass industrial enterprise of energy and electrification in accordance with the RF President's Decrees №923 dd. August, 15, 1992 "Organization of management of power complex of the Russian Federation in privatization environment" , №1334 dd. November, 3, 1992 " Implementation of the RF President's Decree in power industry №922 dd. August, 14 , 1992 "On reforming peculiarities of public enterprises, associations and companies of fuel and power complex into stockholders associations", №721 dd. July,1, 1992 "On the organizational measures for public enterprises and voluntary unions reorganization into stockholders associations" .
It was registered by the Resolution of the Kemerovo city Administration №345 dd. 30.12.1993.

Full trade name of the Issuer: Kuzbass open joint stock company of energy and electrification
Short trade name: JSC "Kuzbassenergo"
Introduced: 15.05.1996
Reason for modification: According to the requirements of the Civil Code of the Russian Federation and Federal Law №208-FZ dd. December, 26,1995 "On Joint Stock Companies", an annual general meeting of shareholders of JSC «Kuzbassenergo» had approved a Articles of the Company in new wording. The

Articles was registered by the Department of state registration and licensing of Kemerovo city administration on July, 25, 1996 under the Nr. 584.

3.1.2. Information concerning the state registration of the Issuer

Before July, 1 of 2002:
Date of the state registration of the issuer: **30.12.1993**
Number of the State registration certificate (another document certifying the state registration of the issuer): 1901
Authority which performed state registration: Administration of the city of Kemerovo

After July of 2002
Principal state registration number: ***1024200678260***
Date of registration: ***23.07.2002***
Authority which performed state registration: ***Inspection of the Ministry of Taxation of the Russian Federation over the city of Kemerovo, Kemerovo region***

3.1.3. Information concerning the establishment and development of the issuer

The issuer was established on December, 30 , 1993 in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

The issuer exists for 13 years and 3 months since the date of its state registration: the company was established sine die.
Brief description of the issuer's establishment development history
In pursuance of Decrees of the President of the Russian Federation №923 dd. August, 15, 1992 "Organization of management of power complex of the Russian Federation in privatization environment" , №1334 dd. November, 3, 1992 " Implementation of the RF President's Decree in power industry №922 dd. August, 14, 1992 "On reforming peculiarities of public enterprises, associations and companies of fuel and power complex into stockholders associations", №721 dd. July,1 , 1992 "On the organizational measures for public enterprises and voluntary unions into stockholders associations" . ***Committee of the state property administrating of Kemerovo region has made the Decision № 330 « On privatization and reforming of IIEE "Kuzbassenergo" into the Kuzbass joint-stock company of energetics and electrification of open type » dd. 21.09.1993.***

The Order № 345 « On registration of open joint-stock company "Kuzbassenergo" was approved by the Administration of the city of Kemerovo on 30. 12.1993.
In 1994, the first general meeting of shareholders of the OJSC "Kuzbassenergo" was held.
In 1996, two boilers PK-40, blocks of 200MW at the Tom-Usinskaya HPP and Belovskaya HPP were changed. It allowed to reduce NOx in 2-2,5 times and to reach a standard equals 450 mg/m3. The similar reconstruction was made in the boiler PK-10 of the South-Kuzbass HPP.
In 2000, JSC "Kuzbassenergo" was successfully led out the bankruptcy procedure.
In 2003, JSC "Kuzbassenergo" was 60 years old from the date of foundation.
Turbine R-12-3,4/1 at the Kuznetskaya TPP was started up.
Also a startup of a boiler of steam capacity 160 t/h was made. Turbine T-115-8,8 installed on the vibrofoot at the South-Kuzbass HPP was switched in use.
In 2004, in accordance with the preliminary program of reforming JSC «Kuzbassenergo»had created affiliated energy repair and maintenance companies: JSC "Kuzbass energy repair company", JSC "Kuzbass'setremont", JSC "Engineering and analytical center "Kuzbasstekhenergo". Transfer of backbone transmission lines to the Federal grid company was started in the framework of reforming.

In 2005, the board of directors of the RAO "UES of Russia" had accepted the resolution on JSC «Kuzbassenergo»reforming. On December, 30 of the same year shareholder's meeting of JSC «Kuzbassenergo» accepted the resolution concerning the "Company" reorganization. At the outcome

of 2004-2005 years, JSC "Kuzbassenergo" was awarded by a honor title "Leader of the Russian economics – 2005."

On July, 1, 2006 the state registration of the new companies segregated from JSC «Kuzbassenergo»was made in the state tax authorities. The following companies were registered as legal entities having got all the obligatory documents to work independently: JSC "Kuzbassenergo – regional power grid company", JSC "Kuzbass power sales company", JSC "Trunk grid company "Kuzbassenergo", JSC "West-Siberian TPP", JSC "South-Kuzbass HPP".

On October, 2006, Barnaulsky affiliated company of JSC "Kuzbassenergo" was created. Three Barnaul TPPs , Barnaul thermal plant and Biysk heating grids entered in the structure of this affiliated company since January, 1, 2007.
At the outcome of the year 2006, JSC "Kuzbassenergo" is the sole company of power branch entered in the number of winners of the IV All-Russian competition "Russian organization of high social effectiveness spent the aegis of the Russian Federation Government.

JSC "Kuzbassenergo" was awarded by the Diploma together with a title of honor "Organization of high social effectiveness in power branch -2006" and a medal giving.
Title of honor "Russian organization of high social effectiveness", as the highest award of the competition is to be given to the companies achieved the highest results in social work.

JSC "Kuzbassenergo" – is one of the largest Kuzbass companies. Its visiting card is a symbolics. JSC "Kuzbassenergo" symbolics was registered in the State Register of trade marks and service signs of the Russian Federation. The company's symbolics is placed as on different official papers, visiting cards as on the buildings of JSC "Kuzbassenergo", advertisement hoardings; also it tracks notices about the company in mass media and Internet.
Symbolics helps to the company positioning in the society, also between its consumers, business partners, shareholders , state and municipal authorities .
Goals of the issuer creation: *Common goal of privatized companies to be created was increase of economic systems effectiveness of the country and transfer from the scheduled economics to the market relations. Profit earning is the principal target of JSC «Kuzbassenergo»activity.*

Mission of the company *is continuous and reliable supply of heat and electricity to our consumers ensuring production efficiency and investment appeal of the company.*

3.1.4. Contact information

Location of the issuer: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia, 650000**

Location of the continuing executive body of the issuer: **650000, Russia, Kemerovo, GSP-2, Kuznetsky prospect, № 30**
Telephone: ***(384-2) 4433-59***
Fax: ***(384-2)44-37-77***
e-mail:***adm@kuzbe.elektra.ru***
Web-site: www.kuzbassenergo.ru

Department of Corporate policy exists in the structure of the executive apparatus of JSC "Kuzbassenergo" whose work is carried out with the company's shareholders and investors. The department carries out its activity since 01.01.2004. Burdina Elena Yakovlevna is a Chief of the Department; date of birth 1964., education – higher.

Location: **Kemerovo, GSP-2, Kuznetsky prospect, № 30**

Telephone/fax: ***(384-2) 44-38-30, 44-37-61***
E-mail: ***bev@kuzbe.elektra.ru***
Web-site: ***www.kuzbassenergo.ru/invest/***

3.1.5. Tax payer identification number (TIN)

TIN: ***4200000333***

3.1.6. Branches and representative offices of the issuer

Name: ***Tom-Usinskaya HPP***
Location: ***652880, Kemerovo region, Mysky-5***
Head: ***Glukhov Viktor Fedorovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Belovskaya HPP***
Location: ***652644, Kemerovo region, Belovo, Inskoy village***
Head: ***Artiukh Valery Mikhailovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Kemerovskaya HPP***
Location: ***650000, Kemerovo, Stantsionnaya str., №17***
Head: ***Benediktov Alexander Viktorovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Kuznetskaya TPP***
Location: ***Novokuznetsk-34, Kemerovo region, 654034***
Head: ***Kuzin Igor Viktorovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Novo-Kemerovskaya TPP***
Location: ***650021, Kemerovo-21, Predzavoskoy village***
Head: ***Sukhoveyev Boris Ivanovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Kemerovskaya TPP***
Location: ***650001, Kemerovo-1***
Head: ***Vervein Konstantine Alexandrovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Administration of heat energy grids***
Location: ***650070, Kemerovo, Svobody str., №10***
Head: ***Krumgolts Alexander Rudolfovich***
Date of creation: ***30.12.1993***
Power of attorney duration: ***30.06.2007***

Name: ***Barnaulsky***
Location: ***656037, Russia, Barnaul, Brilliantovaya str., №2***
Head: ***Motorin Alexander Viktorovich***
Date of creation: ***31.10.2006***
Power of attorney duration: ***30.06.2007***

Name: ***Moscow representative office of Kuzbass Open Joint Stock Company of energetics and electrification***
Location: ***111726, Moscow, Leninsky prospect, №70/11,***
Head: ***Sadghian Armen Sergeyevich***
Date of creation: ***15.04.1998***
Power of attorney duration: ***30.06.2007***

3.2. Core business activities of the issuer

***3.2.1.* Industry in which the issuer operates**

All-Russia classifier of economic activities codes (OKVED):
40.10.11 – electricity production by thermal power plants
40.10.2 – electricity transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesale trade in electric and heat energy (without transmission and distribution)
74.60 – Investigations and protection
74.14 – Consulting over the items of commerce and management.

3.2.2. Core business activities of the issuer

JSC "Kuzbassenergo" operates on the territory of Kemerovo region and Altay region.
Division into potentially competitive (transfer, sale) and monopolistic (power transfer and distribution) kinds of activity was made in the framework of the project implementation of JSC "Kuzbassenergo" reforming.
On July, 1,2006 the state registration of companies segregated from the structure of JSC "Kuzbassenergo" owing to reorganization took place.
Since July, 1,2006 the Company ceased fulfill the following activities:

- ***electricity transfer and distribution;***
- ***electricity sale at the retail market.***

Core business activities of the issuer is electric and heat production, transporting and sale of heat produced by the company and purchased at others producers; sale of the produced electricity at the wholesale market of electric energy .

Item description	**2002**	**2003**	**2004**	**2005**	**2006**	**I quarter of 2007**
Core activity type: electric energy						
Core activity revenue (income) volume , RUR	11792093000	13306092000	12612924000	14722418000	12836736000	3 159 464 000
Core activity revenue (income) volume in total revenue (income) volume of the issuer, %	79,62	78,30	75,50	74,69	72,92	54,75

Item description	2002	2003	2004	2005	2006	I quarter of 2007
Core activity type: heat energy						
Core activity revenue (income) volume , RUR	2418386000	3180396000	3497399000	3934570000	4 022 852 000	2 497 536 000
Core activity revenue (income) volume in total revenue (income) volume of the issuer, %	16,33	18,72	20,94	19,96	22,85	43,28

Seasonal nature of activity.

Core activity types of the issue (electric and hear energy production) bear seasonal nature. ***Seasonal nature of the core activity is caused by dependence of heat energy consumption on the outside air temperature.***

It is important to note that decrease of electric and heat load takes place in summer months. Peak of consumption falls f on cold period of year (I and IV quarters).

Net cost structure of the Issuer

Input item description	2006	I quarter of 2007
Raw materials and soft goods, %	2,3	1,4
Componentry and semi-finished goods acquired, %	0	0
Works and eservices of industrial nature accomplished by the third party firms, %	1,3	1,0
Fuel, %	44,9	55,6
Energy, %	5,2	5,6
Remuneration of labour, %	7,5	6,3
Loan interests, %	0	0
Rent, %	0,1	0,1
Social needs assignments, %	1,7	1,6
Fixed assets depreciation, %	10,0	6,8
Tax subject to include in production price, %	5.3	4,2
Other expenses (to explain), %	21,7	17,4
Intangible assets depreciation, %	0	0
rationalization proposal fee, %	0	0
obligatory insurance payment, %	0,6	0,2
representative costs , %	0	0
other, %	21,1	17,2
Total: outlays on products (works, services) manufacture and sale (net cost) , %	100,00	100,00
Reference: proceeds from products (works, services) sale, % to the net cost	109,15	

3.2.3. Materials, goods (raw materials) and suppliers of the Issuer

In 2006, electric power stations of JSC «Kuzbassenergo» got fuel to the total sum of RUR 7 650,96 million, including: coal- RUR 7 020,41 million. gas – RUR 417,89 million, mazut – RUR 268,83 million.

In 2006, fuel purchase was carried according to the negotiations spent in the quarter IV of 2005 and open tendering for coal supply.

In December, 2006 procedures of regulated fuel purchase to the sum of RUR 7 964,49 million, including coal RUR 7685,19 million, mazut – RUR 279,29 million had been spent.

In the upshot of the competitive tenders the contracts for the years 2007 had been made.

Over year 2006 electric power plants of JSC "Kuzbassenergo" had got 11860,05 ton thousand of coal to the total sum of RUR 7 020,41. Actual payment amounted to RUR 7181,18 million. Debt to suppliers and contractors was reduced by RUR 160,77 million for year 2006, and amounted to RUR 119,46 million.

In 2006, mazut delivery to JSC «Kuzbassenergo»was accomplished by the Achinsky oil-refining plant. In 2006, 47,10 ton of mazut to the total amount to RUR 299,381 million was supplied. Actual payment amounted to RUR 293,636 million. Average cost including VAT equaled RUR 293,636 million.

Average cost including VAT and transport cost was RUR 6356,74 per ton for the mentioned period.

73,53 million cubic meter of natural gas was delivered to JSC «Kuzbassenergo»by JSC "SIBUR Holding" for the fist half year 2006 to the sum of RUR 114,76 million. Actual payment amounted to RUR 114,76 million, average cost including VAT, transport cost and adjustment for calorie content amounted RUR 1615, 65 per thousand cubic meter.

Since July, 01, 2006 69,43 million cubic meter of natural gas had been delivered to JSC «Kuzbassenergo»by Ltd. "Kuzbassregiongas" to the sum of RUR 110,88 million. Actual payment amounted to RUR 1669,43 per cubic meter. At that a reference price of gas complies with the cost fixed by the FTS for the IX price zone, i.e. RUR 1247 per thousand cubic meter (except VAT).

Kuznetsky basin coal is the principal furl for electric power stations of JSC «Kuzbassenergo»(above 94,94% of the total quantity of fuel consumed). Actually all the coal is bought at the intermediate manufacturers located nearby electric power stations. Principal coal suppliers of JSC "Kuzbassenergo" are the follows coal companies: JSC "CC "Kuzbassrazrezugol" (takes about 46,5%) and JSC "SUEK" (takes about 35,1%) of coal volume of the total supply.

Average coal price for JSC «Kuzbassenergo»amounted to RUR 59,194 per ton including VAT in the year 2006; RUR 687,24 per ton including VAT for the first quarter of 2007.

Breakdown of fuel price change.

Fuel type	Supplier	I quarter of 2006		I кquarter of 2007	
		Purchase volume in natural expression, ton thousand	Price of product unit including VAT, RUR million	Purchase volume in natural expression, ton thousand	Price of product unit including VAT, RUR million
Coal	TH "Kuzbassrazrezugol"	1198,64	615,43	1506,42	687,5
	JSC "SUEK"	1241,20	621,39	1356,23	676,53
	JSC "CC "YuzhKuzbassugol".	352,84	519,6	30,00	516,44
	CC "South Kuzbass"	102,39	306,77	-	-
	CSJC "Chernigovets"	206,08	694,47	184,5	791,61
	Ltd. "UCC" (Moscow)	-	-	-	-
	Other suppliers	166,79	473,17	-	-
	TOTAL	**3267,94**	**595,40**	**3077,15**	**687,24**

For the first quarter of 2007 the average price per one ton of coal increased by RUR 91,84 or by 15,42 % amounted to RUR 687,24 in comparison with the first quarter of 2006..

3.2.4. Target markets for the issuer's products (work, services)

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. Two markets of energy sale in Russia exist: wholesale and retail market.

JSC "Kuzbassenergo" is a member of the wholesale electricity market, thus the principal volume of electricity is transmitted to the wholesale market members (large energy sale companies, about 90 counteragents including JSC "Kuzbassenergosbyt") . Heat sale is only accomplished in the retail heat market.

Principal markets where JSC «Kuzbassenergo» accomplishes its activity are Kemerovo region and Altay region. Kemerovo region is located in the south-east of the Western Siberia at the joint of the West-Siberian plain and the South Siberian mountains. It is located at almost equal distance from western and eastern borders of the Russian Federation. Altay region is located in the south-east of the Western Siberia too. In the west and south its territory borders on the East-Kazakhstan, Semipalatinsk and Pavlodar regions of the Kazakhstan; in the north and north-east on Novosibirsk and Kemerovo region of the Russian Federation; in the south-east on the Altay Republic.

Breakdown of electric and heat energy consumption by consumer types in the first quarter of 2007: industry – 15,7%, agriculture – 0,6%, transport and communications – 1,4%, construction – 1,0%, housing and communal economy 68,4%, population – 1,6%, the remained branches – 11,2%.

Breakdown of heat consumption by categories (Gcal)

Consumers group description	Heat consumption	
	IV quarter of 2006	I quarter of 2007
Industry	699 922	908 702
Agriculture	23 547	36 573
Transport and communications	37 299	83 470
Construction	25 626	39 745
Housing and communal economy	2 362 799	3 959 958
Population	3 722	95 172
The remained branches	272 762	647 419
TOTAL:	**3 425 965**	**5 792 319**

Heat energy market structure had been changed owing to accepting on the balance of the Company's Barnaul affiliated company of property belonging to the Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Barnaul heating plant, Biysk heat energy grids on January, 1,2007.

Consumer	Region	Location	Sales volume for quarter 1, 2007
Municipal enterprise "Heating grids of Kemerovo"	Kemerovo region	Kemerovo, Y. Dvuzhylny str., №2	586 740 647,46
Novokuznetsk city Administration	Kemerovo region	Novokuznetsk	441 347 251,40
Kemerovo open joint stock company "AZOT"	Kemerovo region	Kemerovo, Predzavodskoy village, №4,	245 823 233,33

Population	Altay region	Barnaul	60 883 436,82

In 2006, JSC "Kuzbassenergo" accomplished its activity concerning the sale and purchase of electric energy (capacity) in the WEM according to the rules accepted by the Resolution of the RF Government №643 dd. 24. 10. 2003 "On the wholesale electric energy (capacity) market rules in transition period".

New rules of the wholesale electric energy (capacity) market (NOREM) came into play since September, 1, 2006 under the Russian Federation Government Resolution № 529 dd. 31.08.2006.
The rules explain relations change between the customers and suppliers of electric energy (capacity). According to the new rules, the company sales and purchases electric energy (capacity) in the following markets:

- market of regulated bilateral contracts (RC) is only for electricity and installed capacity sale in volumes (3 623 MW monthly) at the rates fixed by the FTS of Russia is accomplished;
- a day ahead market (DAM) is for electricity sale and purchase by the results of competitive selection of price applications;
- ***balancing market (BM) is for electricity sale and purchase by the results of competitive selection of price applications for the system to be balancing (in current routine).***

Possible negative factors which may affect electric energy sale:

- ***Structure change of heat consumption by consumers groups against the scheduled out of curtailment of production volume of a range of large-scale industrial enterprises may lead to curtailment of energy output volume in money terms.***
- ***bankruptcy of enterprises may lead to inability to recover debt for energy consumed.***

Possible actions of the Issuer to reduce negative factors affect:

Key efforts of the issuer are directed to ensure continuous and reliable energy supply.

Creation of the unified centralized system of heat supply is a major task of JSC «Kuzbassenergo» to regulate heat supply procedure to every final consumer.

3.2.5. Information concerning the Issuer's licenses

Number: ***00-ЭЭ-004012 (Э)***
Date of issue: ***21.12.2004***
Duration: until ***21.12.2009***
License issuing authority: Federal Service of ecological, technical and atomic supervision
Activity to be accomplished: power grid operation (electric energy receipt, transmission and distribution; power grid maintenance and repair).

Number: ***39-ЭТ-001112 (К)***
Date of issue: ***07.12.2004***
Duration: until ***07.12.2009***
License issuing authority: Federal Service of ecological, technical and atomic supervision
Activity to be accomplished: heat grid operation (heat energy receipt, transmission and distribution; heat grid maintenance and repair).

Number: ***077***
Date of issue: ***14.10.1997***
Duration : until ***1.10.2008***
License issuing authority: Administration of the Federal Security Service of the RF in Kemerovo region.
Activity to be accomplished: Works with the State Secret information

Number: ***0107***
Date of issue: ***12.03.1998***
Duration: until ***1.10.2008***
License issuing authority: Administration of the Federal Security Service of the RF in Kemerovo region.

Activity to be accomplished: Works with the State Secret information

Number: *ГС-6-42-02-22-0-4200000333-000276-3*
Date of issue: *26.09.2002*
Duration: until *26.09.2007*
License issuing authority: the State Committee of the Russian Federation of construction and housing and communal complex.
Activity to be accomplished: Construction of buildings and construction of I and II responsibility levels in accordance with the State Standard.

Number: *CO-03-109-0920*
Date of issue: *05.11.2004*
Duration: until *05.11.2007*
License issuing authority: Federal Service of ecological, technical and atomic supervision, Federal Supervision Department of Russia of nuclear and radiation safety (GOSATOMNADZOR of Russia).
Activity to be accomplished: use of goods containing radioactive substances.

Number: *39-ЭХ-001025*
Date of issue: *24.09.2004*
Duration: until *24.09.2009*
License issuing authority: Federal Service of technical supervision
Activity to be accomplished: Use of chemically dangerous industrial objects (dangerous industrial objects ***on which base the toxic substances are used, worked out, kept, transported, deleted, – substances which may lead living organisms to the death and have characteristics stipulated by the point 1 of the Appendix 1 of the Federal Law dd. 21.07.1997 №116-FZ"On industrial security of dangerous industrial objects.").***

Number: *39-ЭВ-001026*
Date of issue: *24.10.2003*
Duration: until *24.09.2009*
License issuing authority: Federal Service of technical supervision
Activity to be accomplished: Use of explosive industrial objects.

Number : *2/04590*
Date of issue: *24.09.2004*
Duration: until *24.10.2008*
License issuing authority: Ministry of the Russian Federation of Civil Defense, emergency situations and liquidation of natural disasters consequences , General Department of the state fire prevention service.
Activity to be accomplished: Works in mounting, repair and maintenance of devices to ensure buildings and constructions fire safety.

3.2.6. Joint activity of the Issuer

The issuer does not carry out joint activity with the other companies

3.2.7. Supplementary claims to the issuers being the stock investment funds, insurance or credit institutions, hypothecary agents

JSC "Kuzbassenergo" is not a t stock investment fund, insurance or credit institution, hypothecary agent.

3.2.8. Supplementary claims to the issuers whose principal activity is a mining operations

JSC "Kuzbassenergo" does not spend mining operations.

3.2.9. Supplementary claims to the issuers whose major activity is rendering of telecommunication services

JSC "Kuzbassenergo" does not render of telecommunication services.

3.3. Future plans of the issuer

Future activity of JSC «Kuzbassenergo»is determined by the major production tasks of the Company today, namely:
- reliable and continuous supply of electric and heat energy to the consumers of Kemerovo region and Altay region, especially in winter peak of load;
- implementation of the approved schedule of primary heat and mechanical equipment repair in 2007 year in all the affiliated companies of energy company;
- fulfillment of JSC RAO "UES of Russia" task concerning fuel stock creation in the storehouses by the date of 01.02.2008;
- fulfillment of investment program for 2007-2011 years;
- fulfillment of financial program on stock emission, i.e. exit to IPO;
- fulfillment of actions in accordance with the Program of ecologic policy lay out in JSC «Kuzbassenergo»for 2006-2008 years aimed to perform target figures of the Ecologic policy of JSC RAO "UES of Russia", i.e.:

- *to update a combustor with 2 stage fuel burning organizing in the boiler st. №9 of the TU HPP;*
- *to mount a scheme of high pressure water feeding on the Ventury pipe's nozzles at one body of the BHPP;*
- *to modernize electric filters of a boiler unit TP_87 of st. 12 of the Kem HPP including equipment reconstruction and replacement under the Alstom Power firm's technologies;*
- *reconstruction of a boiler furnace of st. №10 of the Kem TPP together with a system of three level fuel burning implementation;*
- *reconstruction of dust extraction plant on the boiler of st. №13 of the NK TPP;*
- *reconstruction of Ventury pipes, scrubbers and swirl grate in the Ventury pipe and irrigated insert of the entrance blade at the scrubber inlet of boilers of st. №15&16 of the Kuznetskaya TPP installation.*

Investment program provides for capacities construction at the Tom-Usinskaya HPP (two new power units of 660 MW each). Waited charges for the new power unit construction, replacement of a turbine at the Kemerovskaya HPP and Kuznetskaya TPP etc. will be amounted to RUR 26,6 milliard. Works concerning prepare for new turboset at the Novo-Kemerovskaya TPP mounting had been started. Its launch is scheduled in the end of 2008 year.

Total amount of energy company's investment program for the next five years will be amounted to RUR 44 milliard. Depreciation assignments, activity profit, credits and assets obtained from the IPO (additional stock emission) shall be deemed as financial sources.

In part of financial improvement the company has the following tasks for 2007 year:
-to ensure the balanced policy of the Company's assets and liabilities management asking the strategical goal of the company;
- to decide problems of the company's debt position normalization;
- to regulate a spread between account payable and receivable;
- to achieve financial stability of th company through the effective cash flow management, also to improve the company's solvency and financial stability.

Termination of the target structure forming of the Territory generating company №12 is a key goal of the company for 2007 year in part of reforming.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The Issuer does not participate in the industrial, bank and financial groups, holdings, trusts and associations.
JSC "Kuzbassenergo" is a daughter enterprise of the RAO "UES of Russia" Holding (art. 2.3. of the Company's Articles).
The Issuer is a member of the Russian branch union of Electroenergetics employers (The RaEl Union).

3.5. Subsidiaries and affiliated companies of the issuer

Full trade name: Open joint stock company "Prokopievskenergo"
Brief trade name : JSC "Prokopievskenergo".
Location: ***653000, Russia, Kemerovo region, Prokopievsk, Energeticheskaya str., № 14,***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 60%
Share of the affiliated company's ordinary shares in ownership of the issuer: 60%
Share of the affiliated company in the issuer's authorized capital: no share
Core activity: ***Electricity and heat supply to consumers by way of its purchase, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and other activity concerning transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.***

Officials:
Riabov Vladimir Vladimirovich, year of birth 1969
Functions of this person: ***Sole executive body, Chairman of the Board.***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors :
1. Erofeev Alexander Kuprianovich, deputy general director for production support of JSC "Kuzbassenergo"; year of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Shatsky Pavel Olegovich – deputy general director for energetics, amalgamation and merger of JSC "Siberian Coal and Energetics Company", year of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Nickolaev Dmitry Nickolaevich; year of birth 1963
Functions of this person: Deputy Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Nesvitailov Vasily Fedorovich, Adviser of the Chairman of the Board of JSC RAO "UES of Russia"; year of birth 1957

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Seliverstova Tatiana Alexandrovna, Head expert of the Department of information, analytics and activity of RAO "UES of Russia" representatives in the management bodies of the SDC Business-Unit №2 of JSC "RAO UES of Russia", year of birth 1972.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Corporate executive Body (Management Board)
1. Riabova Nadezhda Semenovna, Deputy general director for personnel management and general tasks, year of birth 1956
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
2. Bel Svetlana Alexandrovna, chief accountant, date of birth 1953.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Sheiko Evgeny Alexandrovich, deputy general director for finances and economics; year of birth 1973
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Kazakova Ekaterina Nickolaevna, chief of legal department, year of birth 1979
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
5. Borisov Vladimir Petrovich, deputy general director for technical supervision and development; year of birth 1970
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
6. Baulin Vladimir Nickolaevich, deputy general director for electricity transporting, year of birth 1969
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Full trade name: ***Joint Stock Company "Kuzbass energy repairing company"***
Brief trade name: JSC "Kuzbass energyreparing company"
Location: ***650099, Russia, Kemerovo, Kuznetsky prospect, №30***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 100%
Share of the affiliated company's ordinary shares in ownership of the issuer: 100%
Share of the affiliated company in the issuer's authorized capital: no share
Core activity: ***building and assembly works, reconstruction, technical reequipment, repair of industrial and civil purpose objects in its full range as principal contractor and subcontractor; supervision the quality of construction and output of goods of building purpose including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including being under supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of gas equipment objects, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric and heat equipment , consumer's energy installations.***

Officials:
Lermontov Yury Borisovich, year of birth 1967
Functions of this person: ***Sole executive body***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors :

1. Erofeev Alexander Kuprianovich, deputy general director for production support of JSC "Kuzbassenergo"; year of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. ***Skorokhodov Dmitry Viktorovich, deputy general director of JSC «Kuzbassenergo» for corporate governing; 1977 year of birth.***
Function of this person: ***Deputy Chairman of the Board of Directors***

Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Sorokin Igor Yurievich, head specialist of the Power assets administration of JSC "Siberian Coal and Energetics Company", date of birth 1974
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Bazhenova Ekaterina Alexandrovna, head expert of the Department of economic planning and financial supervision of the Business-unit №2 of JSC RAO "UES of Russia", year of birth 1978
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Parkhomuk Olga Viktorovna, adviser of "Institute professional directors" Fund, year of birth 1968
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Election of the corporate executive body (Management Board) of JSC "Kuzbassenergoremont" is not provided by the Articles of Association.

Full trade name: ***Open Joint* Stock *Company Engineering- analytical centre "Kuzbasstekhenergo"*,**
Brief trade name: *JSC "Engineering and analytical centre "Kuzbasstekhenergo"*.
Location: ***650099, Russia, Kemerovo, Stantsionnaya str., № 17***

Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 100%
Share of the affiliated company's ordinary shares in ownership of the issuer: 100%
Share of the affiliated company in the issuer's authorized capital: no share

Core activity: 40.10.41 - ***heat power stations working capacity maintenance;***
33.20.9 – ***repair and maintenance of instruments, devices for control and measuring, etc.***
74.30.5 - ***testing and analysis of mechanical and electric parameters of finished product.***
Officials :

Yashinin Vladimir Borisovich, year of birth 1963
Functions of this person: ***Sole executive Body***

Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors:

1. Kinzburg Boris Avramovich, Adviser of General Director of JSC «Kuzbassenergo»for production, year of birth 1936
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Frolov Vitaly Evgenyevich, Director for corporate governance of JSC "Kuzbassenergo" – regional power grid company", year of birth 1976
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Bochka Irina Sergeevna, Head of department of corporate governance methodology of Business-Unit №2 of JSC RAO "UES of Russia", year of birth 1980
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Kostiuk Mikhail Dmitrievich, Adviser of "Institute of Professional Directors" Fund, year of birth 1952
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Goncharov Igor Mikhailovich, Head specialist of the Power assets administration of JSC "Siberian Coal and Energetics Company", year of birth 1968
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Election of the corporate executive body of JSC Engineering and analytical centre "Kuzbasstekhenergo" is not provided by the Articles of the Company.

Full trade name: ***Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo"***
Brief trade name: ***CJSC "ATP "Kuzbassenergo"***
Location: ***650006, Russia, Kemerovo, Stantsionnaya str., №4***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 100%
Share of the affiliated company's ordinary shares in ownership of the issuer: 100%
Share of the affiliated company in the issuer's authorized capital: no share

Core activity: ***transport and shipping servicing of legal entities and natural persons; maintenance and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on goods manufacturing .***

Officials:
Trushkov Viacheslav Leonidovich, year of birth1969
Functions of this person: Sole executive Body, Chairman of the Management Board
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors :
1. Erofeev Alexander Kuprianovich, deputy general director for production support of JSC "Kuzbassenergo"; 1959 year of birth

Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

*2. **Ivanov Boris Ivanovich, deputy general director of the TGC-2, year of birth1960***
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Goncharov Igor Mikhailovich, Key specialist of the Power assets administration of JSC "Siberian Coal and Energetics Company", 1968 year of birth.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Kovalenko Andrey Igorevich, head expert of the Corporate governance department of the Business unit №2 of JSC RAO "UES of Russia", year of birth 1980
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Khalmeev Takhir Kaiumovich, Adviser of the "Institute of Professional Directors" Fund, 1950 year of birth
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Corporate Executive Body (Management Board):
1. Zheludko Anatoly Maximovich, First deputy general director for common tasks; year of birth 1950
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Kudriashova Tatiana Anatolievna, head of Fnancial and economic department, year of birth1952.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
3. Maltseva Irina Nickolaevna, chief accountant, year of birth 1960
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4.Churekov Mikhail Valerievich, year of birth 1974
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Full trade name: *Closed Joint Stock Company Medico sanitary Center "Health Center "Energetic"*
Brief trade name: ***CJSC "MSC "Health Center "Energetic***
Location: ***Russia, Kemerovo, Kuzbasskaya str., № 37***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 100%
Share of the affiliated company's ordinary shares in ownership of the issuer: 100%
Share of the affiliated company in the issuer's authorized capital: no share
Core activity:
85.11. – patient care institution activity;

52.31. – retail trade in pharmaceutical preparation;
52.32. – retail trade in medical and orthopedic devices;
24.42.1. – medicine production;
51.46. – wholesale trade in pharmaceutical and medical devices, medicine technique and orthopedic devices;
80.42. – training for adults and other types of educational services, not included in the other groups;
85.13. – dental services.

Officials:
Agafonova Tamara Nickolaevna, year of birth 1954

Functions of this person: Sole executive Body, Chairman of the Management Board
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, deputy general director for production support of JSC "Kuzbassenergo"; 1959 year of birth
Functions of this person: *Chairman of the Board of Directors*
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Eliseeva Irina Eduardovna, advocate of the Moscow Bar, year of birth 1978.
Functions of this person: *Member of the Board of Directors*
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
3. Golofast Dmitry Yakovlevich, head of the Department, head of apparatus of JSC «Kuzbassenergo», year of birth 1965
Functions of this person: *Deputy Chairman of the Board of Directors*
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Vasilieva Yulia Vladimirovna, leading expert of the Department of projects realization of the Business – unit №2 of JSC RAO "UES of Russia", year of birth 1979
Functions of this person: *Member of the Board of Directors*
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
5. Ugriumov Artem Anatolievich, adviser of the "Institute of Professional Directors" Fund, year of birth 1976
Functions of this person: *Member of the Board of Directors*
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Corporate Executive Body (Management Board):
1. Churekova Natalia Georgievna, deputy head doctor for medicine; year of birth 1950.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership. no share
2. Kozlova Olga Agurianovna, deputy head doctor of economics; year of birth 1963.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3.Elin Boris Petrovich, chief engineer; year of birth 1953
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Gorokhova Tatiana Lvovna, chief accountant ; year of birth 1954.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Full trade name: ***Joint Stock Company "Kuzbassenergoservice"***
Brief trade name: ***JSC "Kuzbassenergoservice"***
Location: 650000, Russia, Kemerovo, ***Karbolitovskaya str ., №10***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 100%
Share of the affiliated company's ordinary shares in ownership of the issuer: 100%
Share of the affiliated company in the issuer's authorized capital: no share
Core activity:
31.62.9 - mounting, repair and technical maintenance of electric equipment not included in the other groups;
74.20 - architecture activity; technical designing; exploration and geophysical works; land measuring and mapmaking works; standardization and metrology; hydrometeorology and closed branches; activity concerned technical tasks resolving not included in the other groups;
45.25. – production of the other construction works;
52.11. – Retail trade in especial foodstuffs (including drinks and tobacco goods) in the unspecialized shops;
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods , synthetic detergents, wall papers and floor coating;
28.11. –production of construction metalware;
63.40. – transportation of goods;
65.23.1. –capital investments in securities;
74.13.1. – researching in market opportunities;
51.50. – other wholesale trade.

Officials:
Kovalenko Anatoly Antonovich, date of birth 1970
Function of this person: ***Sole Executive Body (acting as general director), Chairman of the Management Board***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, deputy general director for production support of JSC "Kuzbassenergo"; 1959 year of birth
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Ivanov Boris Ivanovich, deputy general director of the TGC-2, year of birth 1960
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership. no share
3. Bochka Irina Sergeevna, Head of department of corporate governance methodology of Business-Unit №2 of JSC RAO "UES of Russia", year of birth 1980
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Ugriumov Artem Anatolievich, adviser of the "Institute of Professional Directors" Fund, year of birth 1976
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. ***Sorokin Igor Yurievich, head specialist of the Power assets administration of JSC "Siberian Coal and Energetics Company", year of birth 1974.***
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership· no share

Individual composition of the Corporate Executive Body (Management Board):

1. Kosmacheva Svetlana Fedorovna, head of the Financial department; year of birth 1974.
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Sobolev Evgeny Robertovich, assistant of general director for legal questions; year of birth 1968,
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Full trade name: ***Open Joint Stock company "West-Siberian TPP"***
Brief trade name: ***JSC "West-Siberian TETs".***
Location: ***№23, Severnoye shossey str., Novokuznetsk, Kemerovo region, Russian Federation***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 50%+1
Share of the affiliated company's ordinary shares in ownership of the issuer: 50%+1
Share of the affiliated company in the issuer's authorized capital: no share
Core activity: ***40.10.41 –providing with heat power stations working capacity;***
40.10.1 –electricity production;
40.10.11 – electricity production by heat power stations;
40.10.3 –electricity distribution;
40.30.11 – steam and hot water (heat) production by heat power stations;
40.30.2 –steam and hot water transmission (heat energy);
51.56.4 – wholesale trade in electricity and heat (except its transmission and distribution).

Officials:
Mikhailov Sergey Nickolaevich, year of birth 1959.
Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors:
1. Gnezdilov Mikhail Vladimirovich , Head expert of the Department of projects layout of Business-Unit №2 of JSC "RAO UES of Russia", year of birth 1982.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

2. Goncharov Igor Mikhailovich – chief specialist of the Power assets administration of JSC "Siberian Coal and energetics company", year of birth 1968
Functions of this person: ***Deputy Chairman of the Board of Directors***

Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Gromova Tatiana Alexandrovna, Analyst of the Center of projects realization for reforming of the Center of Reform Administrating of JSC "RAO UES of Russia", year of birth 1957 Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Zhigarev Vladimir Alexandrovich, Adviser of the "Institute of Professional Directors" Fund; year of birth 1962.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Zakhariuta Marina Sergeevna, Chief specialist of the Power assets administration of JSC "Siberian Coal and Energetics company"; year of birth 1973
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

6. Kiysky Artur Valterovich, Chief specialist of the Department of business-planning of the Corporate Center of JSC "RAO UES of Russia", year of birth 1978.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

7. Kozhura Ruslan Viacheslavovich, Lawyer of the Moscow Bar, year of birth 1963
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

8. Kolykhanov-Lapovsky Grigory Borisovich, Head of the Department of logistics and purchases of Business-Unit №2 of JSC RAO "UES of Russia"; year of birth 1958.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

9. Kostriukov Vladimir Evgenyevich, Chief expert – Assistant of the Managing Director for PR of the Business-Unit №2 of JSC RAO "UES of Russia", year of birth 1972.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

10. Tepikin Valery Kimovich, Chief specialist of the Center of strategical planning of JSC "Siberian Coal and Energetic company", year of birth 1954.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

11. Shatsky Pavel Olegovich, Deputy director for energetics, amalgamation and merger of JSC "Siberian Coal and Energetics Company"; year of birth 1972.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share

Share of the Issuer's ordinary shares in ownership: no share

Corporate executive body (Management Board) was not formed, as it was not provided by the Articles of JSC "West -Siberian TPP".

Full trade name: Open Joint Stock Company "South-Kuzbass HPP"
Brief trade name: ***JSC "South-Kuzbass GRES".***
Location: ***Russian Federation, Kemerovo region, Kaltan village, Komsomolskaya str., №20***
Reason to recognize a company as affiliated or dependent: prevailing sharing in the authorized capital
Issuer's share in the authorized capital of the affiliated company: 50%+1
Share of the affiliated company's ordinary shares in ownership of the issuer: 50%+1
Share of the affiliated company in the issuer's authorized capital: no share

Core activity: ***40.10.41 –activity on heat power stations working capacity backing;***
40.10.1 – electricity production;
40.10.11 – electricity production by heat power stations;
40.10.3 – electricity distribution;
40.30.11 – steam and hot water (heat energy) production by heat power plants;
40.30.2 – steam and hot water (heat energy) transmission;
51.56.4 – wholesale trade of electricity and heat (except their transmission and distribution).

Officials:
Mikhailov Sergey Nickolaevich, year of birth 1959.
Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Individual composition of the Board of Directors:
1.Bogatin Evgeny Vladimirovich, Chief expert - Assistant of the managing director for GR of the Business-Unit №2 of the RAO "UES of Russia", year of birth 1976.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share
2. Goncharov Igor Mikhailovich – chief specialist of the Power assets administration of JSC "Siberian Coal and energetics company", year of birth 1968.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

3. Zavalko Maxim Valentinovich, First deputy head of the Department of Corporate Governance and interactions with shareholders of the Corporate Center of JSC RAO "UES of Russia", year of birth 1977.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

4. Zakhariuta Marina Sergeevna, Chief specialist of the Power assets administration of JSC "Siberian coal and Energetics company, year of birth 1973.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

5. Kozhura Ruslan Viacheslavovich, Lawyer of the Moscow city Bar; year of birth 1963
Functions of this person: ***Deputy Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share

Share of the Issuer's ordinary shares in ownership: no share

6. Lisiansky Mikhail Eduardovich, deputy Managing director of the Business-Unit №2 of JSC RAO "UES of Russia", year of birth 1968.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

7. Nekipelov Yury Borisovich, Adviser of the "Institute of Professional directors" Fund, year of birth 1972
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

8. Pletnev Alexey Alexandrovich, Chief expert of the Corporate Governance Department of the Business-Unit №2 of the RAO "UES of Russia", year of birth 1981.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

9. Tepikin Valery Kimovich, Chief specialist of the Center of strategical planning of JSC "Siberian Coal and Energetic company", year of birth 1954.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

10. Shumilov Alexander Alexandrovich, Head of the Power assets administration of JSC "Siberian Coal and Energetics Company", year of birth 1967.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

11. Ekzarko Elena Villenovna, Chief expert of the Market department for reforming management of JSC "RAO UES of Russia", year of birth 1962.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: no share
Share of the Issuer's ordinary shares in ownership: no share

Corporate executive body (Management Board) was not formed as it was not stipulated by the Articles of the "South-Kuzbass HPP".

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

Information concerning the initial (replacement) cost of the fixed assets and sum of the depreciation accrued.

Name of the fixed assets group	Initial (replacement) cost, RUR thousand	Sum of depreciation accrued, RUR thousand

Reporting date: 01.01.2007		
Buildings, constructions and transfer mechanisms	20 878 997	11 536 884
Machines, equipment, transport	24 348 956	18 805 386
Other	54 707	26 286
Land	440 101	0
Total:	45 722 761	30 368 556
Reporting date: 01.04.2007		
Buildings, constructions and transfer mechanisms	23 270 143	11 876 515
Machines, equipment, transport	24 535 730	18 761 280
Other	90 450	40 736
Land	440 101	0
Total:	48 336 424	30 678 531

Results of the fixed assets revaluation

№ №	Name of the fixed assets group	Overall value before the evaluation, RUR thousand	Depreciated cost (minus depreciation) before the revaluation RUR thousand	Date of revaluation	Overall value after revaluation, RUR thousand	Depreciation value (minus depreciation) before the revaluation RUR thousand
	2002			**01.01.2002**		
1.	Total:	34 359 623	14 518 224		50 685 449	19 283 383
1.1.	Buildings	4 750 914	3 225 360		7 141 895	4 450 981
1.2.	Constructions	12 378 064	5 246055		17 990 831	7 000 154
1.3.	Machine and equipment	16 994 023	5 921 276		25 221 634	7 668520
1.4.	Transport	182 374	92 730		238 369	111 989
1.5.	Other	54 248	32 803		92 720	51 739
	2003			**01.01.2003**		
2.	Total:	52 050 332	19 496 276		64 136 379	23 388 494
2.1.	Buildings	7 218 115	4 268 185		8 868 592	4 894 095
2.2.	Constructions	18 191 842	6 860 341		24 597 577	8 917 319
2..3.	Machine and equipment	25 748 318	7 637 601		29 785 307	8 842 368
2.4.	Transport	265 434	153 653		261 368	145 424
2.5.	Other	95 442	45 315		92 354	58 107
2.6.	Lands	531 181	531 181		531 181	531 181
	2004			**01.01.2004**		
3.	Total:	65 824 831	23 848 153		69 863 846	24 799 990
3. 1.	Buildings	8 875 289	5 313 832		8 887 164	5 580 135
3.2.	Constructions	25 030 524	8 507 177		26 092 637	8 624 415
3.3.	Machine and equipment	30 971 768	9 275 897		33 927 102	9 841 212
3.4.	Transport	286 954	136 161		295 993	138 760
3.5.	Other	89 230	44 020		89 884	44402
3.6.	Lands	571 066	571 066		571 066	571 066

	2005			**01.01.2005**		
4.	Total:	70 667 657	24 174 166		76 874 461	26 850 869
4.1.	Buildings	8 956 014	5 367 920		11 463 670	6 818 797
4.2.	Constructions	26 410 663	8 531 395		30 064 100	9 730 580
4.3.	Machine and equipment	34 451 050	9 582 682		34 496 220	9 608 957
4.4.	Transport	200 576	80 311		200 576	80 311
4.5.	Other	82 936	45 440		83 477	45 806
4.6.	Lands	566 418	566 418		566 418	566 418
	2006			**01.01.2006**		
5.	Total:	78 929 129	27 085 100		83 023 982	27 491 892
5.1.	Buildings	11 731 495	6 875 912		11 580 495	6 856 440
5.2.	Constructions	30 747 839	9 710 913		31 300 024	10 015 475
5.3.	Machine and equipment	35 587 760	9 810 601		39 279 808	9 917 006
5.4.	Transport	207 976	77 784		207 976	77 784
5.5.	Other	87 491	43 322		89 111	58 619
5.6.	Lands	566 568	566 568		566 568	566 568
	2007			**01.01.2007**		
6.	Total:	45 647 027	15 342 286		45 722 761	15 354 205
6.1.	Buildings	8 244 827	4 587 100		8 244 827	4 587 100
6.2.	Constructions	12 634 170	4 755 013		12 634 170	4 755 013
6.3.	Machine and equipment	24 142 775	5 481 167		24 142 775	5 481 167
6.4.	Transport	130 447	50 484		206 181	62 403
6.5.	Other	54 707	28 421		54 707	28 421
6.6.	Lands	440 101	440 101		440 101	440 101

Replacement of turbine of st. 33 at the Kuznetskaya TPP was started. Estimated price is bout RUR 146 million. Works on turbine replacement are to be accomplished for 2 years (2007-2008). The turbine break in with the fixed assets will be performed in 2008 year.

Project's goal: ***Mounting of earlier demounted turbine of st. №3 of a type P-12-3,4 (installed capacity equals 12 MW) worked out its endurance .***

Turbine was demounted in 2005 year.

Break in is scheduled on December of 2008 year.

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Breakdown of highlights reflecting profitability and unprofitableness of the Issuer for the period 2002 - 2006.

Highlight description	2002	2003	2004	2005	2006
Proceeds, RUR	14 809 687 000	16 993 144 000	16 704 631 000	19 710 417 000	17 604 706 000
Gross profit, RUR	1 906 499 000	1 667 383 000	1 879 628 000	2 157 122 000	1 475 295 000

- *retirement of construction in progress objects to the sum of RUR 43 042 thousand;*

-loss from interest payment for borrowings use to the sum of RUR 105 964 thousand.

In accordance with the Order of the Company № 78 dd. 06.02.2007, an allowance for doubtful accounts for 2007 year was not been created. The sum of the early created but not used allowance as for 31.12.2006 equaled RUR 253 432 thousand was jointed to the income of the reporting year.

Furthermore, investment depreciation provision amounted to RUR 2 298 thousand was reflected in the structure of operating expenses.

Analyzing an article "Other profit and loss" for 2006 year it is important to note that the loss amounted to RUR 405 732 thousand was got , which is RUR 1 222 365 thousand (in 4 times) lower versus the same period of the previous year. The loss was formed owing to:

-other expenses amounted to RUR 321 251 thousand, which:

- *payment for contaminant emission in excess of planned rate amounted to RUR 54 284 thousand;*
- *paper work for land tenure, state registration amounted to RUR 47965 thousand;*
- *hockey team "Energy" support amounted to RUR 34 630 thousand;*

-free income retirement of assets amounted to RUR 191 185 thousand;

-welfare, sponsorship and charitable contribution amounted to RUR 187 450 thousand;

-assignments to the energy-saving fund to the sum of RUR 112 814 thousand.

Sum of the loss under this article was decreased because of allowance for doubtful accounts joining to the profit of the reporting year to the sum of RUR 253 432 thousand.

For 2006 year profit before tax according to the bookkeeping data amounted to RUR 955 950 thousand (loss got in 2005 year amounted to RUR 22 352 thousand).

At the outcome of financial and economic activity , JSC "Kuzbassenergo" had got total net profit amounted to RUR 309 463 thousand for 2006 year.

Breakdown of highlights reflecting profitability and unprofitableness of the Issuer for the first quarter of 2007

Item description	Method of calculation	I quarter, 2006	I quarter, 2007
Proceeds, RUR	F №2 L. 10	6 581 437 000	5 770 201 000
Gross profit, RUR	F. №2 L. 010 - F. №2 L. 020	1 480 116 000	1 056 980 000
Net profit (undistributed profit (uncovered loss), RUR	F. №2 L. 190	915 520 000	1 731 039 000
Profitability of the own capital, %	F. №2 L. 190 / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450) x 100	3,18	8,77
Profitability of the assets, %	F. №2 L. 190 / F. №1 L.300x 100	2,70	6,79
Margin of net profit, %	F. №2 L. 190 / F. №2 L.010x 100	13,91	30,00
Profitability of production (sales), %	F. №2 L. 050 / F. №2 L. 010 x 100	22,46	18,25
Ratio of capital turnover	F. №2 L. 010 / (F. №1 L.300 - F.№1 L.690)x 100	0,22	0,27
Sum of the uncovered loss as for a reporting date, RUR	F. №1 L. 465 + F. №1 L. 475	0	0
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 L. 475 / F. №1 L. 300	0,00	0,00

For the first quarter of 2007 proceeds from commodity output sales amounted to RUR 5 770 201 thousand which is RUR 811 236 thousand (12,3%) lower than for the first quarter of 2006 year. Major cause is a segregation of the generating companies "South-Kuzbass HPP" and "West-Siberian TPP" took place on July, 01.2006.

Total RUR 4 713 221 thousand were spent on commodity output manufacture, works and services render. By the results of financial and economic activity for the first quarter of 2007 the company had got the gross profit amounted to RUR 1 056 980 thousand versus RUR 1 480 116 thousand proper the same period of the last year.

Net profit got by the Company at the outcome of the reporting quarter amounted to RUR 1 731 039 thousand which is RUR 815 519 thousand higher versus the first quarter of 2006 year.

Analysis of profitability of the reporting period shows profitability growth in 2,5 times as the own capital profitability growth in 2,7 times versus the first quarter of 2006 year. Profitability of products (sales) decreased by 18,7%.

4.1.2 Factors of change in the amount of revenue from the sale of goods, products, work, services by the issuer and the issuer's operating profit (loss)

Factors of change in the amount of revenue are not presented due to its insignificant change during the reporting quarter, according to the opinion of the management bodies of the issuer.

4.2. Issuer's liquidity, adequacy of the capital and current assets

Highlights characterizing the Issuer's liquidity for the period 2002-2006

em description	2002	2003	2004	2005	2006
Own current assets, RUR	-19 97 430 000	- 2 409 187 00 0	- 3 728 291 00 0	- 2 217 601 000	- 1 410 623 000
Index of the fixed asset	1,10	1,10	1,15	1,08	1,08
Current liquidity ratio	1.14	0,98	0,98	0,92	1,15
Quick liquidity ratio	0,66	0.61	0,584	0,493	0,612
Equity ratio	0,77	0,76	0,75	0,81	0,82

Highlights characterizing the Issuer's liquidity for the first quarter of 2007

tem description	Method of calculation	I quarter, 2006	quarter, 2007
Own current assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	-980 761 000	- 1 079 531 000
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,03	1,03
Current liquidity ratio	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	1,24	1,32

Quick liquidity ratio	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,89	0,96
Equity ratio	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,85	0,77

At the outcome of 1st quarter of 2007 the following change in liquidity ratio took place:
-Current liquidity ratio characterizes the company's solvency under the current assets full mobilization (sale of all resources, settlement with debtors having a debt with a period for pay off less a year).
- As of 31.03.2007, the current liquidity ratio of JSC «Kuzbassenergo» equaled 1,32, i.e. having mobilized all the current assets the company might pay off 100% of its short-term liabilities and 32% of long-term liabilities;
-quick liquidity ratio characterizes the company's solvency under the timely settling with the debtors. Analysis of the quick liquidity ratio shows that as of 31.03.07 JSC «Kuzbassenergo»may pay off 96% of its short-term liabilities once, subject to 100% liquidity of short-term accounts receivable (with a period for pay off less a year). It is the highest level of quick liquidity for the last fiscal periods;
- equity ratio defines a property share formed due to own sources (authorized , capital surplus, retained earnings etc.). If this figure is more than 50%, creditor's risks are to be reduced to the minimum. I.e., having sold a half of property formed due to the equity, the company may pay off all its debt liabilities even if the second half containing the borrowings will be depreciated.
-By the date of 31.03.2007 figure's rate was 77%.
The company's resources are formed owing to the borrowings entirely. As of 31.03.2007 deficiency of own resource to from equity amounted to RUR 1 079 531 thousand, and as of 31.03.2006 it amounted to RUR 980 761 thousand.

4.3. Value and Structure of the Issuer's Equity and Current assets
4.3.1. Value and structure of the issuer's equity and current assets

Item description	**2002**	**2003**	**2004**	**2005**	**2006**	**I quarter, 2007**
a) Authorized capital, RUR	606 163 800	606 163 800	606 163 800	606 163 800	606 163 800	606 163 800
b) Total value of shares bought out by the Issuer to resell	Не выкупало	Не выкупало	ыкупало	Не выкупало	Не выкупало	Іе выкупало
c) capital reserves, RUR	16 818 000	16 818 000	16 858 000	16 858 000	30 308 000	30 308 000
d) capital surplus, RUR	19781299000	23605222000	22236879000	24 844246000	15 412 573 000	15 418 797 000
e) retained net earnings, RUR	)06 288 000	;62 711 000	655 553 000	1 470 401 000	503 460 000	240 178 000
f) Total Equity of the Issuer, RUR	20778963000	24791705000	24124874000	26937669000	552 505 000	295 447 000

Value and structure of current assets (RUR, thousand)

CURRENT ASSETS	**Code of a line**	**s of 01.01.2007**	**As of 31.03.2007**
Resources	210	950 869	1 230 787

Including: Raw materials, soft goods and other similar values	211	939 068	1 207 901
Stock on farming and fattening	212	-	0
Charges for construction in progress	213	-	0
Integrated products and goods for resale	214	1 885	1 805
Shipped goods	215	159	159
Future expenses	216	9 757	20 922
Other charges and resources	217	-	0
Acquired values VAT	220	209 869	178 376
Accounts receivable (to be paid in more than 12 months after the reporting date)	230	111 428	114 680
Including: buyers and customers	231	21 531	28 025
Accounts receivable (to be paid in more than 12 months after reporting date)	240	1 085 916	2 461 837
Including: buyers and customers	241	340 750	1 275 481
Short-term investments	250	50 112	40 111
Cash resources	260	178 033	1 152 928
Other current assets	270	554	86
Total:	290	2 586 781	5 178 805

Current assets funding sources

In the reporting g period the current assets funding sources are the company's equity and short-term banking credits.

Policy of the Issuer concerning the current assets financing

Policy of the issuer concerning the working capital shall to ensure acceptable volume and structure of the company's current assets, its funding sources to increase the assets liquidity and profitability. Work with buyers and customers, also control of payable accounts is carried out, activity to recover the overdue accounts payable are carried out with a view to reduce accounts receivable. The list of non-payers of heat is regularly disclosed on the web-page of JSC "Kuzbassenergo": http://www.kuzbassenergo.ru/prod/finance/default/.

Factors which may entail change in the policy of the current assets funding sources, estimated probability of its appearance.

The following factors may affect the change in the Issuer's policy of the current assets financing:

- breach of contractual, payment and account discipline by the consumers that will lead to the company's gain decrease and debt growth to the creditors. In this case the issuer has to pay off account payable due to th borrowings attraction having replaced account payable to suppliers and contractors by loan debt to the credit institutions. Probability of appearance of this factor is evaluated as "medium".

-Increase of production cost. Probability of appearance of this factor is evaluated as "low".

4.3.2. Investments of the Issuer

Investments in securities (ordinary shares) by the results of 2006 year

Full and brief trade name of the company, location	Date and number of the state registration of shares issue	Quantity of securities in the issuer sharing	Total par value of securities sharing in the issuer sharing, RUR thousand	Total balance cost of securities in the issuer sharing ownership, RUR thousand	Amount of declared dividend and period to be paid* RUR	Note
Joint stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya str., 14	1-01-10934-F 31.07.2000 RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,00	1 000	Investment in the company is efficient. By the results of activity of 2006 year, net profit amounted to RUR 38 061,0 thousand
Joint stock company "Engineering and analytical centre" "Kuzbasstechenergo", JSC "Engineering and analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya str., 17	1-01-11775-F 14.05.2004 RO FKCB RF in Siberian Federal district	17 852	17 852,0	17 312,52	1 000	Investment in the company is efficient. By the results of activity of 2006 year, net profit amounted to RUR 2 801,0 thousand
Joint stock company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company", 650099, Russia, Kemerovo, Kuznetsky prospect, 30	1-01-11760-F 29.04.2004 RO FKCB RF in Siberian Federal district	29 190	29 190,0	29 972,12	2 036	Investment in the company is efficient. By the results of activity of 2006 year, net profit amounted to RUR 3 786,0 thousand.
Closed joint stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stantsionnaya str., 4	1-01-25251-N 30.12.2002 1-01-25251-N-001D 30.04.2004 RO FKCB RF in Siberian Federal district	164 044	164 044,0	103 833,79	376	Investment in the company is efficient. By the results of activity of 2006 year, net profit amounted to RUR 1 312,0 thousand.

Closed joint stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya str.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 RO FKCB RF in Siberian Federal district	128 323	128 323,0	126 074,27	384	Investment in the company is efficient. By the results of activity of 2006 year, net loss amounted to RUR 875,0 thousand
Joint stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya str., 10	1-01-24543-N by 17.07.2002 RO FKCB RF in Siberian Federal district	500	500,0	2 298,00	-	Investment in the company is not efficient. Now SDC is found to be in bankruptcy proceeding stage. By the results of activity of 2006 year net loss amounted to RUR 28 045,0 thousand
Joint stock company "West Siberian TPP", Russian Federation, Kemerovo region, Novokuznetsk, Severnoye shossey str., 23	1-01-55223-E dd. 14.09.06 RO FKCB RF in Siberian Federal district	303 082 091	454 623,1	1435 324,91	-	Participation in the share capital nears strategical nature. The company is a generating asset. By the results of activity of 2006 year net loss amounted to RUR 49 356 , 0 thousand
Joint stock company JSC "South-Kuzbass HPP", Russia, Kemerovo region, Kaltan city, Komsomolskaya str., 20	1-01-55215-E dd. 12.09.06 RO FKCB RF in Siberian Federal district	303 082 091	272 773,9	863 691,56	-	Participation in the share capital nears strategical nature. The company is a generating asset. By the results of activity of 2006 year net loss amounted to 26 777,0 thousand

*** Because of absence of information concerning the amount of declared dividend on the Issuer's ordinary shares for 2006 year, dividend's amount declared in 2006 at the outcome of 2005 fiscal year is indicated in the column.**

REFERENCE: In December, 2006 the reserve for investment depreciation in JSC «Kuzbassenergo»to the sum of RUR 2 298,0 thousand was created (Order №69 dd. 02.02.2007).

Investment in securities (ordinary shares) by the results of the first quarter of 2007

Full and brief trade name of the company, location	Date and number of the state registration of shares issue	Quantity of securities in the issuer sharing	Total par value of securities sharing in the issuer sharing, RUR thousand	Total balance cost of securities in the issuer sharing ownership, RUR thousand	Amount of declared dividend and period to be paid* RUR	Note
Joint stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya str., 14	1-01-10934-F 31.07.2000 RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,00	1 000	Investment in the company is efficient. At the outcome of quarter 1, 2007 net profit amounted to RUR 3 164,0 thousand
Joint stock company "Engineering and analytical centre" "Kuzbasstechenergo", JSC "Engineering and analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya str., 17	1-01-11775-F 14.05.2004 RO FKCB RF in Siberian Federal district	17 852	17 852,0	17 312,52	1 000	Investment in the company is efficient. At the outcome of quarter 1, 2007 net profit amounted to RUR 1 113,0 thousand
Joint stock company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company", 650099, Russia, Kemerovo, Kuznetsky prospect, 30	1-01-11760-F 29.04.2004 RO FKCB RF in Siberian Federal district	29 190	29 190,0	29 972,12	2 036	Investment in the company is efficient. At the outcome of quarter 1, 2007 net profit amounted to RUR 632,0 thousand
Closed joint stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stantsionnaya str., 4	1-01-25251-N 30.12.2002 1-01-25251-N-001D 30.04.2004 RO FKCB RF in Siberian Federal district	164 044	164 044,0	103 833,79	376	Investment in the company is efficient. At the outcome of quarter 1, 2007 net profit amounted to RUR 6,0 thousand

Closed joint stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya str.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 RO FKCB RF in Siberian Federal district	128 323	128 323,0	126 074,27	384	Investment in the company is efficient. At the outcome of quarter 1, 2007 net loss amounted to RUR 875,0 thousand
Joint stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya str., 10	1-01-24543-N by 17.07.2002 RO FKCB RF in Siberian Federal district	500	500,0	2 298,00	-	Investment in the company is not efficient. Now SDC is found to be in bankruptcy proceeding stage. At the outcome of quarter 1, 2007 net loss amounted to RUR 49 003,0 thousand
Joint stock company JSC "South-Kuzbass HPP", Russia, Kemerovo region, Kaltan city, Komsomolskaya str., 20	1-01-55215-E dd. 12.09.06 RO FKCB RF in Siberian Federal district	303 082 091	272 773,9	863 691,56	-	Participation in the share capital nears strategical nature. The company is a generating asset. At the outcome of quarter 1, 2007 net profit amounted to RUR 29 388,0 thousand.

*** Because of absence of information concerning the amount of declared dividend on the Issuer's ordinary shares for 2006 year, dividend's amount declared in 2006 at the outcome of 2005 fiscal year is indicated in the column.**

REFERENCE: In December, 2006 the reserve for investment depreciation in JSC «Kuzbassenergo»to the sum of RUR 2 298,0 thousand was created (Order №69 dd. 02.02.2007).

The other investment data (the investment of the authorized capitals of limited liability companies) are not available as it makes less than 10 % of JSC "Kuzbassenergo" full investments as of 31.03.2007.

4.3.3. Intangible assets of the Issuer

The Company exclusive rights on the trade mark are reflected in the intangible assets structure. Intangible assets depreciation is accrued by a linear way, reasoning from the following beneficial use period: a right for trade mark is limited by 10 years.
In the report intangible assets are shown at the historical value minus depreciation accumulated for the period of use.

Name of the intangible asset establishments set	Original (replacement) cost, RUR	Amortization charged amount, RUR
Reporting date: 31.12.2006 .		
Trade mark	4 000	3 000
Total:	4 000	3 000
Reporting date: 31.03.2007		
Trade mark	4 000	3 000
Total:	4 000	3 000

The intangible assets accounting is carried out according to PBU 14/2000 "Intangible assets accounting " approved by the Decree of the Ministry of Finance № 91 16.10.2000.

4.4. Information concerning the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Accounting of R&D (Research, development) in the Company is carried out according to the Accounting Regulations "Accounting of charges for research, developmental and technological works " (PBU 17/02).

RUR, thousand

	By the beginning of the year	Earnings	Written off		By the end of the reporting period
			Total	Including at the net cost	
Charges for R&D in progress	3 363	250	-	-	3 586
Charges for R&D accomplished	4 465	-	596	596	3 869
TOTAL	7 801	250	596	596	7 455

R&D funding is carried out due to the equity as only the urgent works were included in the R&D plan. No assignments in the off-budget funds were executed.
No documents securing the rights to intellectual property obtained as a result of R&D conducted were executed.

Risk factors concerning a possibility of expiration of the issuer's principal patens, licenses to use trade marks are absent.

4.5. Analysis of Development Trends in the Domain of the Issuer's Core Business

Fuel and energy complex of the country remains a locomotive of social and economic development of Russia forming 31 per cent of the national produce, 63,8 per cent of currency taking from export and 57,9 per cent of taking in the tax system of the country.

Historically electroenergetics has defining value for Russian economics as a component of fuel and energy complex .

RAO "UES of Russia" makes the base of Russian electroenergetics which produces about 70% of electric energy and 32% of heat energy in the Russian Federation.

JSC "Kuzbassenergo" is a part of the unified power system of Russia and a daughter company of JSC RAO "UES of Russia".

Process of branch reforming was started in 200 year from development of reforming conception by the RAO "UES of Russia". The first standard act regulating power industry reforming was the Decree of the Russian Government №526 dd.11.07.2001 "On power industry reforming in the Russian Federation". Federal laws of the Russian Federation approved in the first quarter of 2003 defined the main contours and principles for power industry functioning under competitive conditions in future.

The current standard basis of power industry contains about forty documents today.

In accordance with the **RAO UES of Russia Strategy Concept for 2003-2008 "5+5"**, *the main reforming goals remain increase of work efficiency of power industry enterprises and creation of conditions for the branch management on the ground of the private investments.*

Development of branch management system after reorganization of JSC RAO "UES of Russia" was started. Two conceptions had been submitted to discuss at this moment: creation of independent regulator or creation of the market council.

Task for the independent regulator is to coordinate actions of all power market subjects on the State level. At the same time the State and the companies are needed in not-profit structure which is to form rules and control its execution on the electric energy market, also to coordinate activities of infrastructural entities.

At that a procedure of decision making in it has to ensure interests balance of suppliers, consumers , infrastructural entities and the State. The Market council may fulfill these tasks.

As of March,31,2007 the Board of Directors of RAO UES of Russia approved the projects for restructuring of 67 out of 72 AO-energo companies. 66 out of 72 AO-energo (SC-energo) companies were fully segregated .

The state registration of the seven WGC was performed. Creation of a target structure of the Heat WGC was completed, its shares entered the stock market .

JSC "Hydro WGC" holding was created. The state registration of TGC was performed. The Board of Directors of JSC RAO "UES of Russia" approved the projects for 14 TGC forming. Creation of a target structure of 7 territory generating companies: TGC-3 (JSC Mosenergo), JSC TGC-4, JSC TGC-5, JSC TGC-6, OAO TGC-9, TGC-12 (JSC Kuzbassenergo) and TGK-14 was completed.

5 territory generating companies were reorganized through a takeover of the configured regional generation companies: JSC TGC -1, JSC TGC-2, JSC SGC TGC-8", JSC TGC-10 and JSC TGC-13 (Eniseyskaya TGC).

Share of 11 TGCs are traded on the Russian stock platforms.

Process of segregation of the grid companies from the AO-energo was completed. 56 trunk grid companies were created on the basis of the reorganized AO-energos.

4 interregional distribution companies were registered. Distribution Electricity Grid Development Strategy envisages increasing the number of IDCs to 11 companies (excluding Far East IDC) on the RAB (regulated asset base).

A process of the State sharing in the authorized capitals of JSC FGC UES, JSC SO - CDA and JSC Hydro OGC through acquisition of additional shares of these companies due to the federal budget funds which will be assist sharing increase of the Russian Federation in authorized capitals up to the legislative fixed level.
In the first quarter of 2007 the State entered in the number of shareholders of the company with 12,44% sharing in the authorized capital through purchasing of additional issue of shares of JSC "FGC UES". The funds will be directed to implementation of perspective investment projects of JSC "FGC UES", JSC "SO – CDA" and JSC " Hydro OGC".
Major trends of power industry reforming for 2007 year:

- completion of target structure forming of the territory generating companies, JSC "FGC UES", interregional distributing companies and JSC "Hydro OGC";
- decision making concerning Development Strategy of the isolated power systems:

- forming of 11 IGCs taking into account new configuration, procedure for transfer to the tariff regulation system on the regulated assets base of the invested capital (RAB);
- realization of projects aimed to investment attraction in the wholesale and territory generation companies in 2007 and first half year of 2008;
- increase of sharing of the State in the authorized capitals of JSC "FGC UES", JSC "SO – CDA" and JSC " Hydro OGC due to the off-budget funds;
- development of International assets disposal strategy, arrangement of export and import activity
- sale of shares of power sale companies at the public auction with the initial price not lower than the market price determined by the independent appraiser.

- sharing termination of the JSC RAO "UES of Russia" and its subsidiaries in repair and maintenance companies through their shares sale;
- completion of the first phase of JSC RAO "UES of Russia" reorganization in the III quarter of 2007;
- prepare for the final phase of JSC RAO "UES of Russia" reforming;
- prepare for commissioning of power market and system service market, transfer to the bilateral long-term contracts on the electricity (capacity) market in the second half a year.).

Till July,1,2006 JSC «Kuzbassenergo» performed its activity as the unified power system carried out electricity and heat t production, transmission and sale to the consumers of Kemerovo region. Potentially competitive (production and sale) and monopolistic energy (transmission and distribution) activity types were divided in the framework of JSC «Kuzbassenergo»restructuring project.

From July, 1,2006 the Company had finished accomplish the following activities:
- electricity transmission and distribution;
- electricity sale at the retail market.

On July,1,2006 the companies segregated from the body of JSC «Kuzbassenergo»were registered as legal entities:

JSC "Kuzbassenergo - regional power grid company";
JSC "Trunk grid company Kuzbassenergo";
JSC "Kuzbass power sales company";
JSC "West Siberian TPP";
JSC "South-Kuzbass HPP".

On December,25,2006 shareholders of JSC «Kuzbassenergo»at the extraordinary general meeting of shareholders spent in absent form had approved purchasing JSC "Altayenergo" assets and making real estate property sales contract within the limits of the JSC "TGC-12"creation. .

The Board of Directors of JSC «Kuzbassenergo»approved by his resolution dd. 28.12.2006 the borrowings attraction by JSC "Kuzbassenergo" in the 1st quarter of the 2007 year aimed to purchase assets belonging to JSC "Altayenergo" and to pay off the principal generation and heat assets till April,1,2007.

Also the Board of Directors approved termination of JSC «Kuzbassenergo»sharing in JSC "West-Siberian TPP" and JSC "South-Kuzbass HPP" through the public auctions holding to acquire a right to make sales contracts of property, coal, fuel oil and chemical reagents between JSC «Kuzbassenergo»and JSC "Altayenergo".

In the year 2006 the subsidiary "Barnaulsky" had been created which began accomplish its activity on the territory of the Altay region from beginning of 2007 year.

Actually the TGC-12 forming provided by the reforming plan of JSC «Kuzbassenergo»is completed.

Having paid off the Altay assets purchase in the first quarter of 2007 JSC «Kuzbassenergo»is working as the territory generation company both on the territories of Altay region and Kemerovo region.

On March, 01, 2007 the Board of Directors of JSC «Kuzbassenergo»approved candidates of investment banks and financial advisers to prepare and maintain the issue of additional shares of the Company: Ltd. "Renascence Capital – financial adviser" and CSJC "UBS Advisory Services Limited".

On March, 15, 2007 the public auction was held to sell ordinary shares of JSC "West-Siberian TPP" won by the Ltd. "InvestEnergoProject" belonging the "EvrazHolding" group. Block 303 082 091 shares owned by JSC «Kuzbassenergo»was sold for RUR 3 187 million.

On March, 28, 2007 the Board of Directors of JSC «Kuzbassenergo» approved resolution to create the Kemerovsky subsidiary company on the basis of the subsidiary company "Kemerovskaya HPP" of JSC "Kuzbassenergo", to liquidate the subsidiaries: "Novo-Kemerovskaya TPP", "Kemerovskaya TPP" and "Heat grids Administration" and to make amendments to the Articles of the Company.

Creation of the Kemerovsky subsidiary company was caused by the necessity to improve management structure of energy company.

On March, 29, 2007 the public auction was held to sell ordinary shares of JSC "South-Kuzbass HPP" won by Ltd. "MECHEL-Energo" belonging to the "MECHEL" group. Block 303 082 091 shares owned by JSC «Kuzbassenergo»was sold for RUR 3 695 million.

On June,6, 2007 the annual general meeting of shareholders of the company is to complete reforming process and to rename JSC «Kuzbassenergo»into the JSC "South-Siberian Generation Company", also to approve a new Articles, elect a new Board of Directors.

Breakdown of production and economic figures of JSC «Kuzbassenergo»for the last 5 fiscal years.

Figures	Unit	2002	2003	2004	2005	2006
Installed capacity RF	MW thousand	214,9	216,0	216,6	219,0	220,3*
JSC RAO "UES of Russia"		155,3	156,4	156,5	157,4	159,2
JSC "Kuzbassenergo"		4,8	4,8	4,8	4,8	4,8
Electricity production RF	Kwh milliard	891,3	916,3	931,9	951,1	999,6*
JSC RAO "UES of Russia"		617,4	635,8	652,0	665,4	695,0
JSC "Kuzbassenergo"		27,2	24,9	22,8	25,1	24,9

JSC "Kuzbassenergo" share in electricity production : RF	%	3,05	2,72	2,45	2,64	2,49
JSC RAO "UES of Russia"		4,40	3,92	3,50	3,77	3,58
Heat production RF	Gcal million	1374,0	1420,5	1402,0	1418,0	1477,6*
JSC RAO "UES of Russia"		469,8	468,8	465,8	465,2	477,8
JSC "Kuzbassenergo"		14,4	14,6	14,2	13,9	13,8
JSC "Kuzbassenergo" share in heat energy production : RF	%	1,05	1,03	1,01	0,98	0,93
JSC RAO "UES of Russia"		3,06	3,11	3,05	2,99	2,89

* operative information (Data were taken from the analysis of Electroenergetics spent by the company "RosBusinessConsulting" (RBC) .

4.5.1. Analysis of factors and terms affected the Issuer's activity.

The factors and terms affected the Issuer's activity are as follows:

- Company's restructuring;
- considerable degree of the State control of the branch. Including in part of electricity and heat rates regulation;
- growth of energy consumption in the regions of the issuer's production objects location (growing consumption of electric energy by 2 per cent a year requires providing for safety and continuous power supply to the consumers.)
At the same time the specialists of the Kemerovo regional Administration are uneasy about a deficit of 600 MW of the operating energy capacities in the Kuzbass which may reach to 1500-1600 MW for 2020 year taking into account the trends of social and economic development of the region. Electricity volume purchased by the regional industrialists at the wholesale market increased to 22 per cent);

- increase of paying discipline of heat and electric energy consumers;
- decrease of cross funding;
- primary equipment deterioration at the company's enterprises.

Actions undertaken by the Issuer and actions which the Issuer is going to undertake in future for effective use of abovementioned factors and terms:

-to spend the equity modernization;
with a view to reduce power deficit in the South of Kuzbass the Issuer is going to extend the Tom-Usinskaya HPP by 660 MW with a coal power generating unit installation. Beginning of the project realization is planned from 2007 year with power unit commissioning in 2011 year. About RUR 26,6 milliard of capital investments in the forecasted prices are provided for these purposes realization;
- to increase production volume;
- to prevent violation of paying discipline by energy consumers;
- to ensure continuous efficiency growth of all the units of the issuer's production chain.

4.5.2. Business rivals of the Issuer

JSC "South-Kuzbass HPP" and JSC "West-Siberian TPP" which produce also electric and heat energy on the territory of the Russian Federation.

V. Detailed Information Concerning Individual Members of the Issuer's Management Bodies, the Issuer's Bodies Controlling the Issuer's Financial and Economic Activities and Brief Information Concerning the Issuer's Employees (Personnel)

5.1. Details of the structure and jurisdiction of the issuer's management bodies

The management bodies of the Company include (in accordance with the art. 9 of the Company's Articles):
- General Meeting of Shareholders;
- Board of Directors;
- Management Board of the Company (collegial executive body);
- General Director.

The Company is guided by the Articles of the Company and by the internal documents, i.e.:

- *Provision on procedure of General meeting of Shareholders of JSC "Kuzbassenergo" prepare and conducting approved by the Annual General meeting of shareholders of JSC "Kuzbassenergo" on 02.06.2003.,*
- *Provision on convocation and conducting of meetings spend by the Board of Directors of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC "Kuzbassenergo" on 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC "Kuzbassenergo" on 27.06.2005.*
- *Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC "Kuzbassenergo" on 21.06.2002.*

Competence of the General meeting of shareholders, General Director and Management Board is determined by the Articles of the Company approved by the Annual general meeting of shareholders on 21.06.2002 including the following modifications and amendments to the Articles of the Company:

- *modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors 07.08.2002;*
- *modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Annual general meeting of shareholders on 02.06.2003;*
- *modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors on 26.09.2003;*
- *modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors on 04.11. 2003;*
- *modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors on 30.04.2004;*

- modifications and amendments to the Articles of JSC 'Kuzbassenergo" approved by the Board of Directors on 22.06.2004;

- modifications and amendments to the Articles of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders on 24.06.2004;

- modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors on 25.03.2005;

- modifications and amendments to the Articles of JSC "Kuzbassenergo" approved by the Board of Directors on 26.06.2006. (Minutes № 15 dd. 05.07.2006).

- modifications to the Articles of JSC «Kuzbassenergo»approved by the Board of Directors on 31.08.2006 (Minutes № 5/12);

- modifications to the Articles of JSC «Kuzbassenergo»approved by the Board of Directors on 28.09.2006 (Minutes № 6/12);

Articles of the Company including modification and amendment, also internal documents regulating daily activity of the issuer's authorities are placed on the Web-page of the Company:
http://www.kuzbassenergo.ru/ *www.kuzbassenergo.ru/invest/doc/mandatory/doc/*

The competence of the General meeting of shareholders covers the following issues (p.10.2. of art. 10 of the Articles of the company):

1) amendment of the Articles of the Company or approval of the updated Articles of the Company;

2) reorganization of the Company

3) liquidation of the Company, appointment of the liquidation committee and approval of the interim and final liquidation balance sheets;

4) determination of the quantity, par value, category (type) of authorized shares and the rights carried by such shares;

5) expansion of the authorized capital of the Company through an increase in the par value of shares or placement by the Company of additional shares as provided for by this Articles

6) reduction of the authorized capital of the Company by decreasing the par value of shares through the placement by the Company of a portion of shares for the purposes of reducing their total number and by means of redemption of shares acquired or repurchased by the Company;

7) stock split and consolidation;

8) adoption of the resolution on placing by the Company of bonds converted into the shares and others emissive securities converted into the shares;

9) election of members to the Board of Directors and early termination of their powers;

10) appointment of members to the Auditing Commission of the Company and early termination of their powers;

11) approval of the Company's auditor;

12) adoption of the decision on powers transfer of the collegial executive body to the management entity (manager);

13) approval of annual reports, annual financial statements, including profit and loss statements (income statements) of the Company, as well as distribution of profit, including payment (declaration) of dividends, and loss of the Company based on the fiscal year performance;

13.1.) payment (announcement) of dividends by the results of the first quarter, six months, nine months of the fiscal year;

14) determination of the procedure of the General Meeting of Shareholders;

15)adoption of the resolution on the approval of transactions as provided for by Article 83 of the Federal Law "On Joint-Stock Companies";

15) adoption of the resolution on the approval of material transactions as provided for by Article 79 of this Federal Law "On Joint-Stock Companies";

17) adoption of the resolution on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;

18) approval of internal documents regulating activities of the Company's authorities;

19) adoption of the resolution on remuneration and / or reimbursement payment to the members of the Auditing Commission of the Company of;
20) adoption of the resolution on remuneration and / or reimbursement payment to the members of the Board of directors of the Company;
21) resolution of any other issues provided for by the Federal Law "On Joint-Stock Companies".

10.3. Issues referred to the competence of the General meeting of shareholders shall not to be referred to the Board of Directors, as the Board and General director of the company.

The jurisdiction of the Board of Directors of the Company covers the following issues (p.15.1, art. 15 of the Company's Articles):
1) determination of high-priority activities of the Company;

2) convening the annual and extraordinary general Meetings of shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.

3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;
6) submitting the issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles to discuss at the General meeting of shareholders;
7) placement of bonds and other emissive securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles;
8) approval of resolutions on securities issue, securities prospectuses, securities summary reports, securities quarterly reports; approval a share acquisition summary report;
9) determining the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles;
10) acquisition of shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on remuneration and / or reimbursement payment to the members of the Management board of the Company;
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Auditing Commission ; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) approval of resolutions on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorsement the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company;
19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval

(correction) of the control features cash flow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;
21) deciding on the Company's participation in other organizations (including co-ordination of the authorized documents and candidates to the management bodies of the newly created companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;
23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar, terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) *election of the Secretary of the Board of Directors and early termination of his powers;*
29) *preliminary approval of the resolutions on the Company entering into the deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;*
32) approval of the resolution on the management company (manager) power termination;
33) approval of the resolution on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles;
34) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

35) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
36) approval of the cooperation of the Company with the organizations where the company is interested;
37) determination of position of the Company (representatives of the Company) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".
a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b) on SDC reorganization, liquidation;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;
d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;

e) on expansion of the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC's securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of the subsidiaries and dependent companies in any other entities (joining any existing entity or establishing a new entity) and acquisition, disposition and charge over shares and stakes in the authorized capitals of entities in which the subsidiaries and dependent companies participate; change in the stake in the authorized capital of the respective entity;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the authorized documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Auditing Commission of SDC;
38)) determining the position of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) on determining the position of SDC representatives on items of agenda of general shareholders meeting (Members) and meetings of the Boards of Directors of companies being subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units owned by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDC's representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies being subsidiaries and associated companies of SDCs engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares
39) preliminary approval of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

б) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;
40) adoption of the resolution on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

42) approval of candidates to be elected at the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

43) defining of insurance guarantees including approval of the Insurer of the Company;
44) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joint Stock Companies, by the Articles, also by separate decisions of the Board of Directors of the Company;
45) other issues referred to the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by this present Articles of the Company;

46) preliminary approval of the collective contract and other agreements made by the Company within the social-labor relations regulating;

47) approval of Financial consultant enlisted in accordance with the Federal Law " On securities market", also of candidates of securities issue organizers and deals consultants tied with assets attraction in form of public borrowing;

48) preliminary approval of transactions that may entail circumstances rise expressed in foreign currency (or circumstances whose amount is tied with foreign currency) in such case and sizes defined by the single resolutions of the Board of Directors of the Company, also if the aforementioned cases (sizes) are nor determined by the Board of Directors of the Company;
49) determining purchasing policy in the Company, including approval of the Provisions on the order to spend regulate purchasing of goods, works and services, also appointment of a manager and members of the Central Purchasing Body of the Company, also approval of an annual complex purchase's schedule and resolution making in accordance with the documents approved by Company adjusting the Company's purchasing activity;
50) approval of the resolution on the General Director of the Company nomination to the State Awards;
51) approval of target meanings (adjusted meanings) of efficiency key figures (EKF) of the Company and its fulfillment reports;
52) preliminary approval of decisions to make bargains by the Company (including some related bargains), concerning the property alienation or such a possibility, making the fixed assets, intangible assets, objects of uncompleted construction not aimed to electric and heat power production, transmission, dispatching and distribution in cases and sizes defined by the single resolutions of the Board of Directors of the Company.

Issues referred to the competence of the Board of Directors are not to be submitted to the resolution of the General Director and The Company's management board.
All the issues concerning the daily activity management of the Company are referred to the competence of the General director, except for related to the competence of the General Meeting of Shareholders of the Company, the Board of Directors and the Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles)

- adoption of resolutions on the issues related to the competence of the supreme management bodies of the wholly owned SDCs of the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles);

- development and submitting for consideration of the Board of Directors the reports on financial and economic activity of the wholly owned SDCs of the Company;

- development and submission of high-priority activities of the Company and prospective implementation plans to the Board of Directors for approval;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) of the cashflow statements of the Company, in case if the Board of Directors of the Company had not approved the cashflow statement of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of the resolutions approved by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of further training plans and actions for the labor staff of the Company;

- adoption of resolutions on the deals which subject are the property, works and services with constituting 1 to 5% of the book value of the fixed assets of the Company defined by the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 of the paragraph 15.1 of the Articles);
- examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- adoption of resolutions on the issues concerning the daily activity of the Company in accordance with the resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

The competence of the General director of the Company covers all the issues concerning the daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company

The General Director acts without a power of attorney on behalf of the Company including restrictions stipulated by the legislation in force, by the Articles and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the Company's activity plans obligatory to his goals resolving;
- organizes accounting process and reporting in the company;

- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants of the securities market);

- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;
- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the

Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.
The Corporate Behavior (Governance) Code was not approved in JSC "Kuzbassenergo", thus JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001) in its relations with the shareholders the

5.2. Information about members of the issuer's management bodies
The Board of Directors:

Bolshakov Andrey Nickolaevich – Member of the Board of Directors
Date of birth – 1955
Education: ***higher (graduated Moscow higher technical school of N.E. Bauman in 1981 (now Moscow State Technical University of N.E. Bauman), engineer-electricians; 1998-1999 – National Economy Academy at the RF Government - economics, finances, management (advanced training); Russian Academy of Foreign Trade in 2003 – economist)***

Experience for the last 5 years:
Period: ***1998-2002***
Institution: ***the Ministry of Russian Federation for nuclear power***
Post: ***Consultant***

Period: ***2002 – 2005***
Institution: ***MDM Group, Joint Stock Company "Siberian Coal and Energy Company"***
Post: ***Deputy chief of Department for strategic development***
Period: ***2005 – present time***
Institution: ***Limited Liability Company "Profresources"***
Post: ***Head of the Department of energetics***

Period: ***2005 – present time***
Institution: ***Joint Stock Company "Siberian Coal and Energy Company"***
Post: ***Expert for fuel and energy complex problems***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following companies:

1. JSC "Khabarovskenergo", Member of the Board of Directors ;
2. JSC "TGK-14 (Territory generation company -14), Member of the Board of Directors ;.
3. JSC "Amurenergo" , Member of the Board of Directors;
4. JSC "Dalenergo", Member of the Board of Directors;
5. JSC "Dalnevostochnaya generation company" ; Member of the Board of Directors;
6. JSC "Omskenergo"; Member of the Board of Directors;
7. CJSC "LuTEC"; Member of the Board of Directors;
8. JSC " Dalnevostochnaya power company", Member of the Board of Directors.

Vagner Andrey Alexandrovich – Chairman of the Board of Directors
Date of birth: *1957*
Education: ***higher*** ***(graduated Krasnoyarsk Polytechnic Institute in 1984, specialty - heat and power engineer)***
Experience for the last 5 years

Period: ***2000 - 2004***
Institution: ***RAO "UES of Russia"***

Post: ***Chief of the Department of electric power stations***
Period: ***2004- present time***
Institution: ***RAO "UES of Russia"***
Post: ***Deputy managing director of the Business unit №2***

Period: ***2006- present time***
Institution: ***Territory generating company – 2***
Post: ***General Director***

Share in the authorized capital of the Issuer: ***0,027%***
Share of ordinary shares in the authorized capital: ***0,027%***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following companies:

1. JSC "TGC-10", Chairman of the Board of Directors ;
2. JSC "Nizhedorodskaya generation company", Chairman of the Board of Directors;
3. JSC "Serovskaya HPP", Chairman of the Board of Directors;
4. JSC "WGC-4", Member of the Board of Directors;
5. JSC "Surgutskaya HPP-1" Chairman of the Board of Directors;
6. JSC "Stavropolskaya HPP", Chairman of the Board of Directors;
7. JSC "Volzhskaya TGC" (TGC-7), Member of the Board of Directors;
8. JSC "Siberian ENTPP" Chairman of the Board of Directors;
9. JSC "Berezovskaya HPP-1", Chairman of the Board of Directors.
10. JSC "TRGC", Chairman of the Board of Directors.

Dunin Oleg Valentinovich – Member of the Board of Directors.
Year of birth: ***1965***
Education: ***higher (graduated Moscow engineering and physics institute in 1988, specialty- engineer-physicist; Moscow economic and statistics institute in 1999, specialty - economist)***

Experience for the last five years:

Period: ***2000 – 2004***

Institution: ***JSC "Srednevolzhskaya interregional managing energetics company".***
Post taken: ***Head of Administration***

Period: ***2004-present time***
Institution: ***Russian open joint stock company of energy and electrification "UES of Russia".***
Post taken: ***Head of department for project's realization of the Business-Unit №2.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:

1. JSC "Krasnoyarskenergo", Member of the Board of Directors;
2. JSC "Khakasenergosbyt", Chairman of the Board of Directors;
3. JSC "TGC-13", Member of the Board of Directors;
4. JSC "Samarskaya distributing company", Member of the Board of Directors;
5. JSC "Samarskaya territory generation company", Chairman of the Board of Directors;
6. JSC "Surgutskaya HPP-1", Member of the Board of Directors;
7. JSC "WGC-2" Member of the Board of Directors;
8. JSC "Karachaevo-Cherkesskaya hydro generation company", Member of the Board of Directors;
9. JSC "Severo-Osetinskaya hydro generation company", Member of the Board of Directors;
10. JSC "Kaskad Nizhne-Cherekskykh HPS", Member of the Board of Directors.

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher (graduated the College of the Ministry of Foreign Affaires of Russian Federation in 2001; State Institute of Management in 2002).***
Experience for the last 5 years:
Period: ***2002 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***First category Expert; Leading expert; Head of the sector of the Department for economic planning and financial supervision of the Business Unit №2.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:
- JSC "Orenbourgskaya TGC", member of the Board of Directors;

- JSC "Eniseyskaya TGC", Member of the Board of Directors;
- JSC "Omskaya EGC', Member of the Board of Directors.

Enters in the structure of the Auditing Commission of the following legal entities:

- JSC "WGC-2", member of the Auditing Commission

- JSC "TGC-10", member of the Auditing Commission ;

-JSC "TGC-11", member of the Auditing Commission .

5. Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher (graduated Moscow State University of M.V. Lomonosov in 2001, specialty – science of law)***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: ***ZAO "TransExpert"***
Post: ***Legal adviser***
Period: ***2002 – present time***
Institution: **Moscow city Bar**
Post: ***Advocate.***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***N/A***

Enters in the Board of Directors of the following legal entities:
- JSC "Energoservice" (Omsk), Member of the Board of Directors;
- JSC "Yakut energy repairing company", Member of the Board of Directors;
- JSC "Nieriungryenergoremont" , Member of the Board of Directors;
- JSC "Khabarovsk repair-building company", Member of the Board of Directors;
- CJSC " MSC "Health Center "Energetic" (Kemerovo), Member of the Board of Directors;
- JSC "Guberovsky repair –mechanical plant", Member of the Board of Directors.
- JSC "Buriatenergosbyt", Member of the Board of Directors;
- JSC "Buriatskye trunk electric grids" Member of the Board of Directors;
- JSC "Chitinskaya power sale company", Member of the Board of Directors;

- JSC "Dalnevostochnaya distribution company", (Blagoveshensk, Amur region), Member of the Board of Directors;
- JSC "Energostroytrans" (Blagoveshensk, Amur region), Member of the Board of Directors;
- JSC "Kuzbass power sales company", Member of the Board of Directors;
- JSC "Trunk grid company Kuzbassenergo", Member of the Board of Directors;
- JSC "Omskaya power generation company", Member of the Board of Directors;
- CJSC "LuTEC", Member of the Board of Directors;
- JSC "Buriatenergo", Member of the Board of Directors;
- JSC "Avtoenergoservice" (Barnaul), Member of the Board of Directors.

6. Zarhkin Vitaly Yurievich – Member of the Board of Directors
Year of birth: ***1976***
Education: ***higher (graduated the Higher economic school in 1998, specialty – Bachelor of economics; Higher economic school, specialty- Master of management)***
Experience for the last 5 years:
Period: ***2001 – 2002***
Institution: ***JSC "Alfa Bank"***
Post: ***Analyst***

Period: ***2002 – 2003***
Institution: ***Limited liability company "Eurosibenergo"***
Post: ***Adviser of the department for foreign affaires, head of analytical department.***
Period: ***2001 – 2005***
Institution: ***Open Joint Stock Company "Alfa Bank"***
Post: ***Senior Analyst.***

Period: ***2005 –present time***
Institution: ***Open Joint Stock Company "Siberian Coal and Energy Company"***
Post: ***Chief specialist; Adviser of the Director for energetics, merger and amalgamation/ Head of Administration for structural projects in power energetics.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***N/A***

Enters in the Board of Directors of the following legal entities:
- JSC "Dalnevostochnaya distribution grid company", (Blagoveshensk, Amur region), Member of the Board of Directors;
- JSC "South Yakutskenergo", Member of the Board of Directors;
- JSC "Omskenergo", Member of the Board of Directors;
- JSC "Kuzbass power sales company", Member of the Board of Directors;
- JSC "Trunk grid company Kuzbassenergo", Member of the Board of Directors;
- JSC "TGC-14", Member of the Board of Directors;
- JSC "Yakutskenergo", Member of the Board of Directors;
- JSC "Omsk power generation company", Member of the Board of Directors;
- JSC "Omsk trunk grid company", Member of the Board of Directors;

7. Kochetkova Tatiana Vladimirovna – Member of the Board of Directors
Year of birth: ***1978***
Education: higher
Experience for the last 5 years:
Period: present time
Institution: ***Russian open joint stock company of energy and electrification "UES of Russia".***
Post: ***Head of department for competitive wholesales market, Market department, Centre of reform administrating.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

8. Mazikin Valentin Petrovich – Member of the Board of Directors;
Date of birth: **1945.**
Education: ***higher, graduated Kuzbass Technical Institute in 1970, specialty –technology and system mechanization of mineral underground mining; Doctor of Technical Sciences, Full member of Academy of mining sciences of the Russian Academy of Natural sciences.***
Experience for the last 5 years
Period: ***1998 - 2001.***
Institution: ***Kemerovo regional administration***

Post: ***Deputy Governor of Kemerovo region for coal industry, the First Deputy Governor Kemerovo region for fuel and power complex;***
Post: ***First Deputy Governor of Kemerovo region***

Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:

1. ***Open Joint Stock Company "Coal Company "Kuzbassrazrezugol", Member of the Board of directors.***

9. Platonov Vladimir Yurievich - Member of the Boar of Directors
Date of birth: ***1959.***
Education: ***higher***
Experience for the last 5 years:
Period: 1998 – 2004
Institution: ***RAO "UES of Russia".***
Post: ***Deputy Chairman of the Management Board – Head of economic security and regime Department***
Period***: 2004- present time***
Institution: ***RAO "UES of Russia".***
Post: ***Member of the Management Board***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

***10.* Sorokin Igor Yurievich – Deputy Chairman of the Board of Directors**
Year of birth: ***1974***
Education: higher
Experience for the last 5 years:
Period: ***2000-2001***
Institution: ***Limited liability company "Karana"***
Post: ***Consultant.***
Period: ***2001-2003***
Institution: ***Open Joint Stock Company "Rocolor"***
Post: ***Financial director***

Period: ***2003- 2004***
Institution: ***Closed joint stock company "MDM Group" (renamed into the ZAO "SUEC", Holding company "SUEC", ZAO).***
Post: ***Chief specialist***

Period: ***2004-present time***
Institution: ***Open Joint Stock company "Siberian Coal and Energy company"***
Post: ***Chief specialist for power assets administrating.***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field

of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***By the Resolution of the Arbitrage of Kemerovo region dd. 02.08.2006 the bankruptcy (solvency) proceeding were initiated against the open joint stock company "Kuzbassenergoservice", Kemerovo. By the Resolution of the Arbitrage of Kemerovo region dd. 21.02.2007, the open joint stock company "Kuzbassenergoservice" was recognized as a bankrupt (insolvent). Competitive proceedings was opened for 12 months. Sorokin I.Y. is a member of the Board of Directors of the Open joint stock company "Kuzbassenergoservice".***

Enters into the Board of Directors of the following legal entities:

- JSC "Altayenergo", Member of the Board of Directors;
- JSC AC "Omskenergo", Member of the Board of Directors;
- JSC "Kuzbass energy repairing company", Member of the Board of Directors;
- JSC "Kuzbassenergoservice", Member of the Board of Directors;
- JSC "Kuzbassetremont", Member of the Board of Directors;
- JSC "Altayenergotekhremont", Member of the Board of Directors;
- JSC "Dalenergospetsremont", Member of the Board of Directors;
- JSC "Autotransport enterprise "LuTEC", Member of the Board of Directors;
- JSC "Khabarovskaya reparing and mounting company", Member of the Board of Directors;
- JSC "Dalnevostochnaya generation company", Member of the Board of Directors;
- JSC "Kuzbass power sales company", Member of the Board of Directors;
- JSC "Kuzbassenergo- regional electric network company", Member of the Board of Directors;
- JSC "Omskaya power generation company", Member of the Board of Directors;
- JSC "Chitinskaya generation company", Member of the Board of Directors;
- JSC "Buriatgeneration", Member of the Board of Directors;
- JSC "Omskelectrosetremont", Member of the Board of Directors;
- JSC "Omsk power sales company", Member of the Board of Directors;
- JSC "Buriatskaya managing company", Member of the Board of Directors.

11. **Shtykov Dmitry Viktorovich – member of the board of directors (independent director)**
Year: ***1976***
Education: ***higher (graduated Moscow State Law Academy in 1998, specialty – jurisprudence)***
Experience for the last 5 years:
Period: ***1999-2003***
Institution: ***Russian open joint stock company of energy and electrification "UES of Russia".***
Post: ***Leading specialist; chief specialist; acting as head of department; head of the sector of the Corporate policy Department.***

Period: ***2003- present time***
Institution: ***"Institute of professional directors" Fund***
Post: ***General director***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the

issuer owned by him: *0*

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:
JSC "Orelenergo", Member of the Board of Directors;
JSC "Zhigulevskaya HPS", Member of the Board of Directors;
JSC "Volzhskaya HPS", Member of the Board of Directors;
JSC "Kurskenergo", Member of the Board of Directors;
JSC "Vologdaenergo", Member of the Board of Directors;
JSC "Tulaenergo", Member of the Board of Directors;
JSC "Mosenergosbyt", Member of the Board of Directors;
JSC "Lenenergo", Member of the Board of Directors;
JSC "Serovskaya HPP", Member of the Board of Directors;
JSC "Moscow regional grid company", Member of the Board of Directors;
JSC "HPP-24", Member of the Board of Directors;
JSC "Stavropolskaya power generation company", Member of the Board of Directors;
JSC "Volgogradenergo", Member of the Board of Directors;
JSC "PRP Primorenergoremont", Member of the Board of Directors;
JSC "Territory generation company - 2", Member of the Board of Directors;
JSC "Territory generation company - 4", Member of the Board of Directors;
JSC "Third generation company of the wholesales power market"; Member of the Board of Directors;
JSC "Petersburg generation company", Member of the Board of Directors;
JSC "Dalenergo", Member of the Board of Directors;
JSC "Sixth generation company of the wholesales power market", Member of the Board of Directors;
JSC "Buriatgeneration", Member of the Board of Directors;
JSC "Vladimirskaya generationcompany" , Member of the Board of Directors;
JSC "Ekaterinbourgskaya grid company", Member of the Board of Directors;
JSC "Kirovenergo", Member of the Board of Directors;
JSC "Krasnoyarskaya generation", Member of the Board of Directors;
JSC "Stavropolskoye joint stock company of energy and electrification", Member of the Board of Directors;
JSC "Territory generation company -9", Member of the Board of Directors;
JSC "Udmurtskaya power sales company", Member of the Board of Directors;
JSC "Center of energetics" (Moscow), Member of the Board of Directors;
JSC "Insurance broker "Energozashita" , Member of the Board of Directors;
JSC "Territory generation company -10", Member of the Board of Directors;
JSC "Territory generation company - 8», Member of the Board of Directors;
JSC "Fourth generation company of the wholesales market", Member of the Board of Directors;
JSC "Pskovskaya HPP", Member of the Board of Directors;
JSC "Samaraenergo", Member of the Board of Directors;
JSC "Cheliabinskaya generation company", Member of the Board of Directors;
JSC "Samarskaya Territory Generation Company", Member of the Board of Directors;

the Sole and collegial management bodies of the Issuer

Mikhailov Sergey Nickolaevich - General Director, Chairman of the Management Board
Year of birth: ***1959***
Education: ***higher, graduated Novosibirsk Electrotechnical Institute in 1981, specialty – "Dynamics and machine force"; Novosibirsk Institute of national economy in 1994, specialty – "Finances, credit and money circulation", candidate of economics.***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***Kuzbass Open Joint Stock Company of energy and electrification***
Post: ***General Director***

Period: 2006 –present time
Institution: Open Joint Stock Company "South Kuzbass HPP".
Post: ***General Director***

Period: 2006 –present time
Institution: Open Joint Stock Company "West-Siberian TPP"".
Post: ***General Director***

Period: 2006 – present time
Institution: Open Joint Stock Company "Kuzbass power sales company"
Post: ***General Director***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:
- Open Joint Stock Company Bank "Alemar", Member of the Board of Directors

Members of the Management Board:

2. Grebennikov Alexey Antonovich
Year of birth: ***1939***
Education: ***higher, graduated Altay Polytechnical Institute in 1961;***
Experience for the last 5 years:

Period: 1998- 2004
Institution: ***The Kuzbass joint stock company of energy and electrification***
Post: ***First Deputy General Director ; First deputy general director for general issues; Adviser of General director for general issues.***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

3. Gretsinger Yury Alexandrovich
Year of birth: 1953
Education: ***higher, graduated Tomsk Polytechnical Institute in 1975, specialty – "Electric systems and grids", candidate of economics.***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***The Kuzbass open joint stock company of energy and electrification***
Post: ***deputy General Director for capital construction***
Period: ***2004 – present time***
Institution: ***The Kuzbass joint stock company of energy and electrification***
Post: ***deputy General Director for production, Technical Director***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

4. Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***higher, graduated Novosibirsk Electrotechnical Institute in 1981, specialty – "Dynamics and Machine force"; also Siberian Institute of finances and banking activity in 1997.***
Experience for the last 5 years:
Period: ***2000 present time***
Institution: ***The Kuzbass open joint stock company of energy and electrification***
Post: ***Assistant of General Director for accounts receivable - Head of the marketing and investment planning department, Deputy General Director for accounts receivable and restructuring ; Deputy General Director for production securing.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***By the Resolution of the Arbitrage of Kemerovo region dd. 02.08.2006 the bankruptcy (solvency) proceeding were initiated against the open joint stock company "Kuzbassenergoservice", Kemerovo. By the Resolution of the Arbitrage of Kemerovo region dd. 21.02.2007, the open joint stock company "Kuzbassenergoservice" was recognized as a bankrupt (insolvent). Competitive proceedings was opened for 12 months.***
Enters in the Board of Directors c(Chairman) of the following legal entities:
- *JSC "Prokopievskenergo";*
- *JSC " "Kuzbassenergoremont";*
-*CJSC "ATE "Kuzbassenergo" ;*
- *CJSC "MSC "Health Center "Energetic";*
- *JSC "Kuzbassenergoservice"*

5. Skorokhodov Dmitry Viktorovich
Year of birth: *1977*

Education: ***higher, graduated Kemerovo State University in 1999, faculty of law***
Experience for the last 5 years:
Period: ***1998 – present time***
Institution: ***The Kuzbass open joint stock company of energy and electrification***
Post: ***Assistant of general director for legal issues, head of legal department, deputy general director for corporate governance.***

Share in the authorized capital of the Issuer: ***0,00024 %.***
Share of ordinary shares in the authorized capital: ***0,00024 %.***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following legal entities:
- JSC "Kuzbassenergoremont".

6. Lavrov Alexander Mikhailovich
Year of birth: ***1950***
Education: ***higher, Doctor of Economics, Full Corresponding Member of West-Siberian Department o f Academy (academician), graduated Tomsk Polytechnical Institute in 1974, specialty – "applied mathematics"***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo Regional Administration***
Post: ***Deputy Governor for economics and finances***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elkc Trading", Kemerovo***
Post: ***General manager for projects applied in Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***The Kuzbass open joint stock company of energy and electrification***
Post: ***Deputy General Director for finances and economics***

Share in the authorized capital of the Issuer: ***no share***

Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***N/A***

Enters in the Board of Directors of the following legal entities:
- Open Joint Stock Company Bank "Alemar", Member of the Board of Directors

7. Sheibak Yury Vladimirovich
Year of birth: ***1953***
Education: higher, graduated Novosibirsk Electrotechnical Institute in 1975, specialty – "electric power stations"; The Academy of National Economy at the RF Government in 2004, "Management of company dev elopement"
Experience for the last 5 years:
Period: ***2001 – present time***
Institution: ***The Kuzbass open joint stock company of energy and electrification***
Post: deputy technical director for exploitation and long-term planning; deputy general director for marketing and sales.
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

For 2006 year remuneration amounted RUR 2 414 787, 53 kopecks (two million four hundred and fourteen thousand seven hundred eighty seven rubles and fifty three kopecks) was paid to the members of the Board of Directors of the Company.

For quarter I of 2007, remuneration amounted to RUR 561 127, 50 kopecks (five hundred sixty one thousand and one hundred twenty seven rubles 50 kopecks) was paid to the members of the Board of Directors of the Company.

In accordance with the Regulations for Remuneration of Members of the Board of Directors of the JSC "Kuzbassenergo", payment of remuneration and compensation for year 2007 is defined in the following order:

Remuneration and compensation are payable by the Company in money terms.

1.1. Remuneration payment

1.1. Remuneration payable to the member of the board of directors for participation in the meeting of the board of directors held as absent voting (by way of a questionnaire filling) in sum of five times over minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of Russian Federation by the date of the Board of Director's meeting holding, taking into consideration indexation provided by the Agreement within the seven days after the date of the meeting took place.

1.2. Remuneration payable to the member of the board of directors for participation in the meeting of the board of directors held as joint presence in sum of seven minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of Russian Federation (hereinafter the Agreement) by the date of the Board of Director's meeting holding, taking into consideration indexation provided by the Agreement within the seven days after the date of the meeting took place.

1.3. Amount of a remuneration to be paid to the Chairman (deputy Chairman) per each meeting in which he fulfilled his duties as Chairman (hereinafter – functions of the Chairman fulfillment) shall be increased by 50%.

1.4. Additional remuneration for the figure of the net profit of the Company according to the data of the annual accounting report approved by the annual general meeting of shareholders of the Company is to be paid to the members of the board of directors.

1.5. Additional remuneration is be paid to the members of the Board of Directors in case of the company's market capitalization increase for the period of work of the Board of Directors (since the moment of election of a member of the board of directors till the moment of election of the new composition of the board of directors of the company).

1.6. Remuneration pointed in the p. 1.4. is to be paid within 1 month after the general meeting of shareholders of the company took place.

Remuneration pointed in the p. 1.5. shall be paid within 1 month after the date of the accounting report forming following the date of member's duties termination.

1.7. Remuneration provided by the p.p. 1.4. and 1.5. of this present Provisions is not to be paid if the member of the Board of Directors did not take participation in more than 50% of the held meetings (since the moment of his election up to the moment of his duties termination).

2. Compensations payment.

2.1. All really bearing expenses caused by participation in the meeting of the board of directors (travel expenses, dwelling, food etc.) are to be reimbursed to the member of the board of directors in amount said in the p.2.2. of this present Regulations (except daily expenses).

2.2. In case of business trip aimed to visit the Company's objects, meet with shareholders and investors, participate in the general meetings of the company's shareholders, also fulfill other tasks concerned fulfillment of the duties of a member of the Board of Directors of the Company, compensation is to be reimbursed:

- *Daily expenses in the order fixed for the Sole Executive Body of the Company, or for the Sole executive body of the managing company of the Company;*

- Refund of charges concerned a trip to the place of business trip and back to the place of current work, or location (including passenger insurance policy, travel documents payment etc.) – in amount of actually beared expenses confirmed by travel documents but not higher the real travel cost;

By rail way transport – in the business class (CB, C) car;

Sea and river transport at the rates fixed by the carrier, but not higher the cost of trip in the cabin de Luxury including complex servicing;

Air transport at the rate of business class;

Motor transport in the transport of public use (except taxi and car lease);

- Refund of charges concerned a tenancy (except a case when a free premises it is granted to the member of the board of directors) – in amount of actually beared expenses conformed by the corresponding documents, but within three minimal monthly basic rates of a worker of the 1st grade fixed by the Branch Tariff Agreement in force in the power complex of RF at the date of reimbursement of expenses including indexation fixed by the Agreement for every day of dwelling.

2.3. Payment of compensation shall to be made within one calendar day after the documents submitting confirmed the beared expenses..

Regulations for Remuneration of Members of the Board of Directors

You may see on the web. page of the Kuzbass joint stock company of energy and electrification: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

Profit sum of all the member of the Board (except the Chairman of the Management Board, and General Director) for 2006 year amounted to RUR 53 114 464 (fifty three million one hundred fourteen thousand four hundred sixty four) 90 kopecks, where remuneration amounted to RUR 799 268 (seven hundred ninety nine thousand two hundred sixty eight) 88 kopecks.

Income of the members of the Board in 2007, was formed due to their income as staff members of the JSC "Kuzbassenergo", also remuneration defined in accordance with the labor contract concluded with a member of the Management Board of the Company.

Labor contract in accordance with the "Regulations for the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" on 21.06.2002 on behalf of the Company is to be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact are defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe it.
Monthly remuneration equals 10% of the official salary is paid to the member of the Management Board.
Remuneration's amount is to be increased by the actual growth of the consumer's costs rate in accordance with the branch tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

5.4. Information concerning structure and jurisdiction of bodies exercising control over financial and economic activities of the issuer

Auditing Commission is an authority checking out financial and economic activity of the Company.

Order of work of the Auditing Commission of the company is determined by the internal document, i.e. by the Provisions on the Auditing Commission of the Kuzbass open joint stock company of energy and electrification approved by the annual general meeting of shareholders of JSC «Kuzbassenergo»on 21.06.2002 (minutes №10).

The number of members of Auditing Commission is 5 (five) persons appointed according to the procedure stipulated by the Articles of the Company and by this present Provisions.
Auditing Commission of the company checks out financial and economic activity of the company in any time by his own initiative, by the resolution of the general meeting of shareholders, by the board of directors or by the shareholder's requirement owned in aggregate not less than 10 percent of the voting shares of the Company.

The jurisdiction of the Auditing Commission of the Company (according the art. 22 "Auditing Commission and the Company's Auditor" of the Articles of JSC "Kuzbassenergo" covers the following issues:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (auditing) of financial and economic activity of the Company, i.e.:*
- *supervision (auditing) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with the Articles, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions) concerning the audit of financial and economic activity of the Company.*

Department for internal auditing and Service for economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department of internal audit carries out supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director for security.

Department on internal auditing was established in 1995. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Major functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over auditing commissions activity of subsidiaries;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;*
- *target auditing aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDCs aimed to evaluate the subsidiary's activities results to make management decisions;*
- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology improvement;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*
- *prepare of information on the results of the audit made during a year to the balance committee etc.*

Chief Accountant of the Company cooperates with the external auditor.

Rules aimed to prevent use of the business information are determined by the Order dd. 14.10.2005 №601 "On approval of model documents and protection of information being a commercial secret".

The facts showing insider's information outflow were not discovered.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personal composition of the Auditing Commission:

1. Shvetsova Marina Vladimirovna
Year of birth: *1964*
Education: ***higher***
Experience: present time
Institution: *Open joint stock company "Siberian coal and energetics company"*
Post: *Chief specialist for power assets administrating*

Share in the authorized capital of the Issuer: *no share*

Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: ***N/A***

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: ***N/A***

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: ***N/A***

2. Smirnova Elena Evguenievna
Year of birth: ***1976***
Education: ***higher professional (graduated Volgograd State University in 1998)***
Experience for the last 5 years:
Period: ***1999 - 2001***
Institution: ***Ltd. "Avicom A"***
Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***
Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***
Post: ***Adviser for Auditing Commissions activity***

Period: ***2003-2004***
Institution: ***ZAO "Transservicenergo"***
Post: ***Deputy General director for economics***

Period: 2004 - present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief of the department of Business-unit №2 for Auditing Commissions activity***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

3. Mukhin Mikhail Viktorovich
Year of birth: ***1970***
Education: ***higher professional, graduated Moscow Power Institute, engineer***
Experience for the last 5 years:
Period*: *2002-2005
Institution: ***ZAO "Nauka (Science)***
Post: ***chief specialist for ACS and communications facilities***
Period : 2005-present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***leading expert of the department for logistics and purchases of the business-Unit Nr.2***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***

Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

4. Akhrimenko Dmitry Olegovich
Year of birth: ***1977***
Education: ***higher, jurist***
Experience for the last 5 years:
Period: ***200-2004***

*Institution: **Limited liability company "Emercom Spetsmontazh"***
Post: ***jurist***
Period: ***2004-2005***
Institution: ***Open Joint Stock Company "NOVATEK"***
Post: ***leading specialist***
Period: ***2005-present time***
Institution: ***Russian open joint stock company of energy and electrification "UES of Russia"***
Post: ***leading expert of the Corporate Governance Department and interaction with Corporate Center shareholders.***

Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

Enters in the Board of Directors of the following stock companies:
- JSC "Krasnotarskenergosbyt", Member of the Board of Directors;
- JSC "Murmanskaya TPP", Member of the Board of Directors;
- JSC "Vologodskaya trunk grid company", Member of the Board of Directors;
- JSC "Karachaevo-Cherkesskaya hydro generation company", Member of the Board of Directors;
- JSC "Omskaya electricity generation company", Member of the Board of Directors;
- JSC "Saratovskaya trunk grid company", Member of the Board of Directors.

5. Skliarov Dmitry Vladimirovich
Year of birth: ***1979***
Education: higher professional, graduated Moscow Power Institute in 2002, engineer of heat and power engineering; The Institute of professional accountants of Russia in 2001, qualification certificate of the qualified accountant (chief accountant – adviser) № 101736 dd. 03.07.2001; training under the program of 1C franchise specialists training in the company "IKS-Technologies" in 2001, certificate "1C Professional" №77000992

Experience for the last 5 years:
Period: 2001-2002
Institution: ***Closed joint stock company "Modern technologies"***
Post: ***adviser for accounting***
Period: 2002-2007
Institution: ***Russian open joint stock company of energy and electrification "UES of Russia"***

Post: ***leading specialist; chief specialist of the Department for Financial Audit; leading expert of the Department for Internal Audit of the Corporate Center.***

Period: ***2007- present time***
Institution: ***Open Joint Stock Company IGC of the Center and Northern Caucasia***
Post: ***Head of the Department for Financial Control and Analysis***
Share in the authorized capital of the Issuer: ***no share***
Share of ordinary shares in the authorized capital: ***no share***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of the issuer owned by him: ***0***

Sharing in the issuer's subsidiaries and dependent companies: ***none***
Share of ordinary shares in the authorized capitals of the issuer's subsidiaries and affiliated companies: ***no***
Number of the Company's shares of each category (type) which may be acquired as a result of exercise of the rights to the options of subsidiaries/dependent companies of the issuer owned by him: ***0***

Family relations with any other individual members of the management bodies and/or bodies exercising control over the financial and economic activities of the issuer: *N/A*

Information concerning the imposition of administrative sanctions in the domain of finance, taxes and levies, securities market or criminal sanctions (criminal record) for crimes in the field of economics or offences against the state authority: *N/A*

Information concerning positions held in the management bodies of profit-making organizations during a period when bankruptcy proceedings were initiated against said organizations and/or one of the bankruptcy procedures provided for by the insolvency (bankruptcy) laws of the Russian Federation was introduced: *N/A*

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Income of all the members of the Auditing Commission for 2006 amounted to 826 879 (eight hundred twenty six thousand seventy nine rubles) 33 kopecks, where the surcharge amounted to 385 056 (three hundred eighty five thousand fifty six rubles) 00 kopecks.

Remuneration and compensation to the members of Auditing Commission in the year 2007 are to be paid in accordance with Regulation in force for remuneration and compensation payable to the members of Auditing Commission of the JSC "Kuzbassenergo".
Remuneration and compensation are payable by the Company in money terms.

One-time remuneration is to be paid to the member of the auditing commission for participation in the checking out (auditing) of financial and economic activity of the Company in sum of five times over minimal month rate of employer of 1st grade, fixed by the branch tariff agreement of the power complex of the Russian Federation by the date of the revision holding, taking into consideration indexation provided by the Agreement.

Additional remuneration in a size not exceed twenty minimal monthly rates proper to the employee of the 1st grade fixed by the branch tariff agreement in force in the power complex of the Russian Federation as for a date of revision (checking) holding, including indexation provided by the agreement per each spent check out (revision) of financial and economic activity of the Company.

Order and terms of additional remuneration are defined by the Board of Directors of the Company.

Size of remuneration paid to the Chairman of the Auditing Commission of the company is to be increased by 50%.

Provisions on the order of remuneration payment to the members of the Auditing Commission of the Kuzbass joint stock company of energetics and electrification You may see on the web. page: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

5.7. Information concerning the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Figure	2006	I quarter of 2007
average headcount , persons	7 178	7 360
Share of personnel of the issuer having the higher professional education, %	29,89	29,2
Volume of money terms aimed to remuneration of labour, RUR thousands	1 351 354 000	370 348 900
Volume of money terms aimed to social security, RUR thousands	72 079 000	10 239 000
Total volume of the expended assets, RUR thousands	19 979 923 000	5 300 924 000

On the basis of the resolution on the JSC "Kuzbassenergo" reorganization through the segregation approved by the extraordinary general meeting of shareholders of JSC «Kuzbassenergo»on 01.07.2006, the personnel was transferred to:

- *JSC "Kuzbass regional power grid company" – 2811 persons;*
- *JSC "Kuzbass power sales company" – 811 persons;*
- *JSC "West-Siberian TPP" – 711 persons;*
- *JSC "South-Kuzbass HPP" – 546 persons.*

5.8. Information concerning any obligations of the issuer to employees (personnel) regarding their possible participation in the authorized (share) capital (unit trust) of the issuer

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers') participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information Concerning the Issuer's Participants (Shareholders) and Related-Party Transactions Executed by the Issuer

6.1. Information concerning total number of shareholders (participants) of the issuer

As of March, 31,2007 the number of persons recorded in the Register of shareholders of JSC «Kuzbassenergo»(except the nominees):
Totaled: 1 415
including:
owners- natural persons : 1365
owners – legal entities: 42
nominal holders: 8

6.2. Information concerning the issuer's participants (shareholders) owning at least 5 percent of the issuer's authorized (share) capital (unit trust) or at least 5 percent of the issuer's ordinary shares, and information concerning participants (shareholders) of such persons owning at least 20 percent of authorized (share) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation	Limited liability company "Depository and clearing technologies" , OOO Depository and clearing technologies (nominal holder)
Location:	119607, Moscow, Ramenky str., №17 corpus 1
Tax payer identification number: (if available)	7729520219
Contract telephone:	(495) 641-30-32
Fax:	(495) 641-30-31
e-mail:	dkt@depotech.ru
Number, date of issue and duration of a license of professional participant of the securities market	№ 077-08381-000100, 21.04.2005 valid u to 21.04.2008
Authority issued such a license :	FSFR of Russia
Number of ordinary shares of the issuer recorded in the register of the Issuer's shareholders under the name of nominal holder:	297 020 200
Shareholders (participants) owned not less than 20 percent of the authorized capital of the shareholder (participant) of the issuer	
Full company name and abbreviation:	Open Joint stock company Russian open joint

	stock company of energy and electrification "UES of Russia", JSC RAO "UES of "Russia"
Location:	119526, Russia, Moscow, Vernadskogo prospect, №101, building 3.
Tax payer identification number: (if available)	**7705018828**
Share in the authorized capital:	**49 %**
Share of ordinary shares of the issuer:	**49 %**

Full company name and abbreviation	Open joint stock company "Alfa-Bank", JSC "Alfa-Bank" (nominal holder)
Location:	107078, Moscow, Kalanchevskaya str., 27
Tax payer identification number: (if available)	**7728168971**
Contract telephone:	**(495) 795-36-48**
Fax:	**(495) 795-36-50**
e-mail:	**mail@alfabank.ru**
Number, date of issue and duration of a license of professional participant of the securities market	General license of the CB RF №1326 dd. 29.01.1998.
Authority issued such a license :	Central bank of Russian Federation
Number of ordinary shares of the issuer recorded in the register of the Issuer's shareholders under the name of nominal holder:	**263 547 052**
Shareholders (participants) owned not less than 20 percent of the authorized capital of the shareholder (participant) of the issuer :	
Full company name and abbreviation:	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"
Location:	115114, Moscow, Derbeneskaya naberezhnaya,7, building 22
Tax payer identification number: (if available)	**7708129854**
Share in the authorized capital:	**43,48%**
Share of ordinary shares of the issuer:	**43,48%**

6.3. Information on share held by the state or municipality in the issuer's authorized (share) capital (unit trust), existence of special right ("golden share")

By the Resolution of the Committee for the State Property Management of Kemerovo region №330 dd. 21.09.1993 "On privatization and reorganization of PIE&E "Kuzbassenergo" into the Kuzbass joint stock company of energy and electrification of the open type" the Company's ordinary shares were not t to the state property (federal, the constituent entities of the Russian Federation). Committee for the State Property Management of Kemerovo region had acquired the Company's ordinary shares in a number of 100 pieces equal 0.000016% of the authorized capital of the company at the secondary securities market.

Registered office of the Committee: 58, Sovetsky prospect, Kemerovo, Russia, 650099
Bloc of shares of the issuer assigned to the State (municipal) ownership: no

The existence of a special right of the Russian Federation, the constituent entities of the Russian Federation, municipalities to participate in managing the issuer ("golden share"):
Non-applicable

6.4. Information concerning restrictions on participation in the issuer's authorized

(share) capital (unit trust)
Restrictions on participation in the authorized capital of JSC "Kuzbassenergo" are not provided for by the Articles of the Company.

6.5. Information concerning changes in composition and amount of participation of the issuer's shareholders (participants) owning at least 5 percent of the issuer's authorized (share) capital (unit trust) or at least 5 percent of the issuer's ordinary shares

№№	Date of preparation of the list of persons entitled to participate in the general meeting of shareholders	Name of shareholder owning at least 5% of the Authorized capital (5% of ordinary shares) as of the list preparation date	% the Authorized capital	% of ordinary shares
1.	February, 25 2002	Renaissance Nominees (Cyprus) Limited	12,87	12,87
		Renaissance Securities (Cyprus) Limited	7,42	7,42
		Mastill enterprises Limited	6,24	6,24
		THE BANK OF NEW YORK INTERNATIONAL NOMINEES	7,17	7,17
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
2.	May, 8, 2002	Renaissance Nominees (Cyprus) Limited	15,06	15,06
		Trans – Siberian Electricity Company Limited	15,00	15,00
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
3.	April, 18, 2003	BODMIN INVESTMENTS LIMITED	19,36	19,36
		PLANETARY ALIGNMENT LTD.	15,00	15,00
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
4.	May, 7, 2004	BODMIN INVESTMENTS LIMITED	14,45	14,45
		PLANETARY ALIGNMENT LTD.	17,61	17,61
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
5.	May, 13 , 2005	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"	43,44	43,44
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
6.	November, 14, 2005	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"	43,48	43,48

		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
7.	March, 30 , 2006	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"	43,48	43,48
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
8.	May, 12, 2006	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"	43,48	43,48
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00
9.	November, 17 , 2006	Open joint stock company "Siberian Coal and energy company", JSC "SUEK"	43,48	43,48
		Russian open joint stock company of energy and electrification "UES of Russia", RAO "UES of Russia"	49,00	49,00

6.6. Information concerning related-party transactions executed by the issuer

Transactions which cost is 5% and more percents of the assets book value were not executed in the reporting quarter.

The Board of Directors at the meetings examined and approved the following transactions in which the issuer had interest in the reporting quarter:

Minutes №17/12 dd. March,01,2007:

To approve the Lease contract of real estate between JSC «Kuzbassenergo»and subsidiary of the JSC "UES SO-CDA" – Kuzbass RDA as a transaction in which the issuer has interest on the following terms:

Contract parties: Lessor – Kuzbass open joint stock company of energy and electrification (JSC "Kuzbassenergo"); Lesser - subsidiary of JSC "UES SO-CDA" – Kuzbass RDA.

Subject: the Lessor is obliged to lease to the Lesser in paid temporary use the property, i.e. non-residential premises located:

- 650000, Kemerovo, Kuznetsky prospect, building 28, letter A (usable area 662,8 m2);

- 650066, Kemerovo, Lenin prospect, building 90/4, letter Г (usable area 134,2 m2)

in accordance with the Provisions №1 to this present Minutes, and the Lesser is obliged to take it in paid use and tenure.

The property belongs to the Lessor by the ownership right according to the Certificate of the State registration of ownership 17.12.2001 Series 42 AA №335711, Certificate of the State Registration of ownership dd. 09.06.2004 № 42 AA 797855.

Price: ***Sum of monthly rent for real estate use and tenancy amounts to RUR 407 500 per month (including VAT).***

Period : from March, 01,2007 till February, 28,2012.

6.7. Information concerning the amount of accounts receivable

Breakdown of accounts receivable of the Company for 2006 year

Accounts receivable type	**Maturity**	
	one year or less	one year or more
Accounts receivable of buyers and customers,	330 451 000	21 531 000
including accounts overdue, RUR	235 335 000	0
Notes payable, RUR	0	0
including accounts overdue, **RUR**	0	0
Accounts receivable of participants (founders) for contributions to authorized capital, RUR	0	0
including accounts overdue, RUR	0	0
Accounts receivable for advances paid, RUR	252 116 000	778 000
including accounts overdue, RUR	14 142 000	0
Other accounts receivable, ***RUR***	503 349 000	89 119 000
including accounts overdue, RUR	23 853 000	0
TOTAL, RUR	1 085 916 000	111 428 000
including accounts overdue, RUR	273 330 000	0

Long-term accounts receivable as of 31.12.2006 amounted to RUR 111 428 thousand having decreased by RUR 190 366 thousand due to accounts receivable of energy consumers by RUR 124 464 thousand (85,7%) with respect to the beginning of the year.

Short-term account payable reduced by RUR 784 324 thousand to RUR 1 085 916 thousand for 12 months of 2006 year. Such reduce was caused mainly by the JSC "CEAR MF" notes presenting for term and payment amounted to RUR 672 938 thousand. The most essential increase of short-term accounts receivable was made under the following items:
- "Other debtors" increased by RUR 246 183 thousand, including "Overpayment of tax in the budget and off- budget funds increased by RUR 174 185 thousand (in 2,2, times);
- "Advances paid" increased by RUR 65 04 thousand, in which:
to suppliers of materials, works and services increased by RUR 49 999 thousand (in 4,8 times).

A doubtful debt reserve was created by the Company's Decree №30.12.2006 as of 31.12.2005. In the reporting year accounts receivable of energy consumers was written off due to the created reserve amounted to RUR 13 822 thousand. In accordance with the Company's Decree №78 dd. 06.02.2007 the doubtful debt reserve was not created for 2007 year. Sum of the early created but not used reserve amounted to RUR 253 432 thousand was jointed to the reporting year income, as of 31.12.2006.

In 2006, accounts receivable unreal to recover amounted to RUR 167 thousand (in which the debt of energy consumers amounted to RUR 166 thousand) was written off and referred to the Company's financial results.

As of the end of reporting period energy consumers debt amounted to RUR 339 811 thousand.

Debtors accounting for more than 10 percent of total accounts receivable:

Full trade name of debtor	Open joint stock company of energy and electrification of Altay region "Altayenergo"
Brief trade name of debtor	JSC "Altayenergo"
Location	656002, Altay region, Barnaul, P.S. Kulagin

	str., 16
Sum of accounts receivable, RUR	134 326 000
Amount and terms of accounts receivable (per cent rate, penalty provision, fines)	0
Affiliation	Is not an affiliated person
Sharing of the issuer in the authorized capital of the affiliated person	0
Share of ordinary shares of the affiliated person owned by the issuer	0
Sharing of the affiliated person in the authorized capital of the issuer	0
Share of ordinary shares of the issuer owned by the affiliated person	0

Breakdown of accounts receivable of the Company
for the first quarter of 2007

Accounts receivable type	Maturity	
	one year or less	one year or more
Accounts receivable of buyers and customers,	1 275 481 000	28 025 000
including accounts overdue, RUR	246 065 000	0
Notes payable, RUR	0	0
including accounts overdue, **RUR**	0	0
Accounts receivable of participants (founders) for contributions to authorized capital, RUR	0	0
including accounts overdue, RUR	0	0
Accounts receivable for advances paid, RUR	672 293 000	778 000
including accounts overdue, RUR	14 659 000	0
Other accounts receivable, RUR	514 063 000	85 877 000
including accounts overdue, RUR	8 538 000	0
TOTAL, RUR	2 461 837 000	2 576 517 000
including accounts overdue, RUR	269 262 000	0

For the reporting quarter accounts receivable of JSC «Kuzbassenergo»increased by RUR 1 379 173 thousand or in1,1 time, including:
-long-term accounts receivable increased by RUR 2 252 thousand (by 2,9%);
-short-term accounts receivable increased by RUR 1 375 921 thousand or in 1,3 times.
Short-term accounts receivable increased mainly due to:
- energy consumer's debt by RUR 855 373 thousand (in 2,8 times);
-advances paid debt by RUR 420 177 thousand (in 1,7 times).

Debtors accounting for more than 10 percent of total accounts receivable:

Full trade name of debtor	Closed joint stock company "Enrgostroitelnaya compania Sibiri"
Brief trade name of debtor	CJSC "Enrgostroitelnaya compania Sibiri"
Location	Kemerovo
Sum of accounts receivable, RUR	254 596 000
Amount and terms of accounts receivable (per cent rate, penalty provision, fines)	3 035 000
Affiliation	Is not an affiliated person
Sharing of the issuer in the authorized capital of the affiliated person	0
Share of ordinary shares of the affiliated person owned by the issuer	0
Sharing of the affiliated person in the authorized capital of the issuer	0
Share of ordinary shares of the issuer owned by the affiliated person	0

II. Financial Statements of the Issuer and Other Financial Information

7.1. Annual financial statements of the issuer

Annual financial statement for 2006 year was included in this report as Appendix 1.

The annual financial statement prepared in accordance with the International Financial Reporting Standards (IFRS) for 2006 year will be disclosed in the Issuer's quarterly report for quarter II of 2007.

7.2. Quarterly Financial Statements of the Issuer for the Most Recently Closed

Accounting Quarter

Quarterly financial statement is reflected in form of:

- Balance sheet (form №1);
- Profit and loss statement (form №2).

BALANCE SHEET as of March, 31,2007. на 31 марта 2007 года

		Codes	
Form No. 1 as per the Russian Classification of Management Documentation (OKUD)		0710001	
Date (year, month, day)		007 | 03 | 1	
Organization JSC "Kuzbassenergo"	As per Russian Classification of Enterprises and Organizations (OKPO	10563800	
Tax payer Identification Number	INN	4200000333	
Activity type: industry	Classification of Economic Activities (OKVED)	40.10.11	
Legal Form / Property Category joint-stock company/joint Russian and federal ownership	As per Russian Classification of Organizational and Legal Forms / Russian Classification of Property Categories (OKOPF/OKFS)	47	41
Measurement Units , RUR thousand	As per Russian Classification of Measurement (OKEI)	384	

Location (address) **Kemerovo, Kuznetsky prospect, 30**

Date of approval

Date of dispatch (acceptance)

ASSETS	Note	**At**	**At end of**

		Beginning of Accounting period	accounting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1	1
Fixed assets	120	15 354 205	17 657 893
Construction in progress	130	782 026	1 287 179
Profitable investments in material assets	135	4	4
Long-Term financial investments	140	2 597 155	1 161 830
Deferred tax assets	145	167 785	188 569
Other fixed assets	150	4 465	3 869
TOTAL for section I	190	18 905 641	20 299 345
II. CURRENT ASSETS	210	950 869	1 230 787
Stocks	211	939 068	1 207 901
including: raw materials and other similar assets	212	0	0
Animals, growing and feeding	213	0	0
Costs of construction in progress	214	1 885	1 805
Finished products and goods for resale	215	159	159
Goods shipped	216	9 757	20 922
Deferred expenses	217	0	0
Other reserves and expenses	220	209 869	178 376
VAT for acquired assets	230	111 428	114 680
Receivables (payments are expected more than in 12 months after the accounting date)	231	21 531	28 025
including buyers and customers	240	1 085 916	2 461 837
Receivables (payments are expected within 12 months after accounting date)	241	340 750	1 275 481
including buyers and customers	250	50 112	40 111
Marketable securities	260	178 033	1 152 928
Funds	270	554	86
Other current assets	290	2 586 781	5 178 805
BALANCE	300	21 492 422	25 478 150

LIABILITIES	Note	**At Beginning of Accounting period**	**At end of accounting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital	410	606 164	606 164
Own shares bought from shareholders	411	0	0

Surplus capital	420	15 424 492	15 418 797
Reserve capital	430	30 308	30 308
Including: Reserves created according to laws	431	30 308	30 308
Reserves created under constituent documents	432	0	0
Undistributed profit of past years	460	1 503 460	1 509 139
Undistributed profit (uncovered loss)	470	0	1 731 039
TOTAL for section III	490	17 564 424	19 295 447
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433 845	505 612
Deferred tax liabilities	515	400 738	498 096
Other long-term liabilities	520	902 953	902 949
TOTAL for section IV	590	1 737 536	1 906 657
V. SHORT-TERM LIABILITIES			
Loans and credits	610	822 926	2 129 360
Payables	620	1 323 207	1 694 709
Including: Suppliers and sub-contractors	621	487 188	751 122
Payroll liabilities	622	25 401	48 891
Liabilities to public off-budget funds	623	17 946	28 986
Tax and collection liabilities	624	529 767	610 570
Other creditors	625	262 905	255 140
Liabilities to partners (founders) to pay income	630	2 307	2 260
Deferred revenues	640	42 022	39 047
Provisions for liabilities	650	0	410 670
Other short-term liabilities	660	0	0
TOTAL for section V	690	2 190 462	4 276 046
BALANCE:	700	21 492 422	25 478 150

STATEMENT OF ASSETS ACCOUNTED FOR OFF-BALANCE-SHEET

Item	**Note**	**At Beginning of Accounting period**	**At end of accounting period**
1	2		
Borrowed fixed assets	910	5 742	5 934
including leasing agreements	911	0	0
Inventory items accepted for safekeeping	920	8 132	10 394
Goods accepted for commission sale	930	0	0
Debts of insolvent debtors written off	940	397 327	445 651
Security for obligations and payments obtained	950	87 316	87 204
Security for obligations and payments provided	960	614 692	209 216
Fixed asset depreciation	970	1 080	1 080
Depreciation of off-site service facilities and other	980	0	0

similar facilities			
Intangible assets obtained for use	990	0	0
Registered high-security forms	1000	4	4

PROFIT AND LOSS STATEMENT

for quarter I of 2007

		Codes	
Form No. 2 as per the Russian Classification of Management Documentation (OKUD)		0710002	
	Date (year, month, day)	007 03 1	
Organization JSC "Kuzbassenergo"	As per Russian Classification of Enterprises and Organizations (OKPO	10563800	
Tax payer Identification Number	INN	4200000333	
Activity type: industry	Classification of Economic Activities (OKVED)	40.10.11	
Legal Form / Property Category joint-stock company/joint Russian and federal ownership	As per Russian Classification of Organizational and Legal Forms / Russian Classification of Property Categories (OKOPF/OKFS)	47	41
Measurement Units , RUR thousand	As per Russian Classification of Measurement (OKEI)	384	

Item description	**Note**	**For**	**For the same**

		reporting period	period of the previous year
1	2	3	4
I. Earnings and Expenses Resulting from Ordinary Activities			
Net earnings from sale of goods, products, work, services (exclusive of VAT, excise taxes and other similar dues)	**010**	**5 770 201**	**6 581 437**
Cost value of goods, products, work, services sold	**020**	**(4 713 221)**	**(5 101 321)**
Gross profit	**029**	**1 056 980**	**1 480 116**
Selling expenses	030	(3 666)	(1 667)
Management expenses	040	0	0
Sales profit/loss	**050**	**1 053 314**	**1 478 449**
II. Other Earnings and Expenses			
Interest receivable	060	1 101	2 034
Interest payable	070	(48 849)	(28 209)
Income from participation in other organizations	080	-	-
Other earnings	090	3 228 184	105 147
Other expenses	100	(2 108 113)	(288 790)
Profit/Loss Before Tax	**140**	**2 125 637**	**1 268 631**
Deferred tax assets	141	20 804	21 798
Deferred tax liabilities	142	(97 362)	(26 090)
Current profit tax	150	(337 230)	(348 116)
Other similar dues	180	19 190	(703)
Net profit (undistributed profit (loss) of accounting period) (lines 160+170-180+184)	**190**	**1 731 039**	**915 520**
AS REFERENCE			
Permanent tax liabilities (assets)	200	(96 365)	47 936
Basic earnings (loss) per share	201	-	-
Diluted earnings (loss) per share	202	-	-

DETAILS OF SPECIFIC PROFITS AND LOSSES

Item description	**Note**	**For the reporting period**		**For the same period of the previous year**	
		Profit	**Loss**	**Profit**	**Loss**
1	2	3	4	5	6
Penalties, interest fines, and liquidated damages admitted or payable in accordance with court (arbitration) decision	210	1 156	15 322	1 651	312
Profit/loss of previous years	220	(769)	(728)	7 765	4 643
Indemnity for losses arising from nonperformance or improper performance of obligations	230	0	0	0	0
Exchange rate differences					

arising from foreign exchange operations profit	240	-	-	-	17
Deductions to assessed reserves	250	X	411 148	X	-
Accounts receivable and accounts payable written off due to expired period of limitation	260	10 000	48 486	-	-

7.3. Consolidated financial statements of the issuer for the most recently closed fiscal year
The consolidated financial statements of the Issuer for 2006 will be disclosed in the Issuer's quarterly report for quarter II of 2007 year.

7.4. Information concerning the issuer's accounting policy
Regulations for the Accounting Policy for the purposes of bookkeeping and tax accounting for 2007 year were approved by the decree of JSC «Kuzbassenergo»№732 dd. 29.12.2006.
Regulations for the Accounting Policy of the JSC "Kuzbassenergo" for 2007 year are provided in the Appendix 2.

7.5. Information concerning total exports and exports as a percentage of total sales

The issuer does not perform export of energy out of the territory of Russian Federation.

7.6. Information concerning value of the issuer's immovable property and significant changes to composition of the issuer's property after final date of most recently closed fiscal year

Significant changes in the structure of the issuer's property took place due to:

1. Liquidation of the subsidiary Open joint stock company "Kuzbasshydroenergostroy" according to the extract from the Unified State register of legal entities on activity closure of legal entity due to its liquidation under the Court decision from February, 15,2007.
2. Liquidation of subsidiaries of the JSC "Kuzbassenergo": Novo-Kemerovskaya TPP, Kemerovskaya TPP, Heat grids administration according to the resolution of the Board of Directors of JSC «Kuzbassenergo»dd. March, 28,2007 (Minutes 318/12) and creating the Kemerovo subsidiary on the basis of the subsidiary of JSC «Kuzbassenergo»– "Kemerovskaya HPP".
3. After the sale of ordinary shares of the JSC "West-Siberian TPP" through the public auction on March, 29,2007, sharing of the issuer in the authorized capital of the JSC "West-Siberian TPP" decreased from 50%+1 share to 0%. The date of the issuer sharing in the authorized capital of the JSC "West-Siberian TPP" change is March, 30, 2007.
4. After the sale of ordinary shares of the JSC "South-Kuzbass HPP" through the public auction on March, 15,2007, sharing of the issuer in the authorized capital of the JSC "South-Kuzbass HPP" decreased from 50%+1 share to 0%. The date of the issuer sharing in the authorized capital of the JSC "West-Siberian TPP" change is April, 12,2007.

Price of immovable property at end of the reporting period

	Overall value, RUR thousand (account 01)	Depreciation accrued (account 02)	Depreciated cost, RUR thousand
Fixed assets value, total	48 336 424	30 678 531	17 657 893
Including: buildings	9 715 318	3 703 482	6 011 836
Constructions	13 554 825	8 173 033	5 381 792
Lands	440 101	0	440 101

7.7. Information concerning the issuer's participation in legal proceedings in the event that such participation may have a significant impact on the issuer's financial and economic activity:

Information concerning the issuer's participation in legal proceedings (current proceedings the amount of claim in which exceeds 10 million rubles) that may have a significant impact on the issuer's financial and economic activity:

1. Claims and actions brought to JSC «Kuzbassenergo»and examined as of 01.04.2007:

1) action brought by the Ministry of Finances of the RF concerning recover the principal debt under the contract of debt, interests for loan use and interests for foreign money terms use to the sum of RUR 62 985 277,58.

Appeal case was satisfied partially by the Resolution of the Arbitration court of first instance on 02.12.2005 and new juridical act concerning recover the debt amounted to RUR 10 000 000 and the state duty amounted to RUR 62 500 was accepted.

By the Resolution of the Court of review dd. 03.03.2006 the case was remanded for a new trial.

At the juridical sitting spent on May, 17,2006 JSC "Kuzbassenergo" presented a petition for the case examining with the arbitration assessors. By the Resolution of the court of first instance dd. 24.08.2006 it was refused in claims satisfaction.

By the Resolution of the Arbitration court of first instance dd. 13.11.2006 the decision was left unchanged. By the Resolution of the court of appellate instance dd. 27. 02.2007 the court decision and resolution of the appellate instance were left unchanged.

2) Action brought against the Public enterprise "Kuzbass centre of energy saving" to recover a debt of target assets assignments for the regional program of energy saving realization to the sum of RUR 115 468 115,30.

By the decision of the Arbitration court of Kemerovo region dd. 25.12.2006 the sitting was fixed on 31.01.2007. By the Decision dd. 31.01.2007 the sitting of the court was delayed on 19.02.2007. By the Decision dd. 19.02.2007 the sitting of the court was delayed on 06.03.2007. By the Decision dd. 06.03.2007 the sitting of the court was delayed on 09.04.2007.

3) Action brought against the Public enterprise "Kuzbass centre of energy saving" to recover a debt of target assets assignments for the regional program of energy saving realization to the sum of RUR 14 185 630. By the Resolution of the Arbitration court of first instance the claim was satisfied to the sum of RUR 13 737 160. By the resolution of the Arbitration court of appellate instance dd. 26.12.2006 the decision was left unchanged. By the Decision of the court of review of the West-Siberian district dd. 16.03.2007 the appeal examination was fixed on 03.05.2007.

6) action brought by the JSC "Altayenergo" for the principal debt interests recover under the credit contract, also forfeit for the principal debt, forfeit for arrears interests, commission charges for loan account management, forfeit for commission charge equal RUR 16 440 440. By the resolution of the Arbitration court of the city of Moscow the case examining was fixed on 28.03.2007.

VIII. Additional Information Concerning the Issuer and Issue-Grade Securities Placed by the Issuer

8.1. Additional information concerning the issuer

8.1.1. Information concerning the amount and structure of the issuer's authorized (pooled) capital (unit trust)

Information concerning the Issuer's authorized capital

Amount and structure of the issuer's authorized capital (RUR): 606 163 800.
Authorized capital breakdown by share category:
Ordinary shares:
total amount (RUR): ***606 163 800.***
share in the authorized capital: ***100,00 %.***
Preference shares: ***no such shares***

A portion of shares of JSC "Kuzbassenergo" in the form of depositary receipts (American depository receipts) are traded outside the Russian Federation.
Level and status of the program: ***First-level sponsored ADRs for ordinary shares. Number of ordinary shares per DR =10***

Depository Bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement had been signed on October,23, 1997. ADRs are traded at the Berlin and Frankfurt stock exchanges.

As of 31.03.2007 number of shares deposited for depository receipts equaled pcs., which amounts to % of the authorized capital and of the total votes number.

8.1.2. **Information concerning changes in the amount of the issuer's authorized (pooled) capital (unit trust)**

For the past five years, the authorized capital of JSC "Kuzbassenergo" has remained unchanged.

8.1.3. Information concerning establishment and utilization of the issuer's reserve fund and other funds

Amount of the reserve fund is determined by the company's Articles and is not be less than 5 (five) % of the company's authorized capital. ***The reserve fund is to be formed by way of obligatory annual***

payments to reach an amount provided by the Company's Articles. Amount of annual payments is provided by the Company's Articles and is not to be less than 5 (five)% of the Company's net profit. Expenditure of the reserve fund bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's shares redemption in case of other assets lack.

Information concerning the reserve fund and other funds of the Company from 2002 till 2006 (RUR, thousand).

Index description	Balance at beginning of reporting year	Earnings in reporting year	Charged (used) in reporting year	Balance at end of reporting year
2002				
Reserve fund	13 841	2 977	-	16 818
2003				
Reserve fund	16 818	-	-	16 818
2004				
Reserve fund	16 818	40	-	16 858
2005				
Reserve fund	16 858	-	-	16 858
2006				
Reserve fund	16 858	13 450	-	30 308

Information concerning the reserve fund and other funds of the Company for quarter I of 2007 (RUR thousand).

Index description	Balance at beginning of reporting period	Earnings in reporting period	Charged (used) in reporting period	Balance at end of reporting period
Reserve fund	30 308	-	-	30 308
Reserve fund	362 373	-	-	362 373
Reserve fund	7 914	-	16	7 898

8.1.4. Information concerning procedure for convening and holding meeting (session) of the issuer's supreme management body

The supreme management body of the Issuer is the General Meeting of Shareholders.

The procedure for notification of the upcoming General Meeting of Shareholders of the Company:

Notification of the General Meeting of Shareholder's convocation is send (or delivered) to the person indicated in the list of persons entitled to participate in the General Meeting of Shareholders together with the voting papers and is published by the Company no later than 20 (twenty) days prior to the date of the shareholders' meeting, and the announcement on shareholder's meeting holding which agenda contains the issue on reorganization is published in the "Russian Gazette" newspaper not later than 30 (thirty) days prior to the date of the shareholders' meeting.

In case when a person registered in the register of shareholders of the Company is a nominal holder of shares, the announcement on holding a General meeting of shareholders is sent to the address of the

nominal holder if no other postal address to which the announcement on holding a General meeting of shareholders is to be sent, is contained in the list of persons authorized to participate in the General meeting of shareholders.

Voting papers on for voting on the issues of the agenda are sent by registered letter to the address indicated in the register of shareholders or are handed over on receipt to every person indicated in the list of persons authorize to participate in the General meeting of shareholders not later than 20 days (twenty days) prior to the date of the General meeting of shareholders.

One copy of voting paper over all issues of agenda or one copy of two or more voting papers over the different issues are submitted to each person included in the list of persons entitled to participate in the General meeting of shareholders

Persons (bodies) who are authorized to convoke (demand holding) of an extraordinary meeting (session) of the supreme management body of the issuer and the procedure of addressing (making) such demands:

Bodies authorized to convoke (demand holding) of the extraordinary meeting are:

- *The Board of Directors of the Company on its own initiative;*
- *Auditing Committee of the Company:*
- *Auditor of the Company;*
- *Shareholder (shareholders) which own(s) at least 10 (ten) per cent of voting shares in the Company as of the date of demand.*

The Extraordinary General meeting of shareholders of the Company is held by the decision of the Board of Directors of the Company by the demand of a Auditing Committee of the Company, of the Auditor of the Company and also of a shareholder (shareholders) owning not less than (10 % ten per cent) of voting shares of the Company as of the date of making the demand.

The demand on holding the Extraordinary General meeting of shareholders of the Company should contain the issues subject to including in the agenda of the meeting.
The person (persons) demanding convocation on an extraordinary General meeting of shareholders of the Company are authorized to submit draft resolution of the Extraordinary General meeting of shareholders of the Company, suggestions on the form of holding on the General meeting of shareholders.

In case the demand on holding the Extraordinary General meeting of shareholders of the Company comes from a shareholder (shareholders) it should contain the name (names) of the shareholder (shareholders) demanding the convocation of the meeting with indication of the number, the category (types) of shares of the Company belonging to him (them).
The demand on convocation of the Extraordinary General meeting of shareholders of the Company is signed by the person (persons) demanding convocation of the Extraordinary General meeting of shareholders of the Company.

<u>The procedure of determination of the date of holding a meeting (session) of the supreme management body of the issuer:</u>

The determination of the date of the General meeting of shareholders holding falls under exclusive competence of the Board of Directors of the Company. At preparation to holding the General meeting of shareholders the Board of Directors determines the date of the General meeting of shareholders. The annual General meeting of shareholders is held not earlier than months after and not later than six months after the end of the fiscal year.

At the demand of the Auditing Committee of the Company, of the Auditor or shareholders (shareholder) owning not less than 10 (ten) per cent of voting shares of the Company the Extraordinary General meeting of shareholders should be held within 40 (forty) days from the moment of submission of the demand on holding the Extraordinary General meeting of shareholders of the Company. In case the suggested agenda of the extraordinary General meeting of shareholders

contains an issue of election of members of the Board of Directors of the Company or the Auditing Committee , the General meeting should be held within 70 (Seventy) days from the moment of submission of the demand on holding the Extraordinary General meeting of shareholders.

Persons authorized to put forward suggestions to the agenda of the meeting (session) of the supreme management body of the issuer:
Shareholders (shareholder) of the Company in the aggregate owning not less than 2 (two) per cent of voting shares of the Company are authorized to submit issues to the agenda of the annual general meeting of shareholders and propose a candidature for the Board of Directors and the Auditing Committee of the Company within 90 days after the end of the fiscal year; the number of candidates may not exceed the quantitative composition of the corresponding body.

Persons authorized to familiarize themselves with information (materials) submitted for preparation and holding of a meeting (session) of the supreme management body of the issuer and the procedure of familiarization with such information (materials):

Persons authorized to participate in the General meeting of shareholders have a right to familiarize themselves with information submitted for preparation and holding of the meeting of shareholders.
The list of persons authorized to participate in the General Meeting of shareholders is made according to the data contained in the Company's shareholders register.

Information (materials) on the issues of the agenda of the general meeting of shareholders must be accessible for persons participating in the general meeting of shareholders in premises of the executive body of the Company and other locations the addresses of which are indicated in the announcement of holding of the general meeting of shareholders within 20 (twenty) days and in case of the general meeting the agenda of which contains an issue of reorganization of the Company, within 30 (thirty) days prior to holding of the general meeting of shareholders.
The indicated information (materials) must be available to the persons participating in the general meeting of shareholders during the meeting.
The procedure of familiarization of persons authorized to participate in the general meeting of shareholders with information (materials) on the issues of the agenda of the general meeting of shareholders and the list of information (materials) are determined by the resolution of the Board of Directors of the Company.

Procedure of announcement (informing the shareholders (participants) of the Issuer) of the resolutions accepted by the supreme management body of the issuer, also of voting results:
Resolutions accepted by the General Meeting of Shareholders of the Company, also voting results are published by the Company in "Russian Gazette" newspaper no later than 10 days after the voting minutes making in the form of voting results report. Besides, if the General meeting of shareholders is held as joint presence, the voting results over the agenda of the General meeting of shareholders are announced at the general meeting of shareholders.

8.1.5. Information concerning profit-making organizations in which the issuer owns at least 5 percent of authorized (pooled) capital (unit trust) or at least 5 percent of ordinary shares

The information concerning joint-stock companies (subsidiaries and dependent companies) in which JSC "Kuzbassenergo" is a shareholder and owns at least 20% of the total number of ordinary shares is provided in paragraph 3.5 of this report.

Information concerning profit-making organizations in which the issuer owns at least 5 percent of authorized capital

Full and brief trade name: Limited liability company "Yugo-Zapad", "Yugo-Zapad" ltd.
Location: Russia, Kemerovo, Predzavodskaya str., 10
Share of the issuer in the authorized capital of legal entity: 7.69%
Share of legal entity in the issuer's authorized capital: none.

Full and brief trade name: Limited liability company ***"Zhurnal TEC and Kuzbass resources" , "Zhurnal TEC and Kuzbass resources" Ltd.***
Location: ***Russia, Kemerovo, 650099Sovetsky prospect, 63***
Share of the issuer in the authorized capital of legal entity: ***6.7 %.***
Share of legal entity in the issuer's authorized capital: none.

8.1.6. Information concerning material transactions executed by the issuer

In pursuance of the resolution accepted by the Extraordinary General Meeting of Shareholders of JSC "Kuzbassenergo" on December,25,2006 (Minutes №16 dd.09.01.2007) sales contracts of property being the material transaction amount of obligations under which equals 16,6% of the Issuer's assets book value were executed:

- power industrial and technological complexes acquisition by the company;
- immovable acquisition by the company;
- immovable of the Barnaulskaya heating station acquisition by the company;
- transport vehicles acquisition by the company;
- movables acquisition by the company;
- coal acquisition by the company;
- residual oil acquisition by the company;
- chemical reagent acquisition by the Company.

Contract parties:
- Seller: Open joint stock company of energy and electrification of Altay region "Altayenergo"
- Buyer: Kuzbass open joint stock company of energy and electrification.
- Beneficiary: Russian open joint stock company of energy and electrification "UES of Russia".
Subject and price of transaction:

Sales and purchase contract №1471 of industrial and technological power complexes. The Seller undertakes to hand over in the Buyer's ownership , and the Buyer undertakes to take over and pay off the following industrial and technological power complexes (hereinafter ITPC):
- industrial and technological power complex of Barnaulskaya TPP-1 located: Altay region, Barnaul, Kulagin str., 16a ;
- industrial and technological power complex of Barnaulskaya TPP-2 located: Altay region, Barnaul, Brilliantovaya str., 2;
- industrial and technological power complex of Barnaulskaya TPP-3 located: Altay region, Barnaul, Traktovaya str., 7; between the Ob river entry in the Gonba village and the Ob river flood-plain, Krasnoyarskaya str., 780.

Price of the ITPC amounts to RUR 1 439 306 746,40 including VAT.

Sales and purchase contract №1472 of immovable of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Biysk heating grids.
Price of the property amounts to RUR 630 470 490,68 including VAT.

Sales and purchase contract №1473 of immovable of Barnaulskaya heating plant.
Price of the property amounts to RUR 359 628 844 except VAT.

Value added tax is paid in addition to the mentioned price in accordance with the legislation in force of the Russian Federation.

Sales and purchase contract №1474 of transport vehicles:
Price of the property amounts to RUR 12 129 704 except VAT. Value added tax is paid in addition to the mentioned price in accordance with the legislation in force of the Russian Federation.

Sales and purchase contract №1475 of movables:
Price of the property amounts to RUR 890 597 982 except VAT. Value added tax is paid in addition to the mentioned price in accordance with the legislation in force of the Russian Federation.

Sales and purchase contract of coal.
Price of property amounts to RUR 255 493 290 including VAT.
Sales and purchase contract of residual oil.
Price of property amounts to RUR 38 897 671,29 including VAT.

Sales and purchase contract of chemical reagent.
Price of property amounts to RUR 2 675 206,51 including VAT.

Transactions the amount of obligations under which equals 5 percent or more of the book value of assets of JSC "Kuzbassenergo" executed in the quarter I of 2007.

№	**Number and date of a contract**	**Counteragent's name**	**Subject of a contract**	**Value subjected to be paid to JSC "Kuzbassenergo", RUR**
.	Without number dd. 15.03.2007	Ltd. "Investenergoproject" (buyer); RAO "UES of Russia", JSC "Kuzbassenergo", JSC "Siberian Coal and Energy Company" (sellers)	Sale and purchase of ordinary shares of JSC "West-Siberian TPP"	3 053 135 743,51
2	Without number dd. 29.03.2007	Ltd. "Mechel-energo" (buyer); RAO "UES of Russia", JSC "Kuzbassenergo", JSC "Siberian Coal and Energy Company" (sellers)	Sale and purchase of ordinary shares of JSC "South-Kuzbass HPP"	3 561 991 700,76

8.1.7. Information concerning the issuer's credit ratings

For the past five fiscal years nor the issuer nor his securities were not assigned by credit ratings.

8.2 Information about each category (type) of the issuer's shares

Full name of share category/type: ***ordinary shares***
Par value : ***1 (one) ruble***
Number of shares from the issuance: ***606 163 800 pcs.***

Resolution of FCSM of Russia № 03-1210/p dd. 24.06.2003 unified additional issues of issue-grade securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issuance of the Kuzbass joint stock company of energetics and electrification were cancelled:
39-1n-00734 dd. 25.07.1994 (method of placement: closed subscription; period of placement: 12.01.1994- 21.01.1994; current status of issuance: placement was completed; number of actually placed issuance by the CB in accordance with the issuance report: 3030819 pcs.)
39-1-00970 dd. 23.11.1995 (method of placement: distribution among he shareholders; period of placement: 23.11.1995 – 23.11.1995; current status of issuance: placement was completed; number of actually placed issuance by the CB in accordance with the issuance report: 603132981 pcs.)
Aforementioned issuance of ordinary shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
On July 2003 joining of additional issues in the register of owners of nominal securities of JSC "Kuzbassenergo" was carried out by the registrar – JSC "Central Moscow Depositary".
There are no declared shares.

Rights of holder of ordinary shares:

Each ordinary share of the Company provides to the shareholder who owns it the same volume of rights.

Shareholders owning ordinary shares in the Company have the following rights:

- *to participate in person or through their agents in the General Meeting of Shareholders of the Company and to vote on all issues within its jurisdiction;*
- *to make motions regarding the agenda of the General Meeting of Shareholders in accordance with the procedure provided for by the law of the Russian Federation and this Articles;*
- *to receive information on the Company's activities and familiarize themselves with the documents of the Company in accordance with article 91 of the Federal law "On joint stock companies", by other legal acts and this Articles;*
- *to receive dividends announced by the Company;*
- *to have a preemptive right as far as additional shares and issue-grade securities convertible into shares floated through public subscription are concerned in the amount proportional to the number of ordinary shares belonging to them;*
- *to receive part of the Company's property in case of its liquidation;*
- *to exercise other rights stipulated by the legislation of the Russian Federation , this Articles and resolutions of the General meeting of shareholders accepted in accordance with its jurisdiction.*

Other rights of holder of ordinary shares stipulated by the legislation of the Russian Federation:

- Convertibility of ordinary shares into the preferred shares, bonds and other securities is not allowed (item 3 of art. 31 of the Law of RF "On joint stock companies").

- Shareholders of the company have pre-emptive right to acquire additional shares placing through the public subscription and the issue-grade securities convertible into the Company's shares in an amount proportionate to the number of this category (type) of shares owned by them.

Shareholders of the Company who voted against or who did not participated in voting over the issue of placement of shares or the issue-grade securities through the close subscription converted into the shares have pre-emptive right to acquire additional shares and the issue-grade securities converted into the shares placed through the close subscription in an amount proportionate to the number of this category (type) of shares owned by them.

The mentioned right is apply to the placement of shares and other issue-grade securities convertible into the shares executed through the close subscription among the shareholders only, if the

shareholders have possibility to acquire the whole number of the placed shares and other issue-grade securities convertible into the Company's shares in an amount proportionate to the number of this category (type) of shares owned by them. (item 1 art. 40 of the Law of RF 'On joint stock companies".

- if the decision being the basis for additional shares and issue-grade securities placement convertible into the Company's shares is accepted by the General meeting of shareholders of the company, the list of persons having pre-emptive right to acquire additional shares and issue-grade securities convertible into the Company's shares is made according to the data of shareholder's register as of the date of making the list of persons who have right to participate in such a general meeting of shareholders. In the other cases the list of persons having pre-emptive right to acquire additional shares and issue-grade securities convertible into the Company's shares is made according to the data of shareholder's register as of the date of decision making which is the basis for placement of additional shares and issue-grade securities convertible into the shares.

To draw up the list of persons having pre-emptive right to acquire additional shares and issue-grade securities convertible into the shares, the nominal holder of shares is to submit information concerning the persons in whose interest he holds the shares (item 2 art. 40 of the Law of RF "On joint stock companies".

- Persons having pre-emptive right to acquire additional shares and issue-grade securities convertible into the shares are to be informed about a possibility to exercise their pre-emptive rights stipulated by the art. 40 of the Law of RF "On joint stock companies"). to inform about shareholders meeting holding.

Notification is to contain information about the number of placing shares and issue-grade securities convertible into the Company's shares, value of its placement or procedure of placement value determining (including its placement value or procedure of placement value determining while the purchaser is executing his pre-emptive right), procedure of determination securities number to be acquired by each person having pre-emptive right to its acquisition, also about an order under which the applications of these persons to acquire shares and issue-grade securities convertible into the company's shares are to be sold in the Company, and about the period when the applications are to be in the company (hereinafter - pre-emptive right duration) (item 1, art. 41 of the Law of RF "On joint stock companies").

Pre-emptive right duration may not be less than 45 days from the date of the notice sending (deliver) or publishing if otherwise is not stipulated by this item (item 2, art. 41 *of the Law of RF "On joint stock companies").*

Person having pre-emptive right to acquire additional shares and issue-grade securities convertible into the company's shares has right to exercise his pre-emptive right whole or partially by way of written application in the company for purchase of shares and issue-grade securities convertible into the company's shares.

Application is to contain a name of the applicant, his residence or location and number of purchased securities.

A document proving payment is to be attached to the application for purchase of shares and issue-grade securities convertible into the company's shares except the case stipulated by the par. 2 of the item 2 if this article.

If the decision is a base for placement of additional shares and issue grade securities convertible into the company's shares provides its payment by not monetary funds, the persons exercising pre-emptive right for these securities purchase have right by their own to pay off it by monetary funds. (item 3, art. 41 of the Law of RF "On joint stock companies").

The company has not right to place additional shares and issue-grade securities convertible into the company's shares to the persons who have not pre-emptive right to its purchase up to pre-emptive right expire date (item 4, art. 41 of the Law of RF "On joint stock companies").

- period an procedure for dividends payment are defined by the company's charter or by the resolution of the General meeting of shareholders concerning dividends payment. If the company's

charter does not define a period for dividends payment, such a period is not to exceed 60 days from the date when the resolution on dividends payment was accepted.

The list of persons having right to collect dividends is made as of the date of making the list of persons who have right to participate in the General meeting of shareholders where the resolution on the corresponding dividends pay off is to be taken.
To make the list of persons having right to collect dividends, the nominal shareholder is to give the data on the persons in whose interest he holds shares (item 4, art. 42 of the Law of RF "On joint stock companies").
- registration in the register of the company's shareholders is made by request of shareholder or nominal shareholder or by request of other persons within three days form the date of documents submitting prescribed by the standard acts of the Russian Federation in the cases stipulated by the Federal Law. Standard legal acts of the Russian Federation may fix the shorter period to make a record in the company's shareholders register (item, 1, art. 45 of the Law of RF "On joint stock companies").

- Holder of the company's shareholders register is to confirm his rights to the shares by request of a shareholder or a nominal shareholder having gave an extract form the company's shareholders register which is not a security (art 46 of the Law of RF "On joint stock companies").

- *Shareholder has right to appeal the decision accepted by the General meeting of shareholders having violate the requirements of this Federal Law, other standard acts of the Russian Federation, the company's charter in case if he had not participated in the General meeting of shareholders or had voted against the decision, furthermore if such a decision had violated his rights and legal interests.*

Such a claim may be handed to the court within six months from the date when the shareholder knew or should to know about accepted decision.
The court has right to uphold the appealed decision taking into consideration all the case circumstances if the voting of this shareholder could not affect voting results, committed violations are not essential and the decision did not entail losses to this shareholder (item 7, art. 49 of the Law of RF "On joint stock companies").

- The list of persons having right to participate in the General meeting of shareholders is to be submitted by the company for familiarization by request of the persons included in this list and owned at least 1 per cent of votes. At that information contained in these documents and postal address of natural persons included in this list is to be submitted by these persons approbation only.

Upon request of any interested person, the company is to give him an extract from the list of persons having right to participate in the General meeting of shareholders , or a reference that he was not included in the list of persons having right to participate in the General meeting of shareholders within three days (item 4, art. 51 of the Law of RF "On joint stock companies").

- A right to participate in the General meeting of shareholders is exercises by the shareholder as personally as through his representative.
Shareholder has right in any time to replace his representative at the General meeting of shareholders or participate in the General meeting of shareholders by his own (item, 1, art. 57 of the Law of RF "On joint stock companies").

- *In case of transfer of a share after the date of making the list of persons having right to participate in the General meeting of shareholders, and before the date of holding the General meeting of shareholders he person included in the list is to give a power of attorney for voting at the General meeting of shareholders to the purchaser in accordance with instructions of share purchaser. This rule applies to each successive event of share transfer (item 2, art. 57 of the Law of RF "On joint stock companies").*

- The company or shareholder (s) owned in aggregate at lest 1 per cent of the placed ordinary shares of the company has right to mount a suit against a member of the Board of directors (supervision committee) of the company, the Sole executive body of the company (director, general director), the temporary sole executive body of the company (director, general director), a member of the Corporate executive body of the company (the Management Board, directorate), as well as against the managing company (manager) concerning payment of damages caused to the company in the case mentioned by the par.1 of the item 2 of this present article.

The company or shareholder has right to mount a suit against a member of the Board of directors (supervision committee) of the company, the Sole executive body of the company (director, general director), the temporary sole executive body of the company (director, general director), a member of the Corporate executive body of the company (the Management Board, directorate), as well as against the managing company (manager) concerning payment of damages beared by him in the case mentioned by the par.2 of the item 2 of this present article (item 5, art. 71 of the Law of RF "On joint stock companies".

- Each shareholder – owner of shares of the definite categories (types), about which purchase a resolution was accepted, has right to sell the mentioned shares, and the company is to buy it.

If the total number of shares in which relation the applications for its purchase by the company were taken, exceeds number of shares that may be acquired by the company including restrictions fixed by this present article, the shares are to be acquired from shareholders proportionally the declared requirements (item 4, art. 72 of the Law of RF "On joint stock companies").

- Not later than for 30 days before the acquisition of shares, the company is to notify shareholders - owners of shares of the definite categories (types), the resolution about which purchase had been accepted.
Notification is to contain information mentioned in the paragraph 1 of the item 4 of article 72 (item 5, art. 72 of the Law of RF "On joint stock companies").

- Shareholders - owners of voting shares have right to demand redemption of all or of a part of shares belonging to them by the company in the following cases:

- *reorganization of the company or a large-scale transaction, the resolution on which approval is to be accepted by the General meeting of shareholders in accordance with the item 3 of article 79 of FL "On joint stock companies", if they had voted against the resolution on reorganization or against the approval of the mentioned transaction, or if they had not participated in voting on such matter;*
- *modifications and amendments in the company's charter or approval of the company's charter in new wording which restricts their rights if they had voted against the approval of the corresponding resolution or if they had not participated in voting (item 1, art. 75 of the Law of RF "On joint stock companies").*

- The list of shareholders having right to demand redemption of shares owned by them is to be made on the basis of the data of the company's shareholders register as of the date of making the list of shareholders having right to participate in the General meeting of shareholders which agenda contains the issues which may entail a right to demand redemption of shares subject to the voting in compliance with the FL "On joint stock companies" (item 2, art. 75 of the Law of RF 'On joint stock companies".

- The company is to redeem shares at the value fixed by the Board of Directors (Supervision Committee) of the company, but not lower a market value which is to be established by an independent evaluator, nonmetering its change due to the company's actions which entailed rising

of a right to demand shares evaluation and redemption (item 3, art. 75 of the Law "On joint stock companies").

- The company is to inform shareholders that they have right to demand redemption of shares belonging to them, also about a value and procedure of redemption (item 1, art. 76 of the Law of RF 'On joint stock companies").

- Announcement on the general meeting of shareholders holding, which agenda contains the issues which may entail a right to demand redemption of shares by the company subject to the voting in compliance with the FL "On joint stock companies" (item 1, art. 75 of the Law of RF 'On joint stock companies").
- demand of shareholder to redeem shares belonging to him is to be sent in written form in the company, together with indication of his residence (location) and number of shares which redemption he demands. Signature of shareholder – natural person, as well as his representative made on the shareholder's demand to redeem shares owned by him and on the withdrawal of demand is to be certified by the notary or by the holder of the company's shareholders register.
Shareholder's demands to redeem shares owned by him (them) by the company are to be submitted to the company not later than 45 days after the date when the corresponding decision was made by the General meeting of shareholders.
Since the moment of receipt by the company of shareholder's demand to redeem shares owned by him until the moment of recording in the shareholders register of ownership transfer for the redeemed shares to the company o until the moment of withdrawal of demand to redeem these shares, the shareholder has not right to make transactions concerning alienation or charge to the third parties thereof. What about the holder of the mentioned register makes the corresponding record in the company's shareholders register.
Withdrawal of demand by the shareholder to redeem shares owned by him is to be submitted in the company within the period stipulated by the paragraph 2 of this item (item 3, art. 76 of the Law of RF "On joint stock companies").

- At the expiration of the period mentioned in the paragraph 2 of item 3 of this article the company is to redeem shares from shareholders declared demands on redemption within 30 days (item 4, art. 76 of the Law of RF "On joint stock companies").

- Redemption of shares by the company is exercises at value indicated in the announcement on the general meeting holding, which agenda contains the issues which may entail a right to demand redemption of shares subject to the voting in compliance with the FL "On joint stock companies".
Total amount of funds assigned by the company to shares redemption may not exceed 10 per cent of the net value of the company's assets as of the date of decision making which entailed arising of shareholder's right to redeem shares owned by them.
In case if the total number of shares in which relation demands of redemption were declared exceeds the number of shares which may be redeemed by the company taking into account the abovementioned restriction , the shares are to be redeemed from shareholders proportionate to the demands declared. (item 5, art. 76 of the Law of RF "On joint stock companies") .

- Holders of securities to whom a voluntary or obligatory proposal was directed, have right to accept it through a deliver of an application for securities sale to the postal address indicated in the voluntary or obligatory proposal, or if the corresponding proposal stipulates thereof, by way of such application submitting to the address indicated in the voluntary or obligatory proposal.

Application for securities sale is to contain class, category (type) and number of securities which the holder of securities is going to sell to the person submitted voluntary or obligatory proposal, also a type of payment thereof.

Application for sale of shares on the basis of the voluntary proposal may also contain a minimum number of shares which the shareholder is going to sell in the case stipulated by the item 5 of article 84.3 of FL "On joint stock companies".

Holder of securities has right to withdraw his demand for securities sale before the expire date for voluntary or obligatory proposal accepting in case if he sent application for securities sale to the person who had sent a competing proposal to the company in accordance with art. 84.5 of FL "On joint stock companies". In such a case withdrawal of application for securities sale is executed in order prescribed by this present item until the voluntary or obligatory proposal accepting.

In case of receipt of more than one application for securities sale from securities holder until the final date to accept voluntary of obligatory proposal by the person sent thereof, an application having the latest calendar date, but in case of its lack an application received the latest (item 4, art. 84.3 of the Law of RF "On joint stock companies".

- The person sent voluntary or obligatory proposal has right to change proposal concerning incase of value of the purchasing securities and (or) decreasing a period for pay off the purchasing securities.

In case of increase of a value of the purchasing securities on the ground of voluntary or obligatory proposal together with the corresponding modifications of the voluntary of obligatory proposal, banking warranty is to be provided. Banking warranty is to ensure liabilities execution under such proposal in full volume taking into account increase of a value of the purchasing securities.

If a competing proposal is received in the open joint stock company stipulated by the art. 84.5 of the Federal Law "On joint stock companies", the person submitted voluntary or obligatory proposal has right to accept it but no more than until the final date for the last competing proposal accepting.

Making changes in the voluntary or obligatory proposal are valid for all holders of securities, including those who sent applications for securities sale until the corresponding proposal change (item 1, art. 84.4 of the Law of RF "On joint stock companies").

- The person that in the result of voluntary or obligatory proposal for purchase of all securities of the company stipulated by the item 1 of art. 84.2. of the Federal Law "On joint stock companies became a holder of more than 95 per cent of the total number of stock company's shares mentioned in the item 1 of art. 84.1 of the Federal Law "On joint stock companies" taking into account the shares owned by him and his affiliated persons is to redeem the remained shares owned by the other persons of the open stock company, also issue-grade securities convertible into such shares of open stock company by their owner's request (item 1 art. 84.7 of the Law of RF "On joint stock companies".

- The person mentioned in the item 1 of art. 84.7 of FL "On joint stock companies" is to within 35 days from the date of purchase of the corresponding share of securities send notification to the holders of securities having right to demand share redemption that they have such a right now (item 2, art. 84.7 of the Law of RF "On joint stock companies").

-Demands of holders to redeem securities owned by them may be submitted not later than in 6 months from the date when the notification about a right to demand securities redemption by the open joint stock company were sent them.

Demands of holders to redeem securities owned by them are to be sent by the holders of these securities to the person mentioned in the item 1 of this present article with the attached documents confirmed withdrawal of the redeemed securities form the personal account (deposit) of securities holder for its further transfer to the personal account (deposit) of the person mentioned in the item 1 of this article.

Holder's demands of securities redemption owned by them are to contain class, category (type) and number of securities for redemption.
Holder of securities is to transfer securities free of any rights of the third persons (item 4 art. 84.7 of the Law of RF "On joint stock companies".

8.3. Information concerning previous issuances of issue-grade securities of the issuer other than the issuer's shares

Ordinary shares are in circulation only; the issuer did not issued other issue-grade securities.

8.3.1. Information concerning issuances all securities from which were paid off (cancelled)

Ordinary shares are in circulation only; the issuer did not issued other issue-grade securities.

8.3.2. Information concerning issuances securities from which are outstanding

Ordinary shares are in circulation only; the issuer did not issued other issue-grade securities.

8.3.3. Information concerning issuances with respect to securities from which the issuer did not fulfill the issuer's obligations (failure)

Ordinary shares are in circulation only; the issuer did not issued other issue-grade securities.

8.4. Information concerning the person(s) who provided collateral against bonds from the issuance

Issuer did not issue and float any bonds.

8.5. Conditions for securing the performance of obligations with respect to bonds from the issuance

Issuer did not issue and float any bonds.

8.5.1. Conditions for securing the performance of obligations with respect to mortgage-backed bonds

The issuer did not issue mortgage-backed bonds.

8.6. Information concerning entities recording the rights to the issuer's issue-grade securities

Registrator is keeping Register of JSC «Kuzbassenergo»securities holders.
Full trade and brief name: ***Open Joint Stock Company "Central Moscow Depository", JSC "Central Moscow Depository" or JSC "CMD".***
Location: ***107078, Moscow, Orlikov pereulok str., №3 build. B***
License: to accomplish register keeping activity
License number: ***10-000-1-00255***
Date of issuance: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing authority: ***Federal Commission for Securities market of Russia***

Registrator is keeping the issuer's securities register from January, 3, 2002
The Issuer according to the contract concluded with the registrator JSC "Central Moscow Depository" on 19.06.2001 (FE) - №49/OW fulfill the functions of transfer-agent.

Location: ***№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia***

Postal address: ***650000, Kemerovo, GSP-2, Kuznetsky prospect, № 30***
Tel/fax: ***(384-2) 29-37-61***

Information about JSC "Central Moscow Depository", also about transfer-agents of the registrator is available on the Website of the Company in section "To the shareholders and investors" on the page: *http://www.kuzbassenergo.ru/invest/*

8.7. Information concerning the laws governing the issues of capital import/export which may influence dividend, interest and other payments to non-residents

Federal law No. 173-FZ "On currency regulation and currency control" dd. December,10, 2003 (ed. 29.06.2004) is the principal legislative deed adjusting the issues on the capital import and export.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between the Russian Federation and foreign countries.
Nowadays a regime of double taxation avoiding is in force with more then 50 countries.
For example:

1. ***Federal Law №167-FL " dd. 17.07.1999 "Ratification of the Agreement between the Government of the Russian Federation and the Government of Cyprus republic on double taxation avoiding in relation of profit tax and capital tax".***
2. ***Federal Law №18-FL dd. 08.02.1998 "Ratification of the Convention between the Government of the Russian Federation and the Government of French republic on double taxation avoiding and prevention of a tax bilk and law violation in relation of profit tax and property tax"***
3. ***Federal Law № 65-FL dd. 19.03.1997 "Ratification of the Convention between the Government of the Russian Federation and the Government of United Kingdom of Great Britain and North Ireland double taxation avoiding and prevention of tax bilk concerning profit tax and property price appreciation" and Agreement between the Government of the Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded through the notes exchange dd. 15.02.1994.***
4. ***Convention concluded between the RF Government and the Government of Kazakh Republic dd.18.10.1996 "To avoid a double taxation and prevent a tax payment deviation in relation of profit tax and property tax".***
5. ***Federal Law № 158-FL dd.18.12.1996 "Ratification of the Agreement between the Russian Federation and Federal Republic of Germany on double taxation avoiding in relation of profit tax and property tax".***
6. ***Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk in relation of profit tax and capital tax (Washington, 17.06.1992).***
7. ***Agreement concluded between the RF Government and Ukraine Government dd. 08.02.1995 "To avoid a double taxation and prevent a tax payment deviation in relation of profit tax and property tax".***
8. ***Federal Law №69-FL dd. 14.06.2002 "Ratification of the Agreement concluded between the Government of the Russian Federation and the Government of Tajikistan on double taxation avoiding and prevention a tax bilk in relation of profit tax and capital tax".***
9. ***Federal Law № 60-FL dd. 28.05.2001 "Ratification of the Agreement concluded between the Government of the Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"***

8.8. Description of procedure for taxation of income from the issuer's issue-grade securities (to be) placed

Procedure for taxation of income from the issuer's securities is guided by the Tax Code of the Russian Federation.

Information reflected in this item bears common nature. It is based on the Russian legislation as of the date of this present report making and may be undergone modification in future.

In accordance with the Chapter 25 of the Tax Code of Russian Federation, profit tax of legal persons – tax residents of RF at the floated securities in form of dividends shall be levied at the rate equal 9%; foreign legal entities – non-residents of RF – at the rate equal 15%.

In accordance with Chapter 25 of the Tax Code of the Russian Federation (part II) corporate income tax levied on the tax residents of the Russian Federation for issue-grade securities to be placed in the form of dividends is charged at a 9% rate; on foreign legal entities (non-residents of the Russian Federation) at a 15% rate (art. 284).

Tax payment procedure and period: Income taxes in the form of dividends are levied at the source of payment of this income and transferred to the budget by a tax agent which made a payment within 10 days of the date of payment of income (art. 287).

Specifics of the procedure for taxation of income of legal entities resident in the Russian Federation:
The amount of tax deducted from income of the taxpayer receiving dividend is calculated by the tax agent based on the total amount of tax and the stake of each taxpayer in the total amount of dividends.

The total amount of income is determined as tax rate multiplied by the difference between the amount of dividends distributable among shareholders (participants) in the current tax period, minus the amount of dividends payable by the tax agent to foreign entities and/or natural persons non-resident in the Russian Federation in the current tax period, and the amount of dividends received by the tax agent himself/herself in the current reporting (tax) period and the previous reporting (tax) period if these amounts of dividends did not participate earlier in the calculation for determination of taxable income in the form of dividends. In the event that a negative difference is received, no obligation to pay tax will occur and no reimbursement from the budget will be made (art. 275).

Specifics of the procedure for taxation of income of foreign legal entities non-resident in the Russian Federation in the form of dividends: In the event that a Russian entity – tax agent pays dividends to a foreign entity the tax base of the taxpayer receiving dividends for each such payment is determined as the sum of paid dividends (art. 275).

Avoidance of double taxation

Income received by a Russian entity at sources outside the Russian Federation is considered in the determination of its tax base. The aforesaid income is considered in full inclusive of expenses incurred both in the Russian Federation and beyond.

In the determination of tax base expenses incurred by a Russian entity with respect to the receipt of income at source outside the Russian Federation are deducted in accordance with the procedure and in the amounts established by Chapter 25 of the Tax Code of the Russian Federation.

The amounts of tax paid in accordance with the legislation of foreign countries by a Russian entity are set off in the payment of tax in the Russian Federation by this entity. The amount of set-off taxes paid outside the Russian Federation may note exceed the amount of tax payable by this entity in the Russian Federation

Set off is performed provided that a taxpayer submits a document confirming the payment (withholding) of tax outside the Russian Federation: for taxes paid by an entity itself a document certified by the tax authority of the respective foreign country and for taxes withheld in accordance with the legislation of foreign entities or international treaty a confirmation of tax agent. Confirmation is effective during the tax period in which it was submitted to the tax agent.

In accordance with Chapter 23 of Part 2 of the Tax Code of the Russian Federation the income of natural persons which are tax residents of the Russian Federation from participating interest in the activities of entities received in the form of dividends are taxable at a 9% rate; the income of natural persons which are not tax residents of the Russian Federation at a 30% rate (art. 224) .

Tax payment procedure and period: the obligation to withhold the amount of tax from the taxpayer's income and pay it to the respective budget is imposed on a Russian entity which is a source of the taxpayer's income in the form of dividends (tax agent). The accrued amount of tax is withheld directly from the taxpayer's income in its actual payment. Tax agents are obliged to transfer the amounts of calculated and withheld tax no later than the day of actual receipt of cash from the bank for the payment of tax and for the transfer of tax from the bank accounts of tax agents to the taxpayer's accounts or upon the taxpayer's request to third-party bank accounts (art. 226).

Specifics of individual income tax payment in respect of income from participating interest in an entity:
The amount of individual income tax in respect of income from participating interest in an entity received in the form of dividends is determined with due account for the following provisions:

1) the amount of tax with respect to dividends received at sources outside the Russian Federation is independently determined by the taxpayer for each amount of dividends received at a rate prescribed by the item 3 of art. 284 of the Tax Code.
Taxpayers receiving dividends from sources outside the Russian Federation including through the representative office of foreign entity are not entitled to reduce the calculated amount of tax by the amount of tax calculated and paid at the location of income source only in the event if otherwise is not prescribed by the international agreement.

2) if the source of the taxpayer's income received in the form of dividends is a Russian entity the aforesaid entity is recognized as the tax agent and determines the tax amount for each individual taxpayer in respect of each payment of the aforesaid income at a rate stipulated prescribed by the item 2 of art .275, and a share of each taxpayer in the total amount of dividends.
Specifics of taxation of income of individuals resident in the Russian Federation:
The amount of tax to be withheld from income of the taxpayer receiving dividends is calculated by the tax agent based on the total amount of tax and the share of each taxpayer in the total amount of dividends.

The total amount of income is determined as tax rate multiplied by the difference between the amount of dividends distributable among shareholders (participants) in the current tax period, minus the amount of dividends payable by the tax agent to foreign entities and/or natural persons non-resident in the Russian Federation in the current tax period, and the amount of dividends received by the tax agent himself/herself in the current reporting (tax) period and the previous reporting (tax) period if these amounts of dividends did not participate earlier in the calculation for determination of taxable income in the form of dividends. In the event that a negative difference is received, no obligation to pay tax will occur and no reimbursement from the budget will be made.
Specifics of the procedure for taxation of income of individuals non-resident in the Russian Federation in the form of dividends: In the event that a Russian entity – tax agent pays dividends to an individual non-resident in the Russian Federation the tax base of the taxpayer receiving dividends for each such payment is determined as the sum of paid dividends.

Avoidance of double taxation:
The amounts of tax on income received outside the Russian Federation actually paid by the taxpayer which is a tax resident of the Russian Federation outside the Russian Federation in accordance with the legislation of other countries are not considered in the payment of tax in the

Russian Federation, unless otherwise provided for by the respective double taxation agreement (treaty).

At that a sum considered in the payment may not exceed tax sum calculated as if the income was received at sources in the Russian Federation. Such reckon is made subject to submitting by the taxpayer of a document on the income receive and of tax payment outside the Russian Federation confirmed by the tax authority of the corresponding foreign country.

To be exempt from tax, perform a setoff, receive tax deductions or any other tax privileges a taxpayer needs to submit to the authorities of Tax Ministry a formal confirmation of residence in the country with which the Russian Federation executed a double taxation agreement (treaty) effective during the respective tax period (or a portion thereof) and a document on the income received and the payment of tax outside the Russian Federation confirmed by the tax authority of the respective foreign country. Confirmation may be provided both before the payment of income or advance tax payments and within one year from the completion of the tax period for which a taxpayer claims tax exemption, setoff, tax deductions or privileges

In accordance with item 1 of Article 284 of Chapter 25 of the Tax Code of the Russian Federation the income of individuals which are tax residents of the Russian Federation from operations related to the subsequent sale of securities to be placed is assessed with income tax at a 24% rate (Federal Budget – 6.5%, budgets of the constituent entities of the Russian Federation – 17.5%, in the reduction for certain categories of taxpayers the aforesaid tax rate to be transferred to the budgets of the constituent entities of the Russian Federation may not be lower than 13.5%)

The tax rate for non-resident foreign legal entities receiving income at source and located on the territory of the Russian Federation is 20% .

Procedure and period for payment of tax by legal entities -resident in the Russian Federation: Tax payable upon expiration of tax period is paid no later than March 28 of the year following the expired tax period. Quarterly advance payments are paid within 28 days of the date of expiration of the respective tax period. Monthly advance payments are paid no later than the 28th day of each month of this reporting period. Taxpayers calculating monthly advance payments in respect of actually received income make advance payments no later than the 28th day of the month following the month for which tax is calculated. At the end of the reporting (tax) period the amounts of monthly advance payments made within the reporting (tax) period are offset against advance payments for the reporting period. Quarterly advance payments are offset against the tax payable for the reporting (tax) period.

The specifics of determination of tax base for transactions involving securities are established by Article 280 of the Tax Code of the Russian Federation.
The taxpayer's income from operations related to the sale or any other disposal of securities (including redemption) is determined based on the price of sale or any other disposal of a security as well as the amount of accrued interest (coupon) yield paid by the buyer to the taxpayer and the amount of interest (coupon) yield paid to the taxpayer by the issuer (bill drawer). The taxpayer's income from the sale or any other disposal of securities does not include the amounts of interest (coupon) yield considered in taxation earlier.

Expenses in connection with the sale (or any other disposal) of securities, including investment units from an investment unit trust, are determined based on the security acquisition price (including expenses in connection with its acquisition), costs in connection with the sale thereof, the amount of relieves against the calculated value of investment units, the amount of accrued interest (coupon) yield paid by the taxpayer to the security seller. The amounts of accrued interest (coupon) yield considered in taxation earlier are ignored.
In respect of securities which are not traded on the organized securities market the actual price of sale or any other disposal of these securities applies for tax purposes provided that at least one of the following conditions is met:

1) if the actual price of the respective transaction falls within the price range for a similar (identical, homogenous) security registered by the trade institutor on the securities market on the date of execution of the transaction or on the date of the nearest sales which took place prior to the day of completion of the respective transaction if the trade involving these securities was conducted by the trade institutor at least once in the recent 12 months;
2) if a deviation of the actual price of the respective transaction falls within the range of 20 percent upward or downward from the average weighted price of a similar (identical, homogenous) security calculated by the trade institutor on the securities market in accordance with the policies established thereby based on the trade results on the date of execution of such transaction or on the date of the nearest sales which took place prior to the day of completion of the respective transaction if the trade involving these securities was conducted by the trade institutor at least once in the recent 12 months.

A taxpaying shareholder selling the shares which he received through an increase in the authorized capital of the Company determines income as a difference between the selling price and initially paid value of share adjusted for the changed number of shares resulting from an increase in the authorized capital.

In the sale or any other disposal of securities the taxpayer independently chooses among the following methods of expensing the value of securities disposed of in accordance with the accounting policy adopted for tax purposes:
1) based on the value of first-in acquisitions (FIFO);
2) based on the value of last-in acquisitions (LIFO);
3) based on unit value.

Taxpayers that incurred loss(es) from transactions involving securities in the previous tax period or following tax periods are entitled to reduce the tax base received from transactions involving securities in the reporting (tax) period. Losses from transactions involving securities not traded on the organized securities market incurred in the previous tax period (previous tax periods) may be used to reduce the tax base from transactions involving such securities identified in the reporting (tax) period.

Losses from transactions involving securities traded on the organized securities market incurred in the previous tax period (previous tax periods) may be used to reduce the tax base from transactions related to the sale of this category of securities.
Income received from transactions involving securities traded on the organized securities market may not be reduced by expenses or losses from transactions involving securities not traded on the organized securities market.

Income received from transactions involving securities not traded on the organized securities market may not be reduced by expenses or losses from transactions involving securities traded on the organized securities market.

<u>Procedure and period of tax payment by foreign legal entities non-resident in the Russian Federation in respect of income from the sale of shares in Russian entities over 50% of assets of which consist of immovable property located in the territory of the Russian Federation:</u>

Tax is calculated and withheld by a Russian entity paying income to a foreign entity in each income payment and transferred by the tax agent to the federal budget simultaneously with the payment of income in the currency in which this income is paid or in the currency of the Russian Federation at the exchange rate of the Central Bank of the Russian Federation on the date of tax transfer. Specifics of taxation procedure for foreign legal entities non-resident in the Russian Federation from the sale of shares in Russian entities over 50% of assets of which consist of immovable property located in the territory of the Russian Federation: If a foreign entity prior to the date of income payment provides a confirmation that this foreign entity is permanently resident in the country with which the Russian Federation has an international agreement governing the issues of taxation in respect of income for which the international agreement

provides for preferential tax treatment in the Russian Federation exemption from withholding tax at source of payment or tax withholding at reduced rates are performed

In accordance with Chapter 23 of Part 2 of the Tax Code of the Russian Federation the income of natural persons which are tax residents of the Russian Federation from the subsequent sale of securities to be placed is charged at a 13% rate; the income of natural persons which are not tax residents of the Russian Federation at a 30% rate.
Income (loss) from securities purchase and sale transactions is determined as a difference between the amounts of income received from the sale of securities and expenses in connection with the acquisition, sale and storage of securities actually performed by the taxpayer and documented.

Tax payment procedure and period: The tax amount is calculated and paid by the tax agent upon expiration of tax period (calendar year) or, if the tax agent pays the taxpayer's cash, prior to the expiration of a regular tax period. In the payment of cash prior to the expiration of a regular tax period tax is payable on a proportion of income corresponding to the actual amount of cash to be paid.

Specifics of the procedure for taxation of income of individuals which are tax residents of the Russian Federation from the sale of securities to be placed: In the event of failure to document expenses, an individual is entitled to use a property-related tax deduction in an amount received from the sale of securities, yet not exceeding 125,000 rubles.

Specifics of the procedure or taxation of income of individuals which non-resident in the Russian Federation from the sale of securities to be placed: Avoidance of double taxation.
To be exempt from tax, perform a setoff, receive tax deductions or any other tax privileges a taxpayer needs to submit to the authorities of the Tax Ministry a formal confirmation of residence in the country with which the Russian Federation executed a double taxation agreement (treaty) effective during the respective tax period (or a portion thereof) and a document on the income received and the payment of tax outside the Russian Federation confirmed by the tax authority of the corresponding foreign country. Confirmation may be provided both before the payment of income or advance tax payments and within one year from the completion of the tax period for which a taxpayer claims tax exemption, setoff, tax deductions or privileges.

8.9. Information concerning dividends declared (accrued) and paid on the issuer's shares and yield on the issuer's bonds

At the outcome of the year 2001 *the Annual General meeting of shareholders of JSC "Kuzbassenergo" approved resolution: "Not to pay dividends on the company's ordinary shares at the outcome of 2001" (minutes №10 dd. 21.06.2002).*

Due to existing financial result at the outcome of 2001 amounted to RUR 2977 thousands. The Board of Directors of JSC "Kuzbassenergo" recommended to the Annual General meeting of shareholders of the Company to accept resolution not to pay dividends on the Company's ordinary shares, and to direct unappropriated balance equals RUR 2977 thousands to in the Reserve Fund.

At the outcome of the year 2002 *the Annual General meeting of shareholders of JSC "Kuzbassenergo" approved resolution: "Not to pay dividends on the company's ordinary shares at the outcome of 2002" (minutes №11 dd. 02.06.2003).*
By the results of 2002 the balance loss was amounted RUR 53 1606 thousands was got. Thus the Board of Directors at their meeting spent on 16.04.2003 recommended to the General meeting of shareholders not to pay dividends on the Company's ordinary shares by the results of 2002.

At the outcome of the year 2003 *the Annual General meeting of shareholders of JSC "Kuzbassenergo" approved resolution: "Not to pay dividends on the company's ordinary shares at the outcome of 2003" (minutes №12 dd. 24.06.2004).*

At the outcome of the year 2003 the Annual General meeting of shareholders of JSC

"Kuzbassenergo" approved resolution: "Not to pay dividends on the company's ordinary shares at the outcome of 2004" (minutes №13 dd. 27.06.2005).

In the result of financial and economic activity for 12 months of 2004, the company beared net loss amounted to RUR 390 580 thousand. The Board of Directors of the company recommended to the General meeting of shareholders not to pay dividends on the company's ordinary shares at the outcome of 2004.

By the results of 9 months of 2005 ***the Extraordinary General meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of 2005 amounted to RUR 0,670461 per one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days of decision making on its payment (minutes №14 dd. 30.12.2005).***

Total sum of accrued dividends amounted to RUR 406 409 187,51 thousands

At the outcome of 2005 ***he Annual General meeting of shareholders of JSC "Kuzbassenergo" accepted resolution: "Taking into account that at the outcome of 9 months of 2005 the company accrued dividends on the company's ordinary shares amounted to RUR 0,670461 per one ordinary share (Minutes №14 dd. 30.12.2005), it was resolved not to pay dividends on the issuer's ordinary shares at the outcome of 2005) (Minutes №15 dd. 26.06.2006).***

At the outcome of quarter I of 2006 ***the Annual General meeting of shareholders of JSC "Kuzbassenergo" accepted resolution: "To pay dividends on the Company's ordinary shares at the outcome of quarter I of 2006 amounted to RUR 0, 329983 per one ordinary share of the Company in money terms within 60 days of decision making" (Minutes №15 dd. 26.06.2006).***
Total sum of dividends accrued amounted to RUR 200 024 .

Reference on the dividends accrual and payment reflected as of 31.12.2006 is available in the Appendix №3 to the issuer's quarterly report .

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

This present paragraph In compliance with the Regulations for the Information Policy of JSC "Kuzbassenergo" approved by the Board of Directors on 28.09.2006 (Minutes №6/12) provides additionally disclosed information on the Company's activity.

8.10.1. Information concerning the amount of remuneration of the Company's registrar paid during most recently closed fiscal year and information on existing agreements regarding such payments in current fiscal year.

Service payment of JSC "Central Moscow Depository" is made on the basis of the concluded contracts.

Actually paid remuneration for 2006 amounted to:

Services	Basis	Remuneration paid, RUR
Keeping a register of owners of inscribed securities under	Supplementary agreement №4 dd. 22.12.2004 to the Contract № ЦД/КУЗ- № 1 dd.29.05. 2001	2 160 000,00
Software lease	Supplementary agreement № 1 dd. 19 .04. 2004 to the Contract (ФЭ) № 49/OW dd.19 .06.2001 of transfer-agency relationship	19 220,36
Submittance of the list of shareholders having right to demand redemption	Contract of payment registration information - - № 06-00747 dd. 26.01. 2006	18 888,00
Prepare and holding of general meetings of shareholders of five entities creating due to segregation from JSC "Kuzbassenergo" structure as of 18.05.2006	Contract № ЦД/Кузбассэн-СБР/В 1 dd. 29.03.2006 ; Contract № ЦД/Кузбассэн № 1 dd. 29.03.2006	456 279,73
Prepare and holding of the annual general meeting of shareholders of JSC "Kuzbassenergo" as of 26.06.2006	Contract ЦД/КУЗБ № 1 dd. 17.05.2006 ; Contract ЦД/КУЗБ-СБР/Г № 1 dd. 17.05.2006	258 058,68
Prepare and holding of the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" as of 25.12.2006	Contract ЦД/КУЗБ № 2 dd. 29.11.2006 ; Contract ЦД/КУЗБ-СБР/В № 2 dd. 29.11.2006	291 137,15
80 % of the total amount of taking for registration services rendered to the registered persons	Contract (ФЭ) - № 49/ OW of transfer-agency relationship dd. 19.06.2001	176 181,08

In 2007 the following agreements are in force: Supplementary agreement №4 dd. 22.12.2004 to the Contract № ***ЦД/КУЗ- № 1 dd.29.05.2001; Supplementary agreement №1 dd. 19.04.2004 to the Contract (ФЭ) № 49/OW dd. 19.06.2001 of transfer-agency relationship. Also the Annual General meeting of shareholders is planned for June, 6, 2007 , terms and amount of remuneration for registrar services concerning prepare and holding of thereof will be examined by the Board of Directors of the Company***

8.10.2. Information concerning transactions (group of related transactions) with subsidiary and dependent companies, information concerning intra-corporate transactions, transactions between/with subsidiary and dependent companies, also concerning transactions not falling formally under the large-scale transactions but that may affect the company's activity.

Informational announcements about transactions concluded between the company and the Public institutions:

№	№ and date of a contract	Counteragent's name	Subject of a contract	Value of a contract, RUR
1.	14 dd.26.02.2007	PI of Kemerovo region "Center of technical inventory of Kemerovo region"	Preparing of documents for technical accounting	42 372,88

2.	13 dd. 26.02.3007	PI of Kemerovo region "Center of technical inventory of Kemerovo region	Preparing of documents for technical accounting	50 000,00
3.	12 dd.26.02.3007	PI of Kemerovo region "Center of technical inventory of Kemerovo region	Preparing of documents for technical accounting	50 000,00
4.	11 dd.26.02.3007	PI of Kemerovo region "Center of technical inventory of Kemerovo region	Preparing of documents for technical accounting	50 000,00
5.	10 dd. 26.02.3007	PI of Kemerovo region "Center of technical inventory of Kemerovo region	Preparing of documents for technical accounting	50 000,00
6.	07-042-1088/6 dd. 21.02.2007	FPU UAT "Petersburg power institute of advanced training"	Advanced training of one specialist in specialty: "Contractual work in AO"	16 000,00
7.	101.3-620 dd. 14.03.2007	PI "Rostekhinventarizatsia"	Technical inventory of the capital construction object and its technical accounting	8 000,00
8.	101.2-592 dd. 26.02.2007	PI "Rostekhinventarizatsia"	Technical inventory of the capital construction object and its technical accounting	43 005,00
9.	020-3/2007 dd.12.02.2007	FPU UAT "Petersburg power institute of advanced training"	Education of specialists under the corporate contract № 20/2007	114 660,00
10.	12.03 dd. 26.02.2007	FPI "State research Institute of tax system development of the Federal Tax Service"	Spending of consulting seminar "Tax for individuals profit and Unified social tax: procedure of calculation and payment, difficult issues"	4 000,00
11.	Without number dd. 26.02.2007	PI of Kemerovo region "Center of technical inventory of Kemerovo region	Immovable unit technical inventory and certification	11 800,00
12.	020-2/2007 dd. 29.01.2007	FPU UAT "Petersburg power institute of advanced training"	Education of specialists under the corporate contract № 20/2007	33 120,00

Transactions between the issuer and members of the management bodies of the Company were not committed in quarter 1 of 2007.

8.10.3. Information concerning establishment and utilization of the Company's reserve fund and other funds.

Information concerning the Company's reserve fund is reflected in the item 8.1.3. of the report.

8.10.4. Information concerning shares of JSC "Kuzbassenergo"

8.10.4.1. Quotation lists

Ordinary shares of JSC "Kuzbassenergo" are trading in the principal stock exchanges of Russia - Open joint stock company "Stock Exchange "Russian Trade System"; Closed joint stock company "Moscow Interbank Currency Exchange".

In 2006 ordinary shares of JSC "Kuzbassenergo" were traded also in the Not-profit partnership "Stock Exchange "RTS" in the system "Classic market, shares".
Since December, 29, 2006 ordinary shares of JSC "Kuzbassenergo" were excluded by the NP "Stock Exchange "RTS" from the section of the List "Securities admitted for trade but not included in the quotation lists" because of the resolution of the Board of Directors accepted on September, 12,2006 to transfer bidding organizing in the Classic Market from NP RTS to JSC "RTS" from January, 1,2007.

Bidding areas, code assigned to the shares and quotation lists containing securities of JSC "Kuzbassenergo".

Exchange	Code	Quotation lists
NP "Stock Exchange RTS"	KZBE	Securities admitted for trade but not included in the quotation lists
JSC "Stock Exchange RTS"	KZBEG	Securities admitted for trade but not included in the quotation lists
CJSC "Stock Exchange MICEX"	KZBE	Extra-list securities

Portion of shares of JSC "Kuzbassenergo" in the form of depositary receipts are traded outside the Russian Federation.
Level and status of program: First-level sponsored ADRs , number of ordinary shares per ADR equals 10 , Depository Bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was signed on October,23,1997. ADR are traded in the Berlin and Frankfurt stock exchanges.

Market capitalization of ADR of JSC "Kuzbassenergo"

month	**Number of DR in circulation**	**Value of DR, $**	**Market capitalization of ADR, $ thousand**
January, 2006	965 627	11,26	10 873
February, 2006	965 627	16,00	15 450
March, 2006	965 627	20,60	19 892
April, 2006	957 713	21,60	20 689
May, 2006	914 963	19,50	17 842
June, 2006	843 677	18,00	15 186
August, 2006	837 302	18,00	15 071
September, 2006	837 302	13,00	10 885
October, 2006	837 302	13,10	10 969
November, 2006	804 365	18,20	14 639
December, 2006	784 365	28,00	21 962
January, 2007	716 200	30,50	21 844
February, 2007	641 200	32,00	20 518
March, 2007	629 200	35,80	22 525

8.10.4.2. Price changes during the most recently closed fiscal year

Dynamics of ordinary shares quotation (for sale) is indicated on the basis of the data submitted by the NP "Stock Exchange RTS" in 2006 (USD).


3,5
3
2,5
2
1,5
1
0,5
0
янв.06
фев.06
мар.06
апр.06
май.06
июн.06
июл.06
авг.06
сен.06
окт.06
ноя.06
дек.06

January, 2006 February, 2006 March, 2006 April, 2006 May, 2006 June, 2006 July, 2006 August, 2006 September, 2006 October, 2006 Nov 2

Dynamics of ordinary shares quotation (for purchase) is indicated on the basis of the data submitted by the NP "Stock Exchange RTS" in 2006 (USD).


3
2,5
2
1,5
1
0,5
0
янв.06
фев.06
мар.06
апр.06
май.06
июн.06
июл.06
авг.06
сен.06
окт.06
ноя.06
дек.06

January, 2006 February, 2006 March, 2006 April, 2006 May, 2006 June, 2005 July, 2006 August, 2006 September, 2006 October, 2006 November, 2006 December, 2006

8.10.4.3. Total Volume and Total Value of transactions with securities executed on stock exchanges for each month and each quarter in the last completed and current fiscal year

Quarter, I, 2007	**3 339 076**	**1 056 481**	**74**

In quarter I of 2007 the biddings on the exchange market JSC "Stock Exchange RTS" did not spend.

For quarter I of 2007, 68 ex-pit transactions amounted to RUR 150 842 010 were concluded. (Information concerning the ex-pt transactions is disclosed in compliance with the Decree of FCSM of Russia №06-67/пз-н dd. 22.06.2006 "Approval of the Provisions for information submitting concerning transactions execution".

Dynamics of trade of ordinary shares of JSC "Kuzbassenergo" according to the data of CJSC "SE "MICEX" for 2006

Period	Bidding volume, USD	Bidding volume, pcs.	Number of transactions, pcs.
January	4 168 720,00	134 700	55
February	9 776 073,00	231 700	193
March	4 018 602,00	81 200	77
Quarter, I, 2006	**17 973 395,00**	**447 600**	**325**
April	5 985 522,00	93 200	133
May	4 408 815,00	80 500	80
June	15 157 992,00	270 000	154
Quarter, II, 2006	**25 552 329,00**	**443 700**	**367**
July	1 082 998,00	26 400	71
August	3 070 082,00	78 400	42
September	1 015 601,00	25 100	28
Quarter, III, 2006	**5 168 681,00**	**129 900**	**141**
October	3 275 475,00	84 500	78
November	10 248 228,00	226 400	179
December	21 530 112,00	369 800	346
Quarter, IV, 2006	**35 053 816,00**	**680 700**	**603**
2006	**83 748 221,00**	**1 701 900**	**1 436**

Dynamics of trade of ordinary shares of JSC "Kuzbassenergo" according to the data of CJSC "SE "MICEX" for quarter I of 2007

Period	Bidding volume, USD	Bidding volume, pcs.	Number of transactions, pcs.
January	23 145 120,00	319 700	212
February	66 075 704,00	775 600	526
March	36 978 551	423 686	527
Quarter, I, 2007	**126 199 375**	**1 518 986**	**1 265**

8.10.4.4. Trade organizers

Full and brief trade name: JSC "Stock Exchange "Russian Trade System", JSC "SE "RTS"
Location: 127006, Moscow, Dolgorukovskaya str, №38, building 1
Telephone: ***(495) 705-90-31, 705-9032, 733-9507, 500-3848 (technical support).***
Fax: ***(495)733-9703, 733-9515.***
Web-site: http://www.rts.ru/

Full and brief trade name: CJSC "Moscow Interbank Stock Exchange", CJSC "SE "MICEX".
Location: 125009, Moscow, Bolshoy Kislovsky pereulok str., №13 building 1

Telephone: ***(495)234-48-11.***
Fax: ***(495) 705-96-22.***
Web-site: http://www.micex.ru/

8.10.5. Information concerning market makers of the Company.

For the 1st quarter of 2007, the Company has not executed any agreements with market makers.

APPENDIX № 1

ANNUAL ACCOUNTING REPORT FOR 2006

Annual accounting report for 2006 is represented by:

- ***Balance-sheet (Form № 1);***
- ***Profit and loss statement (Form №2);***
- ***Report on the capital changes (Form №3);***
- ***Cash flow statement (Form №4);***
- ***Appendix to the balance sheet (Form №5);***
- ***auditor's report;***
- ***explanatory note.***

BALANCE SHEET
as on December 31, 2006

		Form No. 1 as per OKUD	0710001
		Date (year, month, day)	2006.12.31
Organization “Kuzbassenergo”	OAO	As per OKPO	10563800
Identification number of tax payer		INN	4200000333
Activity	Industry	OKVED	40.10.11
Organizational and legal form/form of ownership corporate		(OKOPF/OKFS)	47 41
Unit of measure: ‘000 Rub		OKEI	384

Seat (address) 650000,GSP-2, KEMEROVO, KUZNETSKY PR., 30

Date of approval
Date of sending (receipt)

ASSETS	Indicator code	For beginning of accounting year	For end of accounting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1	1
Main assets	120	27491892	15342286
Construction in progress	130	1388639	782026
Profitable investments in material assets	135	6	4
Long-Term financial investments	140	329408	2597155
Deferred tax assets	148	446700	167785
Other fixed assets	150	9296	4465
TOTAL for section I	190	29665942	18893722
II. CURRENT ASSETS		1252923	950869
Stocks	210	1221355	939068
including: raw materials and other similar assets	211	2736	1885
Finished products and goods for resale	214	289	159
Goods shipped	215	28543	9757
Further period’s expenses	216	762908	209869
VAT for acquired assets	220	301794	111428
Receivables (payments are expected more than in 12 months after the accounting date)	230	167187	21531
including buyers and customers	231	1870240	1085916
Receivables (payments are expected within 12 months after accounting date)	240	650859	330451
including buyers and customers	241	825	50112
Short-term investments	250	476439	178033
Money assets	260	1437	554
Other current assets	270	4666566	2586781
TOTAL for section II	290	34332508	21480503
BALANCE	300		

ASSETS	Indicator code	For beginning of	For end of

		accounting year	accounting year
1	2	3	4
III. CAPITAL AND RESERVES Chartered capital	410	606164	606164
Surplus capital	420	25251038	15412273
Reserve capital	430	16858	30308
Including: Reserves created according to laws	431	16858	30308
Undistributed profit of past years	469	1470401	1394021
Undistributed profit (uncovered loss)	470	-	109439
TOTAL for section III	490	27344461	17552505
IV. LONG-TERM LIABILITIES Loans and credits	510	0	433845
Deferred tax liabilities	515	555764	400738
Other long-term liabilities	520	1260975	902953
TOTAL for section IV	590	1816739	1737536
V. SHORT-TERM LIABILITIES Loans and credits	610	1605127	822926
Payables	620	2790413	1323207
Including: Suppliers and sub-contractors	621	835050	486156
Payroll liabilities	622	56398	25401
Liabilities to public off-budget funds	623	31344	17946
Tax and collection liabilities	624	653639	529767
Other creditors	625	1213982	263937
Liabilities to partners (founders) to pay income	630	370094	2307
Further period's income	640	405674	42022
TOTAL for section V	690	5171308	2190462
BALANCE	700	34332508	21480503
Information on assets in the off-balance-sheet account Rented fixed assets	910	20550	5742
Inventories taken in custody	920	8520	8132
Written-off irrecoverable debt	940	458761	397327
Security for liabilities and payments, received	950	88226	87316
Security for liabilities and payments, provided	960	719451	614692
Depreciation of housing stock	970	1113	1080
Forms of strict accounting	1000	33	4

Executive /signature/ Mikhailov Sergey Nikolayevich

PROFIT AND LOSS STATEMENT
for 2006

			CODES
		Form No. 2 as per OKUD	0710002
		Date (year, month, day)	31.12.2006
Organization	OAO "Kuzbassenergo"	OKPO	10563800
Identification number of tax payer		INN	4200000333
Activity	Industry	OKVED	40.10.11
Organizational and legal form/form of ownership	corporate	OKOPF/OKFS	47 41
Unit of measure: '000 Rub		OKEI	384

Indicator		For accounting period	For the same period of past year
Description	Code		
1	2	3	4
Income and expenses from ordinary activities Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	010	17604	19710417
Net cost of sold goods, products, work, services	020	(16129411)	(179226570
Gross profit	029	1475295	1787760
Commercial expenses	030	(12125)	(18795)
Profit (loss) from sales	050	1463170	1768965
Other revenues and expenses Interest receivable	060	6835	2772
Outstanding interest	070	(112799)	(179483)
Income from participation in other organizations	080	4476	13491
Other operating income	090	1506563	1620984
Other operating expenses	100	(1912295)	(3249081)
Before-tax profit (loss)	140	955950	(22352)
Deferred tax assets	141	(47777)	176572
Deferred tax liabilities	142	(114860)	(85883)
Current profit tax	150	(301316)	(380319)
Other similar binding payments	180	(182534)	856861
Net profit of accounting period	190	309463	544879
REFERENCE Fixed tax liabilities (assets)	200	234525	294994
Base earnings (loss) per share	201	0.5105	0.8989
Equity profit (loss)	202	0.5105	0.8989

Appendix to the Auditor's report of the CJSC "PricewaterhouseCoopers Audit"
Date March, 23, 2007
Auditor /signature/

Chief accountant /signature/ Prikhodchenko Svetlana Stanislavovna
March 05, 2007

EXPLANATION OF INDIVIDUAL PROFITS AND LOSSES Form 0710002 c.2

Indicator		For accounting period		For the same period of previous year	
Description	Code	Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	4524	3546	16188	6563
Profit (loss) of past years	220	14079	17624	49538	224136
Rate difference in foreign exchange operations	240	34	143	16	73

Transfers to estimating reserves	250	X	2298	X	443295
Writing off past-due receivables and payables	260	554	167	2476	95185

Executive /signature/ Mikhailov Sergej Nikolajevich
Chief accountant /signature/ Prikhodchenko Svetllana Stanislavovna
March 05, 2006

KUZBASS OPEN JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION (JSC "KUZBASSENERGO"
AUDITOR'S OPINION ON THE FINANCIAL (ACCOUNTING0REPORT FOR THE YEAR 2006.

PRICEWATERHOUSECOOPERS

Closed Joint-Stock Company
«PricewaterhouseCoopers Audit »
(JSC «PwH Audit»)
115054, Moscow
Kosmodamianskaya naberezhnaya -
52, building 5
Phone +7 (495) 967 6000
The fax +7 (495) 967 6001

AUDITOR OPINION
on the financial (accounting) reports

To shareholders of Kuzbass Open Joint-Stock Company of energy and electrification (JSC "Kuzbassenergo").

Auditor

The Closed Joint-Stock Company «PricewaterhouseCoopers Audit» (ZAO «PwH Audit»)

The certificate on the state registration of the joint-stock company No. 008.893 is issued by the Moscow registration chamber on February 28, 1992.

The certificate on entering in the Uniform state register of legal persons of the legal person registered till July 1, 2002, under No. 1027700148431 of August 22, 2002 is issued by Interdistrict inspection of the Ministry of Taxes and Tax Collection of Russia No. 39 for Moscow.

The license for auditing No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The license is valid till May 20, 2007.

Audited person

Kuzbass Open Joint-Stock Company of energetics and electrification (JSC "Kuzbassenergo").

The seat: 650099, Russian Federation, Kemerovo, prospect Kuznetsky, 30.

The Company is registered on December 30, 1993, by the decree of Administration of Kemerovo city No. 345.

The certificate on entering in the Uniform state register of legal persons of the legal person registered till July 1, 2002, under No. 1024200678260 of August 12, 2002 is issued by Inspection the Ministry of Taxes and Tax Collection of Russia for Kemerovo of the Kemerovo region.

PRICEWATERHOUSECOOPERS

AUDITOR OPINION

To the shareholders of the Kuzbass Open Joint-Stock Company of energetics and electrification (OAO "Kuzbassenergo"):

1. We made an audit of the attached financial (accounting) reports of the Company for a period from January 1 to December 31, 2006, inclusive. The financial (accounting) reports of the Company consist of the Balance sheet, Profit and loss report, Statement of changes in capital, Cash flow statement, Appendixes to the balance sheet, Explanatory note (hereinafter all statements together are called «financial (accounting) reports»). The financial (accounting) reports were prepared by the management of the Company, based on the legislation of the Russian Federation regarding preparation of financial (accounting) reports. The reports prepared on the basis of the specified legislation essentially differ from the reports made according to International standards of financial accounting.

2. The responsibility for preparation and submission of the financial (accounting) reports is on the executive body of the Company. Our duty is to give an opinion on credibility in every essential respect of the given financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation on the basis of the audit made.

3 We made the audit in conformity with the Federal act «On auditor activity», Federal rules (standards) of auditor activity, International standards of audit, as well as with our internal standards.

The audit was planned and made so as to obtain a reasonable assurance that the financial (accounting) reports contain no essential misstatements. The auditing was done on a selective basis and included the study on the basis of testing of evidence confirming numerical indicators in the financial (accounting) reports and disclosure therein of the information on financial and economic activity, an estimation of observing the principles and accountancy requirements applied in preparation of financial (accounting) reports, consideration of the main estimated indicators obtained by the management of the Company, as well as an estimation of submission of financial (accounting) reports. We think that the audit made gives good grounds for expressing our opinion on credibility of the financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation.

4. By the 31.12.2006 in the line 240 of the balance sheet of the Company the not paid in time and unsecured accounts receivable of the costumers for the shipped products amounted 159 524 thousand rubles takes place. Reserve at these receivables was not accrued. Possible amount of receivables overpricing, as income was evaluated as 159 524 thousand rubles.

5. In the end of the reporting period the suit of the GD "Kuzbass Center of Energy saving" was declared to the Company subject to recover a debt over the target assets assignment to fulfill a regional program of power saving amounted 129 654 thousand rubles which examination was not terminated up to the annual accounting report subscription . Possibility to satisfy this suit by the court is high. Information of the conditional liability and conditional loss was disclosed in the Note 3.20 of the Explanatory note, but the corresponding reserve was not created in the financial report.

PRICEWATERHOUSECOOPERS

AUDITOR OPINION

6. In our opinion, except for the influence on the financial (accounting) reports of the circumstance indicated in the previous paragraph of the present Opinion, the financial (accounting) reports of the Company attached to the present Opinion reflects credibly in every essential respect the financial position of the Company as on December 31, 2006, and results of its financial and economic activity for a period from January 1st to December 31, 2006, inclusive, in conformity with requirements of the Russian Federation laws relating to preparation of financial (accounting) reports.

7 Without changing the opinion on credibility of the financial (accounting) reports, we draw attention to such a fact that how was explained in note 3.2. of section III «Disclosure of essential indicators» of the explanatory note of the Company for 2006 is disclosed, the company plans beginning from 2007 to liquidate a number of projects under construction. The cost of such projects amounts to 142 917 thousand roubles.

March 23, 2006
Director of Joint-Stock Company /signature/ Franz-Joseph Keizer

Auditor
Qualifying certificate No. K008685
in general audit permanent /signature/ I.A. Turchina

EXPLANATORY NOTE

1. General information

Kuzbass open joint stock company of energy and electrification (JSC "Kuzbassenergo") hereinafter called the Company) accomplishes the following activities:
electric and heat energy output;
electric and heat energy transmission;
electric and heat energy supply (sale) at the established rates in compliance with dispatcher's schedules of electric and heat loads;
renders services:
energy sale to energy supplying companies;
accomplishes:
capital repair;
technical re-equipment;
reconstruction and development of regional power system;
mounting, setting-up and repair of energy unit, electric power and heat power equipment;
providing for operability of electric and heat grids;
maintenance, mounting, repair of boilers and vessels working under pressure, also of pipe-lines of steam and hot water;
providing for power equipment maintenance in compliance with the standard acts in force;
timely and quality repair of power equipment;
technical re-equipment and renovation of power objects;
providing for operability of electric and heat grids;
maintenance of electric and heat grids.

8 subsidiaries belong to the structure of JSC "Kuzbassenergo" group. The company has not dependent companies.

The company was established in accordance with the Resolution of the Committee for the State Property Management of Kemerovo region №330 dd. 21.09.1993 and of the Decree of the Administration of Kemerovo №345 dd. 30.12.1993 on reorganization of public enterprise PIE&E "Kuzbassenergo" into the Kuzbass joint stock company of energy and electrification of the open type.

The Company was registered on 30.12.1993 to the address: 650099, Kemerovo, Kuznetsky prospect, 30.

The Company has representative office in the city of Moscow not being a legal entity and working on the basis of the Resolution approved by the Board of Directors of the Company.

Besides, it has subsidiaries:
Tom-Usinskaya HPP;
Belovskaya HPP;
Kemerovskaya HPP;
Kuznetskaya TPP.

*In the framework of realization of the project of forming of the Territory generation company №12 on the basis of the assets belong to JSC "Kuzbassenergo" and JSC "Altayenergo" approved by the Board of Directors of RAO "UES of Russia" on December, 23,2005, the Board of Directors of JSC "Kuzbassenergo" had approved resolution to create Barnaulsky subsidiary in Altay kray (location: 656037, Barnaul, Brilliantovaya str., 2).

The structure of the subsidiary is to contain generation and heat generation assets of JSC "Altayenergo". Employees of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Barnaulskaya heating plant, Biysk heating grids is to be transferred to the subsidiary. Financial and economic activity of Barnaulsky subsidiary was started from January, 01, 2007 (see Section 3.20 "Events after the fiscal date").

The company's personnel number equaled 5 011 persons as of 31.12.2006 (as of 31.12.2005 – 9 521 persons).

Trade of ordinary shares of the company is carried out on the following organized trade floors:
Open joint stock company "Stock Exchange "Russian Trade System": Classic market, Stock Market.
Closed joint stock company "Stock Exchange MICEX": Stock market.
The Board of Directors of the Company:

1. Vagner Andrey Alexandrovich – Chairman of the Board of Directors, general director of TGC-2;
2. Bolshakov Andrey Nickolayevich – member of the Board of Directors, deputy head of department for energetics of Ltd. "Profresource";
3. Dunin Oleg Valeninovich – member of the Board of Directors, Head of department for project's realization of the Business-Unit №2 of RAO "UES of Russia";
4. Zarkhin Vitaly Yurievich - member of the Board of Directors, Head of Administration for structural projects in power energetics of JSC "SUEC";
5. Evseenkova Elena Vladimirovna – member of the Board of Directors, Head of the sector of the Department for economic planning and financial supervision of the Business Unit №2 of JSC RAO "UES of Russia";
6. Eliseeva Irina Eduardovna – member of the Board of Directors, advocate of the Moscow city Bar;
7. Kochetkova Tatiana Vladimirovna - member of the Board of Directors, Head of department for competitive wholesales market of Market department of Centre of reform administrating of JSC RAO "UES of Russia";
8. Mazikin Valentin Petrovich – member of the Board of Directors, First Deputy Governor of Kemerovo region;
9. Platonov Vladimir Yurievich – member of the Board of Directors, Member of the Management Board of JSC RAO "UES of Russia";
10. Sorokin Igor Yurievich – deputy Chairman of the Board of Directors, Chief specialist for power assets administrating of JSC "SUEC";
11. Shtykov Dmitry Viktorovich – member of the Board of Directors, general director of "Institute of professional directors" Fund.

Management Board of the Company:

1. Mikhailov Sergey Nickolaevich – Chairman of the Management Board, General director;
2. Grebennikov Alexey Antonovich – member of the Management Board, Advisor of general director for general issues;
3. Gretsingher Yury Alexandrovich - member of the Management Board, deputy general director for production – technical director;
4. Erofeev Alexander Kuprianovich – member of the Management Board, deputy general director for production securing;
5. Lavrov Alexander Mikhailovich – member of the Management Board, deputy general director for economics and finances;
6. Skorokhodov Dmitry Viktorovich – member of the Management Board, deputy general director for corporate governance;
7. Sheibak Yury Vladimirovich – member of the Management Board, deputy general director for marketing and sales.

Auditing Commission of the Company:

1. Akhrimenko Dmitry Olegovich – member of the Auditing Commission, leading expert of the Corporate Governance Department and interaction with Corporate Center shareholders of JSC RAO "UES of Russia";
2. Mukhin Mikhail Viktorovich – member of the Auditing Commission, leading expert of the department for logistics and purchases of the business-Unit Nr.2 of JSC RAO "UES of Russia";
3. Skliarov Dmitry Vladimirovich – member of the Auditing Commission, leading expert of Department for Internal Audit of the Corporate Center of JSC RAO "UES of Russia";
4. Smirnova Elena Evgenievna – Chairman of the Auditing Commission, head of department for auditing

commissions activity of Business-Unit №2 of JSC RAO "UES of Russia";

5. Shvetsova Marina Vladimirovna – member of the Auditing Commission, Chief specialist for power assets administrating of JSC "SUEK".

2. Accounting policy

2.1. Principles

Account keeping and drawing up of the accountability of the Company is carried out in accordance with the norms set by the Federal Law №129-FL "About accounting" dd. 21.11.1996 (in wording of the changes and additions to follow), with the Schedule of accounts of accounting of financial-economical activity of the Company and the Instruction on its application, approved by the Decree of the Ministry of Finance of Russia № 94n dd. 31.10.2000, with the Regulations on accounting, with the Regulations on accounting "Accountability of the Company" (AR 4/99), approved by the order of the Ministry of Finance of RF № 43n dd. 06.07.1999, with the Decree of the Ministry of Finance of RF №67n dd. 22.06.2003 "About the forms of accountability of the Company" and other statutory acts of RF, regulating the procedure of accounting and drawing up of the accountability, as well as the order of the Company № 978 dd. 30.12.2005 "About accounting and tax policy of JSC "Kuzbassenergo" for year 2006" including amendments (Order of the Company №316 dd. 13.06.2006).

2.2. Asset and liabilities in foreign currency

Official ruble rate by the day of transaction making was applied at accounting of economic transactions expressed in foreign currency. Assets and liabilities, which cost was expressed in foreign currency were reflected in the book-keeping report in the sums calculated on the basis of the ruble rate as of 31.12.2006 amounted to RUR 26,33 per USD 1 (as of 31.12.2005 the rate amounted to RUR 28,78 per USD 1).

Rate differences appeared during the year at the assets and liabilities transactions, as well as during the recalculation by 31.12.2006, were referred to the financial result together with its reflection in the structure of other profit and losses .

2.3. Short-term and long-term assets and liabilities

Financial investments, accounts receivable, account payable, including debts on credits and borrowing, are referred to the short-term ones in the balance sheet, if the time period of their circulation (offset) lasts no longer than 12 months since the reporting date. Any other assets and liabilities are represented in the accounting as long-term ones.

2.4. Fixed assets

Fixed assets contain lands, buildings, machines, equipment, vehicle and other objects which time period of exploitation is more than 12 months.

The objects of real estate property having capital investments completed, basic accept-disposal documents drawn up, documents for the State registration transferred and which are almost in exploitation, are to be accounted as fixed assets.

The objects of fixed assets are taken to accounting at actual expenses for procurement (construction).

In the balance sheet the fixed assets are shown at the current replacement) value minus depreciation sum accrued for the period of exploitation.

As of 01.01.2005 the Company revalued fixed assets (service roads, area flooring, fences (barriers), boiler installations and land-type steam boilers) having attracted an independent evaluator and defined their total replacement cost.

Amounts of revaluation surplus and accumulated depreciation are referred to increase of capital surplus. The depreciation of fixed assets was accrued by a straight-line method:

- of the fixed assets objects, taken on accounting before 01.01.2002, it was accrued in accordance with the norms approved by the Regulation of the USSR Council of Ministers № 1072 dd. 22.10.1990;
- of the fixed assets objects, taken on accounting since 01.01.2002, it was accrued in accordance with the Regulation of the Government of RF № 1 "On classification of fixed assets included in depreciation groups" dd. 01.01.2002.

The terms of exploitation concerning the main groups of the fixed assets approved by the Company are given below:

Depreciation is not accrued on the fixed assets objects which consumers nature is not undergo modifications with the course of time:

fixed assets group	Terms of exploitation (years) of the objects, accepted on the balance sheet	
	before 01.01.2002	since 01.01.2002
Buildings	100	35
Machines and equipment	8-15	5-8
Vehicle	7-10	5-7
Computers	10	5
Other	3-10	2-5

- lands;

objects of nature management.

The assets at the cost not exceeding RUR 10 000 per unit in which relation conditions concerning acceptance the objects as the fixed assets are fulfilled (p.4 AR 6/01) are to be reflected in the balance sheet and report in the structure of inventories on account 10 "Materials" (p.5 AR 6/01).

Such objects flow (income, divert, disposal) is to be formed on the basis of the initially accounting documents aimed to form such operations concerning inventories accounting.

Profits and losses form the of fixed assets disposal (sale, write-off in case of obsolescence and depreciation) are reflected in the form №2 of "Profit and losses statement" in the structure of other profits and losses.

Expenditures from the fixed assets disposal in case of gratuitous assignment (an underdepreciated part) are reflected in the Form №2 of "Profit and losses statement" in the structure of other profits and losses.

2.5. Investments

Assets are recognized as investments provided simultaneous fulfilling of terms mentioned in the par. 2 of AR 19/02 "Investments accounting".

Assets which does not bear economic profit to he company (interest-free loan; accounts receivable acquired under assignment contract not providing for economic benefits etc.) may not be recognized as investments.

Such assets accounting is to carry out on account 58 "Investments", at that in the balance sheet it is reflected in the Part II of the balance as other accounts receivable in line 235 or 246 depending on repayment period.

Investments accounting unit is defined as a homogeneous population based on a type of investment (shares of one issuer; bond of one series etc).

Investments are taken into accounting at the actual expenses for its purchase.

Investments which make it possible to define the current market cost are reflected in accounting and in the balance sheet as of the reporting date at the historical cost

At the investments disposal which do not set the current market cost, their cost is defined reasoning from the historical cost of each investments unit.

2.6. Inventory

Inventory is valued at the actual expenses for purchase.

Valuation of inventory at putting it into production and other disposal was made in 2006, as well as in 2005, at the average net cost. The reserve for inventory's cost decrease was not created in 2006.

Special accessories, overalls and other means of individual protection in spite of their price and period of useful use are referred to the means in circulation.

Once write-off of overalls and other individual protection means, special accessories which period of use according to the norms of issue is not exceeds 12 months is to be made on the account debits of accounting of production costs in the moment of its transfer (output) to employees of the company.

If a the period of use exceeds 12 months, price of overall, other means of individual protection etc. is to be paid by a straight-line method off reasoning to the useful use period.

2.7. Borrowings and credits

Transfer of long-term debt on credits and loans into the short-term von the moment when under the contract terms only 365 days are remained before the principal debt pay back is not to be made.

Debt under the loans and credits received is to be shown as of the end of reporting period including interests to be paid according to the loan or credit contract.

All current expenses including additional concerning loans and credits receipt and use are reflected in the structure of other expenses of the company in the moment of its accrual (expenses making) regardless of actual payment date.

2.8. Expenditures of future periods

Expenditures made by the Company in the fiscal year but referred to the next fiscal periods as well, are reflected as the expenditures of future periods. Such expenditures include:

voluntary insurance payments;

sums of future payment for vacation periods of the workers;

expenditures concerning purchase of software under the sales and purchase contracts;

expenditures concerning the subscription publications.

rent assigned in accordance with accordance with the contract for further periods.

The mentioned expenditures are subject to further write-off on accounts of expenditures accounting in the following order:

evently within a period of contract duration of rent and voluntary insurance contracts payments;

evently within a period of software use defined by the license agreement or by the manager's resolution;

evently within a period of subscription for periodicals;

evently in those month of vocation for which the holiday pay were accrued.

2.9. The debt of buyers and customers

The debt of buyers and customers is defined on the assumption of prices and charges set by the contracts between the Company and buyers (customers) taking into account all the discounts (extra charges) and VAT.

2.10. The reserves of forthcoming expenditures

For a current fiscal year the reserve for repair work is created at the rate established by the estimate of expenditure of the annual standard of repair cost, including it into production costs monthly at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production destination into production costs.

At year end the adjustment of the repair reserve is performed:
- extra reserved money for the repair of the fixed assets (as a result of inventory) is reversed an entry.
- in case of stress of money in reserve for repair extra charge takes place under account debits of the records of production costs and under account credit 96 "The reserves of forthcoming expenditures", control account "Reserve for repair of fixed assets (including leasehold assets) of production destination".

2.11. Evaluation reserves

Allowance for doubtful accounts are created by the results of accounts receivable inventory spent at the end of the fiscal year together with charging of sums of created reserves into account debit 91 "Other profits and losses" in the structure of other expenses in correspondence with account 63 "Allowance for doubtful accounts " (p.11 AR10/99).

Allowance for doubtful accounts was not created in 2006.

Unused within the reporting year sums of the allowance for doubtful accounts created in 2005 were attached to financial results of reporting year on a credit of account 91 "Other profits and losses" in the structure of other profits in correspondence with account 63 "Allowance for doubtful accounts ".

The Company creates reserve under investments depreciation in case of a stable essential decrease of investments value. Sum of created reserve is to be charged to the structure of other profits and is to be reflected on a credit of account 91 "Other profits and losses".

Continuous supervision and check out of investment value are to exercise in case of creation of reserve under investment depreciation if the features of depreciation are available as of the date of intermediate accounting report.

In case of disposal (write-off) of financial investments (securities) of which the reserve was create a sum of reserve is to be charged to the structure of other profits (account debit 59 "Reserves under investment depreciation" and credit of account 91 "Other profits and losses").

2.11. The acknowledgement of profit

Gain from sales of production and rendering of services, considered for accounting purposes as far as the production is shipped by the buyers and payment documents are submitted, is reflected in the "Report on Receipts and Expenditures" excluding the value added tax, discounts given to the buyers and other similar compulsory payments.

Gain from sales of production and rendering of services was admitted for the purposes of accrual concept taxation.

The receipts of the Company from usual types of activity include:

- Gain from sale of electric and heat energy;
- Gain from capacity sale (since 01.09.2006);
- Gain from high payment charge for compensation of reactive power (tangent "Fi");
- Gain received for non-returned condensate;
- Gain from sales of makeup water and chemically treated water;

- Gain from sales of other finished commodity of auxiliary processes;
- Gain from performed industrial works (services) abroad (including transit);
- Gain from sales of other non-industrial goods, production, services (rent);
- Receipts from property leasing.

The profit from usual types of activity was defined as a difference between the gain from realization of products at current costs and approved by the Regional Energy Commission of the charges with no value added tax and expenditures on its production.

Other profits of the company contain:

- gains in the sums in accordance with the contracts of interests for usage of cash assets by the credit institution which are on the account thereof are reflected according to the article "Interest to be received".
- gains from the retirement of fixed assets (sale, the write-off in case of obsolescence and depreciation) are reflected according to the article "Other profits");
- gains from the participations in authorized capitals of other companies are reflected according to the article "Gain from the participation in other Companies";
- profit in form of fines, penalty taxes, forfeits for violation of the terms of the contracts:
- for extra usage of electric power limit;
- for exceeding contractual rate of energy consumption;
- for under usage of the contractual rate of power consumption;
- for switching on of electrical installation without permission;
- for non-return of condensate;
- for extra hour backlog of heat energy set by the contract;
- for water pumping without permission;
- for overdue payment by the wholesale market participants;
- for payment of damages to a generator received in accordance with the Agreement on capacity transfer in capacity trade zone;
- assets received without return and on the gift contract;
- profit of past years, revealed in the fiscal year;
- the sum of account payable and depositor's debt which term of limitation of action was expired;
- rate differences and other profits.

2.12. The acknowledgement of expenditure

The costs account and calculation of the cost price of released energy are carried out in separate electric power stations, power grids and power supply system in general. The total cost price of energy is formed by the summation of the cost price of production at power stations, cost price of transmission and distribution in electric and heat networks, cost of bought electrical energy and costs on maintenance of the executive body, including the costs on unified technological process control and maintenance of separate divisions on realization of energy.

The object of the calculation is :

- total cost price of the released electrical and energy ;
- total cost of released capacity;
- total cost of released heat energy.

The costing unit is 1kwh, 1 MW, 1Gcal respectively of net released electrical and heat energy to the customers.

Economic expenditures on the maintenance of the executive body, including the costs on the maintenance of the affiliated company "Energosbyt", are distributed between electrical and heat energy proportionally to the production costs of power stations and networks. Economic expenditures are distributed between electrical and heat energy proportionally to their shop cost.

Net cost of capacity is defined in whole energy system through allotment of conditionally permanent expenditures from the total sum of actual expenses for electricity and capacity production. This principle is defined in accordance with an order of rate regulation providing for conditionally permanent expenses of Generation Company in a definite founded sum at capacity rate fixing.

The expenditures connected with production distribution, accounted on account 44 "Sale costs", are written off completely in the fiscal period on account 90 "Sales".

The account of the costs on heat energy transmission at the power stations is carried out separately from the account of energy generation costs. The calculation of transmission cost price is drawn up separately from electrical and heat energy production as a separate type of activity.

2.13. Segment information

The main type of economic activity of the Company is the production of electrical and heat energy, which sale makes 95% of the gain from the production sale (goods, works, services). The Company carries out other types of activity which are not essential and do not form fiscal segments neither taken together nor separately. That is why the information on operational segments is not revealed separately.

The Company carries out its activity on the territory of the Russian Federation and does not choose separate geographical segments because the sources and the character of the risks are almost the same on the entire territory of the Russian Federation.

2.14. Authorized capital, surplus capital and capital reserves

Authorized capital is reflected in the sum of nominal value of ordinary purchased by the shareholders. The amount of authorized capital corresponds to the amount set in the Company's Articles.

Surplus capital was formed at the expense of fixed assets as a result of revaluation and acquiring of shares of subsidiaries during the company's reorganization.

In accordance with the Federal Law №208 FL dd.26.12.1995 "On joint stock companies" the company creates capital reserves amounting to 5% of the authorized capital.

Assignments in the capital reserves are made due to the net profit on the basis of decision accepted by the general meeting of shareholders.

2.16. Changes of accounting policy

Accounting policy of the company for 2006 in comparison with 2005 undergone the changes prescribed by the norms of AR 6/01 in wording of the Ministry of Finances of Russia №147 n dd. 12.12.2005 "Modifications in the Provisions of accounting "Fixed assets accounting" according to the which:

-from January, 01,2006 profit investment in inventory are to be recognized as the fixed assets (are to be accounted on account 03);

- from January, 01, 2006 the list of property free of depreciation accrual in book-keeping was changed;

- from January, 01, 2006 objects of value up to 10 000 rubles are to be reflected in the structure of inventories on account 10 "Materials. With a view to ensure the objects safety a supervision of their moving in form of quantitative account thereof at their maintenance location was organized.

In accordance with the Decrees of the Ministry of Finances of Russia №115n and №11 dd. 18.09.2006 classification of profits and losses in book-keeping was changed. Operating, non-operating and extraordinary profits and losses were united in other profits and losses on account 91 "Other profits and

losses" in 2006.

According to the Company's accounting policy a property tax is to be reflected in the structure of common expenses into account debit 26 from January, 01, 2006.

According to the p.16 of AR 1/98 "Accounting policy of organization" taking into consideration essential changes of the company's activity conditions, namely: reorganization as of 01.07.2006 in form of segregation, accomplishment of economic activity as a generation company selling electric energy to the wholesale consumers only, i.e. to the NOREM, the following changes were made into the accounting policy of the company for 2007:

From January, 01, 2007 it was determined that the groups of the fixed assets objects:

buildings,

constructions,

working and power machines and equipment;

transport devices , -of historical value equals up to 10 000 rubles are not applied to the norms of its reflection in accounting and report as inventories on account 10 "Materials". Such objects are to be accounted on account 01 "Fixed assets" and its value is to be included in the structure of the company's expenses by way of depreciation accrual in generally established order.

From 01.01.2007 a new wording of AR 3/2006 "Accounting of assets and liabilities which value is expressed in foreign currency" is to be come into effect. According to which, liabilities expressed in foreign currency but subjected to be paid in rubles are to be recalculated in book-keeping as of

the date of its acceptance to accounting:

the last day of each month within a period when it is reckoned in accounting;

the date of liabilities pay off.

At that the arisen differences are named as rate difference and are to be charged to financial result (account 91) as other profits and losses.

An order of calculation of capacity net cost was determined, according to which net cost is determined of energy system in whole by way of allotment of conditionally-permanent expenses from the total sum of actual expenses for electricity and capacity production.

An order of accounting of transactions on purchase and sale of electric energy (capacity) at the wholesale market (operations at NOREM):

- sale of electric energy and capacity under the regulated contracts (RC) is accomplished at the state regulated rates, at that a cost of capacity is to be fixed equal to the tariff rate of installed capacity approved by the Federal Tariff Service (FTS) and corrected by reducing ratio in case of failure to fulfill the requirements mentioned in par. 42 of the Rules of wholesale electricity and capacity market.

Sale of electricity and capacity by RC is to be reflected on account 90;

-expenses for services concerning organizing of trade system of wholesale electric energy (capacity) market are to be reflected on account 44 "Expenses for sale" and are to be wrote-off on account 90 "Sales" for net cost of sold electric energy in accordance with the order of tariff adjustment in the reporting period;

- accounting of purchased electric energy acquired for resale is to be carried out on account 41 "Goods" control account 41.05 "Electric energy".

Changes in the list of the company's income from the usual activity was made also in the list of other profits in form of fines, penalties, forfeit for contract terms violation taking into account accomplishing economic activity as generation company.

New type was allotted in the structure of other profits (losses) - i.e. payment of damage to a generator received (paid) in accordance with Agreement capacity transferring in the capacity trade zone.

2.17. Introductory and comparative data

Comparative data in the statement for 2006 are drawn up by the way of adjustment of the data of the final accounting for 2005 in order to bring them in correspondence with the changes in forms of accountability for 2006.
The introductive balance of 2006 reflects the results of revaluation of fixed assets. The currency of the balance changed by RUR 406 792 thousand.

Changes in the form №1 "Balance sheet" in the line 120 "Fixed assets".

RUR, thousand

Indicator	As of 31.12.2005	As of 01.01.2006
Fixed assets	27 085 100	27 491 892

With a view to ensure comparability of data of the current year with the data of the previous period the following corrections were made in the form №2 "Profit and loss statement":
property tax is reflected in expenses for usual activity according the letter of the Ministry of Finances of Russia №07-05-12/10 dd.05.10.2005;
In connection with approval of Decrees of the Ministry of Finances of Russia №115n and №116n dd.18.09.2006 an order of accounting of other profit and losses was changed – i.e. articles "Other operating profits" (line 090) and "Non operating profits" (line 120) submitted in profit and loss statement of the company for 2005 were replaced in profit and loss statement for 2006 by the article "Other profits" (line 090).

Similarly the articles "Other operating expenses" (line 120) and "Non operating expenses" (line 130) of profits and losses statement for 2005 were replaced by article "Other expenses" (line 100) in the statement for 2006.

Changes in the form №2 «Profit and loss statement" in the line 4 "for the similar period of previous year"

тыс. рублей

Indicator	Code of line	In the statement for 2005	In the statement for 2006 (comparative data)	Sum of correction
Net cost of goods, products, works and services sold	020	(17 553 295)	(17 922 657)	(369 362)
Other operating income	090	1 467 942	-	1 467 942
Other operating expenses	100	(2 443 543)	-	2 443 543
Not operating income	120	153 042	-	153 042
Not operating expenses	130	(1 174 900)	-	1 174 900
Other income	090	-	1 620 984	(1 620 984)
Other expenses	100	-	(3 249 081)	(3 249 081)
Total:		(19 550 754)	(19 550 754)	-

Comparative data shown in the form №2 "Profit and loss statement" for 2006 contains profit and loss sums falling on subsidiaries segregated during reorganization. It is caused by impossibility to define a size of corrections to be made with enough degree of reliability.

3. Disclosure of essential indicators of report

3.1. Fixed assets (article 120 of the Balance Sheet)

Value of the company's fixed assets by groups as of 31.12.2006

RUR, thousand

№	Name of the fixed assets group	Replacement value	Depreciation	Depreciated cost	in % to the total
1	Buildings, constructions and transfer units	20 878 997	12 160 665	8 718 332	56,8
2	Machines. Equipment and transport devices	24 273 222	18 116 331	6 156 891	40,1
3	Other	54 707	27 745	26 962	0,2
4	Land	440 101	-	440 101	2,9
	TOTAL:	45 647 027	30 304 741	15 342 286	100

Fixed assets amounted to RUR 980 583 thousand were received in 2006, some of which are putted into operation and being under the State registration process to the sum of RUR 38 948 thousand (object accounted on the balance of HGA, "Heating main from TK-90/1 to UT-8").

Fixed asses amounted to RUR 38 357 808 thousand at historical value retired for the reporting period:

- objects of the fixed assets were transferred to the segregated companies in the process of the company's reforming to the sum of RUR 38 069 391 thousand;
- objects nonserviceable were liquidated to the sum of RUR 245 906 thousand;
- objects were sold to the sum of RUR 36 829 thousand;
- objects were transferred gratis to the authorities and other organizations to the sum of RUR 5 772 thousand (objects of social sphere, dwelling).

By the reporting date the Company had concluded 93 lease contracts for land of total area equals 2 582,3 hectares with the Committees For Property management .

Contracts were concluded for less than 12 month (except 14 long-term contracts) with condition of pre-emptive right to renew the lease after expire date of the lease contract.

Amount of lease payments for 2006 amounted to RUR 425 111 thousand (RUR 389 449 thousand for 2005). Owing to lack of information concerning a cadastral value of the leased land the company does not disclose information concerning the leased fixed assets in the corresponding paragraphs in the forms 1 and 5.

3.2. Construction in progress (article 130 of the balance Sheet).

The Company is still working on the objects of capital construction and technical re-equipment. By the beginning of 2006 expenditure for construction in progress amounted to RUR 1 388 639 thousand. By the end of 2006 expenditure for construction in progress amounted to RUR 782 026 thousand.

Decoding of important objects of construction in progress:

- coal receiving device with 2 car dumpers installation at the Tom-Usinskaya HPP in sum of RUR 139 570 thousand;
- cooling pund of West –Siberian TPP in sum of RUR 123 642 thousand;
- rebuilding of fuel handling equipment of IX turn of widening of Kemerovskaya HPP in sum of RUR 48 420 thousand;
- starting complex of turbo set (station №15) of Novokemerovskaya TPP in sum of RUR 35 234 thousand;
- adoption of AIMS CEA at the Kuznetskaya TPP in sum of RUR 27 410 thousand;
- reconstruction of cell of turboset (station №8) with a turbine replacement at PTR-80-130/13 in sum of RUR 25 799 thousand;
- turboset replacement (station №9) of Kemerovskaya HPP in sum of RUR 21 576 thousand;
- heating main of longitude from Kemerovskaya TPP to the Rudnichny district, Kemerovo in sum of RUR 17 342 thousand;
-rebuilding of heating main located at Y. Dvuzhilny str., together with diameter widening from 500 mm up

to 700 mm in sum of RUR 13 166 thousand.

In December of 2005, in pursuance of the Minutes of the meetings spent by the general director of the Company №58 on 29.11.2005 the technical decisions concerning a range of objects liquidation of construction in progress were accepted:

- receiving device of coal with 2 car dumpers installation at the Tom-Usinskaya HPP in sum of RUR 137 622 thousand;
- treatment facilities of industrial drains of Tom-Usinskaya HPP in sum of RUR 13 103 thousand;
-plant for construction materials manufacturing on the basis of ash and slag of South-Kuzbass HPP in sum of RUR 30 344 thousand;
- I turn of widening of Pioneer settlement of Petrovskaya TPP in sum of RUR 33 962 thousand.

In 2006 in accordance with the Decree of the general director №82 dd. 13.02.2006 "Liquidation of objects finished by construction", two objects were demounted and wrote off (treatment facilities of industrial drains of Tom-Usinskaya HPP and plant for construction materials manufacturing on the basis of ash and slag of South-Kuzbass HPP) to the total sum of RUR 43 447 thousand.

Work for sale of a part of assets was carried out in relation of I turn objects of Petrovskaya TPP, as a result a sales contract of a part of objects of total book value equals RUR 14 687 thousand was made with JSC "Promstroy-ZSK" №133-53 dd. 05.12.2006 . Documents for this bargain were transferred to the State registration in the Justice authorities.

Remaining object of construction in progress of I turn of Petrovskaya TPP and Pioneer settlement of total value amounted to RUR 19 274 thousand are going to be liquidated in 2007 after demounting.

Under the Decree of the general director №244 dd. 16.03.2007 the resolution concerning a liquidation of a coal receiving device with 2 car dumpers installation at the Tom-Usinskaya HPP because of examining of investment program of 550 MW power unit construction used coal fuel according to the Decree of RAO "UES of Russia" №713 dd. 16.10.2006.

To accept further decisions it is necessary to determine technical ability to use such a type of constructions for a widening part of Tom-Usinskaya HPP.

It is going to consider a possibility to sell the cooling pund of West-Siberian TPP in the I half of 2007 in case of interest availability to use the object by new owners of JSC 'West-Siberian TPP". In case of failure to sell the cooling pund it is going to spend demounting works with further liquidation of the mentioned object.

3.3. Long-term investments (article 140 of the Balance Sheet)

Long-term investments of the Company as of the end of reporting period amount to RUR 2 599 453 thousand (except a reserve for depreciation of investments in the subsidiary company "Kuzbassenergoservice" JSC created by the Company's decree №69 dd. 02.02.3007 equaled RUR 2 298 thousand).

Long-term investments contain:

- investments in subsidiaries (see par. 3.10) to the sum of RUR 2 597 887 thousand;
- investments in the third-part companies: "Zhurnal TEC and resoursy Kuzbassa" (6,67%) to the sum of RUR 50 thousand;
- other investments to the sum of RUR 1 516 thousand.

Long-term investments had increased by RUR 2 151 426 thousand for year 2006 because of the following operations

Increase by RUR 2 310 595 thousand by article "Long-term investments":

- investments in the authorized capitals of the segregated companies are reflected in accounting in accordance with the Company's reforming project under the dividing balance approved by the general meeting of shareholders from 30.12.2005 and in accordance with the decree of general director №549 dd. 19.10.2006, i.e.:
- JSC "West-Siberian TPP" amounted to RUR 1 435 325 thousand (extract №28 from the register of

securities owners of JSC "West-Siberian TPP");

- JSC "South-Kuzbass HPP" amounted to RUR 863 692 thousand (extract №30 from the register of securities owners of JSC "South-Kuzbass HPP").

Historical cost of the mentioned investments is determined at the cost of net assets of segregated companies due to widening of capital surplus:

due to registration of additional shares issuance:

CJSC "MSC "Health Center Energetic" to the sum of RUR 11 578 thousand (notification on the state registration of report of additional securities issuance results №06-ВГ-03/12262 dd.04.08.06).

Decrease by RUR 159 169 thousand by the article "Long-term investments" took place:

because of sales contracts of shares making:

- JSC IPE "Vodocanal" to the sum of RUR 31300 thousand (sales contract of shares №118/53 dd. 05.09.2006);
- Ltd. "Bill Center Kuzbassenergo to the sum of RUR 401 thousand (sales contract of share in the authorized capital №100/53 dd. 28.04.2006);
- CJSC "Bagran" to the sum of RUR 1 thousand (sales contract of securities №89/53 dd.25.01.2006);

transfer of shares in accordance with the company's reforming project under the dividing balance of JSC "Kuzbassenergo" approved by the general meeting of shareholders on 30.12.2005:

- JSC "Kuzbassetremont" to the sum of RUR 8 744 thousand (transmission decree for share holding from 05.01.2006);
- Ltd. "Sbytenergo" to the sum of RUR 100 thousand (acceptance report for 100% sharing transmission in the authorized capital from 27.09.2006);

investments write-off under the liquidated companies:

JSC "Kuzbasshydroenergostroy" to the sum of RUR 118 619 thousand (decree №635 dd. 19.09.2006 "State of investments in JSC "Kuzbasshydroenergostroy", extract from USREL from 12.10.2006, resolution of the Arbitrage from 24.07.2006 at the case №A27-8466/2002-4).

All investments are valued at the book-value.

By the company's reforming program it was stipulated termination of sharing in JSC "South-Kuzbass HPP" and JSC "West-Siberian TPP".

On January, 22, 2007 the Board of Directors of the Company approved an issue concerning termination of sharing on the following terms.

Method of sale: public auction to make sales contract of shares of JSC "South-Kuzbass HPP" and public auction to make sales contract of shares of JSC "West-Siberian TPP".

Agent - CJSC "Joint financial group" belonging to the Deutsche Bank Group in the Russian Federation;

Order and period for sale: shares of JSC "West-Siberian TPP" are sold by the single lot until July, 01,2007; shares of JSC 'South-Kuzbass HPP" are sold by the single lot until July, 01,2007.

Start price of the contract made by the auction's results to make sales contract of shares of KSC "West-Siberian TPP" is determined from the start price of one share of JSC "West-Siberian TPP" but not lower a market value of a share (9 rubles 96 kopecks) defined by the independent evaluator.

Initial price of share holding of JSC "West-Siberian TPP" belonging to the company amounts to 3 018 697 626 rubles and 36 kopecks.

Start price of a contract made by the auction's results to make sales contract of shares of JSC "South-Kuzbass HPP" is determined from the start price of one share of JSC "West-Siberian TPP" but not lower a market value of a share (6 rubles 86 kopecks) defined by the independent evaluator.

Initial price of share holding of JSC of JSC "South-Kuzbass HPP" belonging to the company amounts to 2 079 143 144 rubles and 26 kopecks.

Total start price of share holding of JSC "West-Siberian TPP" and JSC "South-Kuzbass HPP" belonging to the company amounts to RUR 5 097 840 770 rubles 62 kopecks.

Order (term) for paying up of shares by cash – till a title to shares transfer to the auction winner but not later than 14 (fourteen) days from the ate of sales contract of shares making by the auction's results.

The company is going to redeem credits aimed to pay the property purchased of JSC "Altayenergo" off due to the assets received.

3.4. Short-term investments (line 250 of the Balance Sheet).

RUR, thousand

Indicator	As of 01.01.2006	As of 31.12.2006
Bank promissory notes	30	50 112
Promissory notes of other issuers	795	-
Short-term investments, Total	825	50 112

3.5. Long-term and short-term accounts receivable (articles 230 and 240 of the Balance Sheet).

Breakdown of accounts receivable

RUR, thousand

№	Indicator	By the beginning of a period 01.01.2006	By the end of a period 31.12.2006	Effect of reorganization	Changes increase (decrease)
1	2	3	4	5	6=4-3-5
1	Long-term accounts receivable (line 230)	301 794	111 428	(143 956)	(46 410)
	including:				
1.1.	Abonent debt (energy)	145 193	20 729	(122 770)	(1 694)
1.2.	Subsidiary's debt	68 987	44 987	0	(24 000)
1.3.	Advances paid	842	778	0	(64)
5.	Other	86 772	44 934	(21 186)	(20 652)
2	Short-term accounts receivable (line 240)	1 870 240	1 085 916	(679 689)	(104 635)
	including:				
2.1.	Abonent debt (energy)	661 258	319 082	(475 248)	133 072
	From it line 243:	85 510	375	(66 502)	(18 633)
2.2.	Notes receivable	672 938	0	0	(672 938)
2.3.	Subsidiary's debt	153 126	50 977	(81 208)	(20 941)
2.4.	Advances paid	187 112	252 116	(96 151)	161 155
2.5.	Settling with budgets and off-budget funds	79 970	254 155	0	174 185
2.6.	Other	115 836	209 586	(27 082)	120 832
3.	Accounts receivable, total:	2 172 034	1 197 344	(823 645)	(151 045)
	including:				
3.1.	Abonent debt (energy)	806 451	339 811	(598 018)	131 378
	The same in % to the line 3	37,1	28,4	x	x
3.2.	Notes receivable	672 938	0	x	x
	The same in % to the line 3	31,0	0,0	x	x
3.3.	Subsidiary's debt	222 113,0	95 964,0	(81 208)	(44 941)
	The same in % to the line 3	10,2	8,0	*x*	*x*

3.4.	Advances paid	187 954	252 894	(96 151)	161 091
	The same in % to the line 3	8,7	21,1	x	x
3.5.	Settling with budgets and off-budget funds	79 970,0	254 155,0	0	174 185
	The same in % to the line 3	3,7	21,2	x	x
3.6.	Other	202 608	254 520	(48 268)	100 180
	The same in % to the line 3	9,3	21,3	x	x

For 2006 accounts receivable of the company reduced by RUR 974 690 thousand (or by 44,9%), including:

- due to reorganization (transmission to the segregated companies) by RUR 823 645 thousand;
- due to the daily activity by RUR 151 45 thousand.

Decrease of accounts receivable on daily activity was caused by presentation for terms and payment of notes of CJSC "CEAR MF" to the sum of RUR 672 938 thousand.

Main growth of accounts receivable on daily activity was made by the following articles: "Tax overpayment in budget and off-budget funds" – RUR 174 185 thousand (due to profit tax);

"Advances paid" – RUR 161 091 thousand, from which:

- to suppliers of materials, works and services – RUR 129 968 thousand;
- to energy suppliers - RUR 19 460 thousand;

"Abonent debt" – RUR 131 378 thousand.

As of the end of reporting period energy consumer's debt amounted to RUR 339 811 thousand or 42,1% of data proper to the beginning of reporting period.

Allowance for doubtful accounts equals RUR 324 676 thousand was created in "Energosbyt" subsidiary by the Company's Decree №957 dd. 30.12.2005 as of 31.12.2005.

Within the reporting period accounts receivable of energy consumers equaled RUR 13 833 thousand was wrote-off due to allowance created.

In accordance with the Company's Decree №78 dd. 06.02.2007 allowance for doubtful accounts was not created for 2007, the sum of allowance early created but not used as of 31.12.2006 amounted to RUR 253 432 thousand was added to income of reporting year.

Allowance for doubtful accounts totaled RUR 57 423 thousand was created in the course of reforming, including:

JSC "Kuzbass energy sales company" – RUR 43 193 thousand;

JSC "Kuzbassenergo – regional power grid company" – RUR 14 230 thousand.

A special commission was created in the company to determine a debt unreal to recover. Commission is to examine accounts receivable not discharged within the established period and to prepare documents to write-off the mentioned debt in the first quarter of 2007.

Commission has made evaluation of accounts receivable not discharged within the established period as of 31.12.2006 by the preliminary results of its work:

Doubtful debt of buyers (line 241 of the balance sheet) amounts to RUR 134 532 thousand, including debt of energy consumers equals RUR 131 282 thousand;

Doubtful debt of other debtors (line 246 of the balance sheet) amounts to RUR 934 thousand, accounts receivable with expired limitations amounts to RUR 24 056 thousand.

According to the documents prepared, accounts receivable with expired limitations will be wrote-off in the first quarter of 2007. By the management estimation a possibility to recover debt unpaid off within the established period and unsecured is low.

3.6.Credits and loans (articles 510 and 610 of the Balance Sheet).

Credits and loans of the Company as of 31.12.2006

№	Creditor	Sum of principal debt, RUR thousand	% rate	Tranche (contract) term	Maturity date of tranche (credit)	Pledge	Cost of pledge, RUR thousand
1	JSC "Alfa-Bank", Kemerovo	177 000	10,75	18 months	10.06.2008	Unsecured	-
2	Siberian office of CJSC "Raiffeisenbank", Austria, Novosibirsk	256 000	MosPrime Rate +3,5%	16months	April, 2008	Unsecured	-
	Total Principal sum of debt	433 000	-	-	-	-	-
	Interests on credit contracts	845	-	-	January, 2007	-	-
	Long-term credits and loans, total (line 510 of the balance sheet)	433 845	-	-	-	-	-
	AC SB of RF, Kemerovo	259 000	-	-	-	-	-
	Including: Contract №114 dd, 27.04.06	119 000	9,5	3months	20.02.2007	Inventories	-
	Contract №121 dd. 11.05.06	140 000	9,6	12months	10.05.2007	Inventories	205 191
2	Siberian office of CJSC "Raiffeisenbank", Austria, Novosibirsk	244 000	MosPrime Rate +3,5%	3-7 months	February- May, 2007	Unsecured	-
3	ACB "Promsviazbank", Kemerovo	298 000	·10,1	6months	18.05.2007	Unsecured	-
4	CJSC JSB "Gazprombank", Tomsk	10 000	8,5	6 months	23.04.2007	Unsecured	-
	Total Principal sum of debt	811 000	-	-	-	-	-
	Interests on credit contracts	1 926	-	-	January, 2007	-	-
	Total credits	812 926	-	-	-	-	-
	Loan of Mintopenergo of RF	10 000	-	-	-	Unsecured	-
Total loans (line 612 of the balance sheet)		10 0000	-	-	-	-	-
Short-term credits and loans, total (line 610 of the balance sheet)		822 926	-	-	-	-	-
		Inventories in pledge, Total					205 191

As of the end of 2006 year debt on credits and loans amounted to RUR 1 254 000 thousand having reduced by RUR 348 000 thousand, including due to transfer of credit liabilities equaled RUR 472 000 thousand to the segregated companies. Borrowings amounted to RUR 4 812 880 thousand were attracted by the company, as credit liabilities amounted to RUR 4 688 880 thousand were paid within the reporting period.

As of the end of 2006, past due interest under credit contracts amounted to RUR 2 771 thousand having reduced by RUR 355 thousand, including due to transfer of credit liabilities amounted to RUR 251 thousand to the segregated companies.
Interests to be paid equaled RUR 114 197 thousand were accrued and RUR 114 310 thousand thereof was paid in the reporting period.
Interest accrued under credits are reflected in the structure of other expenses in sum of RUR 112 799 thousand are included in the cost of non-circulating assets in sum of RUR 749 thousand, also in the cost of inventories in sum of RUR 634 thousand.

As of 31.12.2006 the structure of the company's credit portfolio has changed by a discharge period.
Attraction of credit institutions assets in sum of RUR 433000 thousand for more than 1 year has reduced a share of long-term credits from 100% (as of 01.01.2006) to 65,5% (as of 31.12.2006).

The company attracted borrowings as a source of circulating assets widening at a rate lower the refinancing rate fixed by the CB of RF (since 23. 10.2006 – 11%) in 2006.
Average weighted per cent rate for credit assets using by the Company equaled 9,77% by 31.12.2006.

Credit assets received by the Company in 2006 were directed to:
Fuel purchase, payment for services rendered by the CDA, FSC, RAO, settling with budget and under credit liabilities, capital construction and power equipment repair.
As of 31.12.2006 inventories (coal) at the assessed value equals RUR 205 191 thousand are reckoned at the balance as a source to secure liabilities under credit contracts, (versus RUR 719 451 thousand as of 01.01.2006)
With a view to a part of expense reimbursement to pay interests under credits off used for fuel purchase and power equipment repair in accordance with the Provisions of the RF Government №481 dd. 23.06.2001 the company received a subsidy granted by the federal budget equaled RUR 26 465 thousand in 2006.

3.7. Other long-term liabilities (article 520 of the Balance Sheet)

Company's debt which reimbursement is to be made in more than 12 months from the reporting date is referred to the other long-term liabilities.
Breakdown of long-term account payable

RUR, thousand

№	Indicator	By the beginning of a period 01.01.2006	By the end of a period 31.12.2006	Effect of reorganization	Changes increase (decrease)
1	2	3	4	5	6=4-3-5
1.	Long-term account payable (line 520)	1 260 975	902 953	(78)	(357 944)
	Including:				
1.1.	To suppliers and contractors	1 240 468	883 347	(78)	(357 043)
1.2.	To the budget	12 566	11 665	0	(901)
	From it:				
	- federal	2 322	2 322	0	0
	- territorial	9 671	9 342	0	(329)

№	Indicator	By the beginning of a period 01.01.2006	By the end of a period 31.12.2006	Effect of reorganization	Changes increase (decrease)
	- local	573	1	0	(572)
3.	To the off-budget funds	7 941	7 941	0	0
	From it:				
	- pension fund	0	0	0	0
	- employment fund	0	0	0	0
	- fines, penalties to off-budget funds	7 941	7 941	0	0

Decrease of account payable by RUR 358 022 thousand was formed due to debt offsetting under the Amicable Agreement before JSC "Mosenergo" (RUR 357 043 thousand or 99,7%) in 2006.

3.8. Short-term account payable (article 620 of the Balance Sheet)

As compared with the previous year, short-term account payable decreased by RUR 1 467 206 thousand or by 47,4% (from RUR 2 790 413 thousand to RUR 1 323 207 thousand).

Breakdown of short-term account payable

RUR, thousand

№	Indicator	By the beginning of a period 01.01.2006	By the end of a period 31.12.2006	Effect of reorganization	Changes increase (decrease)
1	2	3	4	5	6=4-3-5
1.	Short-term account payable (line 620)	2 790 413	1 323 207	(492 830)	(974 376)
	including:				
1.1.	to suppliers and contractors	835 050	486 155	(233 307)	(115 587)
	of which:				
	electricity suppliers through the FOREM	305 258	23 435	(109 159)	(172 664)
	fuel suppliers	291 362	117 223	(63 148)	(110 991)
	works, services	29 249	29 152	(26 563)	26 465
	License fee to RAO "UES of Russia"	160 000	210 000	0	50 000
	Other suppliers and contractors, total	49 181	106 346	(34 437)	91 602
1.2.	To the budget	653 639	529 767	0	(123 872)
	current:				
	- federal	442 874	352 535	0	(90 339)
	- territorial	150 859	107 624	0	(43 235)

№	Indicator	By the beginning of a period 01.01.2006	By the end of a period 31.12.2006	Effect of reorganization	Changes increase (decrease)
1	2	3	4	5	6=4-3-5
	- local	59 906	69 608	0	9 702
1.3.	Off-budget funds	31 344	17 946	0	(13 398)
	Of which:				
	- pension fund	23 738	13 033	0	(10 705)
	- OMI Fund	3 386	2 043	0	(1 343)
	- Social insurance Fund	1 314	150	0	(1 164)
	- fines and penalties to the off-budget finds	2 906	2 720	0	(186)
1.4.	notes payable	383 313	73 089	0	(310 224)
1.5.	Debt to subsidiaries and dependent companies	17 490	16 327	(6 170)	5 007
1.6.	remuneration for labor debt	56 398	25 401	0	(30 997)
1.7.	VAT of shipped goods	328 770	56 495	(81 508)	(190 767)
1.8.	Advances received	480 457	104 866	(171 845)	(203 746)
	including:				
	electric and heat energy consumers	477 645	92 855	(170 781)	(214 009)
	Other advances	2 812	12 011	(1 064)	10 263
1.9.	Other	3 952	13 160	0	9 208

In the reporting period decrease of short-term account payable was reasoned by:
reorganization (transfer to the segregated companies) by RUR 492 830 thousand;
current daily activity by RUR 974 376 thousand.

The largest decrease over the daily activity was made by the articles:
"Notes payable" – by RUR 310 224 thousand because of the notes available at the balance by the beginning of reporting period were paid off within a year; Наибольшее снижение по текущей деятельности допущено по статьям:
"Advances received" – by RUR 203 743 thousand because of decrease of estimated value of consumer's advance payments provided by heat delivery volume reduce caused by a growth of an average monthly air temperature in 2006;
"VAT for unpaid products" – by RUR 190 907 thousand because of changes in VAT calculation procedure provided by Federal Law №119-FL;

"Tax and levies debt" – by RUR 123 876 thousand. Major cause of account payable decrease is reduction of tax base concerning the Company structure modification.

3.9. Capital and reserves (articles 410,420 and 430 of the Balance Sheet)

As of 31.12.2006 the company's authorized capital amounts to 606 163 800 (six hundred and six million one hundred sixty three thousand and eight hundred rubles), and contains 6 163 800 ordinary shares of equal nominal value of 1 (one) ruble each .

From the total number of ordinary shares as of 31.12.2006 natural persons owned 14,9 million pieces,

including the company's employees – 4,4 million pieces (as of 31.12.2005 it was 16 million ad 4,7 million pieces respectively); legal entities owned 591,3 million pieces (as of 31.12.2006 – 590,2 million pieces). The Company has not shares in ownership, subsidiaries have not the company's shares in ownership too. Unpaid shares are absent.

As of 31.12.2006 sum of capital surplus amounted to RUR 15 412 573 thousand which was made up due to purchase of subsidiary's shares in the course f reforming in sum of RUR 2 299 016 thousand and the fixed assets revaluation in sum of RUR 13 113 557 thousand.

From which a sum of fixed asset write-(up)/down from 2000 till 2006 formed at every object of the fixed assets amounts to RUR 9 908 935 thousand, remaining sum equals RUR 3 204 622 thousand is to be referred to the fixed assets revaluation spent untill 2000 year, also obligatory revaluation of construction in progress and equipment to be mounted untill 1998.

Till the year 2000 the normative accounting legislation had not provided for procedure for revaluation sums creation and expenditure (write-off) concerning the concrete object of the fixed assets, thus capital surplus in sum of RUR 3 204 622 thousand was not distributed on the concrete objects of the fixed assets and added to the company's unappropriated balance in the moment of the fixed assets objects disposals.

Capital surplus increased in 2006 due to:

increment of property value because of revaluation by RUR 406 792 thousand;

purchase of subsidiary's shares segregated under reorganization to the sum of RUR 2 299 016 thousand.

Under the resolution of the annual general meeting of shareholders (minutes №15 dd. 26.06.2006) unappropriated balance amounted to RUR 13 450 thousand was directed to increase the company's reserves .As of 31.12.2006 the company's reserves amount to RUR 30 308 thousand (5 per cent of the authorized capital).

3.10. Main subsidiaries and dependent companies

The company holds ordinary shares of subsidiaries. Dependent companies are absent.

Subsidiaries of JSC "Kuzbassenergo" as of 31.12.2006.

№	Full and brief trade name of subsidiary	Date of shares/stake/ acquisition	Authorized capital, RUR thousand	Stake in the AC, %	Carrying amount of shares/stake, RUR, thousand	Book value of shares/stake, RUR thousand	Activity	Location
1.	Open joint stock company "Prokopievskenergo", JSC "Prokopievskenergo"	20.09.2000	32 300	60	19 380,00	19 380,00	Electric energy sale	653000, Russia, Kemerovo region, Prokopievsk, Energeticheskaya str., 14
2.	Closed joint stock company "Autotransport enterprise "Kuzbassenergo", CJSC "ATE "Kuzbassenergo"	04.10.2004	164 044	100	103 833,79	103 833,79	Transport services	650006, Russia, Kemerovo, Stantsionnaya str., 4
3.	Closed joint stock company Medico-sanitary center "Health Center Energetic", CJSC "MSC HC "Energetic"	07.09.2004	128 323	100	126 074,27	126 074,27	Medical supplies	Russia, Kemerovo, Kuzbasskaya str., 37
4.	Open joint stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"	17.07.2002	500	100	2 298	2 298	Repair, mounting, adjustment and alignment	650000, Russia, Kemerovo, Karbolitovskaya str., 10
5.	Open joint stock company "Kuzbass energy repairing company", JSC "Kuzbass energy repairing company"	30.01.2004	29 190	100	29 972,12	29 972,12	Repair of heat and electric power objects	650099, Russia, Kemerovo, Kuznetsky prospect, 30
6.	Open joint stock company "Engineering and analytical center "Kuzbasstekhenergo", JSC "Engineering and analytical center "Kuzbasstekhenergo"	30.01.2004	17 852	100	17 312,52	17 312,52	Engineering and designing	650099,Russia, Kemerovo, Stantsionnaya str., 17
7.	Pen joint stock company "South-Kuzbass HPP"	01.07.2006	545 547,42	50+1 share	863 691,56	863 691,56	Electricity production	Russian Federation, Kemerovo region, Kaltan, Komsomolskaya str., 20
8.	Open joint stock company "West-Siberian TPP"	01.07.2006	909 245,70	50+1 share	1 435 324,91	1 435 324,91	Electricity production	Russian Federation, Kemerovo region, Novokuznetsk, Severnoye shossey str., 23
	TOTAL:	x	x	x	x	2 597 887,17	x	x

3.11. Profit and losses from ordinary activity (lines 010, 020 of Profit and Loss Statement)

Breakdown of profit (loss) from sales

RUR, thousand

Item	Income		Expenses		Financial result Profit (loss)	
	2006 год	2005 год	2006 год	2005 год	2006 год	2005 год
Sale of products, works and services, - total	17 604 706	19 710 417	16 129 411	17 922 657	1 475 295	1 787 760
including						
Electric energy	9 595 118	14 722 418	8 646 627	13 748 342	948 491	974 076
Heat energy	4 022 852	3 934 570	3 835 669	3 497 663	187 183	436 907
Transporting of electric and heat energy	42 663	263 817	27 053	115 095	15 610	148 722
Goods, works and services of industrial nature	546 428	422 757	430 331	321 207	116 097	101 550
Electricity sale on wholesale market	151 128	360 315	90 306	234 972	60 822	125 343
Goods, works and services of not-industrial nature	4 899	6 540	4 770	5 378	129	1 162
Electric energy (capacity) through NOREM	3 241 618	0	3 094 655	0	146 963	0
Commercial expenses	-	-	12 125	18 795	(12 125)	(18 795)
Profit (loss) from sales	x	x	x	x	1 463 170	1 768 965

Since 01.09.2006 the Company is carrying out electric energy (capacity) sale at the new wholesale electric power market (NOREM). In accordance with the Rules of wholesale electric power (capacity) market, sale (purchase) of electric energy and capacity was made under the following contracts:

- regulated sales contracts of electric energy and capacity (RC);

-contracts providing for sale (purchase) of electric energy by the results of competitive selection of price applications a day ahead (DAM);

-contracts proving for sale(purchase) of electric energy by the results of competitive selection of applications for system balancing (contracts for BM).

From 01.09.2006 until 31.12.2006 income from electricity (capacity) sale in NOREM (New wholesale electric energy (capacity) market) amounted:

- of electricity sale under RC to RUR 1954 691 thousand;

- of electricity sale in the Balancing Market to RUR 30 2385 thousand;

- of electricity sale in the DAM to 30 613 thousand;

-of capacity sale under RC to RUR 1 235 029 thousand.

Sale of electric energy and capacity under the RC was carried out based on the state regulating rates. In accordance with the RC capacity price is to be fixed equal a rate for installed capacity approved by the Federal Tariff Service (FTS) and corrected by the falling ratio in case of failure to fulfill requirements mentioned in item 42 of the Rules of Wholesale Electric energy (capacity) market approved by the Decree of RF Government № 643 dd. 24.11.2003 (in wording of the Decree of RF Government №529 dd. 31.08.2006).

3.12. Other income (line 090 of the Profit and loss Statement)

RUR, thousand

Item	Income		Changes
	2006	2005	Increase/decrease
From the fixed assets, apartments sale	18 803	25 219	(6 416)
From securities sale	911 796	1 069 538	(157 742)
From other assets sale	14 846	135 295	(120 449)
Profit of previous years	14 079	49 538	(35 459)
Penalties, interest fines, and liquidated damages admitted or payable in accordance with court (arbitration) decision	4 524	16 188	(11 664)
Redress of allowance for doubtful accounts	253 432	54 396	199 036
Property surplus by the results of inventory	10 530	15 447	(4 917)
Redress of reserve for securities depreciation caused by its disposal	118 619	-	118 619
Inventory sale	97 173	179 069	(81 896)
Other income	62 761	76 294	(13 533)
Other income, total	1 506 563	1 620 984	(114 421)

Major cause of other income decrease by RUR 114 421 thousand (7,1%) in 2006 as compared with data of year 2005 is the company's reorganization in form of segregation took place on 01.07.06.

3.13. Other expenses (line 100 of the Profit and Loss Statement)

RUR, thousnad

Item	Expenses		Changes
	2006	2005	Increase/decrease
From the fixed assets, apartments sale	22 278	42 405	(20 127)
From securities sale	935 160	1 062 984	(127 824)
From other assets sale	14 691	158 231	(143 540)
Banking services	14 450	12 374	2 076
Allowance for doubtful accounts	-	324 676	(324 676)
Reserve for investment depreciation	2 298	118 619	(116 321)
Assets write-off	191 185	134 826	56 359
Losses of previous years	17 624	224 136	(206 512)
Penalties, interest fines, and liquidated damages admitted or payable in accordance with court (arbitration) decision	3 546	6 563	(3 017)
Material, sponsoring and charitable assistance	246 168	194 475	51 693
Including:			
Lump bonus	57 325	31 266	26 059
Material assistance to employees	19 603	24 438	(4 835)
Material assistance to pensioners	7 997	10 008	(2 011)
Replacement of value of tourist vouchers	12 558	18 061	(5 503)

Item	Expenses		Changes Increase/decrease
	2006	2005	
Medical care of pensioners	13 639	13 924	(285)
Charitable assistance	25 746	22 594	3 152
Maintenance of hockey team "Energia"	34 630	35 400	(770)
Sponsorship	50 185	14 781	35 404
Other payment to employees	22 133	21 466	667
Other payment to pensioners	2 352	2 537	(185)
Energy saving fund	112 814	174 204	(61 390)
Inventory sale	89 448	194 196	(104 748)
VAT not accepted to deduction	10 871	214 214	(203 343)
Unreal to recover accounts receivable write-off	167	95 185	(95 018)
Expenses concerning reorganization:	85 199	78 927	6 272
including:			
Preparation of documents for land use	35 304	11 420	23 884
Adviser services concerning financial and legal issues	37 234	42 018	(4 784)
Expenses for state registration of right for immovable	10 557	9 485	1 072
Property evaluation	2 104	16 004	(13 900)
Payment for emission exceeding the norms	54 284	61 222	(6 938)
Property transfer in municipal ownership	2 474	22 533	(20 059)
Other expenses	109 638	129 311	(19 673)
Other expenses, total	1 912 295	3 249 081	(1 336 786)

Other expenses contain assignments to trade union, gift's value, expenses for corporate actions etc.
In the structure of expenses concerning the assets write-off the following indicators are reflected:
Value of retired object of construction in progress to the sum of RUR 43 042 thousand;
Book-value of JSC "Kuzbasshydroenergostroy" 's written-off shares (long-term investments) to the sum of 118 619 thousand;
Price of written-off objects of the fixed assets to the sum of RUR 23 123 thousand;
Expenses concerning liquidation of the fixed assets objects amounted to RUR 5 294 thousand.

Breakdown of other income and expenses

RUR, thousand

Indicator	Income		Expenses		Financial result Profit/loss	
	2006	2005	2006	2005	2006	2005
Other income and expenses, total	1 506 563	1 620 984	1 912 295	3 249 081	(405 732)	(1 628 097)
including:						
Sale of the fixed assets, apartments	18 803	25 219	22 278	42 405	(3 475)	(17 186)
Securities sale	911 796	1 069 538	935 160	1 062 984	(23 364)	6 554
Other assets sale	14 846	135 295	14 691	158 231	155	(22 936)
Banking services	-	-	14 450	12 374	(14 450)	(12 374)

Indicator	Income		Expenses		Financial result Profit/loss	
	2006	2005	2006	2005	2006	2005
Profit/loss of previous years	14 079	49 538	17 624	224 136	(3 545)	(174 598)
Penalties, interest fines, and liquidated damages admitted or payable in accordance with court (arbitration) decision	4 524	16 188	3 546	6 563	978	9 625
Redress of allowance for doubtful accounts	253 432	54 396	-	324 676	253 432	(270 280)
Operations concerning creation and using of reserve for securities depreciation	118 619	-	120 917	118 619	(2 298)	(118 619)
Property surplus by the results of inventory	10 530	15 447	-	-	10 530	15 447
Inventories sale	97 173	179 069	89 448	194 196	7 725	(15 127)
Assets write-off	15 609	·7 177	72 566	134 826	(56 957)	(127 649)
Energy saving fund	-	-	112 814	174 204	(112 814)	(174 204)
Material, sponsoring and charitable assistance	-	-	246 168	194 475	(246 168)	(194 475)
Other income and expenses	47 152	69 117	262 633	601 392	(215 481)	(532 275)

3.14. Tax

Settling with budget for 2006

«- overpayment», «+debt»

RUR, thousand

Payment to budget	Balance as of 01.01.2006	including		Accrued	Paid	Balance as of 01.01.2006	Including	
		overpayment	debt				Overpayment	Debt
Total	587 084	79 121	666 205	2 474 115	2 772 300	288 899	252 533	541 432
Including								
Profit tax	-23 639	48 707	25 068	253 545	435 163	- 205 257	216 160	10 903
VAT	309 814	681	310 495	686 484	741 009	255 289	1 148	256 437
Property tax	87 558	2 094	89 652	334 519	373 102	48 975	15 851	64 826
Individuals profit tax	18 756		18 756	203 384	212 193	9 947	407	10 354
Other tax and permanents	194 595	27 639	222 234	996 183	1 010 833	179 945	18 967	198 912

As of 31.12.2006 the company has account payab'e amounts to RUR 288 899 thousand upon payments in the budget. At that an overpayment in tote RUR 252 533 thousand and debt in sum of RUR 541 432 thousand

upon some kinds of tax exists.

For 2006 account payable upon a settling with the budget reduced by RUR 124 773 thousand (by 18,7%) and amounted to RUR 541 432 thousand. Account payable in sum of RUR 541 432 thousand arose because of:
RUR 323 779 thousand – tax charge by payment period in 2007;
RUR 205 988 thousand – debt under results of tax checking being subject to contestation juridical by the company;
RUR 11 667 thousand – restructured debt of fines and penalties for negative environmental impact.
Issue concerning this debt write-off is under examining of Rostekhnadzor Department of Kemerovo region.
Accounts receivable of budget assignments amounted to TUT 252 533 thousand having increased in 3 times for the reporting period.
Principal sum of overpayment falls on payments under profit tax (RUR 216 160 thousand) because of reverse an entry of erratic accrued payments under tax checking disputed by the company judicial (RUR 43 254 thousand) and excess of advance payments in the reporting period over the sum of actually accrued tax for 2006 (RUR 172 906 thousand).

Due to reforming of the company advance payment of property tax for 2006 exceeded a sum of actually accrued tax by RUR 15 851 thousand, as a result an overpayment amounted to RUR 15 851 thousand arose by 31.12.2006.
By the same reason an overpayment upon the other tax in sum of RUR 4 517 thousand exists.

Profit tax

During 2006 according to the accounting report the profit made 955 950 RUR thousands (in 2005 there was a loss - 22 352 RUR thousand). The sum of contingent profit tax loss of the reporting period made 229 428 RUR thousands (in 2005 contingent gain 5 364 RUR thousand).

Tax base of profit tax during 2006 totaled 1 255 484 RUR thousand (during 2005 – 1 584 660 RUR thousand).

Current profit tax of 2006 amounted 301 316 RUR thousands (2005 – 380 319 RUR thousand).

The following factors influenced the profit tax calculation:

1. In 2006 the permanent differences' sum made 977 187 RUR thousands (2005 – 1 229 142 RUR thousand) and appeared because of expenses, which under the chapter 25 TC RF orders do not lessen the taxable profit of:
- the revaluation objects of general means sums after 2002 (504 733 RUR thousand);
- the expenses on the reserve of financial investment impairment building (2 298 RUR thousands);
- charity and social events expenses (441 367 RUR thousand);
- the expenses on gratuitous property assignment (2 547 RUR thousand);
- the expanses on voluntary insurance (6 837 RUR thousand);

2. According to the accounting a before taxation profit is updated towards diminution by the deductible temporary difference sum at the rate of 199 071 RUR thousands in 2006 (in 2005 towards increase by 735 717 RUR thousand). At the same time the sum of deductible temporary differences appeared in 2006 made up 50 208 RUR thousand (in 2005 - 805 650 RUR thousands), the redemption sum of deductible temporary differences, caused these tax assets decrease, made up 249 279 RUR thousands (in 2005 - 69 933 RUR thousand). These differences turned out to be because of different approaches to expenses recognition in accounting and tax accounting:
- accrual sums of general means depreciation (122 233 RUR thousand);
- loss after the off-load of general means' objects (4 923 RUR thousand);
- убытка от реализации ценных бумаг (23 355 RUR thousand).

3. While estimation of the current profit tax the sum of taxable timing differences to the sum of 478 583 RUR thousands (2005 год – 357 846 RUR thousand) was taken into consideration. At that the sum of taxable timing differences appeared in 2005 made up 562 896 RUR thousand (in 2005 – 717 558 RUR thousands), the redemption sum of taxable temporary differences, caused these tax liabilities decrease, made up 84 313 RUR thousand (in 2005 – 355 817 RUR thousand). These differences turned out to be because of different order of

amortization charge in general means' objects in accounting and tax accounting.

In 2006 following to the detected error correction, connected with wrong classification of differences, related to the general means' objects' reappraisal, made in the previous reporting periods, there were written the tax assets to the sum of 155 007 RUR thousand off into net profit depletion and tax liabilities to the sum of 20 135 RUR thousand were accrued.

While the Company reorganization the deferred assets to the sum of 76 132 RUR thousand and the deferred tax liabilities at the rate of 289 058 RUR thousand were handed over to the allocated companies.

Value added tax (VAT)

The Company recognizes sale proceeds as the output (services) shipping goes for VAT taxation. During 2006 the sum of VAT accrued for payment made 630 329 RUR thousand, including tax rating on the assumption of real off-load to the sum of 4 661 008 RUR thousand and deduction at the rate of 4 030 679 RUR thousand.

The VAT sum of acquired values during the accounting period has lessened due to the order of VAT calculation change, forwarded by the Federal law № 119-FL, and also due to the handing 27 764 RUR thousand over to the allocated companies while reformation, and made 209 869 RUR thousand (by 01.01.2006 - 762 908 RUR thousands). VAT of unsettled output on 31.12.2006 made up 56 495 RUR thousand (by 01.01.2006 - 328 770 RUR thousands). Unsettled output VAT amount, handed over to the allocated companies while reformation, made up 81 368 RUR thousands.

VAT, calculated on the assumption of proceeds from the trade receivable on dispatched goods (works, services) during the previous accounting periods, made up 272 275 RUR thousand.

Off-budget funds

RUR thousands

Payment into the budget	Balance by 01.01.2006	including		Charged	Paid out	Balance by 01.01.2006 Indebtedness (overpayment)	including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
Total	38 436	849	39 285	328 511	342 682	24 265	1 622	25 887
Including								
Pension fund	23 571	167	23 738	250 936	261 664	12 843	190	13 033
Fund of social insurance	636	678	1 314	39 429	41 338	(1 273)	1 423	150
Fund of OMI	3 386	-	3 386	38 133	39 480	2 039	4	2 043
Fines	10 843	4	10 847	13	200	10 656	5	10 661

According to the insurance fees into off-budget funds fortune on 31.12.2006 there is a deft at the rate of 24 265 RUR thousand, including an accounts receivable- to the sum of 1 622 RUR thousand and a bill payable – to the sum of 25 887 RUR thousand.

Due to the Company reorganization (liquidation of 9 subsidiaries) the indebtedness in off-budget funds payments is decreased by December 31st 2006. At that the indebtedness to the sum of 10 661 RUR thousands in fine payment, imposed upon untimely insurance payments during the period of the reconstruction documents filling out (2001) and not included into the reconstruction schedule, remains unchanged.

According to the calculations with the Fond of social insurance the accounts receivable sum increased 2 times more by the end of the year and made up 1 423 RUR thousand (reimbursement of outlay of the incapacity lists retirement).

3.15. Disclosure of information concerning activity wind-up

Extraordinary general meeting of shareholders of JSC "Kuzbassenergo" by the resolution dd. 30.12.2005 had made a decision on the company's reorganization in form of segregation. Transmission statements were signed by the reorganized and five segregated companies on 01.07.2006.

JSC "Kuzbassenergo" (reorganized company) – is a regional generation company created on the basis of generating assets of electric power stations and trunk heating grid assets by energy supplying zones and administrative and territory criteria.

In the process of the company's reorganization the following stock companies were segregated:
JSC "Kuzbassenergo – regional power grid company" accomplishes electric energy transmission and distribution from source to consumer;
JSC "Kuzbass energy sale Company" – electric energy sale and purchase;
JSC "Trunk grid company "Kuzbassenergo" accomplishes electric energy transmission though the grids of the Unified National (All-Russian) power grid;
JSC "West-Siberian TPP" accomplishes production of electric and heat energy, heat energy transmission;
JSC "South-Kuzbass HPP" – production of electric and heat energy; heat energy transmission.

Since July, 01, 2006 the Company is not accomplish the following activities:

- electric energy transmission and distribution;
- energy sale in the retail market.

In accordance with the dividing balance the segregated companies had got authorized capitals in a volume:

JSC	"Kuzbassenergo – regional power grid company"	757 875,020	RUR thousand
JSC	"Kuzbass energy sale Company"	30 308,190	RUR thousand
JSC	"Trunk grid company "Kuzbassenergo"	606 163,800	RUR thousand
JSC	"West-Siberian TPP"	909 245,700	RUR thousand
JSC	"South-Kuzbass HPP"	545 547,420	RUR thousand

Authorized capital of JSC "Kuzbassenergo" (reorganized company) is the same and amounts to RUR 606 163 800 thousand.

Value of assets and liabilities of segregated companies in accordance with entrance balances as of 01.07.2006

RUR, thousand

Segregated company	Assets value, RUR thousand	Liabilities vale, RUR thousand
"Kuzbassenergo – regional power grid company"	6 219 703	569 493
"Kuzbass energy sale Company"	642 628	503 813
"Trunk grid company "Kuzbassenergo"	1 878 246	64 791
"West-Siberian TPP"	2 934 829	64 181
"South-Kuzbass HPP"	1 781 814	54 586

The company does not disclose information concerning income, expenses, profit tax and cash flow statement which are referred to wind-up activity because of the company accomplished centralized sale of electric and heat energy to different groups of consumers for with the different tariffs of the corresponding kinds of energy were established. It made impossible to account sales proceeds by the segregated divisions

apart.

According of the Decision of the Board of Directors of the company dd. 12.07.2005 the state registration of the segregated companies was made at a stated time (before 01.07.2006).

Cost of reorganization amounted to RUR 116 718 thousand in 2006 (consulting, paper work for land use, travel expenses, expenses for remuneration of labor of the enlisted personnel etc.)

3.16. Earnings per share

Item	2006	2005
Basic earnings in the accounting year, RUR thousand	309 463	544 879
Average weighted number of ordinary shares outstanding during the accounting year, shares	606 163 800	606 163 800
Basic earnings per share, rubles	0,511	0,899

By the Company's working results for 9 months of 2005 and for the first quarter of 2006 dividends in sum of RUR 406 409 thousand were paid.

General meeting of shareholders of the company spent on June, 26, 2006 had accepted a resolution to pay dividends on ordinary shares by the working results for the first quarter of 2006 in sum of RUR 0,329983 per share in cash.

Within 60 days from the decision making dividends in sum of RUR 200 024 thousand for payment to the incorporators in sum of RUR 182 703 thousand (minus tax to be paid to the budget) were accrued. As of 31.12.2006 RUR 181 868 thousand was paid.

3.17. Affiliated persons

Parent company

JSC "Kuzbassenergo" is guided by Russian open joint stock company of energy and electrification "UES of Russia" owned 49 per cent of ordinary shares of JSC "Kuzbassenergo".

Other 51 per cent of ordinary shares are placed among shareholders in which number enter Open joint stock company "Siberian Coal and Energy Company" owned 43,48 per cent of the authorized capital of JSC "Kuzbassenergo".

Besides, the company's affiliates are the follows:
members of the Board of Directors, members of the Management Board whose list is disclosed in the section "General information" of the explanatory note; also eight subsidiaries:
JSC "Prokopievskenergo";
JSC "Engineering and analytical center "Kuzbasstekhenergo";
JSC "Kuzbass energy repairing company";
CJSC "Autotransport enterprise Kuzbassenergo";
CJSC "Medico-sanitary Center "Health Center "Energetic";
JSC "Kuzbassenergoservice";
JSC "South-Kuzbass HPP";
JSC "West-Siberian TPP".
Affiliated companies of RAO "UES of Russia";
Affiliated companies of JSC "SUEK".
In years 2006 and 2005 the company sold its productions to the following affiliated persons:

RUR, thousand

Name	Type of operation	2006	2005
1.Ltd. "Sbytenergo"	Electric energy sale, other services	26 413	184 110
2. JSC "Prokopievskenergo"	Electric energy sale, other services	325944	635 624

3. JSC "Kuzbassenergoservice"	Electric energy sale, other services	6 874	15 481
4. JSC "EAC "Kuzbasstekhenrgo"	Electric energy sale, other services	4 957	5 136
5. CJSC "ATE "Kuzbassenergo"	Electric energy sale, other services	7 704	9 079
6.CJSC "MSC "HC Energetic"	Electric energy sale, other services	3 431	5 242
7. JSC "Kuzbass energy repairing company"	Electric energy sale, other services	4 457	5 903
8. JSC "Coal Company "Kuzbassrazrezugol"	Electric energy sale, other services, company's papers	1 138	429 192
9. JSC "Kuznetsky ferroalloys"	Electric energy sale, other services	50 908	1 572 298
10. CJSC "Kuzbassenergosviaz"	Electric energy sale, other services, inventories, lease	15 592	22 060
11.Bank "Alemar"	Sale of the company's papers, services, lease	136	10 835
12. JSC "Altayenego"	Electric energy sale	163 577	-
13. JSC "Altayenergosbyt"	Electric energy sale	324 604	-
14. JSC "Astrakhanskaya energy sale company"	Electric energy sale	4 529	-
15. JSC "Vladimirskaya energy sale company"	Electric energy sale	11 892	-
16. JSC "Volgogradenergosbyt"	Electric energy sale	14 396	-
17. JSC "Ivanovskaya energy sale company"	Electric energy sale	4 382	-
18. JSC "Kostromskaya sale company"	Electric energy sale	5 292	-
19. JSC "Krasnoyarskenergosbyt"	Electric energy sale	8 260	-
20. JSC "Kuzbass energy sale company"	Electric energy sale	2 971 576	-
21. JSC "Kurganskaya energy sale company"	Electric energy sale	4 194	-
22. JSC "Mordovskaya energy sale company"	Electric energy sale	6 677	-
23. JSC "Mosenergosbyt"	Electric energy sale	14 069	-
24. JSC "Nizhegorodskaya sale company"	Electric energy sale	23 023	-
25. JSC "Omskaya energy sale company"	Electric energy sale	236 303	-
26. JSC "Orenbourgenerosbyt"	Electric energy sale	9 091	-
27. JSC "Penzenskaya energy sale company"	Electric energy sale	5 120	-
28. JSC "Samaraenergo"	Electric energy sale	20 103	-
29. JSC "Saratovenergo"	Electric energy sale	9 161	-
30. JSC "Sverdlovenergosbyt"	Electric energy sale	29 855	-
31. JSC "Tambovskaya energy sale company"	Electric energy sale	5 502	-
32. JSC "Tomskaya energy sale company"	Electric energy sale	4 409	-
33. JSC "Tulskaya sale company"	Electric energy sale	6 231	-
34. JSC "Tiumenskaya energy sale company"»	Electric energy sale	33 792	-
35. JSC "Cheliabenegosbyt"	Electric energy sale	17 765	-

36. JSC "Yaroslavskaya sale company"	Electric energy sale	9 405	-
37. Others	Electric energy sale, other services	35 829	5 425
TOTAL:		4 426 591	2 900 385

Sale of electric energy to the affiliated persons was made at the rates defined in accordance with the Rules of New Wholesale Market.

In years 2006 and 2005 the company had purchased production of the following affiliated persons:

RUR, thousand

Name	Type of operation	2006	2005
1. JSC RAO "UES of Russia"	Settling upon license fee	562 279	989 681
2. JSC "SUEK"	Coal purchase	2 167 182	1 804 280
3. Ltd. "Sbytenergo"	Remuneration for consumer's money collection, contractor's work	-	4 778
4. JSC "Prokopievskenergo"	Purchase of coal, electric energy and fixed assets, remunerating	3 966	37
5. JSC "Kuzbassenergoservice"	Design works, other services	69 675	119 655
6. JSC "EAC "Kuzbasstekhenrgo"	Contractor's work, other services	51 904	48 254
7. CJSC "ATE "Kuzbassenergo"	Autotransport services, other	161 995	178 348
8.CJSC "MSC "HC Energetic"	Medical services	27 509	27 868
9. JSC "Kuzbass energy repairing company"	Contractor's work, other services	65 305	117 746
10. JSC "Kuzbassetremont"	Contractor's work, other services	34 582	80 223
11. JSC "Sayano-Shushenskaya HPS"	Purchase of electric energy	176 936	187 357
12. JSC "Haranorskaya HPP"	Purchase of electric energy	6 736	77 894
13. JSC "Berezovskaya HPP"	Purchase of electric energy	60 828	132 398
14. JSC "Gusinoozerskaya HPP"	Purchase of electric energy	31 991	90 132
15. JSC "Krasnoyarskaya HPP"	Purchase of electric energy	65 178	64 334
16. JSC "Omskaya energy sale company"	Purchase of electric energy	-	917
17. MMSK "Center"	Electric energy transmission	-	32 034
18. JSC FSC "UES"	Electric energy transmission	208 637	802 707
19. System Operator – UES CO-CDA	Electric energy transmission, system safety	204 424	268 396
20. JSC CC "Kuzbassrazrezugol"	Purchase of coal	3 262 407	2 635 961
21. JSC "Kuznetsky ferroalloys"	Purchase of inventories ad equipment	-	20 238
22. CJSC "Kuzbassenergosviaz"	Communications	66 553	49 797
23. Bank "Alemar"	Banking activity	191 489	14 603
24. JSC "West-Siberian TPP"	Purchase of heat energy	86 001	-
TOTAL:		7 505 577	7 747 638

Purchase of products from the affiliates (CJSC "Kuzbassenergoservie", JSC "EAC Kuzbasstekhenergo", JSC "SUEK", CJSC "ATE Kuzbassenergo", JSC "Kuzbass energy repairing company", JSC "Kuzbassetremont") in 2005-2006 was made in accordance with requirements in force by the date of purchasing of regulating documents to organize procurement activity (Standards of organizing procurement activity of RAO "UES of Russia", "Provisions of regulated purchase of products, works and services procedure". In accordance with these documents any purchase above 200 thousand rubles except VAT is to be made by way of regulated procedures holding. Type of procedure (competition. request for prices, purchase from the single source etc) is to be defined by the Board of Directors of JSC "Kuzbassenergo" (at the stage of Annual complex procurement program forming) or by the Central purchasing body of JSC "Kuzbassenergo"

(day-to-day management).

Settling with affiliated persons

As of 31.12.2006 and 31.12.2005 debt of affiliates was:

Accounts receivable of the Company

RUR, thousand

Name	2005	2006
1. Ltd. "Sbytenergo"	74 446	16
2. JSC "Prokopievskenergo"	14 005	3
3. JSC EAC "Kuzbasstekhenergo"	367	653
4. CJSC MSC "HC Energetic"	941	205
5. CJSC "ATE Kuzbassenergo"	17 311	6 160
6. CJSC "Kuzbassenergoservice"	35 896	88 480
7. JSC "Kuzbass energy repairing company"	95	1 317
8. JSC "Kuzbassetremont"	203	8 156
9. JSC "Coal Company "Kuzbassrazrezugol"	21 807	12 321
10. JSC "Kuznetsky ferroalloys"	16 171	-
11. JSC "South-Kuzbass HPP"	-	20 251
12. JSC "West-Siberian TPP"	-	22 373
13. Other	336	139
TOTAL:	181 578	160 074

As of 31.12.2006 and 31.12.2005 the Company's debt to the affiliated persons was:

Account payable of the Company

RUR, thousand

Name	2005	2006
1. Ltd. "Bill Center Kuzbassenergo"	3 926	-
2.JSC RAO "UES of Russia" OAO	1 230 372	1 070 372
3. JSC EAC "Kuzbasstekhenergo"	1 639	918
4. CJSC MSC "HC Energetic"	1 654	1 493
5. CJSC "ATE Kuzbassenergo"	12 885	4 555
6. CJSC "Kuzbassenergoservice"	2 551	1 041
7. JSC "Kuzbass energy repairing company"	2 471	7 504
8. JSC "Kuzbassetremont"	2 148	-
9. JSC "SUEK"	139 928	47 423
10. JSC "Sayano-Shushenskaya HPS"	1 693	-
11. JSC "Haranorskaya HPP"	31 618	29 484
12. CJSC "CFR"	4	14 434
13. MMSK "Center"	37 801	43 591
14. JSC "Mosenergo"	348 302	63
15. JSC "Coal Company "Kuzbassrazrezugol"	61 583	39 066
16. CJSC "Kuzbassenergosviaz"	2 954	759
17. Other	5 360	1 526
TOTAL:	1 886 889	1 262 229

3.18. Remuneration of directors

In 2006 the Company paid remuneration to the members of the Board of Directors to the amount of RUR 3 560 thousand, including additional payment for 2005 to the sum of RUR 1 146 thousand (2005 – RUR 5 135 thousand), to the members of the Management Board in sum of RUR 799 thousand (2005 – RUR 640 thousand).

3.19. Contingent liabilities

The Company is a plaintiff and an accountant at some law proceedings, including suits with the rating authorities, which start during a general economical activity. Currently these suits issue cannot be defined as a positive one adequately for the Company. In the judgment of the Company management, these proceedings will not make a negative sizeable impact upon the results of the Company economical activity or financial performance.

Original bills and petitions at the rate of 10 million rubles, brought to the Company and being under consideration according to the state by 31.12.2006:

1. SD "Kuzbass energy-saving centre" of debts collection of target means allocation for a regional energy-saving program realization to the sum of RUR 115 468 thousand.

Under the Kemerovo region arbitrage decision dd. 25.12.2006 the assize was set to be held 31.01.2007. Under the decision dd. 31.01.2007 the assize was deferred till 19.02.2007. Under the decision dd. 19.02.2007 2007 the assize was deferred till 06.03.2007. Under the decision dd. 06.03.2007 the assize was deferred till 09.04.2007 due to the possibility of amicable agreement completion according to which a plaintiff would abandon the announced counts to the Company. At the same time the possibility of claim relief is low, because the plaintiff falsely included counts into energy charges, used for auxiliaries, energy charges, got and issued to the other energy-supplying companies.

2. SD "Kuzbass energy-saving centre" of debts collection of target means allocation for a regional energy-saving program realization to the sum of RUR 14 186 thousand.

Under a court of first instance decision the claim to the sum of RUR 13 737 thousand was answered. Under the arbitrage of appeal instance writ dd. 20.12.2006 the decision is left unchanged. The Company appeal is in legalization stage.

The following suits may be possible:

1. Under the Kemerovo region arbitrage decision dd. 19.02.2000 the sitting of the court on case №A27-8462/2003-6 is set on 21.03.2007. The case is on the law revision of the newly disclosed conditions of penalty recovery to the sum of RUR 40 169 thousand (extra charged under the RF IFTI decision №250 dd. 10.04.2003 according to the field tax check holding where export bargain VAT RUR 200 844 thousand) under the RF TL art.122.

The company is not consent to the recovery of penalty to the sum of RUR 40 169 thousand and is willing to dispute this question at the sitting of the court. We incline to believe that taking into account the possibility to cut the sanctions amount down under the RF TL art. 114, the possibility of the penalty recovery to the sum of RUR 40 169 thousand is low.

2. The rating authority can make a decision to amerce a fine to the sum of RUR 149 785 thousand (which is charged under the RF IFTI decision №250 dd.10.04.2003 according to the field tax check holding where export bargain VAT RUR 200 844 thousand).

The company is not consent to the recovery of penalty to the sum of RUR 149 785 thousand and in the case of making this decision by the rating authority it will be appealed juridically. We believe that the rating authority missed out the time set by the RF TL art.46 to make a decision to recover a mentioned fine indisputably and juridically. The possibility of the penalty recovery to the sum of RUR 149 785 thousand is low.

At present time there is a number of acting taxes, statute-established at the federal and regional levels. These taxes include value added tax, the company profit tax, single social tax, and a number of others.

Very often these or those cases of tax legislation usage are interpreted in a different way by different state organizations and departments as well as from inside of these organizations and departments (for example, by the Federal tax office of Russian Federation and its inspectorates), in view of this some ambiguities raise and the way for the competitive environment is paved. The questions of the tax and other fields' legislation compliance (for instance, tariff and currency) are a matter at issue of different state organizations, which have a right to fine and impose fines. Such cases lead to tax risks rise that exceed

noticeably those, which are usual for the organizations in the countries with more developed tax system.

In accordance with the current legislation, tax liabilities can be tested during 3 years.

The Company management thinks, that the tax liabilities are reflected in the enclosed balance sheet. However there is still a risk that rating authorities will take an absolutely different stand in the questions which can be interpreted ambiguously, and it may influence the Company financial situation significantly.

By the end of 2006 the Company paid out RUR 614 692 thousand for the securities, where the collateral under the current credit contract dd. 31.12.2006 as inventory holdings to the sum of RUR 205 191 thousand (on 31.12.2005 – RUR 719 451 thousand), and also the oil to the sum of RUR 409 501 thousands, which under the Company Board of Directors decision dd. 28.11.06 (minutes № 10/12) was left as a deposit to the RF AK Sberbank (Kemerovo branch№ 8615) in November 2006 to secure credit agreement of JSC "Kuzbassenergo-regional energy grid company".

The Company was not made demands of immediate liabilities payment with securities and did not make any reserves for the contingency of a pied out security in the accounting.

3.20. Events after reporting date

On February, 21, 2007 the Arbitrage of Kemerovo region made decision to recognize JSC "Kuzbassenergoservice" as insolvent and to begin bankruptcy proceedings for 12 months.

On December, 25, 2006 the extraordinary general meeting of shareholders of JSC "Altayenergo", and on December, 26, 2006 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" had made decision to approve bargains of property sale and purchase on the following terms:

Contract parties: Seller - JSC "Altayenergo"; Buyer – JSC "Kuzbassenergo".

Subject: The Seller undertakes to hand over in the Buyer's ownership , and the Buyer undertakes to pay the following property:

- industrial and technological power complex of Barnaulskaya TPP-1, industrial and technological power complex of Barnaulskaya TPP-2, industrial and technological power complex of Barnaulskaya TPP-3; value of the purchased property amounts to RUR 1 219 751 480 except VAT;

- immovable of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3; value of purchased property amounts to RUR 534 297 026 except VAT;
- immovable of Barnaulskaya heating plant, Biysk heating grids; value of purchased property amounts to RUR 359 628 844 except VAT;
- movable (technological equipment) of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Barnaulskaya heating plant, Biysk heating grid; value of purchased property amounts to RUR 890 597 982 except VAT;

- transport vehicles of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Barnaulskaya heating plant, Biysk heating grids; value of purchased transport vehicles amounts to RUR 12 129 704 except VAT.

Sales contracts of immovable and movable property of Barnaulskaya TPP-1, Barnaulskaya TPP-2, Barnaulskaya TPP-3, Barnaulskaya heating plant, Biysk heating grids were made between JSC "Kuzbassenergo" and JSC "Altayenergo" on December, 28, 2006.

On January, 01, 2007 the mentioned property was accepted on the balance of Barnaulsky subsidiary.

On February, 27, 2007 by the Resolution of FAS of West-Siberian district the following decisions was left unchanged: decision dd. 24.08.206 and the resolution dd. 13.11.2006 of the Arbitrage of Kemerovo region at the claim against the Company declared by the Ministry of Finances of RF being an assignee of Mintopenergo of RF under the contract № 21 dd. 23.06.1997 to recover debt on budget credit to the total amount of 77 267 thousand rubles (principal debt amounts 10 000 thousand rubles, interest for borrowing use and fines for untimely payment amounts to 67 267 thousand rubles). According to the mentioned judicial acts it was refused in the claims satisfaction on debt recover to the Ministry of Finances.

In accordance with accounting policy the company is making revaluation of the fixed assets as of 01.01.2007. As evaluative company/ consortium to make contracts on definition a Fair value of tangible assets in accordance with the requirements of IFRS and revaluation under the Russian Standards of accounting the consortium had been defined:

CJSC "Deloyt&TUSH CIS"

Ltd "Institute of entrepreneurs problems"

CJSC "RSM Top-Audit".

Results of the Company's fixed assets revaluation s of 01.01.2007 which will be reflected in full sum in the valuator's report will be reflected in the accounting report of the company for year 2007 and in accordance with the standard acts requirements.

General director
of JSC "Kuzbassenergo" S.N. Mikhailov

Chief accountant of
JSC "Kuzbassenergo" S.S. Prikhodchenko

APPENDIX № 2

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2007

1. Basic provisions

1.1. This present provisions were developed in accordance with the requirements of the accounting, tax and civil legislation and apply to the JSC "Kuzbassenergo", his subsidiaries and affiliated companies.

1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountants.

1.3. Subsidiaries and representative office shall present to the executive body of the Company incompleted reports subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies.

1.4. Subsidiaries and dependent stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

Institutional aspects of accounting policy

2. Accounting policy forming procedure

2.1. Accounting policy of the Company is formed due to admissions applied in book keeping and report making (par. 6 of AR 1/98):

- property isolation;
- continuity of the Company's activity;
- sequence of accounting policy applying;
- temporary determinacy of factors of economic activity.

3. Book keeping ways

3.1. Ways of book keeping chosen by the Company under accounting policy forming must be applied by all subsidiaries and representative offices independently from their location.

4. Order of accounting arrangement and keeping.

Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1. In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 AR 1/98).

4.2. Accounting of property, liabilities and business transactions shall be recorded on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 1 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 № 94n "Plan of accounts of the accounting of financial and economic activity of the company" (in wording of the Ministry of Finances of RF №115n dd. 18.09.2006)

including the software functionality used in the company.

The Company's accounting registers shall to be drew up in the format stipulated by the software being a ground of the Company's book-keeping.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses.

4. 4. Documenting of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the basis of schedules of accounting document circulation.

Output forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person). Inventory cards of accounting of the fixed assets objects are printed after the newly inputted objects of the fixed assets were taken to accounting, also at the moment of any indicator's change and are attached to the early printed cards.

Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements :

- name of document;
- date of document drawing up;
- name of the institution on whose behalf the document was drew up;
- contents of business transaction;
- gauges of business transactions in natural and monetary terms;
- name of authorities responsible for business transactions and its drawing up validity;
- personal signatures of the aforementioned persons and their full names.

Suggested forms of the singly developed documents, as modified unified forms of the documents applied in the business activity are in the Appendix 2.

To account for the forms of the strict accounting as at the balance account 50 "Cash", control account "monetary documents", as also at the below-line balance account 006 "Strict accounting forms" (by the actual cost of the cost outlay to their purchase).

Analytical accounting according the account 006 "Forms of the strict accounting" is carried out by every type of forms of the strict accounting and their keeping places. The forms of the strict accounting are as follows:

- owned paper forms
- work-books forms
- loose leaves in the work-book's forms.

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting department of the Company.

4.7. The Company represents the annual accounting report in accordance with the chartered documents to the founders, the Company's participants or its property owners, also to the territory authorities of state statistics according to the place of their registration. Other executive authorities, banks and other users get the accounting report in accordance with the RF legislation in force.

In accordance with the item 6 of article 13 of Law №129 –FL accounting report is submitted to its users on paper and (or) electronic carriers.

Terms and volumes of accounting reports submitted to the executive body by the subsidiaries and representative office is to be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company are to be examined and approved by the general meeting of shareholders, also be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (in wording dd. 03.11.2006).

4.9. Directors of the Company have right to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have right to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company as it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who had gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of the Russian Federation for information disclosure.

4.12. In accordance with Federal Law on accounting and reporting in RF chief accountants of subsidiaries and representative office, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms , exercising (together with other bodies) of analyses of financial and economic activity obey directly to the director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision to the chief accountant.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also for business transactions conformity to the legislation in force (art. 6 of the Federal Law On accounting №129 – FL).

5. Accounting policy for book-keeping purposes

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of AR 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport vehicles;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*

- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

Long-term special editions of technical content are in the structure of the fixed assets (i.e. SNIP (Construction norms and regulations), collections, reference books etc) with a value exceeding 10 000 rubes. Acquired book editions with a term of using less than one year and of value less than 10 000 rubles (regardless of useful time), also editions contained reference information of temporal keeping are not referred to the objects of the fixed assets and shall to be wrote of to the expenses as other expenditures in the moment of their transfer to maintenance. Write-off the book editions of temporal keeping, as book editions of value less than 10000 rubles (not for recording in the inventory book) shall to be exercised by authority of a director of a branch according to the act on writing off.

5.1.2. The assets are to be taken to accounting as the fixed assets on account 01 "Fixed assets" as of the date of initial documents for acceptance making (act OC-1, OC-1a).

Fixed assets which right of ownership is subject to the state registration are taken to accounting on account 01 as of the date of putting into operation under the following terms fulfillment:

- objects are actually operated,
- accounting documents for objects acceptance are formed (including acceptance report if the object was purchased under the sales contract),
- documents were transferred to the State registration of ownership.

5.1.3. Fixed assets acquired for further sale shall to accounted at the account 41 "Goods.

5.1.4. To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards dd. 26.12.94 №359 (ed. dd. 14.04.1998).

Drawing up of acceptance of the fixed assets in the property composition of the Company is under authority of acceptance committees. The committees are created according the orders:

- in executive apparatus;
- in subsidiaries.

5.1.5. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 AR 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001(in wording dd. 27.11.2006).

Inventory cost of the fixed asset's objects, i.e. computers is to be determined as a sum of all devices value (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation methods

5.2. 1. at the acceptance to accounting the objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets subject to payment- at a rate of actual expenses of the company for the purchase, defined according to par. 8 AR 6/01 " the Fixed assets accounting " and gathered preliminary on account 08 " Investments in non circulating assets ", control account " Purchase of separate objects of the fixed assets ";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30.12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object, control account " Construction of separate objects of the fixed assets ";

c) earning of the fixed assets as investments in the authorized (pooled) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 AR 6/01). The note in the account debit 08 "Investments in non-circulating assets", control account "Acquisition of separate objects of the fixed assets" in the correspondence with account 75 "Payments with incorporators" is obligatory. On account debit 08 "Investments in non-circulating assets", control account "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected.
Sum of value added tax accrued on the fixed assets accepted as a fee in the authorized (pooled) capital is subject to tax deduction of the accepting company in order prescribed by the art. 171 of the Tax Code and is to be reflected in accounting report as a record into account debit 19 "VAT on purchased values" in correspondence with account credit 83 "Capital surplus".

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at market value as of the date of posting. On gratuities acquisition the note into account debit 08 "Investments in non-circulating assets", control account "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.

On account debit 08 "Investments in non-circulating assets " the control account " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the account debit 98 " Further Incomes " according to corresponding analytics into account credit 91 " Other profits and losses" in the composition of extraordinary incomes are made.
At the surplus posting over the results of inventory a record into account debit 01 "Fixed assets" from account credit 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
To determine a current market vale the data on the cost of the same fixed assets acquired in written form from the companies – producers may be used; information on the cost level being at the disposal of the State statistics authorities, trade inspections, also mass media and special literature; expert reports on the cost of the single objects of the fixed assets being in force as for a date of taking into account must be proved documentary or by the way of expertise making (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003 in wording dd. 27.11.2006);

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 AR 6/01);

f) Contract value sis to be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property.

Historical cost of the fixed asset contains tax and levies concerning its purchase (item 8, AR 6/01 "Fixed assets accounting" (Decree of MF of RF №26n dd. 30.03.2001), namely:

- customs fees and duty;
- state duty for registration of immovable right of ownership;
- state duty for registration of transport vehicle in the authorities of the State Inspection of traffic safety.

g) Cost of the fixed assets acquired under the lease contract is formed due to the total sum of leasing payments under the contract including redemption value additionally paid.

At that in the moment of ownership transfer a depreciated cost of an object equal to redemption value is formed. Depreciation accrual is made due to the object's residual value and remainder useful life thereof.

5.2.2. Expenses on loans and credits concerning the fixed assets acquisition and (or) investment assets construction are to be included in the historical value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" AR 15/01 (Order of MF № 60n dd.2.09.2001 in wording dd. 18.09.2006).

Except additional expenditure (item 19, AR 15/01) which are to be included in the structure of other expenses in the moment of implementation thereof (item 20, AR15/01).

Investment asset are to recognized the fixed assets objects, property complexes and other similar assets which prepare to the supposed use requires more than 12 months.

5.2.3. Expenses (income) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) are to be accounted on account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4. Changes in historical cost of the fixed assets are to be in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets only.

Expenses on modernization and reconstruction increase historical value of the fixed assets without fail, if the primary accepted standard indicators of the fixed assets object functioning are improved (increased) following modernization and reconstruction.

5.2.5. Complex or partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of single Company's Decree, and further is carried out one time in 5 years regularly.

Choice of a group of the fixed assets for revaluation in the reporting year is to be made depending on a level of cost correspondence at which these objects are reflected in book-keeping and reports to the current value.

Revaluation sum of the fixed asset's object resulted to revaluation is to be charged on account 83 "Capital surplus" in amount charged minus its discount fulfilled the previous reporting periods and transferred to account of profits and losses as operational expenses.

Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to account of profits and losses as expenses is to be charged on account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the fixed assets object is to be referred to capital surplus decrease composed due to revaluation's sum of this object made in previous reporting periods (item 15, AR 6/01). Excess of discount sum of the fixed assets object over the sum of its discount related to capital surplus resulted the revaluation made in previous periods is to be charged on account 84 "Undistributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose due to the fixed assets revaluation of subsidiaries is to be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on control

account "Payments of allocated property".

5.2.7. At the object of the fixed assets withdrawal the sum of its revaluation is to be transferred from account 83 "Capital surplus" to account 84 "Undistributed profit (uncovered loss)" in composition of profit of the reporting period (item 15 AR 6/01).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange is made by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".

Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (item 16 AR 6/01).

5.2.9. Assets of value not exceeding 10 000 rubes in which relation the terms of the object accepting as the fixed assets (item 4 AR 6/01) are fulfilled shall to be reflected in book-keeping in the structure of inventories on account 10 "Materials" (item 5 AR 6/01).

Such objects flow (inflow, migration, retirement) is formed on the basis of initial accounting documents destined to form the similar operations of inventories accounting.

With a view to ensure the objects safety under its use, the executive apparatus, subsidiaries and representative office are to organize such flow supervision. Operative quantitative accounting of the objects at its use location is carried out in the "By-the object list of the assets of value not exceeding 10 000 rubles transferred in use" under the recommended form severally the fixed assets depreciated in the generally established order.

5.2.10. Norm indicated in the item 5.2.9 is not apply to the following group of the fixed assets:

- buildings;
- constructions;
- machine and power tools, equipment;
- transport vehicles.

Such objects are accounted on account 01 "Fixed assets" and its value is to be included in the structure of the company's expenses by way of depreciation accrual in the generally established order.

In case of the fixed assets acquisition under the lease contract, the asset's value is determined equal to the total sum of leasing payments under the contract increased by the paid redemption value with a view of the mentioned norm application.

5.3. Fixed assets disposals accounting

5.3.1. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of under-depreciated fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written order of the JSC "Kuzbassenergo" prepared by the Department of capital management together with visas of corresponding services.

Procedure of documentary registering of operations on the fixed assets disposals is refined by the administrative documents of the company.

Depreciated fixed assets write-off due to their unfitness to use, also partial liquidation of the fixed assets is be carried out by the approval of director of subsidiary or representative office.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating income.

5.3.2. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw into debit of corresponding control account of account 91 "Other profits and losses" in corresponding analytics.
5.3.3. Disposal of the fixed assets object transferred on account of investments in the authorized (polled) capital, trust fund in amount of its depreciated cost shall be reflected into account debit of expenses accounting and credit of account of the fixed assets accounting.
If the object of the fixed assets has not depreciated cost (fully depreciated), amount of the conditional value is reflected in bookkeeping as operating income in the line 09010 of the form 2 "Profit and loss statement".

Amount of value added tax accepted to deduction for property transferred as an investment in the authorized (pooled) capital earlier is subject to recover in amount proportionate to the residual (balance) cost except revaluation (item 3 art. 170 Tax Code of RF).

Amount of value added tax renewed under the fixed assets object transfer as investing in the chartered (pooled) capital is included in the historical value of investments and reflected as a record on account debit 58 "Investments" in correspondence with credit of account 19 "VAT of acquired values".

Invoices on which base the tax amount was accepted to deduction earlier are subject to registration of the sales book to the tax sum for recover.

5.3.4. Expenses on the fixed assets write-off because of accidents, natural disasters and others emergency situations shall be reflected in book-keeping of the reporting period in the structure of other expenses on account 91 "Other profits and losses".

5.3.5. On immovable sale, disposal of these objects from the structure of the fixed assets is to be recognized as of the date of once termination of terms fulfillment to recognize the asset as th fixed asset mentioned in item 4 AR 6/01 "Fixed assets accounting".
Residual value of the retired object of immovable is to be charged from credit of account 01 "Fixed assets" to account debit 45 "Shipped goods" according to the sale contract and acceptance report of the fixed assets.

Information concerning transferred to the buyers fixed assets availability and flow, proceeds from sale thereof may not be recognized in accounting (Instructions for application of account's schedule of accounting of company's financial and economic activity approved by the Decree of the Ministry of Finances of RF №94n dd.31.10.2000 in wording of the Decrees of Minfin of RF №38n dd. 07.05.2003 and №115n dd. 18.09.2006) is to be reflected on account 45 "Shipped goods".

Fixed assets transferred to the buyers and reflected on account 45 "Shipped goods" are to be disclosed as other non-current assets in the 1 paragraph of the balance sheet in line 50.

In accordance with item 3 of article 167 of the Tax Code of RF a taxable base in VAT is formed in the moment of immovable ownership transfer.

Proceeds from sale of immovable, also expenses in kind of an object's residual value are recognized in book-keeping in the moment of ownership transfer to a buyer, i.e. as of the date of the State registration of ownership (item 12 AR 9/99 "Company's income" approved by the Decree of the Ministry of Finances №32n dd. 06.05.99 in wording dd.27.11.2006).

At that a residual value of retiring immovable object accepted to accounting by account 45 "Shipped goods" and VAT's sum accrued as of the moment of transfer is to be charged into account debit 91 "Other profit and losses" together with recognition of proceeds form sale in the structure of other income on a account credit 91 "Other profit and losses":

Д 91.2 – К 45 – residual value of immovable object,
Д91.2 – К 68– sum of VAT accrued
Д 62 – К 91.1 – proceeds from sales of immovable.

5.4. Depreciation of the fixed assets

5.4.1. Depreciation of the objects of fixed assets is carried out by a straight-line method, reasoning from the dates of the effective use of these objects. Depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers № 1072 dd. 22.10.1990 "About the unified standards of depreciation assignments for the of fixed assets complete reconstruction of economy of the USSR". Depreciation of fixed assets taken on accounting from 01.01.2002, is accrued in accordance with the Regulation of the Government of RF № 1 dd. 01.01.2002 "Classification of fixed assets included in depreciation groups" in wording dd. 18.11.2006).

5.3.2. Depreciation of immovable objects, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.4.3. The process of depreciation accrual can be interrupted by decision of a director of subsidiary in the period of the fixed assets renewal (repair, modernization, reconstruction), that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months by the Decreed of JSC "Kuzbassenergo" (item 23 AR 6/01).

5.4.4. Depreciation accrued by the fixed assets objects of industrial nature under credit of account 02 "Depreciation of fixed assets" control account "Depreciation accrued" is to be sent to finance capital investments of industrial nature as a record into account debit 02 "Depreciation of fixed assets" control account "Accrued depreciation" from credit 02 "Depreciation of fixed assets" control account " Depreciation used for capital investments".
The off-balance account with the acceptance (transfer) of the funding source among subsidiaries under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.4.5. Capital investments in the borrowed objects of the fixed assets are depreciated as follows:
- capital investments which cost are subject to reimbursement by the leaser to the lessor shall to be depreciated by the lessor in the order similar to the restarting up after reconstruction, modernization or technical reequipment (in case if JSC "Kuzbassenergo" act as a lessor), that must be stipulated by the lease contract;
- capital investments produced by the lesser by approbation of the lessor and in accordance with the terms of the lease contract, which cost is not reimbursed by the lessor must be amortized by the lesser within the period of validity of the lease contract from the amount of the amortization calculated subject to useful life defined for the leased objects of the fixed assets in accordance with the Classification of the fixed assets approved by the Government of Russian Federation (if the JSC "Kuzbassenergo" acts as a leaser).

5.4.6. In case of rebuilding, reequipment , reconstruction, modernization, partial liquidation and revaluation of the fixed assets object, depreciation is to be calculated subject to the depreciated cost of the fixed assets by the date of its making and months number rest to the fixed assets maintenance termination.
If a useful life of the fixed asset's object grew after rebuilding, reequipment, reconstruction, modernization than the rest months number to the fixed assets maintenance is possible.
Acceptance of the finished works in rebuilding, reequipment, reconstruction, modernization of the fixed assets shall to be formed by the corresponding act.

5.5. Procedure of accounting and financing of the fixed assets repair.

5.5.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is

created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.
- in case of stress of reserve money for repair of fixed assets, extra charge takes place under account debits of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes ".

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into account debit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.
- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into account debit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month.

5.5.2. Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into account debit 29 "Attendant production and households" without fund creation .

5.5.3. Reserve for forthcoming repair of the fixed assets granted on lease is not created. Expenses on such objects capital repair are accounted on account 23 "Auxiliary processes" control account Capital repair of fixed assets granted on lease" and are to be charged into account debit 90 "Sales" off.

5.6. Fixed assets lease.

5.6.1. Property granted on lease is reflected in accounting separately. All expenses on property granted on lease are reflected on account debit 90 "Sales".

Depreciation of property granted on lease is reflected on account credit 02 "Depreciation of fixed assets". and on account debit 90 "Sales".

5.6.2. Period of the fixed assets lease, amount of rent, maintenance and repair conditions thereof, change in price in result of capital nature and procedure of calculation are determined by the lease contract.

5.6.3. Lease contract is to provide overall payback for (including in part of local tax: land and property tax etc.)

Sum of rent is also to include compensatory expenses on communal services payment, other services consumed by the lessee. So contract terms are to stipulate for two rent's components: stable (direct amount of rent) and variable (payment for communal services, communications etc.).

Expenses on payment of communal and other services in such a case are included in the structure of expenses accountable under taxation of income; amount of VAT paid by the lessor in the structure of payment to supplying companies are to be declared to deduction (items 1,2 of art. 171 of the Tax Code of RF).

If under the terms of immovable lease contract, expenses on payment of communal services are not included in the rent ad settling with suppliers are made by the lessor, the lessee is to reimburse him all the amount of the services against the invoice.

In case if a part of the fixed assets object was granted on lease, a share of communal services falling to the

lessee is to be determined by measuring devices otherwise by a calculation way as a ratio of a part of the fixed assets area occupied by the lessee to the total volume of area of the lessor. The lessor pays off communal services against the invoices of communal services suppliers, then he invoices to the lessee.

Compensation for communal services received by the lessor shall not be deemed as income, but it is to be reimbursement of amount of expenses beared by the lessor.

5.6.4. Lease contract of the fixed assets is to be coordinated with the deputy general director of JSC "Kuzbassenergo" for corporate governance and vised by the corresponding departments.

Acceptance report of property under the lease contract is to be signed by a materially-responsible person without fail.

5.6.5. Accounting of fixed assets taken in leasing is carried out on the off-balance account 01 "Lease fixed assets" in a value mentioned in the lease contract. Analytical account is carried out by lessor and every object of the lease fixed assets.

5.6.6. Property acquired with a view to further granting on lese and income receiving is to be reflected on account 03 "Income investments in inventories".

5.7. Account of intangible assets.

5.7.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in item 3 AR 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n in wording dd.18.09.2006).

5.7.2. To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with item 6 AR 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(item 7 AR 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (item 9 AR 14/2000). A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By depreciation accrual of such intangible assets at the same time at the rate of accrued depreciation the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (item 11 AR

14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.7.3. Depreciation of all groups of intangible assets is carried out by a straight-line method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Depreciation of intangible assets" (item 15, 16, 21 AR 14/2000).

5.7.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (item 17 AR 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of depreciation charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.8 . Account characteristics of the investments in non-circulating assets.

5.8.1. Running expenditures on Department of investment projects realization (hereinafter DIPR) ((wage cost, travel expenses) are covered at the expense of fulfillment of investment activity volumes aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Letter of the Ministry of Finance of RF dd.30.12.93 №160).

5.8.2. Every month running DIPR expenditures of the executive body are distributed among the subsidiaries pro rata average monthly expenditures (AME) volume of subsidiaries in accordance with the coefficient, calculated as in the ratio of AME volume of subsidiary for the reporting month and total AME volume of the Company for this month.

5.8.3. Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.8.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.8.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.8.6. The objects of the incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Capital surplus" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other profit and losses" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out by phased;

- commission (including specialists of account department, technical services, material responsible persons) is created by order of the manager;
- according to the commission's report the act on expediency of write-off the object of incompleted construction is drew up. Thus on the base of this act a liquidation of the object by own forces or together with contracting organization is made;

- act on writ-off (liquidation) of the object of incompleted construction is drawn up after all the works at the liquidated object. The act on write-off (liquidation) of the object of incompleted construction shall to contain information on the object's conditions as for a date of writ-off, its short individual characteristic, reference on expenditures caused by the writ-off and on stocks of materials and capital equipment income due to writ-off.

Detailed procedure of documentary registration of write-off (liquidation) of the object of incompleted construction is determined by the regulatory documents of the company.

- under the liquidation of the incompleted construction, expenses accrued on the account 08 "Investments in the non circulating assets» on their construction and expenses caused by these objects liquidation are subject to writing-off in the structure of the intangible assets.

Got material and other stocks of materials and capital equipment due to the objects liquidation useful to further using are subject to posting.

5.9. Account of expenses on R&D.

5.9.1. Account of R&D in the Company is carried out in accordance with the Accounting Regulations "Account of expenses for research engineering, development and technological activity" (AR 17/02) (approved by the Order of the Ministry on Finances dd. 19.11.2003 №115n in wording dd. 18.09.2006).

The expenses for research engineering, development and technological activity are recognized in accounting if:

The sum of the expense can be defined and confirmed;

There is documentation that proves execution phase;

The results of the activity used in production and operation will lead to revenue in future;

The use of results of research engineering, development and technological activity can be demonstrated.

5.9.2. The expenses for research engineering, development and technological activity according to the item 4 of AR 17/02 don't contain:

The company's expenses on nature resources development;

Expenses on development of production, new companies, plants, aggregates (start costs);

Expenses on development of manufacturing work;

Expenses concerned the improvement of production technology together with improvement of product quality, change in the product's designing and other operational attributes realized during the manufacturing (technological) process.

5.9.3. The expenses on R&D are mentioned in accounting on account 08 "Investments in non-circulating assets" (item 5 AR 17/02).

The expenses on R&D which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of R&D), can be considered intangible assets at the account 04 "Intangible assets" (item 4 AR 14/2000).

If in the process of R&D fulfillment a positive result not being subject to legal safeguard, that is going to be used in production or in management, such expenses on R&D also shall to be accounted reflected at the

account 04 "Intangible assets".

The period of charging off the expenses on R&D is set within 1 year.

5.9.4. In case of termination of use of results of a specific R&D in products manufacture (works and services) or for administrative needs of the company, also if it becomes evident inability to receive economic benefits in future owing to the mentioned working results application, a sum of expenses o it not referred to expenses on the ordinary activity is to be charged on the other expenses as of the date of decision making concerning such work results use.

5.9.5. The expenses on R&D, which results were not satisfactory, and the results of R&D which use was stopped, are drawn up by the decision of PTD of subsidiary.

The decision can be viewed by the service of PTD of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

5.10. Account and evaluation of inventories

5.10.1. Inventory includes assets:

- for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;
- aimed at being sold (finished commodity);
- aimed at being used as means of labour during the 12-month period;
- of value not exceeds 10 000 rubles in which relation the terms of objects accepting as the fixed assets are fulfilled (item 5.2.9 of this present Regulations);
- aimed at being used by the Company for meeting its administrative needs.

5.10.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.10.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.10.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

a) acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with items 6, 11 AR 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of item 15 AR 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);

b) making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (item 7 AR 5/01);

c) invested in authorized capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to items 6,8, 11 AR 5/01);

d) received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (item .9, 11 AR 5/01).

e) received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with items 6, 10, 11 AR 5/01;

f) cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.10.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(item 15 AR 5/01).

5.10.6. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (item 6.1. AR10/99 "The Company's expenses") approved by the Order of the Ministry of Finances of RF №33n dd. 06.05.1999 (ed. dd. 30.03.2001).

After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par. 41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.10.7. Goods bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (item 13 AR 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.10.8. Goods bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (item 13 AR 5/01).

5.10.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (item 26 AR 5/01).

5.10.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to items 6, 11 AR 5/01, except the expenses of fuel- shipping

department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.10.11. Cost of return waste (scrap, waste oil, ash, slag etc) is defined due to the cost of possible sale. Cost of the accounted return waste is referred to decrease of value of materials putted into operation and used in the process of repair (par. 111 of Methodical Instructions on inventory accounting approved by the Order of the Ministry of Finances №119n dd. 28.12.2001).

5.10.12. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.10.13. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.10.14. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" №119n dd. 28.12.2001 (in wording dd. 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.10.15. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (hereinafter - Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 (Appendix to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material"

are shown quarterly by the Company to the tax authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.11. Account of inventory charge-off

5.11.1. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.

The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

Goods are valuated at net cost of each unit.

5.11.2. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.11.3. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (in wording dd. 23.04.2002).

5.12. Account of special tools, special devices, special equipment and working clothes.

5.12.1. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.)

The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the subsidiary company independently reasoning from the peculiarities of the engineering procedure.

When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

5.12.2. Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF №34n from 29.07.1998 (in wording dd.18.09.2006).

These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store"

and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment".

5.12.3. Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

5.12.4. If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

5.12.5. To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form approved by the Resolution of the Ministry of Labour of RF №51 dd.18.12.1998 (in wording dd.03.02.2004), by the Rules of employees providing with working clothes, special footwear other means of man-to-man defense etc.

5.12.6. The cost of special equipment is covered with the straight-line reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

5.12.7. The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in chartered capital of other companies, disposition in case of an emergency etc.).

5.13. Account of financial investments.

5.13.1. The account of financial investments in the Company is carried out in accordance with AR 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF№ 126n from 10.12.2002 (in wording dd. 27.11.2006).

The financial investments of the Company include (item 3 AR 19/02):

- state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);
- investments in the authorized (pooled) capitals of other companies (including subsidiaries and dependent companies);
- loans granted to other companies;
- deposit investments in lending agencies;
- accounts receivable acquired on the basis of assignment;
- investments under the contracts of joint venture etc.

The listed assets are recognized as investments subject to simultaneous fulfillment of terms mentioned in the item 2 AR 19/02 "Account of investments".

Assets which can not bring economic benefits to the company (interest-free loan, accounts receivable acquired under the benefits free cession contract etc) shall not be accepted as investments.

Such assets account is carried out on account 58 "Financial Investments", but in the balance sheet the assets are reflected in the part II as other accounts receivable in line 235 or 246 against the maturity period.

5.13.2. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;
- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for more than a year.

5.13.3. Financial investments are taken on accounting at historical cost. The historical cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- the sums paid to a salesman in accordance with the contract;
- the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;
- the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;
- the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (item 15 AR 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);
- other expenses connected with the acquisition of the assets in the capacity of financial investments.

5.13.4. The historical cost of investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.

5.13.5. The historical cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monetary funds).

5.13.6. The historical cost of the financial investments, deposition under the contract of joint venture is the pecuniary valuation coordinated by the partners of the joint venture.

5.13.7. The historical cost of investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.13.8. The historical l cost of investments received gratis such as securities is:

- the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;
- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

5.13.9. The financial investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the historical cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.13.10. The historical market cost of debt securities which do not set the current market cost is not made into the principal value (item 22 AR 19/02 "Account of financial investments" №126n dd. 10.12.2002).

5.13.11. At the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from valuation defined by:

- historical cost of each unit of the accounting of financial investments (item 26 AR 19/02).

5.13.12. At the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.13.13. The valuation of financial investments by the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (item 32 AR 19/02).

5.13.14. According to the item 6 AR 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- name of the Issuer (Company);
- name of the securities;
- number, series etc.;
- nominal price;
- buying price;
- expenses for the acquisition of securities;
- total amount;
- date of purchase;
- date of sale and other retirement;
- storing place.

5.13.15. Reserve on devaluation of financial investments (securities) is created due to financial result of the company and is reflected on account credit 59 "Reserve on devaluation of financial investments" and account debit 91 "Other profits and losses".

At the creation of a reserve on the devaluation of financial investments to carry out a regular supervision and check out of the financial investment's cost on availability of a devaluation signs of the intermediate accounting report by the reporting date (par. IV AR 19/2 approved by the Order of the Ministry of Finances №126 dd. 10.12.2002 in wording dd. 27.11.2006).

At the retirement (write-off) of financial investments (securities) on which the reserve was created, the sum of reserve is to be accounted in other profits (account debit 59 "Reserve on devaluation of financial investments" and account debit 91 "Other profits and losses").

5.14. Account of the foreign currency transactions and payments in conventional units.

5.14.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (items 3, 6 AR 3/2000 "Accounting of assets and liabilities whose cost is expressed in foreign currency" (approved by the Order of the MF RF dd. № 154n dd.27.11.06)).

5.14.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (item 9 AR 3/2006) is not counted over at the drawing up of the accounting.

5.14.3. The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other profits and losses" in the list of non-disposal revenue (expenses) as far as they appear (item 13 AR 3/2006).

5.14.4. Liabilities expressed in foreign currency but payable in rubles are to be recalculated as of:
-the date of its taking on accounting;
- the latest day of a month within the reporting period when they are reckoned in accounting;
-the date of liabilities extinction.
The arisen differences are to be named as the switch rates.

5.14.5. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear. Value of property (works and services) is not recalculated.

5.15. **Account of the transactions on the settlement accounts.**

5.15.1. The settling with debtors and creditors is reflected by each parties in the accounting in the sums from the entries and acknowledged by the Company as the correct ones .

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF №34n from 29.07.1998).

The sum on settling with banks, budget reflected in the accounting report shall to be coordinated with the corresponding institutions and be identical. Conservation on the balance sheet of the not adjusted sums on

these settlings are not admitted (par. 74 of the Accounting Regulations of RF (the Order of the Ministry of Finance of RF № 34n from 29.07.1998).

5.15.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.15.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Accounting Regulations "Accounting policy of the Company" AR 1/98 (the Order of the Ministry of Finance of RF№ 60n from 09.12.1998).

5.15.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

5.15.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- the actual existence of counter debts, admitted and unchallenged by the parties;
- the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);
- the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;
- the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.

Offset is to be made to the sum of debt except VAT. Sum of value added tax is to be paid by remittance in accordance with par. 4, art. 168 TC of RF.

5.15.6. With a purpose of accordance of verification deeds with the contractors to the requirements of the court practice, also to get possibility to use is as an argument in the court, the deed of verification must contain information on the essential elements of the initial accounting documents (invoice, payment order, deed of performance of works, deed of rendering services etc.) and essential elements of the invoices.
He deed of verification must contain information on the contract under which the mutual payments were performed (including number and date of the contract, if otherwise is not provided by the chartered documents in accordance with the legislation , registered office of the contractor (place of the State registration of legal entity), also the date of drawing up and subscribing of the document by the persons authorized to subscribe the deed of verification (Appendix 2).

5.15.7. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties. (Appendix 2).

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.15.8. Reasoning from par. 5.12.5, 5.12.7. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the accounts payable is defined on their basis.

5.15.9. The discounts are not defalked if by the application of the alter the term of actional prescription is

subject to the claim and this term is expired (art.411 of CC of RF).

5.15.10. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;
- on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;
- on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The accounts payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;
- on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other profit and losses". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other profit and losses " with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF) .

5.15.11. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

On use in settling of securities, a sum indicated in the security are to correspond to the value of good (work, services) mentioned in invoice except VAT. The sum of value added tax is to be paid by remittance in accordance with par. 4 of art. 168 of TC of RF.

5.15.12. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts payable.

The subsidiary company received the aviso of the executive apparatus on the bill of credit issue , shall to withdraw accounts payable.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.15.13. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company.

5.15.14. The handing over of the acquired bills (own debtors' bills) to pay the accounts payable is reflected in the accounting as a sale of rights of property by a record on account debit 62 "Settling with buyers and

customers" of the applicable control account in the correspondence with account 91 "Other Profits and losses " of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other profits and losses" of the applicable control account .

5.15.15. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.13.3 of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its subsidiaries, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the accounts payable for the received bill ..

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the subsidiary company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts".

5.15.16. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of corresponding control account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other profits and losses" .

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers"

5.15.17. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other profits and losses " of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

<u>5.16. Procedure of accounts receivable and account payable write-off</u>

5.16.1. By the results of accounts receivable carried out at the end of reporting year, allowance for doubtful accounts to settle with the debtors are to be created together with charging of sums of created allowance on account debit 91 "Other profits and losses" in the structure of other expenses in correspondence with account 63 "Allowance for doubtful accounts". (item 11 AR 10/99).

Sum of reserve is defined by every doubtful debt due to financial condition of a debtor and valuation of a possibility to pay off the debt fully or otherwise, and to limit to financial affairs of the company. the

Any debt is to be recognized as doubtful if a debt was not recovered in time prescribed by the contract, and was not backed by collateral, bail, banking warrantee.

Accrued reserve is to be directed to cover losses caused by bad debts. The bad debt is a debt having expired limitation period or on which the liability was finished because of its performance impossibility according to the act of a public authority of a company's liquidation.

Sum of allowance for doubtful account unused during the reporting year are to be added to income thereof on account credit 91 "other profits and losses" in the structure of other profits in correspondence with account 63 "Allowance for doubtful accounts".

5.16.2. Closing balance of mutual settlement with debtors and creditors (except for settlement with budget and banks) by the moment of contract termination is to be recognized as sum difference and to be charged on

account 91 “Other profits and losses” in case if its value amounts to less than 1 ruble (item 25 of the Regulations approved by the Order of the Ministry of Finances №34n from 29.07.1998). The balance of mutual settlement is to be confirmed by the verification act.

5.16.3. Accounts receivable having expired period of limitation, also other debts unreal to recover are to be written-off.

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it’s not enough it is referred to the list of non-disposal expenses (item 12 AR 10/99 confirmed by the Order of the Ministry of Finance of RF №33n from 06.05.1999).

5.16.4. The written debt reasoning includes the index of the full name of the debtor, including legal form; the ground, sum and the date of debt origin with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

- the copies of the basic account documents (contract, payment order, invoice, deed of works fulfillment (rendered services), agreement (notification) on set-off etc.);
- at a liquidation of a debtor being a legal entity - the extract from the unified state list of legal entities, containing information on the liquidation; and in case of settlement of a debtor being a natural person – his death certificate if the legislation in force does not provide succession;
- at the failure (bankruptcy) of a debtor - resolution on competitive production termination, or report of the arbitrage manager on a failure to satisfy the creditor’s claims;
- other documents proving the impossibility of debt collection (the act of state authority etc.).

Subsidiary companies need to keep the basic account documents in original within 5 years from the date of the Order on debt amortization.

5.16.5. Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company complying the provisions stipulated by the item. 5.12.18 of this present Order.

5.16.6. The accounts receivable written off in view of debtor’s insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

5.16.7. The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term. (art. 204 CC RF).

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe art. 2 of FL dd. 22.07.2005 №119-FL “On modification to the paragraph 21 of TC of RF and on recognizing as void the single provisions of legislation of RF on taxation”.

5.16.8. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the Company (subsidiary company) including the index to of the ground, sum, date and legal deeds adjusting the ground of write-off.

Also, amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the subsidiary company according to the standards art.195-208 of CC of RF.

Subsidiaries shall to keep the originals of the aforementioned documents, as the documents certifying assumpsit of debt by the creditor and break-off the terms of actional prescription too early (two-party deed of verification, letter of warrantee, reply the claim etc.) within 5 years from the date of the Order on a debt amortization".

The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of extraordinary revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other profits and losses" in the list of extraordinary expenses.

5.16.9. The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of other profits.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other profits and losses" in the list of other expenses.

5.17. Calculation of expenditures on production.

5.17.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (AR 10/99 (Order of MF of RF № 33n dd. 06.05.1999 (in wording dd. 27.11.2006)).

5.17.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of the unified f technological process.

Objects of calculation are:

- overall value of effective output electric energy;
- overall value of capacity sold under the regulated contracts;
- overall value of effective output heat energy.

Calculation units are 1 kw/h, 1 MW and 1Gcal of the effective output electric and heat energy.

5.17.3. Account of expenditures on production and calculation of actual net cost of production is to be carried out by traditional calculating way with direct (20, 23,29) and indirect (25, 26) expenditure accounts use. Calculation of indirect expense's accounts is to be closed into debit of accounts 20 "Major production" (23 "Auxiliary production") with further calculation of overall actual production net cost of produced goods.

Taking into account the aforementioned principle of indirect expenditures distribution, amount of common expenses is to be reflected in the form 2 "Profits and losses statement" in the line 020 "Net cost of sold goods, works and services".

5.17.4. Expenditures accounted on account 25 "Common expenses" are to be charged-off fully on account 20 "Major production" and on account 23 "Auxiliary production" to the proper with their simultaneous distribution between the calculation's objects:

- at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;
- calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.

Account 25 "Common expenses" is not applied to the Executive apparatus.

5.17.5. Common expenses (except payment for services of operative dispatch management in power energetics rendered by the System operator) on maintenance of the executive apparatus are to be distributed between electric and heat energy proportionate to production costs of power plants.

Expenses on payment for services of operative dispatch management in power energetics rendered by the system operator are to be referred to net cost of capacity in accordance with the procedure if tariff regulation.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" are to be referred to account 20 "General production", also to account 23 "Auxiliary production" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;
- rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses).
- common economy expenses shall be distributed between electric and heat power proportionate to their shop net cost;
- common economy expenses on services rendered by auxiliary process and auxiliary production and economy (internal consumption by the subsidiary) are not referred.

5.17.6. If a subsidiary renders services abroad or to other subsidiaries, expenses under which are reflected in accounting as production (economic) expenses, then the write-off is to be made form account 25 "Production expenses" (26 "Economic expenses") into debit of accounts 90 "Sales" or 79 " Intraeconomic payments for current transactions" accordingly.

5.17.7. Net cost of capacity is determined on the whole energy system by way of separation of conditionally fixed costs from the total sum of actual expenses for electric energy and capacity production.

All expenses referred to electric energy and capacity minus expenses for fuel and service payment rendered by the administrator of trade system of wholesale market are to be recognized as conditionally-fixed expenses.

This principle is defined in accordance with procedure if tariff regulation accounting conditionally-fixed expenses of generation company in the defined reasonable amount at capacity rate establishing (paragraph IV of Methodical guideline of electric energy and power tariff calculation under the sales contract of regulated tariffs in the wholesale market, approved by the Order of FRT of RF №199-э/6 dd. 15.09.06).

5.17.8. Account of expenses on energy transfer at the energy plants is carried out apart of accounting of expenses on energy output on the control account 20.5 "Expenses on heat energy transporting".

Calculation of the transfer's net cost shall be accounted apart of electric and heat energy production as individual activity.

5.17.9. Finished goods (account 43) is reflected in accounting at the actual production net cost.

5.18. Account of electric and heat energy for own and economic needs.

5.18.1. Effective output of electric and heat energy includes energy sold abroad under the made contracts. Effective output of energy is defined as a margin between produced energy and energy used for own, economic and technological losses.

5.18.2. Energy consumption for own and economic need includes:

-electric energy consumption essential for power stations and sub stations operating in the process of energy output, transforming and distribution;

- energy consumption by auxiliary and unindustrial divisions being on the balance of power plants essential for major production, but not tied with technological processes of heat and electric energy production at power plants.

Electric and heat energy produced by power stations used for economic needs is not included in sales volume and reflected on single accounts of book-keeping as finished goods directed on own needs with a view to eliminated double turnover on account 20 "Major production".

5.18.3. Purchased electric and heat energy consumed for own needs is included in the structure of expenses on the basis of settling documents submitted by the supplier (contract, invoice etc.).

5.18.4. The energy consumption for heating, water supply and lighting of dwelling, dining rooms, hostels, hotels, clubs, recreation department, dispensaries, etc. (if the given charges are reflected on account 29 " Attendant production and households ") is not included in economic needs of energy system.

The economic needs of energy system does not include the consumers feeding from the stations and substatation's needs (subabonents).

Energy consumption by such consumers is accounted as energy output abroad and is reflected on accounts of subsidiary's book-keeping. At that a net value of output electric and heat energy is determined at the average annual scheduled net value of 1 kWh and 1 Gcal calculated for power plant.

5.18.5. Subsidiaries are to submit information concerning electric and heat energy consumed for own and economic needs in the accounts department of the executive apparatus on the basis of PTD's report every month by the established form (Appendix 2 to this present Provisions). The mentioned information is to be used for the indicators disclosure of all produced energy and energy consumed by own and economic needs in the explanations to the balance sheet .

5.19. Procedure of account of the single expenses.

5.19.1.Expenses produced in the reporting period but not referred to the future reporting periods are to be reflected as further expenses (account 97):

- holiday pays charge to the next month:
- subscription publication's expenditures;
- insurance payment charge;
- other expenses and payments with further equal charge-off in the related period.

Future period expenses which sum is within 1000 rubles (except holiday fees of a future month) are to be included in the expenses of the reporting period once only because of rationality demands (item 7 AR 1/98).

5.19.2. Expenses on usual activity are classified as in articles , as in elements (item 8 AR 10/99).

5.19.3. Expenses on equipping sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, are accounted on account 25 "Production expenses" according to the fixed norms .

5.19.4. Expenses on preparation and holding of civil defense actions are accounted on account 26 "Economic expenses" (Provisions of the Government №227 dd. 16.03.2000 "On reimbursement of expenses caused by preparation and holding of civil defense actions").

5.19.5. Expenditures of department on stuff training of the Stuff management department are accounted on account 26 "Economic expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.19.6. Expenses caused by the stuff training:
training cost;
fare to the place of training;
renting expenses;
daily (travel) allowances for further training (education) of the employee.

5.19.7.Expenses of non-governmental provision of pensions of the company's employees prescribed by the labor and collective agreement in accordance with item 5 of AR 10/99 (approved by the Order of the Ministry of Finances № 33n dd. 6.05.1999 in wording from 27.11.2006) are the expenses concerning the usual activity. Such expenses are to be reflected on account debit of calculation of production expenditures 26 "Economic expenses" in correspondence with account 76 "Settlings with different debtors and creditors" control account 07 "Settlings concerning the non-government provision of pensions". Assignment of pension fees in the non-governmental pension fund is to be reflected on account debit 76.07 in correspondence with account 51 "Settlement account".

If a payment of a pension fee was made once (by once-only payment), the expenses are referred at the net value of goods (works, services) within the contract duration evenly by way of its reflection on account debit 97 "Future expenses" and account credit 76.07 "Settlings concerning the non-government provision of pensions" together with further monthly write-off into account debit 26 "Economic expenses".

5.20. Accounting of operations of electric energy (capacity) sale and purchase in the wholesale market (NOREM)

5.20.1.Types of contracts in force in the wholesale energy market.
In accordance with the Rules of the wholesale energy (power) market, the sale (purchase)of electric energy and power is carried out under the following contracts:
- regulated sales contracts of electric energy and capacity (RC);
-contracts providing for sale (purchase) of electric energy by the results of competitive selection of price applications a day ahead (DAM);
- free bilateral energy sales contracts (FBC);
-contracts proving for sale(purchase) of electric energy by the results of competitive selection of applications for system balancing (contracts for BM).
- free bilateral sales contracts of deviations (FBC of deviations).

5.20.2. Sale of electric energy and power under the regulated contracts.
Sale of electric energy and power under the RC is carried out at the state regulated rates.
In accordance with RC power price is established equal to the rate of tariff of installed capacity approved by the Federal Tariff Service (FTS) and corrected by the falling ratio in case of failure to fulfill requirements mentioned in par. 42 of the Rules of the wholesale energy (power) market approved by the Decree of the Government of RF №643 on 24.11.2003 (in wording of the Decree of the Government № 529 from 31.08.2006).

In accordance with the Agreement of capacity transfer in the power trade zone the participants of the wholesale market – Suppliers of electric energy and power (appendix №D to the Agreement of joining to the trade system of the wholesale market) in case if a supplier had not fulfilled his liabilities concerning willingness maintaining, but the other suppliers had fulfilled and maintained willingness in the trade zone entirely or not, the supplier who had not fulfilled his liabilities has to reimburse losses beared by the other suppliers.

Procedure of loss calculation and its base are to be indicated in the Agreement every time of failure to liabilities fulfillment.

Settlings under the Agreement are the settling concerning the loss reimbursement (item 37 of the Rules of the wholesale market) and are to be accounted as other profits and losses on account 91 "Other profits and losses" without changing an actual quantity of sold capacity.

Amount of losses to be reimburse is determined by the trade system administrator taking into account a procedure of electric energy (power) forming at the outcome of the settling period (item 40 of the Rules of the wholesale market).

Settling period under the present Agreement is a calendar month.
At the outcome of the settling period the following initial documents:

- invoice for payment of electric energy and (or) power, which contains the sums under each payment;
- invoice;
- acceptance report of electric energy contains information concerning a quantity and total value of electric energy acquired by the purchaser under the present Agreement in the settling period;
- acceptance report of power contains information concerning the power value purchased under the present Agreement in the settling period;
- notification on actual volume of power and value including ratio dawn;
- register of liabilities (demands) under the Agreement in the power trade zone;
- statement of settlings revise contains data on debt amount for electric energy and power purchased by the buyer in accordance with he terms of this present Agreement.

5.20.3. Sale of electric energy under the commission contracts.

Sale of electric energy on the DAM and BM is carried out under the commission contracts with CJSC "Center of Financial Settlings".

On selling of electric energy at the free cost the following mechanism o market value defining is in force (par. 2 art. 32 of the Federal Law "On power energetics":

- subject to technological and grid restrictions, a definition of equilibrium price of the wholesale market which is formed under demand and supply by the results of comparison of price demands of electric energy suppliers and price demands of electric energy purchasers free in price defining indicated in these price demands;
- independent definition of price of electric energy by the parties of bilateral sales contracts of electric energy".

A calendar month is a settling period to pay off services rendered by the CJSC "CFS" in accordance with the terms of Agreement of joining to the trade system of wholesale market and commission contracts of energy sale .

At the outcome of settling period the following initial documents are to be formed:

- acceptance report of electric energy contains data on quantity and value of electric energy transferred to the Commissioner by the Committent in accordance with the contract terms;
- Commissioner's report contains the quantity and total value of electric energy sold by the Commissioner to the buyer in the wholesale market in accordance with the contract terms;
- bilateral act of service rendering contains information of a value of rendered services by the CJSC "CFS" in the settling period (according to the appendix to the Regulations of financial settlings in the wholesale market);
- invoice;
- act of settlings revise contains information on debt amount of electric energy transferred to the Commissioner by the Committent in accordance with this present agreement terms.

5.20.4. Account of electric energy purchased in the wholesale market.

To provide for supply of energy volume under the RC not included in the hourly production, energy purchase amounted to the variation on the basis of FBC and sales contracts at the non-regulated price composed due to price demands selection is carried out.
To account purchased electric energy acquired for resale the account 41 "Goods" control account 41.05 "Electric energy" is used.

Electric energy write-off acquired for resale is carried out at the net cost of unit according to the item 5.11.1 of this present Provisions.

Purchase and further sale of the purchased energy is t be reflected by the internal transactions:
Д 41 – K60 – value of purchased energy;
Д 19 – K60 – VAT of a value of electric energy purchased is allotted;
Д 90.2 – K41 –value of sold energy wrote-off;
Д 62 – K 90.1 – proceeds from electric energy sale is reflected;
Д 90.3 – K68 –VAT of electric energy sale value is accrued.

5.20.5. Account of expenses on NOREM operating.

Expenses on services concerning operating of trade system of the wholesale energy (power) market are reflected on account 44 "Expenses on sale", and are written-off entirely in the reporting period on account 90 "Sales" (item 9 AR 10/99) on the net value of sold electric energy in accordance with the order of tariff regulation procedure.

5.21. Features of the Company's profits and losses forming

5.21.1. The Company's profits on usual activities are the following:

- proceeds from electric energy and capacity sale;
- proceeds from heat energy sale
- proceeds received for nonrecoverable condensate;
- proceeds from makeup and chemical treated water sales;
- proceeds from other finished production of auxiliary process sales;
- proceeds from rendered works (services) of industrial nature (including transit);
- earnings concerned temporary use of the Company's assets under the Lease contracts against payment

(temporary use and possession).

5.21.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale .

5.21.3. Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- excess of the fixed by the contract maximum hourly demand of heat energy;
- unauthorized water pumping;
- excess of the contacted volume of heat energy consumption;
- underexploitation of the contracted volume of heat energy consumption , and are reflected on the account 91 "Other profits and losses" in the moment of profit acceptance;
- misinformation on instrumentation indications;
- seals removing;
- delinquency of payment by the participants of the wholesale market.

5.21.4. Reimbursement of losses to the generator acquired (paid) in accordance with the Agreement of capacity transfer in the power trade zone is included in the structure of extraordinary profits (losses).
In accordance with the item 16 AR 9/99 and item 16 AR 10/99 the date of reckoning of the losses reimbursement to the generator is a date of register of liabilities (demands) under the Agreement making.

5.21.5. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and are to be reflected on account 91 "Other profits and losses".

5.21.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and reflected on account 91 "Other profits and losses".

5.22. Features of accounting of intraeconomic transactions between the subsidiaries

5.22.1. Operations on the property transfer to subsidiaries is reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and is reflected in passive balance in the filed line 423 of part IV "Capital and reserves".

5.22.2. Transfer of inventories in the Company is reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.
Transition of inventories (inventories, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.22.3. Operation on transfer to subsidiaries of:
- single profits,
-settlings under the contracts which consignees are the subsidiaries,
- balance of settlings on tax accounted centralized etc. are reflected through account 79 "Intraeconomic settlings on current operations".

5.23. Relations with subsidiaries and dependent companies

5.23.1. Economic operations between the Company and its affiliated companies are reflected in book -keeping using corresponding settling accounts with their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts. (Appendix №2).

5.23.2. The company presents the annual accounting report in accordance with the chartered documents to the founders, participants of the company or owners of its property, also to the territorial authorities on the State statistics according to their registration place. Other executive authorities, banks and other users receive the annual accounting reports in accordance with the legislation in force.

Terms and volume of accounting report submitted to the executive apparatus are defined by the Chief accountant of the company.

5.24. Accounting of the State assistance.

5.24.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges is formed in accordance with item 4 AR 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.24.2. Sate assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (item 16, 17 AR 13/2000).

5.24.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (item 18, 19 AR 13/2000).

5.25. Account of charity and sponsorship.

5.25.1. Charity is a voluntary activity of the company concerning disinterested (grant or preferential) property transfer including money terms, disinterested works and services rendered to the not-profit institutions (art. 1,2, of FL №135-FL "Charitable activity and charitable companies" dd. 11.08.1995). Money assignments or other material assets transfer to the profit companies, also assistance of political parties, movements, groups and campaigns is not the charitable activity.

5.25.2. To recognize the company's activity as charitable and , accordingly, to apply VAT privileges the following documents are to be available:

- agreement (contract) of the company with the recipient of charitable help to gratuitous transfer of goods (works and services) in the framework of charitable help render;

-copies of documents confirmed acceptance to account of charitable help of gratuitous received goods (works, services) by the recipient.

If the mentioned documents are not submitted the property transfer (works, services) is a gratuitous transfer and it not taxable of value added tax on common terms.

5.25.3. Expenses concerning charitable activity are included in the structure of other expenses of the company (item 12 AR 10/99), and reflected on account 91 "Other profits and losses" and are to be reflected in accounting in the line 13032 of the form №2 "Profit and loss statement".

5.25.4.The company may carry out sponsor's advertising spread on terms of obligatory mention about the company as a sponsor in it (Federal Law №38-FL dd. 13.03.2006 "Advertisement".

Sponsor's investment is recognized as payment of advertisement, and a sponsor and a sponsored are advertiser and advertisement distributor accordingly.

Sponsor's investment may be made as money transfer, also as property granting, works and services rendering.

To recognize the company's activity as a sponsor's advertisement the following documents are to be available:

- sponsor agreement contains the terms of advertisement services render;
- documents confirmed a fact of advertisement distribution services render.

5.25.5.Procedure of documentary draw-up of operations concerning sponsorship and charitable help is determined by the regulatory documents of the company.

5.26. Disposition of profits

5.26.1. Disposition of net profits in the Company is approved by the general meeting of shareholders and is carried out in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.26.2. Tax and other similar payments accrued during the fiscal year from the profits are reflected on account 99 "Profits and losses".

5.26.3. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital are established in accordance with Articles of Association.

Assets of the reserve capital are directed to financing according to Provisions developed by the Company.

5.26.4. Dividend's charge and issue is carried out over the results of the fiscal year in accordance with the company's Articles under the special developed Provisions.

5.26.5. Accounting of transactions with authorized capital, capital surplus and reserve capital is carried out in the executive body of the company as property owner.

5.27. Accounting of loans, credits and expenditures concerned their maintenance

5.27.1. Account of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, is carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (AR 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.27.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.27.3. The company's debts under the received loans and credits shall be divided into short-term and long-term, also urgent and ovredue in the accounting.

5.27.4. Transfer of long-term debts into the short-term shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.27.5. Expenditures related with receipt and use of loans and credits are the follows:

- due interests to lenders and creditors;

-due interests or discount under the bills of credits and bonds;

additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (item. 19 AR 15/01);

- exchange and rate differences under the interests on exchange loans and credits subject to be paid.

5.27.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (item 12, 23-31 AR 15/01), or in the actual net cost of the posted inventories, other values, works and services (item 15 AR 15/01).

5.27.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (items 14, 20 AR 15/01). Expenses in payment form for use of open limit of credit line are accounted on account 97 "Future expenses" and are referred to the other expenses by equal shares within the credit contract duration.

5.27.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (item 15-18 AR 15/01).

5.27.9. On drawing a bill of credit to receipt the loan by cash (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.27.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (item 26 AR 15/01).

5.28 Information on the events after the reporting date

5.28.1. Information concerning all the essential facts nappened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in the annual accounting report (item 6 AR 7/98 "Events after the reporting date" approved by the Order of MF RF №56n dd. 25.11.1998).

5.28.2. The events stipulated by the Appendix to AR 7/98 shall be deemed as the events took place after the reporting date .

5.28.3. Consequences of the event took place after the reporting date are reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (item 9 AR 7/98) or by way of disclosure of corresponding information in the explanatory note (item 0 10 AR 7/98).

5.28.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.28.5. Consequences of such event shall be valuate in money terms on the basis of corresponding calculation according to the discretion requirements (item 8 AR 7/98).

5.29. Information on conditional facts of economic activity

5.29.1 Information on all essential conditional facts of economic activity, i.e. on such facts in respect of

which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cash flow and the company's activity results as for a reporting date by the readers and users is to be reflected in the annual accounting report (item. 7 AR 8/01 "Conditional facts of economic activity" approved by the Order of MF RF №96n from 28.11.2001).

5.29.2. Conditional facts of economic activity are the follows:
- unfinished by the reporting date trials where the Company acts as plaintiff or defendant , which decisions may be accepted in the future reporting periods;

- disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;
- guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;
- discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;
- any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;
- liabilities for environmental protection;
- other analogical facts.

5.29.3. Conditional fact of economic activity is reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (items 9-13 AR 8/01) or by way of disclosure of corresponding information in the explanatory note item 14 AR 8/01).
The company creates the funds due to existing liabilities of the company by the reporting date in case of ambiguity concerning an amount or a term of performance under conditions stipulated by the item 8 of PAR 8/01.

5.29.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (item 21 AR 8/01).
Calculations shall be made by corresponding authorized Department (Service).

<u>5.30. Information on affiliated persons.</u>

5.23.1. Information concerning the operations with the affiliated persons is disclosed in cases provided by item 7 of AR 11/2000 "Information concerning the affiliated persons" approved by the Order of the MF RF №5n dd. 13.01.2000)in the explanatory note of the annual balance sheet :
- the company is under the control or influence of other institution or natural person;
- the company controls or has influence on other institution.

5.30.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of assets of liabilities (item 5 AR 11/2000).

5.30.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in the consolidated accounting report (item 9 AR 11/2000).

5.30.4. The list of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.31. Segment Reporting

5.31.1 Information on operational and geographical segments shall be disclosed in the annual accounting report and explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.31.2. The following activities are in the structure of operational segments (item 7 AR 12/2000 "Information on the segments" approved by the Order of MF RF №11n dd. 27.01.2000):

- electric and heat power production;
- other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (item 10 AR 12/2000).

5.31.3. The following information shall be disclosed over the operational segments: (item 21 AR 12/2000):

- sale's income;
- financial result;
- total balance amount of assets;
- total size of liabilities;
- total amount if capital investments in the fixed assets and non-material assets;
- total amount of the fixed assets and non-material asset depreciation assignments

5.31.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition tnat size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (item 9, 22 AR 12/2000).

5.32. Information on go out of business

5.32.1. Procedure of the information disclosure concerning go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to AR 16/02 "Information on go out of business" approved by the Order of MF RF №66n dd.02.07.2002.).

6. Accounting policy for tax account purposes

6.1. General provisions

6.1.1. The company calculates and pays tax and duties in accordance with the legislation in force of the Russian Federation on tax and duties, also with the legislation of the Russian Federation subjects (Kemerovo and Altay regions) on tax and fees ,with the standard acts on tax and duties of institutions of local governing.

6.1.2. Forming of the taxable base, register keeping (forms) of tax account, draw up of tax report of tax and fees calculated centralized y the Executive body (profit tax, value added tax, mining operations tax) is executed by the accounting department of the company on the basis of the data (initial documents, book-keeping registers, tax registers and tax declarations) submitted by the specialists of the Executive body and by the separate divisions (subsidiaries and representative office) of the Company.

6.1.3. Calculation and drawing up of accounts of the individual income tax, unified social tax, mandatory industrial accident and occupational illness insurance contributions paid by the Executive body is carried out by the Department of accounting of financial and clearing transactions and settling with employees, as in part of payment of subsidiaries and representative office it shall be prepared directly by the respective stand-alone subdivisions.

6.1.4. The stand-alone subdivisions of the Company themselves calculate the regional and local tax and duties (property tax of the fixed assets value accounted on the individual balance , water tax, assignment for environmental pollution).

The stand –alone subdivisions of the Company submit the tax report in the tax authorities at heir location.

6.1.5. Tax base formation procedure, tax report preparation procedure, tax ledger forms and maintenance procedure is carried out in order prescribed by the Tax Legislation of RF and by this present Provisions. Tax ledger forms on single indicators of tax base are kept electronically and on paper.

6.1.6. Tax and duties (except rent of land, State duty and tax mentioned in par. 6.1.3. of this present Provisions) are to be paid on a centralized base.

The stand-alone subdivisions themselves pay the individual income tax, unified social tax, mandatory industrial accident and occupational illness insurance contributions, rent of land and the state duty within the established period.

Account of settlement of tax and duties is carried out on the book-keeping accounts individually on every tax and duty, from the point of view of budget and off-budget levels (federal, regional and local budget), also from the point of view of debt type (arrears of the principal sum of tax or duty, fines and penalties; arrears of restructured sum of tax or duty, fines , penalties).

An inventory of liabilities related to tax and levy settlements shall be taken and debt reconciliation with tax authorities shall be performed by the Executive body and stand-alone subdivisions of the Company, respectively, with regard to payments at the location of fulfillment of taxpayer obligations.

6.1.7. Liability for correct calculation of the taxes and dues in the Executive body, tax and duties calculated on a centralized basis, also tax liabilities inventory connected with tax and duties settlement, debt reconciliation with tax authorities shall be borne by the Chief Accountant and General director of the Company.

Liability for correct calculation of the taxes and dues calculated and paid by the standalone subdivisions of the Company shall be borne by the heads and chief accountants of respective stand-alone subdivisions

6.2. Profit tax .

The Company shall apply a unified organization system, methods and forms of tax accounting for profit tax purposes under Chapter 25 of the Tax Code of the Russian Federation and this accounting policy for tax purposes.

Source documents for tax accounting purposes shall be source financial accounting documents drawn-up in accordance with art. 9 of the Federal Law "On book-keeping" №129 –FL from 21.11.96 (in wording from 30.06.2006) transformed into tax ledgers . Forms of tax accounting ledgers are disclosed in the Appendix №2 to this present Provisions.

6.2.1. Tax accounting of income and expense from sales.

6.2.1.1. Income from the sale of goods (work, services) shall be recognized as of the day of transfer of the product ownership right to buyers, the results of work performed or fee-based provision of services to customers determined in accordance with the terms and conditions of executed agreements, i.e. on the accrual basis (par. 1 of art. 39, 249, 271, 272 of the Tax Code of RF).

For tax purposes income from the sale (with the exception of securities income from sale thereof is defined in order prescribed by the articles 280,281, 283 of the Tax Code of RF)) shall be recognized based on financial accounting data net of the amounts of tax imposed on buyers and sum differences

Income from sale of goods (works and services) shall be accounted from the point of view of activity types.

6.2.1.2. Income from property lease reflected in line 010 of the Profit and loss Statement shall be recognized as sales revenue for tax purposes as income from sale. Expense related to the lease of the respective property shall be recognized for tax purposes as production and sale-related expenses.

Expense related to the lease of the respective property shall be recognized for tax purposes as production and sale-related expenses.

Property lease income shall be recognized in the tax accounting records as amounts payable for the reporting (tax) period in accordance with the terms and conditions of executed agreements with due consideration of the principle of even and proportionate formation of income and expense. The above-mentioned income shall be recognized in the tax accounting records as of the day of their recording in the accounting books, yet no later than the last date of the month to which they relate.

6.2.2. Tax account of the fixed assets

6.2.2.1. Depreciable property shall be any property with a useful life of more than 12 months and historical value exceeding 10,000 rubles.

Depreciable assets shall also include capital investments in leased fixed assets in the form of non-removable improvements made by the lessee with the consent of the lessor, that is to be mentioned in the lease contract (par. 1 of art. 256 of the Tax Code of RF).

6.2.2.2.Original value of the fixed asset is determined a sum of expenses for its purchase, construction, manufacture, delivery and bringing to the condition in which it is good for use (art. 257 of the Tax Code of RF).

For tax purposes it shall be ensured that accounting for costs included in the original value of depreciable assets in the financial and tax accounting records and costs not involved in forming the original value of depreciable is maintained separately in accordance with tax accounting rules with respect to:

- interest on borrowings (for inclusion in the structure of extraordinary expenses) – time differences;
- payment for the registration of rights to immovable property and land, transactions involving the above-mentioned facilities, payments for the provision of information on registered rights, payment for the services of duly authorized bodies and specialized organizations related to the appraisal of property, preparation of land and registration and maintenance documents (inventory-taking) of real property (to be included in other production and sale-related expenses);
- exchanges rate and sum differences.

supernormal expenses (% on borrowings, travel expenses) – are the fixed differences;

registration dues, state dues (for inclusion in the structure of extraordinary expenses in accordance with subpar. 1,40 par.1 art. 264 of the Tax Code of RF).

6.2.2.3. The useful life of fixed assets shall be determined independently as of the date of commissioning of this facility in accordance with the classification of fixed assets established by Resolution of the Government of the Russian Federation No. 1 "On the Classification of Fixed Assets Included in Depreciation Groups" dd. 01.01, 2002 .

The useful life of any previously used fixed assets acquired shall be determined independently from a period of operation of this property by its previous owners according to the requirements of safety measures and other factors (art. 259 of the Tax Code of RF).

6.2.2.4. If after any rehabilitation, upgrading or technical re-equipment of any fixed asset its useful life is increased, the useful life shall increase under the directive documents of the Company within the time limits established for the group in which such fixed asset was included earlier (art. 258 of the Tax Code of RF).
Depreciation of the upgraded fixed assets shall be calculated due to depreciated cost of the fixed asset as of the date of its making and number of months before the expire date of the fixed assets exploitation (taking into account its possible increase under the directive documents).

6.2.2.5. The straight-line method of depreciation shall apply to all fixed assets based on the norms calculated relying on useful lives in accordance with Article 259 of the Tax Code of the Russian Federation and Resolution of the Government of the Russian Federation "On the Classification of Fixed Assets Included in Depreciation Groups" No. 1 from 01.01.2002.

6.2.2.6. Expenses on capital investments amounts to 10 per cent of the historical cost of the fixed assets (except the fixed assets acquired gratis) and (or) expenses beared under rehabilitation, upgrading, technical re-equipment, partial liquidation of the fixed assets (including the lessor 's expenditures on capital investments which value had been reimbursed to the lesser) shall be included in the structure of expenses connected eth production and sale in the reporting (tax) period when the fixed assets depreciation had been started (date of historical cost change) (subpar. 1.1 par. 1. art. 259 of the Tax Code of RF).

The mentioned provisions shall not be applied in relation of capital investments made by the lesser with approval of the lessor and not reimbursed by the last one, also in relation of the fixed assets acquired as an investment in the authorized capital, the fixed assets acquired gratis, also acquired by the leaseholder under the lease contract and accounted on his balance; also equipment acquired for lease transfer and accounted on the balance of the lessor on account "03".

6.2.2.7. Capital investments in form of inseparable improvement in the leased fixed assets mentioned in par.1 of item 1 of art. 256 of the Tax Code of RF shall be depreciated as follow:
capital investments the value of which is paid to the lessee by the lessor shall be depreciated by the lessor in accordance with the procedure similarly the rehabilitation after reconstruction, upgrading or technical re-equipment (in case if the lessor is JSC "Kuzbassenergo") which is to be stipulated by the lease contract;

capital investments made by the lessee with the consent of the lessor under the lease contract the value of which is not paid by the lessor shall be depreciated by the lessee during the effective period of the lease agreement based on depreciation amounts calculated with due account for the useful life determined for leased assets in accordance with the Classification of Fixed Assets approved by the Government of the Russian Federation (in case if the lessee is JSC "Kuzbassenergo").

A special coefficient – 3 – shall apply to the basic depreciation rate for depreciable fixed assets which are a subject matter of any financial lease agreement (leasing agreement) made before 01.01.2002.

6.2.3. Tax account of transactions under the lease contract.

Sum of lease payments for leased property shall be included in the structure of other expenses in accordance with subpar. 10 par.1 of art. 264 of the Tax Code of RF.
The mentioned procedure shall not spread to those part of lease payments which makes a redemption value of the leased object if a passing of leased property to the lessee was stipulated by the lease contract.
Expenses on payment of the redemption value of the acquired property shall be accounted in the moment of passing of property by way of depreciation accrual.
At that a useful life of the lease object shall be determined as of the date of this property commissioning adjusted for useful life reduced by a number of months taken for use under the lease contract (item 12 art. 259 of the Tax Code of RF).
Redemption value of the lease object shall be accounted as tangible expenses if it is under 10 000 rubles.

6.2.4.Tax account of intangible assets

The useful life of intangible assets shall be determined based on the term of a patent, certificate or any other limitations on the useful life of intellectual property in accordance with the laws of the Russian Federation or the applicable law of any foreign country and based on the useful life of the intangible assets specified in the respective agreements.
The straight-line method of depreciation shall apply to all intangible assets.

Intangible assets dos not contain R&D not given a positive result, also R&D which gave a positive result which value had been accounted as expenses earlier in accordance with art. 262 of the Tax Code of the Russian Federation.
If after such work an intangible asset was formed its value shall be formed as the sum of expenses which had not been included in the expenses for tax purposes.

6.2.5. Tax account of production and sale-related expenses.

6.2.5.1. Production-related expenses shall be divided into direct and indirect.
Direct expenses shall include:
- operating costs determined in accordance with subparagraphs 1 and 4 of paragraph 1 of Article 254 of the Tax Code of the Russian Federation;
- expenses in connection with compensation for the personnel involved in the process of production of goods, performance of work, provision of services and the amount of unified social tax accrued on the above-mentioned sums of compensations (including insurance contributions calculated in accordance with the Federal Law №167- FL from 15.12.2001 "On mandatory pension insurance in the Russian Federation";
- depreciation deduction of fixed assets used in the production of goods (work, services), including expenses in 10 per cent depreciation premium.

6.2.5.2. The valuation method based on the value of a unit of inventory shall apply to the determination of the amount of operating expenses associated with the write-off of all types of inventories used in the production of goods, performance of work, provision of services (par. 8 art. 254 of the Tax Code of RF). The date of payment of the above-mentioned expenses shall be the date of their launch into production.
For tax purposes the operating costs shall be accounted on the basis of financial accounting data.

6.2.5.3. Compensation expenses shall be considered for tax purposes, with the exception of the amount of contributions under mandatory and voluntary insurance contracts executed in favor of employees (par. 16 art. 255 of the Tax Code of RF) based on financial accounting data.

Compensations mentioned in the art. 270 of the Tax Code of RF shall not reduce a taxable income and are to be accounted separately in book-keeping.

6.2.5.4. Expenses on voluntary insurance of employees provided by the item 16 art. 255 of the Tax Code of RF shall be accounted in amount of limits calculated in the tax ledger as indirect expenses of a period to which the sum of paid insurance contributions are related.

6.2.5.5. The reserve for future expenses in connection with the payment of employee vacation allowance, annual long-service award and year-end bonuses shall not be established.

Expenses on payment of employee vacation shall be recognized for tax purposes in sum of actual expenses in those reporting (tax) period in which they were made and shall be accounted in the amounts reflected in the book-keeping ledgers.

6.2.5.6. All expenses connected production and sale not include in the direct expenses shall be deemed as indirect.

6.2.5.7. Cost of services (works) of the third-party companies shall be reflected in tax account of the current tax period in accordance with the terms and conditions of the contracts or by the date of the documents submitting (acceptance report, invoice) by the party rendering services (fulfilling works), if payment terms for rendered works and services were not determined by the contract terms.

If the third-party companies submit the initial accounting documents in the current reporting(tax) period under the works and services rendered and made in the previous reporting (tax) period, which payment liability arises in the current reporting (tax) period under the contract terms, these expenses shall be deemed as current.

Adjusted declarations for profit tax are not submitted in accordance with art.54 of the Tax Code of RF.

6.2.5.8. Expenses expressed as rent (lease) payments for rented (leased) (property, other similar expenses shall be reflected in accounting by the date of acceptance report of rendered services signing , and if such report drawing up was not provided by the contract, by the date of invoices taking into account a principle of equal and proportional forming of profits and losses.

6.2.5.9. Expenses in connection with the repair of fixed assets are not created (articles 260, 324 of the Tax Code of RF) .

Expenses in connection with the repair of fixed assets shall be recognized for tax purposes in the actual costs for the reporting (tax) period in which they were paid. Expenses in connection with the repair of fixed assets shall be recorded based on data recognized in the accounting records.

6.2.5.10. Expenses on R&D shall be recognized as expenses connected with creation of new or improvement of technological process of manufactured goods (products, works, services) and corresponding definitions provided by the civil and tax legislation and standard acts on accounting (articles 769-778 CC of RF; art. 262 TC o RF, art. 2 of the Federal Law №127 FL "On science scientific and technological policy"; AR 17/02 "Account of expenses on R&D"; are reflected in tax account every month evenly within a year from the 1st day of a month next to the month in which they were paid in amount of ½ of this figure.

Expenses on R&D paid till 01.01.2007 shall be reflected in tax account evenly according to the period of cost transfer to expenses accepted earlier up to the moment of its tote write-off.

If a positive result is absent the expenses on R&D (by PTD's opinion) shall be included in the structure of other expenses in full volume within one year in amount of ½ every month. Expenses on R&D which note gave a positive result and paid till 01.01.2007 shall be reflected in tax account evenly according to the period of cost transfer to expenses accepted earlier up to the moment of its tote write-off.

6.2.5.11.Expenses in connection of acquisition of right of ownership for land in the state or municipal ownership on which buildings, constructions, installations are situated or which are acquired for capital construction of the fixed assets objects shall be included in the structure of other expenses within 5 years evenly. If the land is acquired on terms of deferred payments with a period of 5 year and more, the expenses shall be recognized evenly within a period prescribed by the contract (par. 3 art. 264.1 of the Tax Code of RF). The above-mentioned provision shall be applied to the expenses under the contracts of acquisition of right of ownership for land, concluded at least 01.01.2007.

6.2.5.12.Expenses on employees training and retraining contain expenses in order provided by items 1.12 and 3 of art. 264 of the Tax Code of RF.

Expenses on employee training and retraining shall not be deemed the follows:

- payment for education in higher and secondary special educational institutions of employees to get higher and secondary special education including the second higher education. It shall be reflected as the fixed tax liability (B99-K68) in tax account;

- fare to the place of training and renting expenses;
- daily (travel) allowances for further training (education) of the employee.

The above-mentioned expenses are included in the extraordinary expenses by art. "Expenses on business trip" (subpar. 12 par. 1 art.264 of the Tax Code of RF).

6.2.5.13. On sale of purchased goods, income from such transactions shall be reduced by the cost of such goods acquisition defined by method of evaluation of one unit of goods (art. 268 of the Tax Code of RF).

6.2.5.14. To ensure financial resulting of the company's activity for tax purposes, a separable account of the following profits and losses is carried out:

in aggregate on operations which income is taxable at the common rate 24% in accordance with the item 1 art. 284 of the Tax Code of RF (from sale of products of own production; from sale of undepreciated property etc.);

from sale of property rights including on operation of cession (re-assignment) of legal claim (art. 279 of the Tax Code of RF);

from sale of securities not negotiated in the organized market (art. 280, 329 of the Tax Code of RF);

from sale of securities in circulation in the organized market (art. 280, 329 of the Tax Code of RF);

on trade operations (art. 320 of the Tax Code of RF);

on operations from sale of the fixed assets at the value which is lower than the residual value (item 3 art. 268, art. 323 of the Tax Code of RF);

on activity connected with the use of objects of servicing production and economy, including the objects of housing and social and cultural sector (art. 275.1 of the Tax Code of RF);

on income and expenses in which relation the special tax regimes are in force (chapters 26.1 – 26.4 of the Tax Code of RF).

6.2.5.15. Indirect expenses shall not be distributed for tax purpose by types of activity and shall be written-off in full on profit decrease of reporting (tax) period.

Sum of the direct expenses shall be allocated to the remainder of construction in progress proportionate to a share of factor costs in the planned value of products.

6.2.5. 16 On profit gaining during several reporting (tax) periods and if a connection between profit and expenses may not be determined clear or is determined by indirect way the expenses shall be allotted taking into account a principle of evenly recognition of profits and expenses.

6.2.6. Tax account of non-operating profits and expenses.

Non-operating expenses contain the reasonable expenses on activity connected with production and (or) sale (mentioned in the art. 265 of the Tax Code of RF).

6.2.6.1 For tax purposes the expenses expressed in interest on credit and other similar contracts shall be accounted on the basis of book-keeping.

Size of interest under the debt liabilities recognized for tax purpose as expenses shall be accepted within the limits of refinancing rate pf the Central Bank of RF increase by 1.1. times (item 1 art. 269 of the Tax Code of RF).

6.2.6.2. Rate differences calculated in accordance with the rules of Accounting regulations and reflected in the ledgers, shall be accounted for tax purposes subject to provision of sub. 11 and 11.1, item 1 of art. 250, and of subpar. 5, 5.1 and 6 of item 1 of art. 265 of the Tax Code of RF.

Conversion of a cost of property and liabilities expressed in foreign currency into the ruble equivalent shall be executed under the rules of accounting for tax purposes.

Conversion of liabilities expressed in conventional units shall be made as of the date of taking into accounting and as of the date of liabilities pay off in tax account. Arisen difference shall be named as sum difference.

Conversion of liabilities expressed in conventional unit as of the last date of a month during a period when they are reckoned in accounting is forming a time difference.

The mentioned differences shall be paid in the moment of reckoning in tax accounting of sum differences by the date of liabilities pay off.

6.2.6.3.For tax purposes, profits and expenses from foreign currency sale and purchase shall be accounted on the basis of book-keeping data.

6.2.6.4. For tax purposes an allowance for doubtful accounts shall be created in the end of each reporting (tax) period based on inventory data (art. 266 of the Tax Code of RF).

Sum of bad debts not covered at the expenses of reserve assets shall be included in the structure of non-operating expenses.

6.2.6.5.Expenses on the liquidation of the fixed assets removed from service contain the documentary confirmed expenses formed under the rules of tax accounting connected directly with demounting and disassembling (compensation of the third-party companies involved in the object liquidation, accrued salary and corresponding tax of workers in case of efficiency wage, cost of tangible property used for the object liquidation etc), also the sum of underaccrued depreciation according to the tax accounting data.

On the liquidating of the objects of contraction in progress, the expenses making accost of the objects shall not be accepted in the reduce of taxable income (item 5, art. 270 of the Tax Code of RF); but they shall be accounted in the structure of fixed differences.

6.2.6.6. Tax accounting of securities is carried out in accordance with art. 280 of the Tax Code of RF. Income from sale or other retirement of securities shall be defined reasoning from sale value together with provisions of item 2 art. 280 of the Tax Code of RF.

A rate of refinancing established by the Central Bank of RF shall be applied to establish a calculated price of a debt security (bill).

Value of net assets shall be applied to establish a calculated price of a share (if information on exchange prices on the similar securities is absent) in accordance with the joint Order if the Ministry of Finances of RF and Federal Committee of Securities №10n/03 -6/pz "Approval of evaluation procedure of net assets price of joint stock companies" from 29.01.2003.

Expenses under sale (retirement) of securities shall be defined reasoning from its purchase value and expenditures on sale (item 2 art. 280 of the Tax Code of RF). At that the common expenses shall be included in the structure of expenses under the third party's bills retirement in a share connected with activity on the organizing bills transactions and referred to the Board of Treasury.

On the securities sale or other withdrawal as in circulation as not in the organized market, the retiring securities shall be written0off at the unit cost (art. 280 of the Tax Code of RF).

6.2.6.7. Profits and losses of the past years revealed in the reporting period shall be included in the structure of non-operating profits and losses if it's impossible to define a concrete period when the mistakes (misrepresentation) were made in tax base calculation.

If a period of income origin (expense-loss) is known, a recalculation of tax liabilities for the period of the mistake (misrepresentation) making according to the art. 54 and 81 of the Tax Code of RF.

6.2.6.8. The dates of recognition for tax purposes of some non-operative profits and expenses shall be defined in accordance with requirements of art. 272 of the Tax Code of RF (Appendix №2).

6.2.7. Income tax calculation procedure

Advance payments and tax amounts to be credited to the revenue side of budgets of the constituent entities of the Russian Federation for the stand-alone divisions located on the territory of Kemerovo and Altay regions shall be paid as prescribed by he art. 288 of the Tax Code of RF: for the stand-alone subdivisions located of the territory of Kemerovo region, -by the directing company – Executive apparatus of the Company, fro the stand-alone subdivisions located of the territory of Altay region, - by the Barnaulsky subsidiary (Barnaul). Sum of tax to be paid to the budget of the constituent entities of the Russian Federation shall be determined as an arithmetic mean of the percentage of the average payroll headcount and the percentage of the average annual value of depreciable property of this stand-alone subdivision, respectively, in the average payroll headcount and the average annual value of depreciable property of the Company.

6.3. Value added tax (VAT)

6.3.1. Date of the goods (works and services) sale (moment of the tax base definition) for VAT calculation is the earliest of two dates:

- day of shipment (transfer) of goods (works and services), property rights;
- day of payment, partial payment on account of forthcoming delivery of goods (works and services render), transfer of property rights defined in accordance with the legislation (item 1 art. 167 of the Tax Code of RF).

6.3.2. The VAT payment for goods (works, services) shipped before January 1, 2006 is made as soon as buyers and customers make payments (the procedure for VAT payment is retained).

If before the expiry of the period of limitation the buyer violates cross obligations connected with the goods supply (carrying out of work, rendering of services), the earliest among the listed below dates will be considered the payment for goods (works, services): the day of expiry of the indicated period of limitation or the day of account receivable relief.

6.3.3. Input VAT sums on account 19 "Input Value Added Tax" as of 01.01.2006 are subject to deduction after actual payment of account receivable.

6.3.4. VAT sums for contract works are to be subject to deduction as soon as the carried out works are registered regardless the fact of payment (par.6 of art.171 of the IRC of the RF)

VAT sums presented by the contractors (construction supervisors and coordinators) during capital construction works, which were not subject to deduction before January 1, 2005, are subject to deduction with the registration of the corresponding capital construction projects used for VATable operations or during realization of the incompleted construction project (par.1 of art.3 of the FL #119 dd. 22.07.2005).

6.3.5. VAT on construction and installation works carried out by own efforts is accrued monthly taking into consideration the construction expenses. This VAT is due to deduction only if the project under construction is aimed at VATable operations and its cost is included in expenses to tax profits (via depreciation as well). The deduction of tax sums accrued by separate divisions during construction and installation works for own purposes, is carried out only after the Executive body informed about the payment in the budget had been made.

Expenses to maintain the Construction and Building Department (CBD) that watches the construction works

and performs technical supervision, are not the subject to VAT taxation.

Input VAT sums on goods (works and services) acquired for construction works are due to deduction as soon as these goods (works, services) are registered regardless the payment fact.

6.3.6. VAT sum of fixed assets received as investment in authorized capital are subject to deduction on the basis of the documents about property transfer (act of acceptance of delivery, form OS-1, OS-1a) which contain the tax sum, restored by shareholder in the procedure established in par.3 of art.170 of the IRC of the RF. The described documents are to be registered in the bought book as soon as the property is registered and kept in the register of incoming invoices.

6.3.7. VAT sum on expenses made out by suppliers accounted as prepaid expenses is due to deduction once after goods (works, services) are registered in account 97, if the corresponding basic documents are submitted.

6.3.8. At the execution of barter transactions, offsets and use of securities during calculations, VAT sum presented by supplier of goods (works, services) and property rights should be paid cash on the basis of payment order (par.4 of art. 168 of the IRC of the RF).

The following terms should be observed:

The amount of offset is defined in the act without VAT;

When the securities are used during calculations, the sum put in the securities should correspond to the price of the goods (works, services) put in invoice without VAT;

At the execution of barter transaction the both parties should make out invoices with separate VAT sum which is transferred to the other party.

6.3.9. Calculations and payment of VAT is carried out every month by the Executive body of the Company on the basis of a set form declaration and corresponding aviso submitted by the Executive body, affiliated companies and representative offices.

6.3.10. If cash assets were received as future supply of goods (carrying out of works, rendering of services) in advance (part payment), an invoice is made up where all the requisites of all documents of payment are listed in line 5. If advances are paid many times during a month, the register of payment and settlement documents is attached to the invoice. When the payment and part payment is received, the tax sum is defined by computational method in accordance with par.4 of art. 164 of the IRC of the RF (18/118).

6.3.11. The deduction of tax sums, accrued by the affiliated companies and representative offices on tax agents' liabilities, is carried out after the Executive body informed about the payment in the budget had been made.

6.3.12. If any mistakes for the previous (fiscal) periods were detected, the updated tax returns should be submitted to the Executive body for each period within three days after the mistake was detected.

6.3.13. The procedure of separate accounting on settlement with suppliers for goods (works, services) with the bills owned by the third parties.

While execution of VATable (sale of goods, works, and services) and non-VATable (conversion of securities, including the bills owned by the third parties) operations, there is an separate accounting using direct method of separation of "Input VAT" and general expenses of administration referred to the Exchequer which is directly connected with conversion of securities (bills) activity.

The certain sums of VATable general expenses of administration are registered in the corresponding accounts in the Exchequer according to the account working plan:

debit of account 26 and account credit 60, 76, etc.,

as related to Input VAT

debit 19 and credit 60, 76, etc.

At separate accounting:

Sums of housing and communal services and their VAT are divided proportionally to the room area taken by the Exchequer which carries out the bill sale; expenses on ongoing repair works, maintenance of the equipment, and their VAT are reflected as soon as the performed works and rendered services are taken over to account on the basis of repair bids from the Exchequer;

Expenses on office supplies, auxiliary materials, and their VAT are defined as soon as they are charged off account 10 with reinstatement of the VAT sums (D19-K68) by entered items of stock released to the Exchequer;

Postal, phone, and telegraph services and similar services, expenses, VAT are accounted according to received invoices from suppliers, with separated expenses referred to the Exchequer's conversion of securities operations.

Monthly total sums on account 19 "Input Value Added Tax" control account "Input VAT on No Tax Transactions with Third Parties Bills" and account 26 "General Expenses of Administration" control account "General Expenses of Administration on No Tax Transactions with Third Parties Bills" are reflected in accounting as:

Debit 91 – Credit 19 – on Input VAT sum,

Debit 91 – Credit 26 – on sum of general expenses of administration.

Expenses related to the retirement of third parties bills are subject to accounting for taxation purposes according to the procedure foreseen by art. 280 of the IRC of the RF.

6.3.14. On goods (works, services) acquired for Research and Development, the VAT sum made up by suppliers is due to deduction once after these goods (works, services) are registered if the corresponding basic documents are submitted (par.1 of art.172 of the IRC of the RF). The activity which is supposed to use the results of Research and Development results is subject to VAT taxation.

Input VAT sums referred to the expenses on Research and Development, which did not lead to a good result, can not be reinstated according to article 262 of the IRC of the RF, the mentioned expenses are taken into account at profit taxation.

6.3.15. Input VAT sums which are subject to deduction according to articles 171 and 172 of the IRC of the RF, are due to reinstatement only in cases defined by par.3 of art.170 of the IRC of the RF.

6.3.16. The invoice numbering scheme, bought book and sales book keeping

The numbering of invoices made up by separate divisions of the Company has a uniform procedure and is carried out according to the following scheme: the compound number of an invoice includes the code of an affiliated company, number of a month when the invoice was made up, as well as the order number defined during each financial month.

The compound number of an invoice for electric and heat energy sale, formed in accordance with the above scheme also includes the prefix (electric energy – "E", heat energy "H") put after the code of the affiliated company.

The register books for received and given invoices, bought book, and sale book, made by separate divisions, have continuous numbering at each separate division. The register books for received and given invoices, bought book, and sale book are kept in affiliated companies and representative offices.

To make up the uniform bought and sale book the affiliated companies and representative offices submit the total results of the bought book and the sale book for each fiscal period to the Executive body of the Company.

The invoices are signed by the Director and Chief Accountant of the Company or other persons authorized by the order (other order documents) or by attorney on behalf of the Company which are signed by the Director and Chief Accountant of the affiliated company (representative office) of the Company or other persons authorized by internal order documents of affiliated companies of the Company.

6.4. Other tax and duties.
The calculation and payment of property tax, land tax, water tax and other local taxes, also tax for income of foreign legal entities shall be made in accordance with the law on taxes and duties in force.

6.4.1. Property tax .
6.4.1.1. Tax accounting for the calculation of property tax shall be maintained under Chapter 30 of the Tax Code.
The movable and immovable property accounted on the balance sheet as the fixed asset's objects shall be recognized as an object for taxation in accordance with procedure of book-keeping.

6.4.1.2. The tax base shall be determined as an average annual value of property separate for every subsidiary, representative office and Executive body by the immovable location.
In case of the object of immovable for taxation has an actual location on the territory of different constituent entities of the Russian Federation, for this object of immovable a tax base shall be determined separate and shall be accepted under the calculation of tax in the corresponding constituent entity of RF in portion proportionate to a share of the balance value of immovable object on the territory of the corresponding constituent entity of RF.

6.4.1.3.For tax purposes the accounting of preference property shall be carried out separately in the analytical accounting.

6.4.1.4. The calculated property tax shall be reflected quarterly on account credit 68 "Settling with the budget" in correspondence with account debit 26 "Economic expenses". The tax accrued on the leased property shall be recorded into account debt 90 "Sales".

6.4.2. Mining operations tax.
With a view to calculate the mining operations tax a produced quantity of mineral wealth shall be defined by the straight method, i.e. by application of statistical measuring of the produced mineral wealth (by number of transport, scales and other measuring devices) by way of adjusting together with the results of survey measurement in the place of its mining and warehousing.
The calculation number of the produced mineral wealth shall be defined on the basis of corresponding measurement.
The evaluation of a cost of the produced mineral wealth shall be determined according to the calculation cost in accordance with item 4 art. 340 of the Tax Code of RF.

6.4.3. Water tax.
The calculation and report making of water tax is carried out in accordance with the chapter 25.2 of the Tax Code of RF.

6.4.4. Land tax
6.4.4.1. The calculation and report making of land tax is carried out in accordance with the chapter 31 of the Tax Code of RF and with the standard legal documents of the representative authorities of municipal entities.
The tax base shall be defined as a cadastral value of lands recognized as tax objects in accordance with art. 389 of the Tax Code of RF.

6.4.4.2.The accrual of land tax shall be reflected on the cost accounts in the last month of the reporting period – quarterly. A tax declaration for the land tax shall be submitted to the tax authority by the land location at the expiration of the reporting (tax) period.
The sum of tax calculated in the established order shall be recorded into account credit 68 "settlings with the budget" and debit of accounts of the costs spent for manufacture of products (works, services) and expenses

not related to the products manufacture (account 91 "Other profits and losses").

6.4.4.3. The land tax accrued for the lands located under the leased property shall be recorded into account credit 68 "Settlings with the budget" and into account debit 90 "Sales".

6.4.5. Transport tax.

6.4.5.1. The procedure of calculation and payment of transport tax shall be carried out in accordance with the chapter 28 of the Tax Code of RF and with the laws of the constituent entities of RF: the law of Kemerovo region №95-OL from 28.11.2002 "Transport tax" (including the future modifications) and the law of Altay region №66-OL from 10.10.2002 "Transport tax of the territory of Altay region" (including the future modifications).

The sum of tax shall be calculated in relation of every transport vehicle as a product of the corresponding tax base and tax rate.

6.4.5.2. The accrual of the transport tax shall be reflected on the cost accounts in the last month of the reporting period – quarterly. A tax declaration for the transport tax shall be submitted to the tax authority by the transport vehicle registered by location in the municipal motor licensing and inspection department at the expiration of the reporting (tax) period.

The sum of tax calculated in the established order shall be recorded into account credit 68 "Settlings with the budget" and debit of accounts of the costs spent for manufacture of products (works, services) and expenses not related to the products manufacture. Transport tax accrued for the leased transport vehicle shall be recorded into the account credit 68 "Settlings with the budget" and account debit 90 "Sales".

6.4.6. State levy.

6.4.6.1. The state levy shall be recorded into the other expenses. Payment of the state levy shall be recorded in to account debit 68 "Settlings with the budget" in correspondence with account credit 51 "Settlement account". The sum of the state levy shall be recorded in expenses on a period of payment in accordance with art. 333.18 of the Tax Code of RF in the presence of the confirmed documents (copy of paying instruments; on the legal cases – the copies of payment instrument and the writ).

6.4.6.2. Payment of the state levy in connection with the property acquisition shall be include in the historical cost of purchased values and shall be recorded into account debit 08 "Investments in the non-circulating assets" and credit account 68 "Settlings with the budget".

6.4.6.3.Payment of the state levy connected with the current activity of the Company (for example re-registration of chartered documents) shall be charged in expenses and reflected on account debit 26 "Economic expenses" and account credit "Settlings with the budget".

6.4.6.4. If the company participates in the trials the state levy is to be charged into account debit 91 "Other profits and losses" and account credit 68 "Settlings with the budget".

Refund of duty by the loser shall be reflected on account debit 76 "Settlings with different debtors and creditors" and account credit 91 "Other profits and losses". Transfer of money terms on the refund of duty shall be accounted on debit 51 "Settlement accounts" and credit 76 "Settlings with different debtors and creditors" and in case of reckoning of the state levy refund by the tax authorities from the budget to pay other taxes – on account debit 68 "Settlings with the budget" and account credit 76 "Settlings with other debtors and creditors".

6.5. Accounting of profit tax settling (AR 18/02)

6.5.1. Distinctions of the tax for accounting profit (loss) recognized in book-keeping, from the tax for taxable profit generated in the tax account and reflected in the tax declaration of profit tax, are reflected in book-keeping and the accounting reporting in accordance with AR 18/02 "Account of calculation of profit tax" approved by the Order of the Ministry of Finances of RF №114n from 19.11.2002.

By nature and time of origin and effect of distinctions between the book-keeping and taxable income the fixed and timely differences are arose.

6.5.1.1. The fixed differences – income and expenses making the book-keeping income of the reporting period, but excluded from the calculation of the tax base of the profit tax as of reporting as forthcoming periods (economically unfounded and documentary unproved income according to the art.252 and 270 of the Tax Code of RF; extra-normative expenses; income according to the art. 251 of the Tax Code of RF). Information about the fixed differences is formed on the basis of the initial accounting documents in the accountant ledgers and is reflected separate in the analytical accounting on the account 99 control account 99.02 "Fixed tax differences" in correspondence with account 68.18.02.02.01 and accounted in the section 1 RNU № AR 18/02.

A fixed tax liability (FTL) is a tax sum which is leading to the increase of tax payments of profit tax in the reporting period; and a fixed tax asset (FTA) is leading to the reduce of tax payments.

The fixed difference is to be reflected in the line 195 "Fixed tax liabilities (assets)" of the profits and loss statement.

6.5.1.2. The time differences are to be recognized the profits and expenses making the book-keeping income (loss) during one reporting period in accordance with the item 8 AR 18/02, and the tax base of profit tax - during the other or others reporting periods accordingly. The time differences are divided into deducted and taxable by a year of its origin and taking into account. After the accepting to account the requalificaion of difference is not allowed, and its write-off into the debit of account 68 is made by the internal transaction concerning reserving an entry.

The time differences depending on a nature of its effect on the taxable income (loss) are divided into:

deducted time differences are the source of a deferred tax assets (DTA) forming, which is to reduce the profit tax sum payable to the budget in the next for reporting or in the forthcoming reporting periods (expenses in book-keeping exceed expenses accounted in tax account; income in book-keeping is lower than in the tax account).

DTA are reflected in book-keeping as non-circulating assets on account 09 "Deferred tax assets" in correspondence with account credit 68. 18.02.02.02.;

taxable time differences are the source if a deferred tax liability forming (DTL), which is to increase a sum of profit tax payable to the budget in the next for reporting or in the forthcoming reporting periods (expenses in book-keeping are lower than the expenses accounted in tax account; income in book-keeping exceeds the income in the tax account).

DTL are reflected in accounting as the long-term liabilities on account credit 77 "Deferred tax liability" in correspondence with account debit 68.18.02.02.03.

Time differences shall be accounted in the tax ledgers and reflected in the sections 2 and 3 of the consolidated ledger TAL №18/02; and they are reflected accordingly in the lines 143 and 144 of "Profits and losses statement" in the balance sheet .

6.5.2. With a view to ensure a separate account of differences between the book-keeping and tax accounting, also to control its proper forming the following accounts shall be used:

09 "Deferred tax asset";

77 "Deferred tax liability";

68.18.02.01. "Book-keeping income tax (conditional cost)";

68.18.02.02. "Difference tax", including:

68.18.02.02.01. "Fixed differences tax";

68.18.02.02.02. "Deducted time difference tax";

68.18.02.02.03. "Taxable time difference tax".

The sums of tax liabilities (assets) arose the subsidiaries shall be handed over to the executive direction under aviso.

The sum of cumulative time differences shall be closed on account 99 "Profits and losses" only in case of early termination of its origin at the concrete object of accounting (sale, liquidation or gratis transfer of the

fixed assets etc.) as follows:

on closing of a sum if cumulative taxable difference, the account 68.18.02.02.03 "Taxable time differences" is crediting in correspondence with account debit:

77" Deferred tax liability" – to the sum of cumulative taxable difference:

- 99"Profits and losses"– to the sum of underaccrued taxable difference;

on closing of a sum of cumulative deducted differences the count 99 "Profits and losses" is debiting in correspondence with account credit 09 "Deferred tax asset".

7. Drawing up of the explanatory note.

The drawing up of the explanatory note to accounting as its integral part (par.5 AR 4/99 "Accounting of the Company", approved by the order of the MF of RF № 43n from 6.07.1999), is conducted by the finance department, the department of capital account, law department, accounts department of the executive body of the Company on the basis of the calculations, information and explanations of the subsidiaries, representative office, subsidiaries and dependent companies.

The explanatory note reveals all the cases of breaking the rules of formation of the accounting, set by the current legal acts on keeping the accounting in Russian Federation, in the part of essential violations of the set rules of keeping the accounting and valuation of the articles of the balance sheet with explaining the reasons caused these violations and revealing the result , what data influenced the understanding of the financial condition of the Company, reflection of financial results of its activity and changes in its financial condition (item 25 AR 4/99).

The explanatory note disclose the information about the following chapters:

- accounting policy (with full coverage of all components, making an essential impact on valuation and decision taking by the users of accounting who have an interest in it) (item 11 AR 1/98);
- explanations of the accounting and report on receipts and expenditures (item 27 AR 4.99, par.133-143 of the Methodological recommendations about the procedure of accounting indexes formation, approved by the order of the MF of RF№6n from 28.06.2000);
- events after the fiscal date (item10 AR 7/98);
- conditional facts of the economic activity (item 21 AR 8/01);
- transactions with affiliated person (ch. II AR 11/2000);
- information about segments (ch.IY AR 12/2000);
- information about profit for one stock (ch.IY of the Methodological recommendations on disclosure of information and profit for one stock, approved by the order of the MF of RF №29 n from 21.03.2000);
- the received state assistance (item 22 AR 13/2000);
- received borrowing and credits (item 33 AR 15/01);
- Information on phased out activity (item 11 AR 16/02);
- Information on the costs on R&D(item 16 AR 17/02);
- Information on financial investments (item 42 AR 19/02);
- Information on profits tax calculation (item 25 AR 18/02)
- Information on consolidated accounting (with accounting of subsidiaries and dependent companies).

8. Inventory procedure.

Property and liabilities inventory is carried out in accordance with the Accounting Regulations of RF and the Methodological instructions on its implementation (the Order of the MF of RF №49 from 13.06.95).

The number of inventory in the fiscal year, dates, list of property and liabilities is set on separate orders of the Director General of the Company, directors of the subsidiaries and representative office with account of

the terms of production procedure or when inventory is compulsory.

The inventory of fixed assets is conducted not less than one time in three years, of library stock – once in five years. In special cases the inventory is conducted every year.

Reorganization (merger, segregation, differentiation of separate branches in subsidiaries) is dated for the end of the fiscal period (year or quarter), with the compulsory drawing up of the statement and dividing balance.

9. Documents retention procedure.

The original primary instruments on economic transactions at the subsidiaries and representative office are taken to accounting and kept in the places of their drawing up.

9.1. According to art.17 of the Law "About accounting" the primary accounting instruments, accounting ledgers and book-keeping reports are kept in accordance with the typical retention period (The list approved by the Russian record-keeping office from 06.10.2000 with modifications from 27.10.2003) but not less than five years. The work plan of account of the accounting, other documents of account policy are kept not less than five years from the year when they were used to draw up the accounting for the last time.

Retention period begins on January, 10 of a year next to the year when he document was drew-up.

On the write-off of accounts receivable a retention period begins from the date of an order signing of write-off.

A book of purchases and sale shall be kept within 5 years from the date of the last record had been made. A working plan of book-keeping accounts , other documents of accounting policy shall be kept not less than 5 years from the year in which they were used for book-keeping report making at the last time.

9.2. Primary instruments, account lists, account reports and balances are subject to compulsory putting to record-keeping office. The retention periods are accounted from January 1 of the year following the year when the document was drawn up (according to the List of typical management documents of the activity of the companies, with retention periods mentioned, approved by Russian record-keeping office 06.10.2000 (with changes and additions from 27.10.2003)).

9.3. A number of documents or a document concerning the same issue or the segment of activity are filed. Files are opened since the first document was included. Documents are included into the file only in one copy. Drafts and copies are not flied to the case. Documents of permanent and temporary character are grouped in separate cases.

In special cases the documents of different retention periods but referred to one issue are put in one file but after the decision was taken they regrouped again.

Documents are grouped for one calendar year. The transient cases make an exception. Documents are put into case with all the appendixes and additional materials arisen while the question was discussed. Plan and accounting documentation (plans, bids, charts, reports and calculations) are put into the case of the year which it is referred to, regardless of the time and date.

9.4. The drawing up of accounting documents is conducted in accordance with nomenclature of cases – systematized list of cases, formed in the Company with retention periods mentioned in accordance with the General rules of archives' work (approved by the decision of Russian record-keeping office from 06.02.2002).

The cases which formation is prolonged till the next year keep the same number in the nomenclature.

In the end of the calendar year the total record is made about the categories and number of opened cases, where the total number of cases is mentioned as well as the cases of permanent retention period, temporary (more than 10 years) and temporary of up to 10 years retention period, and the number of transit cases.

The nomenclature is signed by the person, responsible for the record keeping, subscribed by the chief accountant and coordinated with the office and record-keeping office of the company.

10. Procedure of modification in the company's accounting policy .

10.1. Accounting policy of the Company changes only in the following cases:
-change of the Legislation of Russian Federation or legal acts on accounting;

- working out by the Company new methods of accounting keeping which presupposes more authentic facts of economic activity in the accounting or less labor-output ratio of the process without the decrease of the level of authenticity of the accounting process (change of the structure of the work plan of accounts during putting into operation of new program devices, work out of the methodology of the account of separate economic processes which have no legal regulation, etc.);

-major modification of the terms of the activity (reorganization, owners' replacement, change of the types of activity, force majeur, change of the internal structure (with no reorganization), etc.).

10.2. Change of accounting policy is introduced since January 1 of the year following the year of its approval by the correspondent order about the Company except for the cases when the legal act was drawn up during the year and is recommended to be implemented from the accounting of the current year.

APPENDIX № 3

JSC "Kuzbassenergo" Consolidated (except affiliated companies)

Reference
on dividends accrual and pay off as of 31.03.2007

RUR, thous

Period of dividends accrual, shareholders name	dividend accrued	tax and dividends paid and deducted	Including												balance c dividends paid as of 30.09.2006
			1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
JSC "Kuzbassenergo"															
1994 year															
TOTAL	11820	11820	6895					4923		2	0	0			
Including															
a) legal entities	5795	5795	870					4923		2					
including RAO	5792	5792	869					4923							
b) natural persons	6025	6025	6025												
1995 year															
TOTAL	24957	24927		1565	17099	5356	732	139		34	0	0	2	0	
Including															
a) legal entities	12268	12268		1565	4505	5347	719	106		26					
including RAO	12237	12237		1565	4500	5347	719	106							
b) natural persons	12689	12659			12594	9	13	33		8			2		
2001 year															

Kuzbass Open joint stock company of energy and electrification

Tax payer identification number 4200000333 **12G3-2(B) Exemption No.: 82-4633**

TOTAL	43037	42928							35189	7675	64	0	0	0	109
including															
a) affiliated of the JSC KE	2078	2078							2078						0
b) third companies	1472	1472							1472						0
c) retirees	541	541							541						0
d) dead	43	6								4	2				37
e) legal entities	38903	20906							13 173	7 671	62				72
		17925							17 925						
2005 year															
TOTAL	406409	405075											36 454	368 621	1334
Including															
a) legal entities	404610	404450											36 295	368 155	160
including RAO	199140	199140											17 679	181 461	0
b) natural persons	1799	625											159	466	1174
2006 year															
TOTAL	200024	199237												199 237	787
Including															
a) legal entities	194601	194453												194 453	148
including RAO	98011	98011												98011	0
b) natural persons	5423	4784												4784	639

TOTAL 686 247 683 987 Total not paid dividends as of 31.03.2007r 2 260

Note: dividends were not accrued during the period since 1996 till 1999.

END

The secretary of board of directors

Dmitry Golofast